11/21.

02069123

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Prima Developments Ltd.

*CURRENT ADDRESS 200 - 20351 Duncan Way
Langley B.C. V3A 7N3
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

FILE NO. 82- 34703 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 1/21/03

THE FOLLOWING IS A

CERTIFIED LIST
OF THE HOLDERS OF

PRIMA DEVELOPMENTS LTD
COMMON

AS OF THE CLOSE OF BUSINESS 02/07/02

CUSIP 74154R109

CERTIFIED BY: ______________________

A024_14438_R1032_030702/000001/000001

74154R109 PRIMA DEVELOPMENTS LTD
COMMON

2,000	2,000	2,000
CHRIS M AITKEN 965 164 ST SURREY BC V4A 4Y4	ERIC J AITKEN 965 164 ST SURREY BC V4A 4Y4	JENNIFER L AITKEN 965 164 ST SURREY BC V4A 4Y4
187	100	125
KEITH R BALLARD 20 W ALLENTON RD 3 NORTH KINGSTOWN RI 02852-5934	ALLAN M BEIL & RAMOND BEIL JT TEN 2540 ORANGEWOOD PL SIMI VALLEY CA 93065-2374 USA	IRV BERG 11 DARLENE COURT ALAMO CA 94508
250	562	25
STEPHEN C BERG & KATHRYN L BERG JT TEN 30 SOUTH CAMP RD ISHPEMING MI 49849-1103	SCOTT ALLAN BERG 1970 BROADWAY STE 630 OAKLAND CA 94612	ALAN BLOUNT C/F TREVOR BLOUNT UGMA/IL 10 N OLD CREEK RD PALOS PARK IL 60464
25	125	12
CHARLENE A BLOUNT CUST SARAH BLOUNT UGMA IL 10 OLD CREEK RD PALOS PARK IL 60464 USA	PETER T BLUSHI 200 DANA AVE HYDE PARK MA 02136	ALICE JANE BORGES BOX 641 COLUMBIA CA 95310
500	62	62
VIOLET BROOKS 307-1440 GEORGE ST WHITE ROCK BC V4B 4A3	THOMAS R BUTLER 3372 RAMBLEWOOD DR S SARASOTA FL 33577	THOMAS F CAMPION 5 WOODLAND SHORES TRL PARK E COLCHESTER VT 05446-1404

74154R109 PRIMA DEVELOPMENTS LTD
COMMON

1,000

CANACCORD CAPITAL CORPORATION
2200-609 GRANVILLE ST
PO BOX 10337 VAN LCD PACIFIC CENTRE
VANCOUVER BC V7Y 1H2

2,273,908

CDS & CO.
NCI ACCOUNT
25 THE ESPLANADE
PO BOX 1038 STN A
TORONTO ON M5W 1G5

55,347

* CEDE & CO
P O BOX 20
BOWLING GREEN STN
NEW YORK NY 10274

125

LEONARD CHENG
1388 KINGSWAY
VANCOUVER BC V5V 3E4

37

RICHARD T CLARK JR & KELLY BURKE
CLARK TR 05/18/93
RICHARD T CLARK JR & KELLY BURKE
CLARK REV INTERVIVOS TRUST
1165 E 24TH PL
TULSA OK 74114

18,000

COALTECH LIMITED
545 SOUTH 3RD ST
LOUISVILLE KENTUCKY
40202

374

JAY COATES & NANCY COATES
JT TEN
10985 BELMONT DR
SONORA CA 95370-9052

2,595,095

COMMONWEALTH ENTERPRISE FUND
200-20351 DUNCAN WAY
LANGLEY BC V3A 7N3

1,707,475

COMMONWEALTH ENTERPRISE FUND INC
200-20351 DUNCAN WAY
LANGLEY BC V3A 7N3

10,500

PATRICIA LYNN CONNELL
14 HUNTINGWOOD AVE UNIT 14
DUNDAS ON L9H 6V9

71,428

LOIS H COOMBER
4-WESITE AVENUE
GREENSVILLE ON L9H 5M2

87

DAVID CROSS
1390 DOCK ROAD
MADISON OH 44057
USA

25,714

GERRY CUSHNER
1134 PARKER ST
WHITE ROCK BC V4B 4R9

62

PAUL DOYLE &
CAROL DOYLE JTWROS
114 LAMLASH LANE
CARY NC 27511

12

JAMES E DRIVER
413 N 18TH ST
KANSAS CITY KS 66102-4207
USA

74154R109 PRIMA DEVELOPMENTS LTD
COMMON

600

ALBERT L EARLEY
4078 GILMAN AVE
LOUISVILLE KENTUCKY
40207

11,905

GORD EDGAR &
SHARON EDGAR JTWRS
7080 205 ST
LANGLEY BC V2Y 1T1

11,905

GORDON EDGAR &
SHARON EDGAR JTWROS
7080 205 ST
LANGLEY BC V2Y 1T1

11,905

WALTER ENGLER &
LORRAINE ENGLER JTWRS
4572 BENZ CRES
LANGLEY BC V2Z 1B3

16,905

WALTER ENGLER &
LORRAINE ENGLER JTWROS
BOX 39 SITE 8
RR 2 STN MAIN
STONY PLAIN AB T7Z 1X2

11,905

DONALD EWING &
DOROTHY EWING JTWRS
PO BOX 2642
SECHELT BC V0N 3A0

11,905

DONALD EWING &
DOROTHY EWING JTWROS
5790 TRAIL AVE
RR 6
SECHELT BC V0N 3A6

62

THOMAS J FIGARI
102 NW 89TH TER
CORAL SPRINGS FL 33071
USA

100

GERARD G FIGARI JR
2119 N E GINGER TERRACE
JENSEN BEACH FL 34957

5,000

KENNETH L FRIEDA
1317 DURNDE LANE
PACIFIC PALISADES CA
90272

1,250

JACOB FRIESEN & MARNIE FRIESEN
65-21065 56 AVE
LANGLEY BC V3A 3Z4

250

REGINALD W GARBETT &
MARLENE D GARBETT TEN COM
5005 HARMONY DR
FARMINGTON NM 87402

125

JEANINE M GODWIN
202 22ND STREET NE
BRADENTON FLORIDA
34208-1632

500

JOHN GOUDSWARD & GILLIAN GOUDSWARD
13688 57B AVE
SURREY BC V3X 2V3

2,000

GARRETT GRAEME
965 164 ST
SURREY BC V4A 4Y4

74154R109 PRIMA DEVELOPMENTS LTD
COMMON

400

GEORGE L GREEN
3328 CREST DR
ANDERSON CA 96007
USA

125

JOSEPH GUERRIERI
3658 HARVELL RD
ASHEBORO NC 27203
USA

125

H & S INVESTMENT
4144 OXFORD ST
BURNABY BC V5C 1C9

15,476

GARRY HACKEL
1995 59A AVE
SURREY BC V3S 7W5

8,332

GARRY HACKEL
18995-59 A AVE
SURREY BC V3S 7W5

12

FRANK HASSETT &
KATHY HASSETT JT TEN
1267 PASEO REDONDO
MERCED CA 95348-1828

62

DAWN J HEATON
2420 WEBER ST
ORLANDO FL 32803-3446

25

ROBERT E HILLS
8 HICKORY POINT
LITTLETON NORTH CAROLINA
27850

125

JAMES D HOLTHAUS
1511 6TH AVENUE
SAN FRANCISCO CA 94122

62

DAVID E HURTUBISE
907 CURTIS
LARAMIE WY 82070

38

PAUL HURTUBISE
696 DUNWOODIE
CINCINNATI OH 45230

125

IDAHO STATE TAX COMMISSION
UNCLAIMED PROPERTY SECTION
800 PARK BLVD
BOISE ID 83712

1

INFOJEX RESEARCH LTD
PO BOX 1059 STN A
VANCOUVER BC V6C 2P1

1,250

GREGORY INT-HOUT
132 SPUR ROAD
BROCKWAY MT 59214

1,250

WILLIAM D JENNETT
1200 WILSHIRE BLVC
LOS ANGELES CA 90017

74154R109 PRIMA DEVELOPMENTS LTD
COMMON

162	10,000	250
PAUL JEROSIMICH & SAVO CAKARDIC TEN COM BOX 1885 HOT SPRINGS ARKANSAS 71902	JERRY JOHNSON & SHEILA JOHNSON JTWROS 19660 51 AVE LANGLEY BC V3A 7L4	ROBERT BOYD JOHNSTON 1307 BRIARMEAD HOUSTON TEXAS 77057
2,125	24,762	33,334
CHARLES KALLAL JR & CAROL KALLAL JTWROS 7619 S RT 23 MARENGO IL 60152 USA	HENRY KELBERT & ELSA KELBERT JTWRS 1405-10082 148 ST SURREY BC V3R 0S3	RANDY KELBERT 29-16318 82 AVE SURREY BC V3S 8K2
500	1,250	42,856
RANDY KELBERT & LYNN KELBERT 29-16318 82 AVE SURREY BC V3S 8K2	JOHN E KINGSMILL 2130 LILLOOET CRES KELOWNA BC V1V 1W3	MAX L KULLBERG 10-3826 BROCKTON PL NORTH VANCOUVER BC V7G 2E6
120,952	110,000	145,000
AARON LANGSET 20230 47A AVE LANGLEY BC V3A 5K8	AARON J LANGSET 20230 47A AVE LANGLEY BC V3A 5K8	JUDITH LANGSET 14-1446 JOHNSTON RD WHITE ROCK BC V4B 3Z5
680,000	50,000	57,143
JUDITH LANGSET PO BOX 75227 RPO WHITE ROCK WHITE ROCK BC V4B 5L4	JUDITH E LANGSET PO BOX 75227 RPO WHITE ROCK WHITE ROCK BC V4B 5L4	LEEANN LANGSET 220-5569 176 ST SURREY BC V3S 4C2

74154R109 PRIMA DEVELOPMENTS LTD
COMMON

4,006,215

ROLAND LANGSET
14-1446 JOHNSTON RD
WHITE ROCK BC V4B 3Z5

2,437,143

ROLAND LANGSET
PO BOX 75227 RPO WHITE ROCK
WHITE ROCK BC V4B 5L4

125

STEVEN LUKINUK
1111 BEWDLEY AVE
VICTORIA BC V9A 5M9

188

ROBERT MAERZ
81 MAGNOLIA AVE
SAN ANSELMO CA 94960

250

TIM O MARA &
LOIS O MARA JT TEN
8996 LA LINIA
ATASCADERO CA 93422-5350

11,905

VICTOR MARTINOW &
LUCY MARTINOW JTWRS
RR 4
27132 DEWDNEY TRUNK RD
MAPLE RIDGE BC V2W 1E2

62

STEVEN R MATTEI
4531 16TH ST N
ST PETERSBURG FL 33703-4403

125

THOMAS E MCCLAIN AND
SANDRA G MCCLAIN JTTEN
3954 SOLAR DRIVE
ERIE PENNSYLVANIA
16506

5,100

MCDERMID ST LAWRENCE CHISHOLM
LIMITED
PO BOX 90
1000-601 HASTINGS ST W
VANCOUVER BC V6B 5E2

937

PAUL T MC INTYRE
725 BROOKSIDE DRIVE
INDIALANTIC FLORIDA
32903-3602

62

TODD A MERNER
100 HAYWARD PLACE
BRIDGEWATER MA 02324
USA

100

AUGUSTA MOORE
215 RANDALL ST
SAN FRANCISCO CA 94131

250

CHARLES W MOSELEY &
SONIA J MOSELEY JT TEN
401 N KENNETH RD APT D
BURBANK CA
91501

250

REBECCA NICKELS
2145 HIGH ST
YORK PA 17404
USA

625

VIRGIL NOLDE JR
2029 LEMNOS DR
COSTA MESA CA 92626

74154R109 PRIMA DEVELOPMENTS LTD
COMMON

23,249	57,143	120,000
MONTREAL TRUST I/T/F PALADIN FUEL TECHNOLOGY UNEXCHANGED SHS FOR CUSIP 69607F108 200-510 BURRARD ST VANCOUVER BC V6C 3B9	LEEANN PAYNE 200-20351 DUNCAN WAY LANGLEY BC V3A 7N3	PAUL PAYNE & LEEANN PAYNE JTWROS 200-20351 DUNCAN WAY LANGLEY BC V3A 7N3
312	250	3,750
RICHARD J PEA 3026 CASTLE PINES DR DULUTH GA 30097-2041	ROBERT PIMENTEL 1415 FULTON RD #205 SANTA ROSA CA 95403	JOHN H RAIMONDO SR & RITA RAIMONDO JTWROS 543 HICKORY PL SANTA CLARA CA 95051 USA
62	125	137
STEVEN RALL & VICTORIA RALL JT TEN 20670 JAGUAR AVE LAKEVILLE MN 55044	GEORGE E ROBERTS 2855 EBER BLVD WEST MELBOURNE FL 32904 USA	RALPH H ROELOFSZ PO BOX 711448 SANTEE CA 92072
937	250	250
CHARLES ROMAHN PO BOX 814 TACOMA WA 98401-0814 USA	LAWRENCE STEVEN ROSE HC 61 BOX 6140 AUSTIN NV 89310-9001	FRANCIS E ROWE 14 JFK RD EAST DUBUQUE IL 61025
500	10,573	2,000
ARTHUR SAUER 964 MACINTOSH ST COQUITLAM BC V3J 4Z2	DOREEN A SCHEER 965-164A STREET SURREY BC V4A 4Y4	HARRISON SCHEER 965 164 ST SURREY BC V4A 4Y4

74154R109 PRIMA DEVELOPMENTS LTD
COMMON

2,000 MATTHEW C SCHEER 965 164 ST SURREY BC V4A 4Y4	142,857 ROBERT SCHEER 965 164 ST SURREY BC V4A 4Y4	2,000 ROBERT J SCHEER 965 164 ST SURREY BC V4A 4Y4
2,000 WADE C SCHEER 965 164 ST SURREY BC V4A 4Y4	33,334 ANTONIE SCHLEPPE & FRANCES SCHLEPPE JTWRS 838 164 ST SURREY BC V4A 4Y5	2,750 ANTONIE SCHLEPPE & FRANCIS SCHLEPPE 838 164 ST SURREY BC V4A 4Y5
62 DON H SCHROEDER & MARY M SCHROEDER JT TEN 7112 WOOD BRIAR PL LOUISVILLE KY 40241	125 VIRGIL C SHOFNER 701 CALISTA ROAD WHITE HOUSE TN 37188-9162 USA	125 DON L SIMON 25751 ST ROAD 2 SOUTH BEND INDIANA 46619
85,238 DONALD SMITH PO BOX 160 809 16TH AVE GENELLE BC V0G 1G0	9,514 ROSS SOMMERVILLE BOX 16 HEFFLEY CREEK BC V0E 1Z0	2,000 CAMERON A SQUIRE 965 164 ST SURREY BC V4A 4Y4
3 STATE CONTROLLER ST OF CALIFORNIA DIVISION OF COLLECTIONS BUREAU OF UNCLAIMED PROPERTY BOX 942850 SACRAMENTO CA 94250	37 STATE OF CA STATE CONTROLLERS OFC DIV UNCLAIMED PROPERTY AGREEMENT 55090259 BOX 942850 SACRAMENTO CA 94250-5873	23,810 BERNHARD STROTMANN 18067 64A AVE SURREY BC V3S 7K1

74154R109 PRIMA DEVELOPMENTS LTD
COMMON

625

STEPHEN J SUNDVOLD
6411 GOLD GLEN DRIVE
ANAHEIM CALIFORNIA
92807

500

TON WOON TAN
8922 - 204TH STREET
LANGLEY BC V1M 1A9

187

PAUL TANNENBAUM
10 CUTTER MILL RD
GREAT NECK NY
11021

47,620

QUINCY TANNER
14118 51 AVE NW
EDMONTON AB T6H 0M9

125

EDNA MAE TICE
607 CHEROKEE TRCE
ATHENS TX 75751-3103

23,810

NADIA VAN EGMOND
PO BOX 769
SECHELT BC V0N 3A0

1,000

MIKE VEGH
BOX 1154
REVELSTOKE BC V0E 2S0

375

RICHARD A VENTI
101 SAMOSET AVE
HULL MA 02045

31

MICHAEL W VERMEULEN
30 DANIELS ACRES
ENFIELD NH 03748

50

PETER E VERMEULEN
3 HARVEY ST
ST JOHNSBURY VT 05819
USA

43

WILLIAM P VERMEULEN &
ANN VERMEULEN JTWROS
3 HARVEY ST
ST JOHNSBURY VT
05819

125

BILL WALLER
10731 GOTHIC AVE
GRANADA HILLS CA 91344

125

ROBERT S WALTERS &
ANDREA B WALTERS JT TEN
1620 SOUTH OCEAN DR
FT LAUDERDALE FL 33316

1,750

EMMY WEGNER
110-14993 101A AVE
SURREY BC V3R 0T1

162

RICHARD J WIANECKI
2801 WALKER LEE
LOS ALAMITOS CA 90720-4937

74154R109 PRIMA DEVELOPMENTS LTD
COMMON

500	1,250	29,334
BERYL WIRTZ 315-15268 100 AVE SURREY BC V3R 7V1	KENNY WONG 1859 7TH AVE E VANCOUVER BC V5N 1S1	GEOF WOODFORD 115B-19705 FRASER HWY LANGLEY BC V3A 7E9

74154R109 PRIMA DEVELOPMENTS LTD
COMMON

TOTAL NUMBER OF CDN. RESIDENTS	66
TOTAL NO. OF SHARES HELD BY CDN. RES.	15,156,876
TOTAL NUMBER OF U.S. RESIDENTS	72
TOTAL NO. OF SHARES HELD BY U.S. RES.	98,724
TOTAL NUMBER OF OTHER COUNTRY RES.	0
TOTAL NO OF SHARES HELD BY OTHER COUNTRY RES	0
TOTAL NUMBER OF UNCODED RES.	0
TOTAL NO. OF SHARES HELD BY UNCODED COUNTRY	0
TOTAL NUMBER OF HOLDERS	138
TOTAL NUMBER OF SHARES	15,255,600
TOTAL DRS SHARES	0
TOTAL ACES SHARES	0

THE FOLLOWING IS A

CERTIFIED LIST
OF THE HOLDERS OF

PALADIN FUEL TECHNOLOGY INC
COMMON

AS OF THE CLOSE OF BUSINESS 02/07/02

CUSIP 69607F108

CERTIFIED BY: ____________________

EXCH
8 for 1
TO
PRIMA.

69607F108 PALADIN FUEL TECHNOLOGY INC
COMMON

150

DUSTY ADAMS
37631 49TH AVE S
AUBURN WA
98002

150

RICK ADAMS &
PATTI ADAMS
37631 49TH AVE S
AUBURN WA
98002

150

RANDY ADAMS &
DEBBIE ADAMS
37631 49TH AVE S
AUBURN WA
98002

1,000

ERIC ARRO
2712 SOUTH MACON CIRCLE
AURORA COLORADO
80014

300

LAURENCE DANIEL AUMENT
5939 NORTH 3RD ST
ARLINGTON VA
22203

10,000

ROBERT BALLARD
C/O ALEX BROWN & COMPANY
ONE BOSTON PLACE
BOSTON MA
02108

550

OSCAR BAPTISTE &
RACHEL BAPTISTE JTTN
8080 GATES RD
SUFFOLK VA
23437-9419

5,000

FRANCIS H BOOS
545 SOUTH THIRD STREET
LOUISVILLE KENTUCKY
40202

400

SARAH J BOYD
1672 E MAYNARD AVE
COLUMBUS OH
43219

1,500

JAMES S CASSEL &
MINDY E CASSEL JTWROS
C/O BROAD & CASSEL
2000 175 NORTHWEST FIRST AVE
MIAMI FLORIDA
33128

9,000

C M OLIVER & COMPANY LIMITED
200-750 PENDER ST W
VANCOUVER BC V6C 2T7

2,000

CLYDE COLLINS
14815 S BROADWAY
GARDENA CA
90248

20,000

WALTER G CORNETT III
790 FRONTAGE ROAD #104
NORTHFIELD IL 60093-1204

1,500

J MICHAEL CRUTCHER
1029 ADAMS ST
DENVER CO
80206

1,000

PAUL DAVIS JR &
PATRICIA W DAVIS JTTEN
3937 SHERMAN OAKS AVENUE
VIRGINIA BEACH VIRGINIA
23456

69607F108 PALADIN FUEL TECHNOLOGY INC
COMMON

1,000

CHRIS W DEMOS
PO BOX 4317
SYLMAR CA
91342

1,000

STEVEN B DORF
700 S FLOWER ST STE 2200
LOS ANGELES CA
90017

200

GEORGE W DUESLER &
ELAINE M DUESLER JTTEN
BOX 2755
MAMMOTH LAKES CA
93546

5,000

DANIEL JOHN ETCHEVERS
20 HAMPSHIRE WAY
NOVATO CA 94945-1800

1,000

OLIVER FAYTON
10 REDFIELD CIRCLE
DERRY NEW HAMPSHIRE
03038

5,000

ROBERT FLETCHER
545 SOUTH THIRD STREET
LOUISVILLE KENTUCKY
40202

2,400

JOSEPH FRIEDA
1320 DUENDE LANE
PACIFIC PALISADES CA
90272

800

LINA FRONTERA
4214 REDLINE DRIVE
LAKEWOOD CA
90713

100

JOHN H GATES &
MARY S GATES JTTEN
1450 SPRUCE AVENUE
ATWATER CALIFORNIA
95301-2751

1,000

PATRICIA GREENBERG
45 GRAMERCY PARK APT 17B
NEW YORK NY
10010

100

LANCE J GURGANUS
BOX 981
GREENSBURG PA
15601-0981

200

VERN H HATCHER JR
4030 ALUATION ST
COLUMBUS OH
43207

1,000

TOM S HERNDON &
MARY J HERNDON JT TEN
5445 WALTON ST
LONG BEACH CA 90815

200

LEE HORTON
PO BOX 855
EVANSVILLE IN
47712

1,000

WALLACE HUDSON
850 JOANN ST
COSTA MESA CA
92627

69607F108 PALADIN FUEL TECHNOLOGY INC
COMMON

600

DONALD S JONES & PIER J
JONES JTTEN
5988 GREAT OAKS DR
LITHONIA GA
30058

10,000

FRED KENNEDY
8565 OAK CIR
COTATI CA 94931-4207

1,000

KRAY & CO
ONE FINANCIAL PLACE
440 S LASALLE ST
CHICAGO IL
USA 60605

3,000

BILL W LOVE
1910 WEST PALMYRA #35
ORANGE CA
92668

150

ED MAZZETTI
BOX 822
VALLEY CENTER CA 92082-0822

2,000

C STANLEY MC CLINTIC
10506 EAST MICHIGAN AVENUE
SUN LAKES ARIZONA
85248

700

JOHN L MC LAUGHLIN
16 MERRY RD
NEWARK DE
19713

500

RICK MEEKER
BOX 385
CHINESE CAMP CA
95309-0385

1,000

JOSEPH F MENDONCA
60 GREG RD
STOUGHTON MA
02072

1,000

JOHN MIRIELLI
6335 CLAYTON AVE
ST LOUIS MO
63139

150

THEODORE B MUTZ
9022 CASALS H
SACRAMENTO CA
95826

2,000

J N NICHOLAS &
DARLENE A CLEWELL JTTEN
1120 N MINGO
TULSA OK
74116

5,000

VIRGIL NOLDE JR
2012 CALVERT AVENUE
COSTA MESA CALIFORNIA
92626

5,000

JOHN D NORCROSS
TWO NORTH LASALLE
SUITE 2000
CHICAGO ILL
USA 60602

1

HIROSHI OGATA
6611 RIVERDALE DRIVE
RICHMOND BC V7C 2G3

69607F108 PALADIN FUEL TECHNOLOGY INC
COMMON

100	400	2,000
RICK PARKER AND JEAN PARKER JTTEN 1220 S D STREET #3 FORT SMITH AR 72901-4650	PIPER JAFFRAY & HOPWOOD INCORPORATED 222 SOUTH 9TH STREET PO BOX 28 MINNEAPOLIS MN 55440	GEORGE A PRICE 5030 HARMONY CIRCLE UNIT D202 VERO BEACH FL 32967-7209
500	900	2,000
LEROY V PRITCHARD & YVONNE J PRITCHARD JTTEN 5410 KRISTIN LN SE PORT ORCHARD WA 98366-9024	JAMES RICHARD RAY & PATRICIA JANE RAY JT TEN 135 VORN LANE BIRMINGHAM MI 48010	GLORIA REHANEK 10731 GOTHIC AVENUE GRANADA HILLS CA 91344
1,000	1,000	5,000
TODD REHANEK 10731 GOTHIC AVE GRANADA HILLS CA 91344	RONALD L ROSE 1012 WOODSTOCK LANE VENTURA CA 93001	JONATHAN M ROSENTHAL 17350 SUNSET BLVD 703C PCFIC PALSADS CA 90272-4111
7,000	2,000	500
JON ROSENTHAL 17350 SUNSET BLVD STE 703C PACIFIC PALISADES CA 90272	GLENN N RUPE P O BOX 783010 WICHITA KS 67278-3010	JERRE S SACHS 120 E 82ND ST NEW YORK NY 10028-1100
870	1,000	8,000
ROBERT D SCHMITT & ROBERT D SCHMITT 11 JTTEN 7757 STUART ST WESTMINISTER CO 80030	DOUGLAS SCHWARTZ 5408 DUXFORD PL BURKE VA 22015-1718 USA	DOUGLAS B SCHWARTZ 5408 DUXFORD PL BURKE VA 22015-1718 USA

69607F108 PALADIN FUEL TECHNOLOGY INC
COMMON

3,250

PARAVEL SHUNMUGAVELU CUST FOR
PREM SHUNMUGAVELU UGMA/UT
1035 BUTLER DR
CRYSTAL LAKE IL 60014
USA

3,250

PARAVEL SHUNMUGAVELU CUST FOR
SUJA SHUNMUGAVELU UGMA/UT
1035 BUTLER DR
CRYSTAL LAKE IL 60014
USA

1,000

JOSEPH SILVA &
CHARLOTTE SILVA JTTEN
10737 GOTHIC AVE
GRANADA HILLS CA
91344

310

ROBERT R SMART
7520 LITTLETON
LAS VEGAS NV 89128

1,200

WILLIAMS ERIC SMITH
503 TARRAGONLANE
EULESS TX
76039

15,000

H C AND LOUISE STARKEY
17713 S FEDERAL HIGHWAY
JUPITER FLORIDA
33469

200

WILLIAM A STRANTZ JR
405 PINE CT
LOGANSPORT IN 46947-3971

5,500

GLEN A STWALLEY &
SHIRLEY J STWALLEY JTWROS
20607 1ST AVE S
SEATTLE WA
98198

400

RICK THIESFELDT &
CHRISTAL THIESFELDT JTTEN
1122 FAY COURT
DE PERE WISCONSIN
54115

1,000

ROBERT G URBACH
1313 GROVE AVE
RICHMOND VA
23220

4,800

VANCOUVER STOCK EXCHANGE
SERVICE CORP
609 GRANVILLE ST
PO BOX 10338 VAN LCD PACIFIC CENTRE
VANCOUVER BC V7Y 1J9

600

CHARLES E WEIDEMAN &
PAMELA SUE WEIDEMAN JT TEN
1547 LYNDHURST AVE
CAMARILLO CA
93010-2046

6,400

WEST CANADA DEPOSITORY TRUST
COMPANY
C/O CORPORATE SECRETARY
4TH FLOOR-STOCK EXCHANGE TOWER
609 GRANVILLE STR
PO BOX 10333 VAN LCD PACIFIC CENTRE
VANCOUVER BC V7Y 1H1

200

W ROSCOE WILLETT
545 SOUTH THIRD STREET
LOUISVILLE KENTUCKY
40202

200

WILLIAM ROSCOE WILLETT III C/F
WILLIAM ROSCOE WILLETT
IV UGMA KY
545 S THIRD ST PO BOX 32760
LOUISVILLE KY
40232

69607F108 PALADIN FUEL TECHNOLOGY INC
COMMON

3,000	1	2,500
JAMES A WILSON & MARILYN A WILSON JTTEN 3816 WEST PEARL AVE TAMPA FL 33611-3517	JEX WOODS PO BOX 1059 STN A VANCOUVER BC V6C 2P1	MUHAMMAD ZAFAR & NASIM ZAFAR JTTEN 34 RI RIE PLACE FLANAGAN IL 61740

69607F108 PALADIN FUEL TECHNOLOGY INC
COMMON

TOTAL NUMBER OF CDN. RESIDENTS	5
TOTAL NO. OF SHARES HELD BY CDN. RES.	20,202
TOTAL NUMBER OF U.S. RESIDENTS	73
TOTAL NO. OF SHARES HELD BY U.S. RES.	165,680
TOTAL NUMBER OF OTHER COUNTRY RES.	0
TOTAL NO OF SHARES HELD BY OTHER COUNTRY RES	0
TOTAL NUMBER OF UNCODED RES.	0
TOTAL NO. OF SHARES HELD BY UNCODED COUNTRY	0
TOTAL NUMBER OF HOLDERS	78
TOTAL NUMBER OF SHARES	185,882
TOTAL DRS SHARES	0
TOTAL ACES SHARES	0

THE DEPOSITORY TRUST COMPANY

55 WATER STREET
NEW YORK, NEW YORK 10041

FAX COVER SHEET

TO:	GREGORY CHU
FAX NO:	(604) 687-6684
FROM:	DEPOSITORY TRUST COMPANY
PHONE:	
DATE:	

NUMBER OF PAGES INCLUDING COVER SHEET: 7

COMMENTS: SPL FOR CUSIP 74154R109

1

* STATISTICS THAT LEND THEMSELVES TO INCLUSION IN MONTHLY INTERNAL FINANCIAL REPORTS
* INSTANTLY AVAILABLE BANK AND BROKER PROXY CONTACT INFORMATION, INCLUDING NAME, ADDRESS AND PHONE NUMBERS
* SPECIAL DAILY REPORT DELIVERY WITHIN 48 HOURS OF REQUEST
* CORPORATE CREDIT CARD PAYMENT OPTION
* AUTOMATIC SUBSCRIPTION RENEWAL FEATURE
* REPORTS CAN BE FAXED TO ANY DESIGNATED THIRD PARTY OR YOUR FIRM
* REPORTS CAN BE TRANSMITTED VIA THE DTC COMPUTER-TO-COMPUTER FACILITY (CCF) TO TRANSFER AGENTS, SOLICITORS, PROXY TABULATOR SERVICES AND TRADING COMPANIES
* PRE-PRINTED DTC PARTICIPANT MAILING ADDRESS LABELS AVAILABLE FOR OPTIONAL PURCHASE
* WEEKLY AND MONTHLY SUBSCRIPTION DISCOUNT PRICING

HOW TO REQUEST REPORTS:
* LETTERS OF REQUEST WRITTEN ON OFFICIAL COMPANY LETTERHEAD AND SIGNED BY AN OFFICER SHOULD BE FAXED TO THE DTC PROXY DEPARTMENT AT (212) 855-5181, 82 OR 83. LETTERS SHOULD INCLUDE CUSIP NUMBER, TYPE OF REPORT REQUESTED AND DESIGNATED RECEIVER(S). SUBSCRIPTIONS ARE FOR A MINIMUM OF ONE YEAR.

COSTS:
* DAILY REPORT IS $75
* WEEKLY REPORT REQUIRES PURCHASE OF YEARLY SUBSCRIPTION STARTING AT $1,850
* MONTHLY REPORT IS $375 ANNUALLY
* FAXING IS $15 PER REQUEST
* LABELS ARE $100 PER SET (SET PROVIDES A LABEL FOR EACH DTC PARTICIPANT HOLDING YOUR ISSUE)

FOR MORE INFORMATION:
ACCESS
OXY SERVICES
T WWW.DTC.ORG OR CALL THE PROXY DEPARTMENT HOTLINE AT (212) 855-5191.

RightFAX

THE DEPOSITORY TRUST COMPANY
SPECIAL SECURITY POSITION LISTING
FOR CUSIP / DESCRIPTION: 74154R-10-9 / PRIMA DEVEL LTD F*-
POSITIONS AS OF: 07/02/02

PARTICIPANT		QUANTITY	PARTICIPANT		QUANTITY	PARTICIPANT		QUANTITY	PARTICIPANT		QUANTITY
412	ADLER CLG.	2,500	279	SWS SEC	662	0			0		
188	AMERITRADE	674	2622	TX/SAFEKPG	12	0			0		
352	BEAR STERN	251	221	UBS PAINEW	10,878	0			0		
5046	CANACCORD*	4,000	367	USAA INVES	375	0			0		
6000	CDS CUST	6,630-	311	USB PIPER	37	0			0		
164	CHS SCHWAB	5,060	158	USCC/FSI	637	0			0		
438	CIBC WORLD	1,250	103	WEDBUSH	262	0			0		
573	DEUTSCHE	62	733	WELLS LLC	15,975	0			0		
443	DONALDSON	125	283	WIL-DAV	212	0			0		
5039	DUNDEE SE*	375	5025	YORKTON*	62	0			0		
385	E*TRADE	162	0			0			0		
201	EDWARDS AG	2,050	0			0			0		
632	FISERV SEC	726	0			0			0		
141	FRST CLEAR	1,462	0			0			0		
309	FST STH CO	125	0			0			0		
756	H&R BLOCK	137	0			0			0		
768	HILLIARD	63	0			0			0		
8273	JB OXFORD	397	0			0			0		
57	JONES E D	50	0			0			0		
74	LEHMAN BRO	5,362	0			0			0		
799	MCDONALD	25	0			0			0		
5198	ML SFKPG	663	0			0			0		
780	MORGAN K	1,000	0			0			0		
15	MSDW INC.	863	0			0			0		
44	NATL INV	387	0			0			0		
226	NFS LLC	2,061	0			0			0		
493	PARKR/HNTR	25	0			0			0		
30	PRUDENTIAL	337	0			0			0		
5002	RBC/DOMN*	800	0			0			0		
418	SALOMON SB	1,788	0			0			0		
5011	SCOTI/CDS*	10	0			0			0		
705	SCOTTRADE	75	0			0			0		

0

41 *TOTALS* 61,977

0 ATTENTION TO:
GREGORY CHU
ADDRESS NOT SUPPLIED FOR FAXED SPL

QUESTIONS? CALL DTC'S PROXY DEPT (212) 855-5187

```
****************************************************
*                                                  *
* THE FOLLOWING IS THE CONTACT LIST FOR THIS ISSUE *
*                                                  *
****************************************************
```

NOTE:
PARTICIPANTS WHO USE ADP AS THEIR PROXY CONTACT
AS INDICATED BY - C/O ADP PROXY SERVICES
ALL USE THE FOLLOWING ADDRESS:

ISSUER SERVICES
C/O ADP PROXY SERVICES
51 MERCEDES WAY EDGEWOOD NY 11717

THE DEPOSITORY TRUST COMPANY
CONTACT LIST FOR CUSIP 74154R109

00000412 ADLER, COLEMAN CLEARING CORP. (516)254-7400 C/O ADP PROXY SERVICES (516)254-7618 FAX	00000188 AMERITRADE, INC. (631)254-7723 C/O ADP PROXY SERVICES (631)254-7614 FAX
00000352 BEAR, STEARNS SECURITIES CORP. VINCENT MARZELLA (347)643-2302 ADP ONE METROTECH CENTER NORTH (347)643-4625 FAX 4TH FLOOR BROOKLYN NY 11201-3862	00005046 CANACCORD CAPITAL CORPORATION/CDS* AARON STEINBERG (604)643-7662 P.O. BOX 10337, PACIFIC CENTER (604)643-7442 FAX 2200-609 GRANVILLE STREET VANCOUVER BC CA V7Y 1H2
00006000 CDS CUSTODY ACCOUNT *** PARTICIPANT CONTACT NOT FOUND **	00000164 CHARLES SCHWAB & CO., INC. KEN HOLZMANN (415)667-4133 101 MONTGOMERY ST SAN FRANCISCO CA 94104

00000164 CHARLES SCHWAB & CO., INC.
(631)254-7400
C/O ADP PROXY SERVICES (631)254-7618 FAX

00000438 CIBC WORLD MARKETS CORP.
MR. DOUGLAS WALLEN (212)667-6559 ADP
200 LIBERTY STREET (212)667-4426 FAX
6TH FLOOR
NEW YORK NY 10281

00000573 DEUTSCHE BANK SECURITIES INC.
ANDREA AUGUSTINA (212)469-2399 ADP
1251 AVENUE OF THE AMERICAS
NEW YORK NY 10020

00000443 DONALDSON, LUFKIN AND JENRETTE SECURITIES CORPORATION
AL HERNANDEZ (201)413-3090 ADP
SECURITIES CORPORATION (201)413-5263 FAX
1 PERSHING PLAZA
JERSEY CITY NJ 07399

00005039 DUNDEE SECURITIES CORPORATION*
JEFF STANFORD (416)350-3437
20 QUEEN ST WEST 4TH FL (416)350-3446 FAX
TORONTO ON CA M5H 3R3

00000385 E*TRADE SECURITIES, INC.
DOUG RICHWINE (916)864-8314
10951 WHITE ROCK ROAD (916)858-8814 FAX
RANCHO CORDOVA CA 95670

00000201 A.G. EDWARDS & SONS, INC.
PEGGY HUBBS (314)955-3285 ADP
2801 CLARK STREET (314)955-4303 FAX
P. O. BOX 64
ST LOUIS MO 63103

00000632 FISERV SECURITIES, INC.
ISSUER SERVICES (631)254-7400
C/O ADP PROXY SERVICES (631)254-7618 FAX
51 MERCEDES WAY
EDGEWOOD NY 11717

00000141 FIRST CLEARING CORPORATION
CHARITA THOMPSON (804)965-2348 ADP
10700 WHEAT FIRST DRIVE (804)965-2529 FAX
GLEN ALLEN VA 23060

00000309 FIRST SOUTHWEST COMPANY
JAMES FURINO (214)953-8823 ADP
1700 PACIFIC AVENUE (214)953-8732 FAX
SUITE 500
DALLAS TX 75201

00000756 H & R BLOCK FINANCIAL ADVISORS, INC.
BRIAN NEWCOMBE (313)628-1637 ADP
751 GRISWOLD STREET (313)628-1692 FAX
DETROIT MI 48226

00000768 J.J.B. HILLIARD, W.L. LYONS, INC.
KEVIN MEDICO (631)254-7643 ADP
C/O ADP PROXY SERVICES (631)254-1898 FAX
51 MERCEDES WAY
EDGEWOOD NY 11717

00008273 JB OXFORD & COMPANY
CECILLIA DE CLARA (310)777-8870
9665 WILSHIRE BLVD
BEVERLY HILLS CA 90212

00000057 EDWARD D. JONES & CO.
HEDY GETZ (314)515-6201 ADP
700 MARYVILLE CENTER DRIVE (314)515-6189 FAX
ST LOUIS MO 63141

00000074 LEHMAN BROTHERS, INC.
EDWARD HAN (201)524-2628 ADP
101 HUDSON STREET
20TH FLOOR
JERSEY CITY NJ 07302

00000074 LEHMAN BROTHERS, INC.
JAMES GARDINER (201)524-4352
101 HUDSON ST (201)524-2619 FAX
30TH FLOOR
JERSEY CITY NJ 07302

00000074 LEHMAN BROTHERS, INC.
EDWARD HAN (201)524-2619 ADP
101 HUDSON STREET
20TH FLOOR
JERSEY CITY NJ 07302

00005198 MERRILL LYNCH, PIERCE FENNER & SMITH SAFEKEEPING
VERONICA E. O'NEILL (201)557-2620
4 CORPORATE PLACE (631)254-7750 FAX
PISCATAWAY NJ 08854

00000015 MORGAN STANLEY DW INC.
ISSUER SERVICES (631)254-7400
C/O ADP PROXY SERVICES (631)254-7618 FAX
51 MERCEDES WAY
EDGEWOOD NY 11717

00000226 NATIONAL FINANCIAL SERVICES LLC
PETER BOVE (877)612-2047
200 LIBERTY STREET
NEW YORK CITY NY 10281

00000493 PARKER/HUNTER INCORPORATED
ROBERT DESIMONE (516)254-7414 ADP
C/O ADP PROXY SERVICES (516)254-7643 FAX
EDGEWOOD NY 11717

00000030 PRUDENTIAL SECURITIES INCORPORATED
GEN SIMMS (212)776-8139
CLASS ACTION AND BANKRUPTCY
111 8TH AVENUE 4TH FLOOR
NEW YORK NY 10011

00000030 PRUDENTIAL SECURITIES INCORPORATED
ISSUER SERVICES (631)254-7723
C/O ADP PROXY SERVICES
51 MERCEDES WAY
EDGEWOOD NY 11717

00000030 PRUDENTIAL SECURITIES INCORPORATED
ISSUER SERVICES (631)254-1989
C/O ADP PROXY SERVICES
51 MERCEDES WAY
EDGEWOOD NY 11717

00000799 MCDONALD INVESTMENTS INC.
JOE WALLACE (216)813-8565 ADP
4900 TIEDEMAN (216)813-1479 FAX
MAIL CODE OH-01-49-0230
BROOKLYN OH 44114

00000780 MORGAN, KEEGAN & COMPANY, INC.
CAROL ANTLEY (901)524-4154 ADP
50 NORTH FRONT STREET (901)529-3753 FAX
MEMPHIS TN 38103

00000044 NATIONAL INVESTOR SERVICES CORP.
ANTHONY DEMARIO (212)428-8815
55 WATER STREET (212)968-0419 FAX
32 FLOOR
NEW YORK NY 10041

00000226 NATIONAL FINANCIAL SERVICES LLC
MOLLY CARTER (201)635-3888 ADP
200 LIBERTY STREET
NEW YORK NY 10281

00000030 PRUDENTIAL SECURITIES INCORPORATED
ANTONIO LOPEZ (212)776-8013
111 8TH AVENUE
NEW YORK NY 10011

00000030 PRUDENTIAL SECURITIES INCORPORATED
ANTONIO LOPEZ (212)776-8013
FOR CONSENTS AND CORPORATE ACTIONS
111 8TH AVENUE 4TH FLOOR
NEW YORK NY 10011

00000030 PRUDENTIAL SECURITIES INCORPORATED
GEN SIMMS (212)776-8161
CLASS ACTION AND BANKRUPTCY
111 8TH AVENUE 4TH FLOOR
NEW YORK NY 10011

00000030 PRUDENTIAL SECURITIES INCORPORATED
ANTONIO LOPEZ (212)776-8161
FOR CONSENTS AND CORPORATE ACTIONS
111 8TH AVENUE 4TH FLOOR
NEW YORK NY 10011

1PXYD0003/PXYD0002

THE DEPOSITORY TRUST COMPANY
CONTACT LIST FOR CUSIP 74154R109

JERSEY CITY NJ 07302

JERSEY CITY NJ 07302

00000030 PRUDENTIAL SECURITIES INCORPORATED ANTONIO LOPEZ (212)776-8051 111 8TH AVENUE NEW YORK NY 10011	00005002 RBC DOMINION SECURITIES, INC.* KAREN OLIVERES (416)842-8282 200 BAY STREET, 6TH FLOOR (416)842-8295 FAX ROYAL BANK PLAZA NORTH TOWER TORONTO ON CA M5J 2W7
00000418 SALOMON SMITH BARNEY INC. PAT HALLER (212)615-9212 ADP 333 W. 34TH STREET (212)615-9053 FAX NEW YORK NY 10001	00005011 SCOTIA CAPITAL INC./CDS* NORMITA RAMIREZ (416)863-7842 P.O. BOX 4085 (416)863-7751 FAX STATION TORONTO ON CA M5W 2X6
00000705 SCOTTRADE, INC. (631)254-7400 C/O ADP PROXY SERVICES	00000705 SCOTTRADE, INC. TERRI LOSCHE (314)965-1555 X1141 12055 FLUSHING MEADOWS DR (314)543-6290 FAX ST LOUIS MO 63131
00000705 SCOTTRADE, INC. (631)254-7618 C/O ADP PROXY SERVICES	00000279 SWS SECURITIES, INC. FELISHA HOWARD (214)859-6148 ADP 1201 ELM STREET (214)859-9127 FAX SUITE 3500 DALLAS TX 75270
00002622 TEXAS TREASURY SAFEKEEPING TRUST COMPANY JANIE DOMINGUEZ (512)475-4365 208 E. 10TH STREET (512)463-6040 FAX AUSTIN TX 78701	00000221 UBS PAINEWEBBER INC. JANE FLOOD (201)352-7319 1000 HARBOR BLVD (201)352-3672 FAX WEEKHAWKEN NJ 07087
00000367 USAA INVESTMENT MANAGEMENT COMPANY TWILA TELCHIK (210)456-7545 9800 FREDRICKBURG ROAD (210)456-5816 FAX BSB BUILDING A03S SAN ANTONIO TX 78288	00000311 U.S. BANCORP PIPER JAFFRAY INC. TIA LEE (612)973-1226 ADP INSTITUTIONAL FINANCIAL SERVICES MPFP 1920, 601 SECOND AVENUE SOUTH MINNEAPOLIS MN 55402
00000158 FLEET SECURITIES, INC. KATHY GUILLOU (212)747-5952 ADP 26 BROADWAY (212)747-5802 FAX NEW YORK NY 10004	00000103 WEDBUSH MORGAN SECURITIES, INC. ALICIA GONZALES (213)688-4565 ADP 1000 WILSHIRE BLVD (213)688-6641 FAX LOS ANGELES CA 90017
00000733 WELLS FARGO INVESTMENTS, LLC COLLEEN GRUNDTNER (612)316-3080 ADP 608 2ND AVE SOUTH (612)667-3411 FAX MINNEAPOLIS MN 55402	00000283 WILSON-DAVIS & CO., INC. JANET TAYLOR (801)532-1313 39 WEST MARKET ST, 3RD FL (801)578-2823 FAX SALT LAKE CITY UT 84101

00005025 YORKTON SECURITIES INC.* HADRIAN ABBOTT (416)864-3500 BCE PLACE, 181 BAY STREET SUITE 3100 P.O. BOX 830 TORONTO ON CA M5J 2T3	00005025 YORKTON SECURITIES INC.* CLIENT SERVICES (631)254-7400 C/O ADP PROXY SERVICES (631)254-7618 FAX 51 MERCEDES WAY EDGEWOOD NY 11717
00005025 YORKTON SECURITIES INC.* HADRIAN ABBOTT (416)864-9134 BCE PLACE, 181 BAY STREET SUITE 3100 TORONTO ON CA M5J 2T3	

PROXY PLUS

ISSUER POSITIONS MERGED 07/27/02

RECORD DATE 07/24/02

CLIENT	TOTAL ITEMS	TOTAL SHARES	CLIENT	TOTAL ITEMS	TOTAL SHARES
MORGAN STANLEY	7	863	PRUDENTIAL SECUR	3	525
NATIONAL INVESTO	3	387	EDWARD JONES	2	50
LEHMAN BROTHERS	6	5362	WEDBUSH MORGAN S	3	262
FIRST CLEARING C	5	1462	U.S. CLEARING	3	637
MERRILL LYNCH	5	663	CHARLES SCHWAB &	7	5060
H&R BLOCK FINANC	2	137	AMERITRADE CLEAR	2	674
A.G. EDWARDS & S	7	1999	UBS PAINEWEBBER	4	10874
SWS SECURITIES,	3	6963	FIRST SOUTHWEST	2	125
US BANCORP PIPER	2	37	BEAR STEARNS SEC	4	250
USAA BROKERAGE S	3	375	E*TRADE SECURITI	3	162
SALOMON SMITH BA	4	1788	CIBC WORLD MARKE	2	1250
PERSHING/DIVISIO	1	125	DEUTSCHE BANK SE	2	62
FISERV SECURITIE	4	726	J B OXFORD & COM	2	397
WELLS FARGO INVE	2	15975	J.J.B. HILLIARD,	2	63
MORGAN KEEGAN &	1	1000	MC DONALD INVEST	1	25
NATIONAL FINANCI	6	2060	PARKER/HUNTER IN	2	25
SCOTTRADE INC	2	75			

CUSIP:74154R ISSUER: PRIMA DEVELOPMENTS LTD. 107 60438

To: Greg Chu

FR: Tim Lamb

Fax # 604-687-6684

THE FOLLOWING IS A

LISTING OF THE PARTICIPANTS OF

CDS & CO. FOR

PRIMA DEVELOPMENTS LTD
COMMON

AS OF THE CLOSE OF BUSINESS 20020702

THIS REPORT IS IN DEPOSITORY/FINS# SEQUENCE

WITH A MINIMUM OF 1 SHARES.

PARTICIPANT FINS#	PARTICIPANT NAME	SHARES	
CDS PARTICIPANT M026	PENSON FINANCIAL SERVICES CANADA INC. 1904-360 RUE SAINT JACQUES MONTREAL QC H2Y 1P5	54,400	
CDS PARTICIPANT T002	RBC DOMINION SECURITIES INC ATTN MICHELLE MARCELLA COMMERCE COURT EAST PO BOX 21 8TH FL TORONTO ON M5L 1A7	108,160	*
CDS PARTICIPANT T006	UNION SECURITIES LTD NATIONAL BANK BLDG 150 YORK ST STE 800 TORONTO ON M5H 3S5	543,090	*
CDS PARTICIPANT T007	T D WATERHOUSE PROXY DEPARTMENT DISTRIBUTION CENTRE 60 NORTH WIND PLACE SCARBOROUGH ON M1S 5L4	292,478	*
CDS PARTICIPANT T009	NESBITT THOMSON INC ATTN PROXY DEPT 77 KING ST 42ND FLOOR TORONTO ON M5K 1J5	11,500	
CDS PARTICIPANT T011	YORKTON SECURITIES INC BCE PLACE 3100-181 BAY ST PO BOX 830 TORONTO ON M5J 2T3	60,839	*
CDS PARTICIPANT T018	GEORGIA PACIFIC SECURITIES CORP 1600-2 BENTALL CENTRE 555 BURRARD ST VANCOVER BC V7X 1S6	781,247	*
CDS PARTICIPANT T022	THOMSON,KERNAGHAN & CO LTD ATTN JENNIFER SAMMS 365 BAY ST 2ND FL TORONTO ON M5H 2V2	500	
CDS PARTICIPANT T025	ODLUM BROWN LIMITED ATTN BRENDA PLATZNER 1800-609 GRANVILLE ST PO BOX 10012 PACIFIC CENTRE VANCOUVER BC V5Y 1A3	14,334	*

A018_14438_R1391_030702/000001/000002

PARTICIPANT FINS#	PARTICIPANT NAME	SHARES	
CDS PARTICIPANT T027	DUNDEE SECURITIES CORPORATION ATTN RIZ CASTILLO/ERIC D'CRUZ PROXY DEPT 320 BAY ST 8TH FLOOR TORONTO ON M5H 4A6	27,135	*
CDS PARTICIPANT T033	CANACCORD CAPITAL CORPORATION ATTN LESLEY ERICKSON 2200-609 GRANVILLE ST VANCOUVER BC V7Y 1H2	25,488	*
CDS PARTICIPANT T039	MIDLAND WALWYN CAPITAL INC CORPORATE INFORMATION SERVICES PO BOX 4260 STN A TORONTO ONTARIO M5W 2Y8	45,800	
CDS PARTICIPANT T054	GLOBAL SECURITIES CORPORATION BOX 11190 ROYAL CENTRE SUITE 2900-1055 WEST GEORGIA STREET VANCOUVER BC V6E 3R5	4,000	
CDS PARTICIPANT T059	PACIFIC INTERNATIONAL SEC INC ATTN JANICE MAYEDE 1900-666 BURRARD ST VANCOUVER BC V6C 3X8	1,275	
CDS PARTICIPANT T064	OCTAGON CAPITAL CORP 181 UNIVERSITY AVE, SUITE 400 TORONTO, ONTARIO M5H 3M7	2,100	
CDS PARTICIPANT T079	CIBC WORLD MARKETS INC ATTN: PROXY DEPARTMENT BCE PLACE P O BOX 500 TORONTO ON M5J 2S8	19,550	
CDS PARTICIPANT T080	NBCN CLEARING INC. 1010 DE LA GAUCHETIERE OUEST 17E ETAGE MONTREAL QC H3B 2N2	14,575	
CDS PARTICIPANT T085	SCOTIA CAPITAL INC. ATTN NORMITA C RAMIREZ SCOTIA PLAZA P O BOX 4085 STATION A TORONTO ON M5W 2X6	33,315	*

PARTICIPANT FINS#	PARTICIPANT NAME	SHARES	
CDS PARTICIPANT T089	RAYMOND JAMES LTD 150 YORK ST SUITE 1600 TORONTO ON M5H 3S5	208,625	*
CDS PARTICIPANT T095	WOLVERTON SECURITIES PO BOX 10115 PACIFIC CENTRE 777 DUNSMUIR ST 17TH FL VANVOUVER BC V7Y 1J5	874	
CDS PARTICIPANT T352	THE DEPOSITORY TRUST COMPANY 55 WATER ST NEW YORK NEW YORK USA H1H 1H1	6,630	
CDS PARTICIPANT T435	CIBC 320 BAY ST PO BOX 1 TORONTO ON M5H 4A6	250	
CDS PARTICIPANT T778	LAURENTIAN TRUST ATTN HARRY FROST IICC 6250 KESTREL RD MISSISSAUGA ON L5T 1Y9	700	
CDS PARTICIPANT V006	UNION SECURITIES LTD ATTN MARLO CAREY PO BOX 10341 PACIFIC CENTRE VANCOUVER BC V7Y 1H4	16,087	*
CDS PARTICIPANT V062	HAYWOOD SECURITIES INC ATTN MARILYN DRYHURST 11TH FL-COMMERCE PLACE 400 BURRARD ST VANCOUVER BC V6C 3A6	956	

CDS & CO.	PARTICIPANTS THIS REPORT	25
CDS & CO.	PARTICIPANT SHARES THIS REPORT	2,273,908
HOWE & CO.	PARTICIPANTS THIS REPORT	0
HOWE & CO.	PARTICIPANT SHARES THIS REPORT	0

CONFIRMATION REPORT

To: Gregory T. Chu, A Law Corporation
Suite 2525 – 1075 West Georgia Street
Vancouver, B.C.
V6E 3C9
Fax No. (604) 687 - 6684

Re: Prima Developments Ltd. (the "Company") – CUSIP No. 74154 R 109

This letter is to confirm that we hold shares in the Company on behalf of Ø clients who are residents of the United States..

TD WATERHOUSE INVESTOR SERVICES (CANADA) INC.

[insert name of firm]

Per: [signature]
Authorized Signatory

19 July 2002
Date

CONFIRMATION REPORT

To: Gregory T. Chu, A Law Corporation
Suite 2525 – 1075 West Georgia Street
Vancouver, B.C.
V6E 3C9
Fax No. (604) 687 - 6684

Re: Prima Developments Ltd. (the "Company") – CUSIP No. 74154 R 109

This letter is to confirm that we hold shares in the Company on behalf of __0__ clients who are residents of the United States..

VALID FOR PROXIES ONLY

____
[insert name of firm]

Per:

UNION SECURITIES LTD.
JOHN P. THOMPSON
C.E.O.

____
Authorized Signatory

Date: JULY 18, 2002

CONFIRMATION REPORT

To: Gregory T. Chu, A Law Corporation
Suite 2525 – 1075 West Georgia Street
Vancouver, B.C.
V6E 3C9
Fax No. (604) 687 - 6684

<u>Re: Prima Developments Ltd. (the "Company") – CUSIP No. 74154 R 109</u>

This letter is to confirm that we hold shares in the Company on behalf of 0 clients who are residents of the United States..

Dundee Securities
[insert name of firm]

Per:

[signature]
Authorized Signatory

July 19/02
Date

CONFIRMATION REPORT

To: Gregory T. Chu, A Law Corporation
Suite 2525 – 1075 West Georgia Street
Vancouver, B.C.
V6E 3C9
Fax No. (604) 687 - 6684

Re: Prima Developments Ltd. (the "Company") – CUSIP No. 74154 R 109

This letter is to confirm that we hold shares in the Company on behalf of 0 clients who are residents of the United States..

GEORGIA PACIFIC SECURITIES CORPORATION

[insert name of firm]

Per:

Authorized Signatory

July 18/02
Date

CONFIRMATION REPORT

To: Gregory T. Chu, A Law Corporation
Suite 2525 – 1075 West Georgia Street
Vancouver, B.C.
V6E 3C9
Fax No. (604) 687 - 6684

Re: Prima Developments Ltd. (the "Company") – CUSIP No. 74154 R 109

This letter is to confirm that we hold shares in the Company on behalf of ___0___ clients who are residents of the United States..

From: SCOTIA CAPITAL INC.
SCOTIA PLAZA, 40 KING ST WEST
P.O. BOX 4085 STATION "A"
TORONTO, ONTARIO M5W 2X6
ATTN: NORMITA RAMIREZ
23RD FLOOR, TEL 863-7828

[Insert name of firm]
Per:

SCOTIA CAPITAL INC.
PER
Authorized Signatory

JUL 19 2002
Date

Jul-19-2002 09:44 From- T-800 P.001/002 F-085

CAPITAL

Fax Transmittal

To: Gregory T. Chu Fax#: 604 687 6684

Date July 19, 2002 Number of pages including cover sheet:

From: [illegible] Steinberg Fax#: 6046437440 Phone#: 6046437662

Re: Prima Developments Ltd.

This fax message is only intended for the addressee. This transmission may contain information that is privileged or confidential. Please deliver it to the addressee immediately. Any other dissemination or copying of this transmission is prohibited. If you have received this fax transmission in error, please telephone the fax operator immediately at ________________ and destroy this fax.

CANACCORD CAPITAL CORPORATION
2200-609 GRANVILLE STREET VANCOUVER BC CANADA V7Y 1H2 TEL: 604 643.7300 FAX: 604 643.7606
MEMBER OF ALL CANADIAN STOCK EXCHANGES AND THE INVESTMENT DEALERS ASSOCIATION OF CANADA
VANCOUVER TORONTO CALGARY • WEBSITE: http://www.canaccord.com

CONFIRMATION REPORT

To: Gregory T. Chu, A Law Corporation
Suite 2525 – 1075 West Georgia Street
Vancouver, B.C.
V6E 3C9
Fax No. (604) 687 - 6684

Re: Prima Developments Ltd. (the "Company") – CUSIP No. 74154 R 109

This letter is to confirm that we hold shares in the Company on behalf of *0* clients who are residents of the United States..

Canaccord Capital Corporation
[insert name of firm]

Per:

Authorized Signatory

July 19, 2002
Date

YORKTON

Financing Canada's Future

11th floor, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49333
Vancouver, BC V7X 1L4
Tel: (604) 640-0400 Local 6909 Fax: (604) 640-0411

Fax

To:	Gregory T. Chu Law Corporation	**From:**	Irene Reichenauer
Company:	Gregory T. Chu	**Position:**	Credit Officer
Re:	Shareholder Request	**Date:**	07/19/02

Transmitting 3 Page(s) (including this cover page) to Fax number (604) 687-6684

GREGORY T. CHU,
A LAW CORPORATION
Suite 2525 - 1075 West Georgia Street
Vancouver, B.C. V6E 3C9
Tel: (604) 628 - 5005 + Fax: (604) 687 - 6684
e-mail: gtchu@direct.ca

FACSIMILE

DATE: July 18, 2002

TO: Yorkton Securities Inc.

ATTN: Proxy Department

TELECOPIER NUMBER: (604) 640 - 0300

NO. OF PAGES including cover): 2

FROM: MR. GREGORY T. CHU

If any part of this transmission is illegible, please phone the telephone number provided above at your earliest convenience. **This telecopy contains privileged and confidential information intended only for the person(s) named above. Any other distribution, copying or disclosure is strictly prohibited. If you have received this telecopy in error, please notify us immediately by telephone.**

Re: Prima Developments Ltd. (the "Company") - CUSIP No. 74154 R 109

We are the solicitors for the Company, a British Columbia public company whose common shares are listed for trading on the TSX Venture Exchange. We are presently making application to the Securities and Exchange Commission (U.S.) on behalf of the Company for an exemption from the registration requirements of section 12(g) of the *Securities Exchange Act of 1934* (the "*Act*"). Rule 12g3-2(b) promulgated under the *Act* requires that the Company must make reasonable inquiries to determine the number of shareholders of the Company who are resident in the United States.

Our review of the Company's participant's list indicates that as of July 2, 2002 your firm beneficially held a total of **60,839** common shares of the Company. In this regard, kindly confirm to us the number of clients resident in the United States for whom you hold shares of the Company. A form of confirmation report is enclosed for your convenience.

Please fax back your response to us at **(604) 687 – 6684.**

We thank-you in advance for your cooperation in this matter.

Yours truly,

GREGORY T. CHU, A LAW CORPORATION

Per:

Gregory T. Chu

Enc.

CONFIRMATION REPORT

To: Gregory T. Chu, A Law Corporation
Suite 2525 – 1075 West Georgia Street
Vancouver, B.C.
V6E 3C9
Fax No. **(604) 687 - 6684**

Re: Prima Developments Ltd. (the "Company") – CUSIP No. 74154 R 109

This letter is to confirm that we hold shares in the Company on behalf of Ø. clients who are residents of the United States..

YORKTON SECURITICS.
[insert name of firm]

Per:

Authorized Signatory

JULY 19/02
Date

CONFIRMATION REPORT

To: Gregory T. Chu, A Law Corporation
Suite 2525 – 1075 West Georgia Street
Vancouver, B.C.
V6E 3C9
Fax No. (604) 687 - 6684

Re: Prima Developments Ltd. (the "Company") – CUSIP No. 74154 R 109

This letter is to confirm that we hold shares in the Company on behalf of ____ clients who are residents of the United States..

RBC DOMINION SECURITIES INC.
REORGANIZATION DEPARTMENT
200 BAY ST ... NORTH TOWER
M5J 2W7

[insert name of firm]

Per:

JUL 18 2002

Authorized Signatory

Date

CONFIRMATION REPORT

To: Gregory T. Chu, A Law Corporation
Suite 2525 – 1075 West Georgia Street
Vancouver, B.C.
V6E 3C9
Fax No. (604) 687 - 6684

Re: Prima Developments Ltd. (the "Company") – CUSIP No. 74154 R 109

This letter is to confirm that we hold shares in the Company on behalf of 0 clients who are residents of the United States..

RAYMOND JAMES LTD.
SUITE 1000
601 WEST HASTINGS STREET
VANCOUVER, B.C. V6B 5E2

[insert name of firm]

Per:

Authorized Signatory

July 22/02
Date

CONFIRMATION REPORT

To: Gregory T. Chu, A Law Corporation
Suite 2525 – 1075 West Georgia Street
Vancouver, B.C.
V6E 3C9
Fax No. (604) 687 - 6684

Re: Prima Developments Ltd. (the "Company") – CUSIP No. 74154 R 109

This letter is to confirm that we hold shares in the Company on behalf of ___Ø___ clients who are residents of the United States..

Odlum Brown Ltd.
[insert name of firm]

Per:

Authorized Signatory

July 18/02.
Date

TAB 1

PRIMA DEVELOPMENTS LTD.

INFORMATION FILED WITH THE REGISTRAR OF COMPANIES
(required to be filed upon incorporation/amalgamation and subsequently upon corporate changes)

1.	January 25, 1984	Certificate of Incorporation as "273392 British Columbia Ltd."
2.	April 17, 1984	Certificate of Name Change to "Paladin Resources Ltd."
3.	June 19, 1987	Certificate of Name Change to "Paladin Fuel Technology Inc."
4.	September 21, 1993	Certificate of Name Change to "Prima Developments Ltd."
5.	March 3, 1999	Form 19 - Special Resolution (Altered Memorandum and Articles)
6.	January 25, 2001	Form 16 – Annual Report
7.	January 25, 2002	Form 16 - Annual Report

CANADA
PROVINCE OF BRITISH COLUMBIA

NUMBER

273392

Province of British Columbia
Ministry of Consumer and Corporate Affairs
REGISTRAR OF COMPANIES

COMPANY ACT

Certificate of Incorporation

I HEREBY CERTIFY THAT

273392 BRITISH COLUMBIA LTD.

HAS THIS DAY BEEN INCORPORATED UNDER THE COMPANY ACT

GIVEN UNDER MY HAND AND SEAL OF OFFICE

AT VICTORIA, BRITISH COLUMBIA,

THIS 25TH DAY OF JANUARY, 1984

L. G. HUCK
DEPUTY REGISTRAR OF COMPANIES

CANADA
PROVINCE OF BRITISH COLUMBIA

NUMBER

273392

Province of British Columbia
Ministry of Consumer and Corporate Affairs
REGISTRAR OF COMPANIES

COMPANY ACT

Certificate

I HEREBY CERTIFY THAT

273392 BRITISH COLUMBIA LTD.

HAS THIS DAY CHANGED ITS NAME TO THE NAME

PALADIN RESOURCES LTD.

GIVEN UNDER MY HAND AND SEAL OF OFFICE

AT VICTORIA, BRITISH COLUMBIA,

THIS 17TH DAY OF APRIL, 1984

M. A. JORRE DE ST. JORRE
REGISTRAR OF COMPANIES

CANADA
PROVINCE OF BRITISH COLUMBIA

NUMBER

273392

Province of British Columbia
Ministry of Finance and Corporate Relations
REGISTRAR OF COMPANIES

COMPANY ACT

Certificate

I HEREBY CERTIFY THAT

PALADIN RESOURCES LTD.

HAS THIS DAY CHANGED ITS NAME TO THE NAME

PALADIN FUEL TECHNOLOGY INC.

GIVEN UNDER MY HAND AND SEAL OF OFFICE

AT VICTORIA, BRITISH COLUMBIA,

THIS 19TH DAY OF JUNE, 1987

ROBERTA J. LOWDON
DEPUTY REGISTRAR OF COMPANIES

NUMBER: **273392**

CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

CANADA
PROVINCE OF BRITISH COLUMBIA

I Hereby Certify *that*

PALADIN FUEL TECHNOLOGY INC.

has this day changed its name to

PRIMA DEVELOPMENTS LTD.

Issued *under my hand at Victoria, British Columbia*
on September 21, 1993

JOHN S. POWELL
Registrar of Companies

FORM 19
(Section 348)

I CERTIFY THIS IS A COPY OF A
DOCUMENT FILED ON

MAR - 3 1999

20 JOHN S. POWELL
REGISTRAR OF COMPANIES
PROVINCE OF BRITISH COLUMBIA

PROVINCE OF BRITISH COLUMBIA

Certificate of
Incorporation No. 273392

COMPANY ACT

SPECIAL RESOLUTIONS

The following special resolutions were passed by the undermentioned Company on the date stated:

Name of Company: PRIMA DEVELOPMENTS LTD.

Date resolution passed: December 31, 1998

Resolutions:

> "**RESOLVED**, as a special resolution, **THAT** the Company's memorandum be altered to increase its authorized capital by increasing the number of authorized common shares without par value from 30,000,000 shares to 100,000,000 shares."

> "**RESOLVED**, as a special resolution, **THAT** the existing Articles of the Company be cancelled and the form of Articles attached hereto as Schedule "B" be adopted as the Articles of the Company in substitution for and to the exclusion of the existing Articles of the Company."

The Memorandum of the Company as altered is attached hereto as Schedule "A".

Certified a true copy the 31st day of December, 1998.

Signature ______________________
Roland E.J. Langset
President and Director

Schedule A

FORM 1

(Section 5)

COMPANY ACT

MEMORANDUM

(as amended by special resolution passed December 31, 1998)

I wish to be formed into a company with limited liability under the *Company Act* in pursuance of this memorandum.

1. The name of the company is "PRIMA DEVELOPMENTS LTD."

2. The authorized capital of the Company consists of 100,000,000 common shares without par value.

Schedule "B"

COMPANY ACT

ARTICLES
- of -

PRIMA DEVELOPMENTS LTD.

TABLE OF CONTENTS

"COMPANY ACT"

ARTICLES

- of -

PRIMA DEVELOPMENTS LTD.

PART 1 - INTERPRETATION

1.1 In these Articles, unless the context otherwise requires:

(a) "Board of Directors" or "Board" or "the Directors" means the Directors or the sole Director of the Company for the time being;

(b) "*Company Act*" means the *Company Act* of the Province of British Columbia from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c) "registered address" of a member means his address as recorded in the register of members to be kept pursuant to the *Company Act*; and

(d) "registered address" of a Director means his address as recorded in the register of Directors to be kept pursuant to the *Company Act*.

1.2 Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, telex, telegram, photography and other modes of representing or reproducing words in a visible and usable form.

1.3 Expressions referring to signing or consenting to in writing shall be construed as including facsimile, printed or mechanically reproduced signatures and the receipt of messages by cable, telegram, telex, or any other method of transmitting writing and indicating thereon that the requisite instrument is signed, notwithstanding that no actual original or copy of an original signature appears thereon.

1.4 Words importing the singular include the plural and *vice versa* and words importing a male person include a female person and a corporation.

1.5 The rules of construction contained in the *Interpretation Act* of the Province of British Columbia shall apply, with the necessary changes and so far as applicable, to the interpretation of these Articles.

1.6 The definitions contained in the *Company Act* shall, with the necessary changes and so far as applicable, apply to these Articles.

PART 2 - SHARES AND SHARE CERTIFICATES

2.1 Every share certificate issued by the Company shall be in such form as the Directors approve and shall comply with the *Company Act*.

2.2 Any share certificate may be mailed by registered mail, postage prepaid, to the member entitled thereto at his registered address and the Company shall not be liable for any loss occasioned to the member if that share certificate is lost or stolen. In respect of a share held jointly by several persons, delivery of a certificate for that share to one of several joint holders or to his duly authorized agent shall be sufficient delivery to all.

2.3 If a share certificate:

(a) is worn out or defaced, the Directors shall, upon production to them of that certificate and upon such other terms, if any, as they may think fit, order the certificate to be cancelled and shall issue a new certificate in lieu thereof;

(b) is lost, stolen or destroyed, then upon proof thereof to the satisfaction of the Directors and upon such indemnity and security therefor, if any, as the Directors deem adequate being given, a new share certificate in place thereof shall be issued to the person entitled to the lost, stolen or destroyed certificate; or

(c) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue, registered in his name, two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in place thereof certificates in accordance with the request.

2.4 If two or more certificates are surrendered by the registered owner thereof to the Company together with a written request that the Company issue one certificate registered in his name representing the aggregate of the shares represented by the certificates so surrendered, the Company shall cancel the certificates so surrendered and issue in place thereof one certificate in accordance with the request.

2.5 There shall be paid to the Company in respect of the issue of any certificate pursuant to Articles 2.3 or 2.4 hereof such sum, if any, as the Directors may from time to time prescribe.

2.6 Except as required by law or statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in a fractional part of a share or (except only as by law or statute or these Articles provided or as ordered by

a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered owner.

PART 3 - ALLOTMENT AND ISSUE OF SHARES

3.1 Subject to the requirements of the *Company Act* and any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase of capital, the allotment and issue of shares, whether in the original or any increased capital of the Company, shall be under the control of the Directors who may allot, otherwise dispose of or grant options on shares authorized but not yet allotted at any time, to any person including a Director, in the manner, upon the terms and conditions and at the price or for the consideration as the Directors, in their absolute discretion, may determine.

3.2 The Directors may, to the extent permitted by law, pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any shares in the Company.

3.3 No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. The value of property or services for the purpose of this Article shall be an amount determined by the Directors to be, in all circumstances of the transaction, no greater than the fair market value thereof.

PART 4 - SHARE TRANSFERS

4.1 Subject to the restrictions, if any, set forth in these Articles or in the Memorandum of the Company, any member may transfer his shares by instrument in writing executed by or on behalf of that member and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company shall be in the form, if any, provided on the back of the Company's form of share certificate or in any other form which the Directors may approve. If the Directors so require, each instrument of transfer shall be in respect of only one class of share.

4.2 Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing it together with the share certificate which accompanied it when tendered for registration.

4.3 The signature of a member or of his duly authorized attorney on the instrument of transfer constitutes an authority to the Company to register the shares specified in the instrument of transfer as transferee or if no person is so named, then in any name designated in writing by the person depositing the share certificate and the instrument of transfer with the Company or its transfer agent or registrar.

4.4 Neither the Company nor any of its Directors, officers or agents shall be bound to enquire into any title of the transferor of any shares to be transferred and none of them shall be liable to any person for registering the transfer.

4.5 There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time prescribe.

4.6 Unless prohibited by the *Company Act*, the Company may keep or cause to be kept one or more branch registers of members at such place or places as the Directors may from time to time determine.

PART 5 - TRANSMISSION OF SHARES

5.1 In the case of the death of a member, the survivor or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to deliver to the Company the original or a court-certified copy of a grant of probate or letters of administration in British Columbia or such other evidence and documents as the Directors consider appropriate in order to establish the right of the personal representative to such title to the interest in the shares of the deceased member.

5.2 Upon the death or bankruptcy of a member, his personal representative or trustee in bankruptcy, although not a member, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt member if the documents required by the *Company Act* shall have been deposited with the Company. This Article does not apply on the death of a member with respect to shares registered in his name and the name of another person in joint tenancy.

5.3 Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such documents and evidence being produced to the Company as the *Company Act* requires or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute, have the right either to be registered as a member in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline

or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

PART 6 - ALTERATION OF CAPITAL

6.1 The Company may by ordinary resolution amend its Memorandum to increase the authorized capital of the Company by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

PART 7 - PURCHASE AND REDEMPTION OF SHARES

7.1 Subject to the provisions of the *Company Act* with respect to pro rata purchase and to the special rights and restrictions attached to any class of shares, the Company may, by a resolution of the Directors, purchase any of its shares at the price and upon the terms specified in that resolution. The Company may, by a resolution of the Directors, sell any of its shares so purchased at the price and upon the terms specified in that resolution. The Company may, by a resolution of the Directors, surrender by way of gift any of its shares purchased by the Company.

7.2 If the Company proposes, at its option, to redeem some but not all of the shares of any class, the Directors may, subject to the special rights attached to any class of shares, decide the manner in which the shares to be redeemed shall be selected, and such shares need not be redeemed pro rata.

PART 8 - BORROWING POWERS

8.1 The Directors may from time to time at their discretion authorize the Company to:

(a) borrow any sum of money:

(b) guarantee the repayment of any sum of money borrowed by any person or corporation; and

(c) guarantee the performance of any obligation of any person or corporation;

and may raise or secure the repayment of any sum of money so borrowed or guaranteed or any obligation so guaranteed in any manner and upon any terms and conditions as they may think fit and in particular and without limiting the generality of the foregoing by the issue of bonds, debentures or other debt obligations or by the granting of any mortgages or other security on the undertaking or whole or any part of the property of the Company, both present and future.

8.2 The Directors may make any bonds, debentures or other debt obligations issued by the Company by their terms assignable free from any equities between the Company and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase or otherwise.

8.3 The Directors may authorize the issue of any bonds, debentures or other debt obligations of the Company at a discount, premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending at general meetings of the Company and otherwise as the Directors may determine at or before the time of issue.

8.4 If the Directors so authorize or if any instrument under which any bonds, debentures or other debt obligations of the Company are issued so provides, any bonds, debentures or other debt obligations of the Company, instead of being manually signed by the Directors or officers authorized in that behalf, may have the facsimile signatures of those Directors or officers printed or otherwise mechanically reproduced thereon and in such case any bonds, debentures, or other debt obligations so signed shall be as valid as if signed manually and every bond, debenture or other debt obligation so bearing facsimile signatures of Directors or officers of the Company shall be manually signed, countersigned or certified by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company duly authorized by the Directors or the instrument under which such bonds, debentures or other debt obligations are issued so to do. Notwithstanding that any person whose facsimile signature is so used shall have ceased to hold the office that he is stated on any bond, debenture or other debt obligation to hold at the date of the actual issue thereof, that bond, debenture or other debt obligation shall be valid and binding on the Company.

PART 9 - GENERAL MEETINGS

9.1 Every general meeting shall be held at such time and place as the Directors may determine.

9.2 Every general meeting, other than an annual general meeting, shall be called an extraordinary general meeting.

9.3 The Directors may whenever they think fit convene an extraordinary general meeting.

9.4 Not less than twenty-one (21) days notice shall be given of a general meeting of the Company. If the Company is or becomes a reporting company, advance notice of a general meeting at which Directors are to be elected shall be published in the manner required by the *Company Act*.

9.5 Notice of a general meeting shall specify the time and place of the meeting and in the case of special business the general nature of that business. The accidental omission to give notice of any meeting to or the non-receipt of any such notice by any person as may by law or under these Articles be entitled to that notice shall not invalidate any proceedings at that meeting.

9.6 Members entitled to notice of a general meeting may waive the requirement of notice convening the meeting by unanimous consent in writing and may do so before, during or after the meeting.

9.7 If any special business includes the presenting, considering, approving, ratifying or authorizing the execution of any document, then the portion of any notice relating to that document is sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at a place in the Province of British Columbia specified in that notice during business hours in any working day or days prior to the date of the meeting.

9.8 The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the *Company Act* preceding the date of any meeting of members or of any class thereof or of the proposed taking of any other proper action requiring the determination of members, as the record date for the determination of the members entitled to notice of, or to attend and vote at any such meeting and any adjournment thereof, or for any other proper purpose and, in such a case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

9.9 Where no record date is so fixed for the determination of members as provided in the preceding Article, the date on which the latest notice is mailed, delivered or sent by telegram or telex shall be the record date for such determination.

PART 10 - PROCEEDINGS AT GENERAL MEETINGS

10.1 All business at a general meeting shall be deemed to be special business except the consideration of the financial statements and the reports of the Directors and auditors, the election of Directors, the appointment of the auditors and such other business as under these Articles ought to be transacted at an annual general meeting or any business which is brought under consideration by the report of the Directors.

10.2 Save as provided in Article 10.4, a quorum for a general meeting shall be one member present in person or by proxy or (being a corporation) represented in accordance with section 33 of the *Company Act*, holding not less than one voting share of the Company. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote thereat.

10.3 No business other than the election of a chairman and the adjournment or termination of the meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the meeting but the quorum need not be present throughout the meeting.

10.4 If within 1/2 hour from the time appointed for a meeting a quorum is not present, the meeting:

(a) if convened by requisition of the members, shall be terminated; and

(b) in any other case, shall stand adjourned to the same day in the next week at the same time and place.

If at the adjourned meeting a quorum is not present within 1/2 hour from the time appointed, the member or members present in person, by proxy or by authorized representative shall be a quorum.

10.5 The Chairman of the Board, if any, or in his absence the President shall be entitled to act as chairman at every general meeting. If at any general meeting the Chairman of the Board, if any, and the President are not present within 15 minutes after the time appointed for holding the meeting or if neither is willing to act as chairman, the Directors present shall choose one of their number to act as chairman. If no Director is present or if all the Directors present decline to act as chairman or shall fail to so choose, the persons present entitled to vote shall choose one of their number to act as chairman.

10.6 The chairman of the meeting may with the consent of any meeting at which a quorum is present and shall if so directed by the meeting adjourn the meeting from time to time and from place to place. No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. If a meeting is adjourned for 30 days or more, notice (but not advance notice under Article 9.4) of the adjourned meeting shall be given as in the case of a general meeting. Save as aforesaid it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at any adjourned meeting.

10.7 Every question submitted to a general meeting shall be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, directed by the chairman or demanded by a member entitled to vote who is present in person, by proxy or by authorized representative. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll and that decision shall be entered in the minute book of the Company. A declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against that resolution.

10.8 No resolution proposed at a meeting need be seconded and the chairman of any meeting shall be entitled to move or second a resolution.

10.9 In case of an equality of votes upon a resolution, the chairman shall not, either on a show of hands or on a poll, have a casting vote in addition to the vote or votes to which he may be entitled as a member.

10.10 Subject to Article 10.12, if a poll is duly demanded it shall be taken at once or in the manner and at the time, within seven days from the date of the meeting, and place as the chairman of the meeting shall direct. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. A demand for a poll may be withdrawn. In the case of any dispute as to the admission or rejection of a vote the chairman shall conclusively determine whether that vote shall be admitted or rejected.

10.11 On a poll a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.12 A poll demanded on a question of adjournment shall be taken at the meeting without adjournment.

10.13 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

10.14 General meetings may be held by means of conference telephones or other communication facilities by means of which all members, proxy holders and duly authorized representatives of corporate members participating in the meeting can hear each other provided that all such persons agree to such participation. Such persons participating in a general meeting in accordance with this Article shall be deemed to be present at the general meeting and to have so agreed and shall be counted in the quorum therefor and shall be entitled to speak and vote thereat. A vote conducted verbally at such a general meeting shall be deemed to have been conducted by show of hands.

PART 11 - VOTES OF MEMBERS

11.1 Subject to any special rights or restrictions for the time being attached to any share contained in these Articles or in the Memorandum of the Company, on a show of hands every member present in person, by proxy or by authorized representative shall have one vote and on a poll every member entitled to vote on that poll shall have one vote for every share he holds.

11.2 Where there are joint members registered in respect of any share, any one of the joint members may vote at any meeting in person, by proxy or by authorized representative in respect of the share as if he were solely entitled to it. If more than one of the joint members is present at any meeting in person, by proxy or by authorized representative, the joint member so present whose name stands first on the register of members in respect of the share shall alone be entitled to vote in respect of that share. For the purpose of this Article 11.2, several executors or administrators of a deceased member in whose sole name any share stands shall be deemed joint members.

11.3 A corporation, not being a subsidiary of the Company, that is a member may vote by its proxyholder or by its duly authorized representative who is entitled to speak and vote and in all other respects exercise the rights of a member.

11.4 A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more proxyholders to attend, act and vote for him at the same general meeting and in so doing he shall specify the number of shares that each proxyholder shall be entitled to vote.

11.5 A proxy or an instrument appointing a duly authorized representative of a corporation shall be in writing under the hand of the appointor or of his attorney or, if the appointor is a corporation, under the hand of a duly authorized officer or attorney of that corporation.

11.6 Any person of full age may act as proxyholder whether or not he is entitled on his own behalf to be present and to vote at the meeting at which he acts as proxyholder. The proxy may authorize the person so appointed to act as proxyholder for the appointor for the period, at any meeting or meetings and to the extent permitted by the *Company Act*.

11.7 A proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice calling the meeting not less than 48 hours before the time for holding the meeting at which the person named in the proxy proposes to vote or shall be deposited with the chairman prior to the commencement of the meeting. In addition to any other method of depositing proxies provided for in these Articles the Directors may from time to time make regulations:

(a) permitting the depositing of proxies at some place or places other than the place at which a meeting or adjourned meeting of members is to be held;

(b) providing for particulars of those proxies to be cabled or telegraphed or sent in writing before a meeting or an adjourned meeting to the Company or any agent of the Company for the purpose of receiving those particulars; and

(c) providing that particulars of those proxies may be voted as though the proxies themselves were produced to the chairman of the meeting or of the adjourned meeting as required by this Article 11.7.

Votes given in accordance with proxies and particulars of proxies so deposited shall be valid and counted.

11.8 A vote given in accordance with the terms of a proxy shall be valid notwithstanding the previous death, bankruptcy or insanity of the member or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that prior to the meeting no notice in writing of the death, bankruptcy, insanity, revocation or transfer as aforesaid shall have been received at the registered office of the Company or by the chairman of the meeting or of the adjourned meeting at which the vote was given.

11.9 A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, *curator bonis*, or other person in the nature of a committee or *curator bonis* appointed by that court, and any such committee, *curator bonis*, or other person may appoint a proxyholder.

11.10 Unless in the circumstances the *Company Act* requires any other form of proxy, a proxy appointing a proxyholder, whether for a specified meeting or otherwise, shall be in the following form or in any other form that the Directors shall approve:

____
(Name of Company)

The undersigned hereby appoints __________________ of __________________ or failing him __________________ of __________________ as proxyholder for the undersigned to attend at and vote for and on behalf of the undersigned at the general meeting of the Company to be held on the ____ day of __________, 19__.

____
(Signature of Member)

11.11 Ordinary and special resolutions of the Company consented to in writing by members of the Company may be in counterparts each consented to in writing by one member or more than one member, which together shall be deemed to constitute one resolution.

PART 12 - DIRECTORS

12.1 The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.

12.2 The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other service for the Company that in the opinion of the Directors is outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3 A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the *Company Act* to become or act as a Director.

PART 13 - ELECTION AND REMOVAL OF DIRECTORS

13.1 At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles. If the Company is, or becomes, a company that is not a reporting company and the business to be transacted at any annual general meeting is consented to in writing by all the members who are entitled to attend and vote thereat such annual general meeting shall be deemed for the purpose of this Part to have been held on such written consent becoming effective.

13.2 A retiring Director shall be eligible for re-election.

13.3 Where the Company fails to hold an annual general meeting in accordance with the *Company Act*, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

13.4 If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

13.5 Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director.

13.6 Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but the number of additional directors so appointed shall not be more than one-third of the number of Directors elected or appointed at the last annual general meeting at which Directors were elected. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

13.7 Any Director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors, to attend and vote as a Director at a meeting at which the person appointing him is not personally present, to sign consent resolutions pursuant to Article 16.9, and, if he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

13.8 The office of Director shall be vacated if the Director:

(a) resigns his office by notice in writing delivered to the registered office of the Company; or

(b) is convicted of an indictable offence and the other Directors shall have resolved to remove him; or

(c) ceases to be qualified to act as a Director pursuant to the *Company Act*.

13.9 The Company may by special resolution remove any Director before the expiration of his period of office and may by ordinary resolution appoint another person in his stead.

PART 14 - POWERS AND DUTIES OF DIRECTORS

14.1 The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the *Company Act* or by the Memorandum of the Company or these Articles, required to be exercised by the Company by special resolution or ordinary resolution, subject, nevertheless, to these Articles and all laws affecting the Company and to any regulations, not inconsistent with these Articles, made from time to time by ordinary resolution, but no such regulation shall invalidate any prior valid act of the Directors.

14.2 The Directors may from time to time by power of attorney or other instrument under the common seal of the Company, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

PART 15 - DISCLOSURE OF INTEREST OF DIRECTORS

15.1 A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the *Company Act*.

15.2 A Director shall not vote in respect of the approval of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. This Article and Article 15.1 shall not apply in those circumstances where a Director is, under the provisions of the *Company Act*, deemed not to be interested in a proposed contract or transaction.

15.3 A Director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the *Company Act*, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established.

15.4 Subject to compliance with the provisions of the *Company Act*, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5 A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the *Company Act*, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm.

PART 16 - PROCEEDINGS OF DIRECTORS

16.1 The Chairman of the Board, if any, or in his absence, the President shall preside as chairman at every meeting of the Directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

16.2 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

16.3 A Director may participate in a meeting of the Board or of any committee of the Directors by means of conference telephones or other communication facilities by means of which all Directors participating in the meeting can hear each other provided that all such Directors agree to such participation. A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4 A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, facsimile or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director who is at the time not in the Province of British Columbia or if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any Director or alternate Director shall not invalidate the proceedings at the meeting.

16.5 Any Director may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such Director or, unless the Director otherwise requires by notice in writing to the Secretary, to his alternate Director of any meeting of Directors and all meetings of the

Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

16.6 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors then in office.

16.7 Subject to the provisions of the *Company Act*, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

16.8 A resolution consented to in writing by each Director or his alternate shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

PART 17 - EXECUTIVE AND OTHER COMMITTEES

17.1 The Directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, said Committee or any other committee of the Board and except such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such Committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorum thereof.

17.2 The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any

committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

17.3 The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date started thereon or on the latest date stated in any counterpart.

PART 18 - OFFICERS

18.1 The Directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the Directors shall determine and the Directors may, at any time, terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the *Company Act.*

18.2 One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board or the President shall be a Director. The other officers need not be Directors. The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors. Such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these means and an officer may in addition to such remuneration be entitled to receive after he ceases to hold such office or leaves the employment of the Company a pension or gratuity. The Directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the Secretary specified in the *Company Act.*

18.3 Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature and extent of the conflict.

PART 19 - INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

19.1 Subject to the provisions of the *Company Act*, the Company shall indemnify a Director or former Director of the Company and the Company may indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all liabilities, costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation, if he acted honestly and in good faith with a view to the best interests of the Company and with respect to any criminal or administrative action or proceeding he had reasonable grounds for believing that his conduct was lawful. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.2 Subject to the provisions of the *Company Act* the Company may indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a Director) and his heirs and personal representatives against all liabilities, costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation, if he acted honestly and in good faith with a view to the best interests of the Company and with respect to any criminal or administrative action or proceeding he had reasonable grounds for believing that his conduct was lawful. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company and his respective heirs and legal representatives against all liabilities, costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the *Company Act* or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.3 The failure of a Director or officer of the Company to comply with the provisions of the *Company Act* or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.4 The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent.

PART 20 - SEAL

20.1 The Directors may provide a common seal for the Company and may provide for its use. The Directors shall have power to destroy the common seal and may provide a new common seal.

20.2 The Directors may provide for use in any other province, state, territory or country an official seal which shall have on its face the name of the province, state, territory or country where it is to be used.

20.3 The Directors shall provide for the safe custody of each of the Company's seals, if any, which except as hereinafter provided shall not be affixed to any instrument except by the authority of a resolution of the Directors and by such person or persons as may be prescribed in and by that resolution and the person or persons so prescribed shall sign every instrument to which the seal of the Company is affixed in his or their presence, provided that a resolution directing the general use of a seal, if any, may at any time be passed by the Directors and shall apply to the use of that seal until countermanded by another resolution of the Directors but any such resolution directing the general use of the seal shall not be revoked by a later resolution authorizing use of the seal in a different manner on a certain occasion unless such later resolution specifically revokes the resolution directing the general use of the seal. In the absence of any resolution so authorizing the use of any seal, any seal of the Company may be affixed to any document that requires the seal of the Company in the presence of a majority of the Directors.

PART 21 - DIVIDENDS

21.1 The Directors may declare dividends and fix the date of record therefor and the date for payment thereof. No date of record for any dividend shall precede the date of payment thereof by more than the maximum number of days permitted by the *Company Act*. No notice need be given of the declaration of any dividend. If no valid date of record is fixed, the date of record shall be deemed to be the same date as the date of payment of the dividend.

21.2 Except as otherwise provided by special rights or restrictions attached to any shares, all dividends will be declared according to the number of shares held.

21.3 No dividend shall bear interest against the Company.

21.4 The Directors may direct payment of any dividend wholly or partly by the distribution of specific assets or of paid-up shares or bonds, debentures or other debt obligations of the Company or in any one or more of those ways and where any difficulty arises in regard to the distribution the Directors may settle the same as they think fit. The Directors may fix the value for distribution of specific assets and may vest any of those specific assets in trustees upon such trusts for the persons entitled thereto as the Directors think fit. Notwithstanding the foregoing, if any dividend results in any member being entitled to a fraction of a share, bond, debenture or other debt obligation of the Company, the Directors may pay that member in place of that fraction of a share, bond, debenture or other debt obligation the cash equivalent thereof. The Directors may arrange through a fiscal agent or otherwise for the sale, consolidation or other disposition of fractions of shares, bonds, debentures or other debt obligations of the Company on behalf of members entitled thereto.

21.5 Notwithstanding anything contained in these Articles the Directors may capitalize any retained earnings or other amounts available for distribution to the members of the Company.

21.6 Any dividend payable in cash by the Company may be paid by cheque or warrant mailed to the registered address of the member or in the case of joint members to the registered address of the joint member first named on the register of members or to such person or to such address as any member may direct in writing. Every cheque or warrant shall be made payable to the order of the person to whom it is sent and in the case of joint members to those joint members.

PART 22 - DOCUMENTS, RECORDS AND REPORTS

22.1 The Company shall keep at its records office or at such other place as the *Company Act* may permit, the documents, copies registers, minutes and records which the Company is required by the *Company Act* to keep at its records office or such other place, as the case may be.

22.2 The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order properly to record the financial affairs and condition of the Company and to comply with the *Company Act*.

22.3 Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

22.4 The Directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the *Company Act*.

22.5 Every member shall be entitled to be furnished once *gratis* on demand with a copy of the latest annual financial statement of the Company and, if so required by the *Company Act*, a copy of each such annual financial statement and interim financial statement shall be mailed to each member.

PART 23 - NOTICES

23.1 A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by registered prepaid mail or by telegram, facsimile or telex to his address as recorded in the register of members (unless at the time of mailing or within 48 hours of mailing there is a strike, interruption or lockout in the postal service, in which case service will be made personally, by telegram, facsimile or telex or in such other manner as a court may on application order) and the notice, statement or report if delivered or sent by facsimile will be deemed to have been given on the day of delivery or transmission of the facsimile, or if sent by registered mail, telegram or telex will be deemed to have been given on the second business day following the date of mailing or sending the telegram or telex. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was delivered or so addressed, prepaid and mailed or that the telegram, facsimile or telex was sent shall be conclusive evidence thereof.

23.2 A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

23.3 A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail prepaid addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

23.4 Notice of every general meeting or meeting of members holding a class of shares shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd Floor - 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3

Telephone: (250) 356-8626 #743
Hours: 8:30 - 4:30 Monday to Friday Jan. 11, 01

ANNUAL REPORT

FORM 15
Sections 333 and 334
COMPANY ACT

Please check this form for any errors or omissions
(Instructions on reverse)

Filing Fee $35.00 Page 1 of 1

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

COPY

PRIMA DEVELOPMENTS LTD.
200 - 20351 DUNCAN WAY
LANGLEY BC V3A 7N3

C CERTIFICATE OF INCORPORATION NUMBER
273392

D DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1984 JANUARY 25

E IS THIS A REPORTING COMPANY?
YES

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2001 JANUARY 25

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I **DIRECTORS**

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
LANGSET,	AARON J.	20230 47A AVENUE LANGLEY BC	V4A5K8
LANGSET,	ROLAND E.J.	14 1446 JOHNSTON ROAD WHITE ROCK, B.C.	V5B5E9
SMITH,	DONALD	BOX 160 809 16TH AVE GENELLE BC	V0G1G0

J **OFFICERS**

~~LANGSET,~~ PAYNE SECRETARY Please see attached Certificate of Marriage.	LEEANN E.	~~14833 HARDIE AVE.~~ ~~WHITE ROCK BC~~ 220 - 5569 - 176th Street Surrey, BC	~~V4B2H6~~ V3S 4C
LANGSET, PRESIDENT	ROLAND E.J.	14 1446 JOHNSTON ROAD WHITE ROCK, B.C.	V5B5E9

K CERTIFIED CORRECT - Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED
Y M D
0 1 | 0 1 | 1 1

/15IA Rev.96 / 9 / 26(Prescribed)

18324458 AR BC/0273392

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd Floor - 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 Monday to Friday

ANNUAL REPORT

[redacted]

FORM 16
Sections 333 and 334
COMPANY ACT

Please check this form for any errors or omissions
(Instructions on reverse)

Filing Fee $35.00 Page 1 of 1

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

PRIMA DEVELOPMENTS LTD.
200 - 20351 DUNCAN WAY
LANGLEY BC V3A 7N3

COPY

C CERTIFICATE OF INCORPORATION NUMBER
273392

D DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1984 JANUARY 25

E IS THIS A REPORTING COMPANY?
YES

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2002 JANUARY 25

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H *Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.*

I **DIRECTORS**

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
LANGSET,	AARON J.	20230 47A AVENUE LANGLEY BC	V4A5K8
LANGSET,	ROLAND E.J.	14 1446 JOHNSTON ROAD WHITE ROCK, B.C.	V5B5E9
SMITH,	DONALD	BOX 160 809 16TH AVE GENELLE BC	V0G1G0

J **OFFICERS**

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
LANGSET, PRESIDENT	ROLAND E.J.	14 1446 JOHNSTON ROAD WHITE ROCK, B.C.	V5B5E9
PAYNE, SECRETARY	LEEANN E.	220 5569 176TH ST SURREY BC	V3S4C2

K **CERTIFIED CORRECT** - Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED
Y M D
02 01 08

FIN718/A Rev.96 / 9 / 26(Prescribed)

[redacted]

20726494 AR BC/0273392

TAB 2

PRIMA DEVELOPMENTS LTD.

INFORMATION FILED WITH THE TSX VENTURE EXCHANGE
(formerly the "Canadian Venture Exchange")
AND MADE PUBLIC
(required to be filed upon material changes
and to maintain a listing)

1.	July 7, 2000	News Release
2.	July 13, 2000	News Release
3.	July 20, 2000	News Release
4.	July 28, 2000	News Release
5.	August 3, 2000	News Release
6.	August 30, 2000	News Release
7.	September 6, 2000	News Release
8.	September 13, 2000	News Release
9.	September 21, 2000	News Release
10.	October 5, 2000	News Release
11.	October 13, 2000	News Release
12.	October 20, 2000	News Release
13.	October 26, 2000	News Release
14.	November 2, 2000	News Release
15.	November 20, 2000	News Release
16.	December 14, 2000	News Release
17.	December 21, 2000	News Release
18.	January 17, 2001	News Release
19.	January 25, 2001	News Release
20.	February 1, 2001	News Release
21.	February 14, 2001	News Release
22.	February 21, 2001	News Release
23.	March 22, 2001	News Release
24.	March 29, 2001	News Release
25.	April 26, 2001	News Release
26.	May 3, 2001	News Release
27.	May 10, 2001	News Release
28.	May 18, 2001	News Release
29.	June 1, 2001	News Release
30.	June 8, 2001	News Release
31.	June 15, 2001	News Release
32.	June 28, 2001	News Release
33.	July 18, 2001	News Release
34.	July 27, 2001	News Release

35.	August 15, 2001	News Release
36.	August 23, 2001	News Release
37.	August 29, 2001	News Release
38.	September 14, 2001	News Release
39.	September 26, 2001	News Release
40.	October 18, 2001	News Release
41.	November 15, 2001	News Release
42.	November 22, 2001	News Release
43.	December 6, 2001	News Release
44.	December 13, 2001	News Release
45.	December 19, 2001	News Release
46.	January 7, 2002	News Release
47.	January 22, 2002	News Release
48.	February 7, 2002	News Release
49.	March 4, 2002	News Release
50.	March 27, 2002	News Release
51.	April 4, 2002	News Release
52.	April 11, 2002	News Release
53.	May 9, 2002	News Release
54.	June 6, 2002	News Release
55.	July 4, 2002	News Release
56.	July 11, 2002	News Release

NEWS RELEASE

July 11, 2002

Prima Developments Ltd. (PID-TSX / PDV-FRA (FRANKFURT)) For Immediate Release

PRIMA DEVELOPMENTS PRODUCT DELIVERIES UP 270%

Management is pleased to report that deliveries of the Envirocoatings' proprietary product line known as "Ceramic InsulCoat Paint and Coating Systems" continues to substantially increase over the same quarter in the previous year.

LAST QUARTER DELIVERIES UP 270%

Recent shipments of Ceramic InsulCoat products include;

Shanghai, China
Basseeterre, St. Kits
Virginia, USA
Texas, USA
Georgia, USA
North Carolina, USA
Kentucky, USA
Ontario, Canada
Alberta, Canada
Quebec, Canada
Saskatchewan, Canada
Manitoba, Canada
Florida, USA
Arizona, USA
South Carolina, USA
Hawaii, USA
Washington, USA
Tennessee, USA
Yukon, Canada

The above customer locations confirm the continued interest in the energy saving benefits of the proprietary product line.

Prima's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings which are distributed by ECI Canada and sold throughout Canada by ICI Glidden and Color Your World stores.

All products are manufactured under strict ISO 9002 quality assurance program audited by BSI Management.

Prima is a business development company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on product history, global proprietary rights, modern manufacturing and distribution, and the power of E-Commerce.

On behalf of the Board,

Roland Langset, President

Phone: (604) 532-5311 **Fax:** (604) 532-5377 **E-mail:** info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

July 4, 2002

Prima Developments Ltd. (PID-TSX / PDV-FRA (FRANKFURT)) For Immediate Release

Product Introduction in China Market Underway

Pursuant to the news release dated June 6, 2002, whereby company management announced the signing of a major distribution agreement for China, the first shipment has now arrived in Shanghai.

Vice President of Business Development, Mr. Gerry Cushner, has traveled to Shanghai for extensive product presentation meetings. Government officials, construction executives, property managers and application groups are being educated on the many benefits resulting from the use of the Ceramic InsulCoat Thermal Barrier Paint and Coating System.

Positive response has followed every presentation forcing Gerry to extend his stay to satisfy the overwhelming interest.

Prima's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings which are distributed by ECI Canada and sold throughout Canada by ICI Glidden and Color Your World stores.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is a business development company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on product history, global proprietary rights, modern manufacturing and distribution, and the power of E-Commerce.

On behalf of the Board,

Roland Langset, President

Phone: (604) 532-5311 **Fax:** (604) 532-5377 **E-mail:** info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

June 06, 2002

Prima Developments Ltd. (PID-TSX / PDV-FRA (FRANKFURT)) For Immediate Release

PRIMA SIGNS ANOTHER MAJOR DISTRIBUTION AGREEMENT

Prima Developments Ltd. ("Prima") is pleased to announce that its subsidiary, ECI Envirocoatings (Canada) Inc. ("ECI Canada"), has entered into a major distribution agreement for the sale of Envirocoat's proprietary product line known as "Ceramic InsulCoat Paint and Coating Systems" in China. Following six months of product evaluation, Envirocoatings products passed the tough new standards required by the Chinese government. This approval will result in ECI'S high performance thermal barrier product line qualifying for use in the national construction industry. The distribution agreement is for an initial term of two years and grants the distributor, an international trading company based in Shanghai, China, the exclusive right to distribute Envirocoat's products throughout China subject to certain minimum purchase volumes. Under the terms of the agreement the distributor must purchase a minimum of US$5,000,000 of product during an initial 6 month trial period and US $10,000,000 per annum thereafter. Actual purchases shall be made by way of purchase order and must be paid for in full in advance unless satisfactory alternative arrangements such as letters of credit are posted and agreed to by ECI Canada. To date ECI Canada has received purchase orders for 3 container loads of Envirocoat's products for shipment to China totaling approximately $260,000. ECI Canada has received full payment for such orders in advance and the first container load has now been shipped.

Prima's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings which are distributed by ECI Canada and sold throughout Canada by ICI Glidden and Color Your World stores.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is a business development company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on product history, global proprietary rights, modern manufacturing and distribution, and the power of E-Commerce.

Statements contained in this news release regarding future sales or revenues are "forward looking statements". These statements involve significant risk and uncertainties and the Company cannot assure that actual results will be consistent with these statements and may, in fact, differ materially.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

May 9, 2002 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRA (FRANKFURT))

PRIMA DEVELOPMENTS PRODUCT DELIVERIES UP 145%

Management is pleased to report that deliveries of the EnviroCoatings proprietary product line known as "Ceramic InsulCoat Paint and Coating Systems" continues to show substantial increases over the same month in the previous year.

April deliveries were up 145%.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings which are distributed by EnviroCoatings and sold throughout Canada by ICI Glidden and Color Your World stores.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is a business development company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on product history, global proprietary rights, modern manufacturing and distribution, and the power of E-Commerce.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

April 11, 2002 For Immediate Release

PRIMA DEVELOPMENTS LTD. (PID-CDNX / PDV-FRA (FRANKFURT))

FIRST QUARTER PRODUCT DELIVERIES UP 416%

Management is pleased to report that product deliveries for the first quarter of 2002 are up 416% over the same period in 2001.

This increase is confirmation of the continued acceptance of the Ceramic InsulCoat R:E Paint and Coatings System.

Prima Developments' subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings, which are distributed by EnviroCoatings (Canada) Inc. and other paint and coatings companies.

All products are manufactured under the strict ISO 9002 'quality assurance program', which is audited annually by KPMG.

Prima is an early stage business development company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on product history, global proprietary rights, modern manufacturing and distribution, and the power of E-Commerce through an effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

April 04, 2002 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRA (FRANKFURT))

PRIMA'S SUBSIDIARY, ENVIROCOATINGS, SIGNS MAJOR DISTRIBUTION AGREEMENT

Management is pleased to announce the signing of an exclusive distribution agreement for Canada with ICI Canada Inc.

Following eight months of successful product evaluation and eighteen months of regional sales trials, Envirocoatings products have now been approved for distribution through two hundred and fifty ICI Glidden and Color Your World stores.

This agreement is the first step in the full commercialization of the proprietary 'Ceramic InsulCoat R.E Paint and Coating Systems'.

Prima Developments' subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings, which are distributed by EnviroCoatings (Canada) Inc. and other paint and coatings companies.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is an early stage business Development Company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on product history, global proprietary rights, modern manufacturing and distribution, and the power of E-Commerce through an effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

March 27, 2002 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRA (FRANKFURT))

PRIMA DEVELOPMENTS DOUBLES RAW MATERIALS BULK STORAGE CAPACITY

On august 15, 2001 management announced the implementation of a money saving bulk purchasing program at its subsidiary, Envirocoat Technologies' manufacturing facility, at that time bulk storage was installed.

On March 26, 2002 the company doubled the size of this bulk storage capacity on anticipation of increased volume due to nation-wide expansion.

Product deliveries have been growing with increases of 95% for January 2002 and 212% for February over the same months last year.

Increases of this magnitude are expected each month as the nation wide expansion programs are implemented.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings which are distributed by EnviroCoatings and other paint and coatings companies.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is an early stage business Development Company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on product history, global proprietary rights, modern manufacturing and distribution, and the power of E-Commerce through an effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

March 4, 2002 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRA (FRANKFURT))

PRIMA DEVELOPMENTS PRODUCT DELIVERIES UP 212%

Management is pleased to report that deliveries of the EnviroCoatings proprietary product line known as "Ceramic InsulCoat Paint and Coating Systems" continues to show substantial increases over the same month in the previous year.

January deliveries were up 95% and February deliveries were up 212%.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings which are distributed by EnviroCoatings and other paint and coatings companies.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is an early stage business Development Company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on product history, global proprietary rights, modern manufacturing and distribution, and the power of E-Commerce through an effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

February 07, 2002 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRA (FRANKFURT))

PRODUCT COMMERCIALIZATION IN FINAL STAGE

On July 20, 2000 management announced its decision to move the Envirocoatings Ceramic InsulCoat R:E Paint and Coating Systems from its 'research and development' phase to its 'marketing and sales' phase.

This transition is near completion as agreements are in the final stages with large international corporations.

These distributors will stock Envirocoatings products in hundreds of stores internationally.

Increased production planning has resulted in the installation of additional bulk storage containers and volume packaging arrangements.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings which are distributed by EnviroCoatings and other paint and coatings companies.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is an early stage business Development Company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on product history, global proprietary rights, modern manufacturing and distribution, and the power of E-Commerce through an effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

January 22, 2002 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRA (FRANKFURT))

EXPANSION UPDATE

Management is pleased to report on the progress of its expansion plans.

Distribution of the EnviroCoatings products through major distributors has entered the final stages.

When finalized, comprehensive distributor agreements will result in a broader market penetration.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings which are distributed by EnviroCoatings and other paint and coatings companies.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is an early stage business Development Company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on product history, global proprietary rights, modern manufacturing and distribution, and the power of E-Commerce through an effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

January 7, 2002 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRA (FRANKFURT))

PRODUCT DELIVERIES CONTINUE TO INCREASE

The management of Prima's subsidiary, EnviroCoatings, reports that product deliveries for the last quarter of 2001 are up 240% over the same period in the previous year.

These increases reflect the continued acceptance of the proprietary product line sold under the brand name, Ceramic InsulCoat R:E Paint and Coating Systems. These numbers show a steady increase in product deliveries.

Distribution agreement negotiations with major retail chains are in the final stages.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings which are distributed by EnviroCoatings and one of the world's largest paint and coatings companies.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is a core traditional parent company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

December 19, 2001 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRA (FRANKFURT))

DEALER PROGRAM LAUNCH

Following months of planning, testing and evaluation, management is pleased to announce the launch of its total home services associate dealer program.

Results of the due diligence process confirmed the viability and overwhelming need for this unique home service program.

Over three thousand communities throughout North America will receive the services of a new dealer. Each dealer would be charged an associate fee depending on the size of their trade area and the products and services they provide.

Full program implementation would generate over $45,000.00 per dealer.

The first associate will be appointed in the first quarter of 2002 with acceleration increasing as new dealers join the program.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings which are distributed by EnviroCoatings and one of the world's largest paint and coatings companies.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is a core traditional parent company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

December 13, 2001 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRA (FRANKFURT))

THREE NEW DEALERS RECEIVED PRODUCT DELIVERY

Management is pleased to announce that initial product shipments have been sent to three new dealers in the 'sunbelt' of the United States.

These orders confirm the increasing demand for the Ceramic InsulCoat R:E Paint and Coating Systems.

Management also reports that continuing arrangements are underway with large international distributors to partner for additional domestic and foreign distribution.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings which are distributed by EnviroCoatings and one of the world's largest paint and coatings companies.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is a core traditional parent company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

December 06, 2001 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRA (FRANKFURT))

HAWAIIAN DEALER RECEIVES INITIAL SHIPMENT

Prima's subsidiary, EnviroCoatings, has added a new dealer that will be covering the Hawaiian Islands.

Following months of due diligence, the new dealer has decided to market and install the Ceramic InsulCoat R:E Paint & Coating System in Hawaii.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings which are distributed by EnviroCoatings and one of the world's largest paint and coatings companies.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is a core traditional parent company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

November 22, 2001 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRA (FRANKFURT))

AGRICULTURE CANADA RESEARCH CENTRE AND ENVIROCOATINGS ENTER FINAL STAGE OF PRODUCT EVALUATION

Pursuant to the company's News Releases dated November 2, 2000 and January 17, 2001, announcing that Prima's subsidiary, EnviroCoatings, and Agriculture Canada Research Centre commenced a comprehensive product field evaluation of the Ceramic InsulCoat R:E Paint & Coating Systems.

Progress reports indicate that the product application phase is complete and the intense monitoring phase is underway. This phase consists of computerized temperature monitoring four times per hour, twenty-four hours per day, three hundred and sixty five days per year.

This government subsidized program is important as successful results will introduce the global agricultural community to the performance benefits of the Ceramic InsulCoat R:E product line.

High energy costs and significant loss of poultry from excessive heat will be reduced by maintaining a consistent ambient temperature within the production barns.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings which are distributed by EnviroCoatings and one of the world's largest paint and coatings companies.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is a core traditional parent company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

November 15, 2001 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRA (FRANKFURT))

DELINQUENT FILINGS CORRECTED

The 'Continuous Review Department' at the British Columbia Securities Commission selected Prima Developments Ltd. at random for review. (These reviews are done on behalf of the public to ensure the integrity of the issuer's statements.)

During the review, specific deficiencies in the Company's *'Management Discussions'* were brought to our attention. Consequently, three of the filings were placed on the Commissions' *'Issuer's in Default List'*.

A fourth filing, dated March 31, 2001, was actually filed incorrectly; 'Schedules B and C' from the *previous* period were attached to it in error. As a result of this error, this filing was also found to be deficient. This required the amendment and restatement of four submissions in total.

Generally, the deficiencies involved a lack of discussion regarding significant items from the Financial Statements such as items relating to consulting fees, changes in gross profit, etc.

Management requests that you review the *'amended and restated'* filings for complete disclosure of the corrected reports.

The company is also announcing that the original filings for March 31, 2001, December 31, 2000, September 30, 2000 and June 30, 2000 are retracted.

The most recently submitted *'amended & restated'* re-filings are to replace them.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

October 18, 2001 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRA (FRANKFURT))

ENVIROCOATINGS' PRODUCTS FEATURED ON USA MEDIA

Prima's subsidiary, EnviroCoatings, is increasing its activity in the United States.

High profile personalities have conducted product reviews and interviewed management and satisfied customers for broadcast on international home improvement television and radio shows.

EnviroCoatings will focus its marketing and sales efforts toward the large population within the United States over the winter season primarily because of its milder weather conditions and increased demand for energy savings.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paints & coatings which are distributed by EnviroCoatings and one of the world's largest paints and coatings companies in the world.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is a core traditional parent company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

September 26, 2001 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRA (FRANKFURT))

ARIZONA DEALER RECIEVES FIRST ORDER

A new product dealer in Arizona has joined the growing number of associates.

This is a significant event for the company as the USA sunbelt represents a substantial market for the proprietary, thermal barrier 'Ceramic InsulCoat R:E Paint and Coating Systems' and product application can be performed throughout the entire year.

Recognition of the high performance benefits of the EnviroCoatings' product line continues to expand. New dealers who purchase and ship product from our factory in Canada to destinations thousands of miles away confirm the uniqueness and benefit value realized when EnviroCoatings' products are selected.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance, thermal paints & coatings which are distributed by EnviroCoatings and ICI Glidden, the largest paint and coating company in the world.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is a core traditional parent company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

September 14, 2001 <u>For Immediate Release</u>

Prima Developments Ltd. (PID-CDNX / PDV-FRA (FRANKFURT))

ANOTHER CONTAINER DESTINED FOR SOUTH AMERICA

Prima's subsidiary, EnviroCoatings, is preparing another shipment destined for distribution in South America.

Reports following previous shipments to that region have indicated excellent results in regards to reducing energy consumption.

Application of the 'Ceramic InsulCoat R:E Exterior Coating System' to a large super market reduced air conditioning costs substantially. This reconfirms previous lab and field trials which indicated increased energy savings.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance, thermal paints & coatings which are distributed by EnviroCoatings and ICI Glidden, the largest paint and coating company in the world.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is a core traditional parent company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

August 29, 2001 For Immediate Release

Prima Developments Ltd. (PTD-CDNX / PDV-FRA (FRANKFURT))

ENVIROCOATINGS, ICI GLIDDEN AND COLOR YOUR WORLD JOIN FORCES WITH THE BRITISH COLUMBIA GOVERNMENT

The British Columbia Government has chosen the Ceramic InsulCoat R:E Exterior Coating System, over all others, for use on a major renovation.

ICI Glidden, Color Your World and EnviroCoatings worked with government officials during the testing process, which ultimately lead to the successful InsulCoat specification.

This project will be the first of many over the coming months.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance, thermal paints & coatings which are distributed by EnviroCoatings and ICI Glidden, the largest paint and coating company in the world.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is a core traditional parent company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

August 23, 2001 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRANKFURT)

SALES VOLUME UP 140%

Management is pleased to announce that product deliveries are up 140% over the same quarter last year.

Prima Developments' subsidiary, EnviroCoatings, is reporting consistent sales increases on a month-to-month basis.

These increases are a result of the continued acceptance of the high performance Ceramic InsulCoat R:E Paint and Coating Systems.

ICI Glidden, EnviroCoatings' distribution partner, continues to report new interest on a daily basis.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance, thermal paints & coatings which are distributed by EnviroCoatings and ICI Glidden, the largest paint and coating company in the world.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is a core traditional parent company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

August 15, 2001 For Immediate Release

Prima Developments Ltd. (PID-CDNX / PDV-FRANKFURT)

HIGHER PROFITS THROUGH BULK PURCHASING

Prima Development's subsidiary, Envirocoat Technologies Inc., has implemented the first phase of its bulk-purchasing program. On August 13, 2001, Reichhold Chemical Co. made its first bulk delivery of raw material to a newly installed bulk storage tank at Envirocoat Technologies' manufacturing facility.

In addition to the convenience of maintaining a bulk inventory, savings of up to 30% are realized when purchasing in this manner.

Finished product sales volumes have increased substantially due to product shipments to ICI Glidden, Color Your World and a number of foreign distributors.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance, thermal paints & coatings which are distributed by EnviroCoatings and ICI Glidden, the largest paint and coating company in the world.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

Prima is a core traditional parent company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

NEWS RELEASE

July 27, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

LISTING ON THE FRANKFURT, GERMANY EXCHANGE IS COMPLETE

Management's objective of providing easy access to company shares in Europe and the United States is one step closer with the completion of the Frankfurt listing.

Following a review of the world exchanges, Management selected Frankfurt Exchange in Europe, the American Exchange in the United States and Toronto Exchange in Canada as exchanges of credence.

Due to the accelerated global distribution program of Prima's subsidiary, EnviroCoatings, providing easier access to company shares became necessary.

Worldwide corporate associates and industrial, commercial and residential consumers of the high performance, energy saving, 'Ceramic InsulCoat R:E Paint and Coating System' reported restricted access when purchasing Prima Developments' shares. The 'multiple listings program' will eliminate this problem.

Energy shortages, environmental concerns and cost awareness around the globe are resulting in an increased demand for solutions.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance, thermal paints & coatings which are distributed by EnviroCoatings and ICI Glidden, the largest paint and coating company in the world.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

July 18, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

DUAL LISTING ON THE FRANKFURT, GERMANY EXCHANGE

Pursuant to the news release dated June 15, 2001, regarding management's interest in a dual listing on a foreign exchange and following a period of due diligence the company has decided to obtain a dual listing on the Frankfurt, Germany Exchange.

Successful completion of the listing process will create a much greater distribution opportunity for the company's shares and will provide easier access for foreign clients and associates of Prima's subsidiary, EnviroCoatings.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance, thermal paints & coatings which are distributed by EnviroCoatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

June 28, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

CONTAINER LOAD LEAVES FOR VENEZUELA

A container loaded with Ceramic InsulCoat R:E left from EnviroCoatings' manufacturing plant in British Columbia, Canada bound for Venezuela aboard the container ship 'Cielo Di Livorno'.

Prima Developments' management considers this 'first' of many bulk shipments to be very significant due to the fact that it follows two years of successful field evaluations in that country.

Test reports indicated a 40% reduction in energy consumption following the application of Ceramic InsulCoat R:E Exterior Coating System on a major super market.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance, thermal paints & coatings which are distributed by EnviroCoatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

June 15, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

FOREIGN EXCHANGE LISTING PLANNED

Management has implemented steps to inter-list its shares on one or more foreign stock exchanges. Completion of this plan will result in higher exposure and easier access to company shares.

Foreign customers and associates of Prima's subsidiary, EnviroCoatings, are experiencing difficulty purchasing Prima Developments' shares. This will alleviate this restriction.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance, thermal paints & coatings which are distributed by EnviroCoatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

June 08, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

PRIMA PENETRATES JAPAN

Prima Developments' subsidiary, EnviroCoatings, has forwarded a shipment of its Ceramic InsulCoat R:E Paint and Coating System for evaluation by over 30 major Japanese Government agencies, builders, contractors and property managers.

EnviroCoatings has been in discussions with members of the Japanese Government and the construction industry for over three years and considers this 'paid order' to represent a significant breakthrough in this major world market.

To date, all field evaluation projects involving EnviroCoatings' energy-saving, ceramic-filled paints and coatings have achieved success.

Highly technical and discriminatory individuals manage the Japanese building industry. Positive results from this evaluation program will lead to EnviroCoatings' products being spec'd in on many country-wide projects.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance, thermal paints & coatings which are distributed by EnviroCoatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

June 01, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

INTERNATIONAL DISTRIBUTION PROCEEDS

Prima Developments' subsidiary, EnviroCoatings, is proceeding with a comprehensive international distribution program. Approval of the Ceramic InsulCoat R:E Paint & Coating Systems has been received from a large building products distributor in South America. Preliminary projections indicate container-sized orders.

This approval and the subsequent orders are the result of extensive field trials which confirm the energy saving benefits of the Ceramic InsulCoat R:E Paint & Coating System.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance, thermal paints & coatings which are distributed by EnviroCoatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

May 18, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

MAJOR DEVELOPER SPECIFIES ENVIROCOATINGS

A major high rise developer has sole specified the Ceramic InsulCoat R:E Coating System for application on the exterior of their latest high rise development.

This is significant for Prima Developments subsidiary, EnviroCoatings, in the following ways:

1. **Confirmation of product appeal:**

   Out of the hundreds of possible alternatives the proprietary Ceramic InsulCoat R:E Paint and Coating System was chosen for this project.

2. **Confirmation of user value:**

   Multi-project developers provide on-going volume purchases.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance, thermal paints & coatings which are distributed by EnviroCoatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

May 10, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

The Directors of Prima Developments Ltd. have given the management of its subsidiary, EnviroCoatings Inc., the approval to proceed with the implementation of the enhanced 'Total Home Service' dealership program.

Upon the completion of this program there will be an EnviroCoatings' trained and licensed home service provider in all communities in North America.

Management believes that implementation timing is right as the service needs of the aging population is growing at an unprecedented rate.

This program will put a Prima-EnviroCoatings representative in all Canadian & USA communities and will support our product distribution roll-out currently underway with ICI Glidden, the world's largest paint distributor with outlets in over 60 countries.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance, thermal paints & coatings. These products are distributed by EnviroCoatings and ICI Glidden.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential market success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective use of the World Wide Web.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

May 3, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Rclcasc

USA DISTRIBUTION COMMENCED

Prima's subsidiary, EnviroCoatings, has commenced its US entry program. Due to substantial increases in energy costs, EnviroCoatings has stepped up the USA distribution program for its Ceramic InsulCoat R:E Paint & Coating Systems.

Users have reported energy savings of over 50% following the application of this high tech coating system to their building.

High demand is anticipated throughout the 'sunbelt' states as energy costs continue to skyrocket.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance, thermal paints & coatings which are distributed by EnviroCoatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

April 26, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

EXPANDED DISTRIBUTION UNDERWAY

Prima's subsidiary, EnviroCoatings Inc. has been given the approvals to expand its product 'stocking' program across Canada to Ontario.

Following seven months of positive market evaluation, ICI Glidden has given the go ahead for inclusion of the Ceramic InsulCoat R:E Paint System in its corporate store product line.

This is an endorsement of the user benefits of our products.

POSITIVE CENTRAL AMERICAN FIELD TESTS

Field trials of the Ceramic InsulCoat R:E paint System in the hot Latin American area have been positive. Results indicate a reduction in interior roof temperature by over 40%. Supermarket owners report that a shut down of half the air-conditioning units is possible, resulting in substantial energy savings.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance paints & coatings which are distributed by EnviroCoatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President (signed)

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

March 29, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

WOOD PRESERVER R&D ENTERS NEXT PHASE

EnviroCoatings and a major wood manufacturing association continue the joint arrangement to develop a factory applied wood product waterproof coating.

Successful development and implementation of this coating material will literally revolutionize this segment of the industry. Presently, problems with water penetration from exposure to the elements during all phases of construction result in early deterioration of manufactured wood products.

The demand for a successful weatherproof product is enormous & would represent millions of gallons annually.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance paints & coatings which are distributed by EnviroCoatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

March 22, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

GRAFITTI REMOVAL SYSTEM A SUCCESS

Following 18 months of research, development and field trials EnviroCoatings has successfully formulated an effective graffiti resistant surface protection system.

This proprietary system is cost effective, simple to use and superior to the existing anti-graffiti products on the market today.

During a recent demonstration for industry, government and the scientific community enthusiastic approval of the system was received.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance paints & coatings which are distributed by EnviroCoatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President (signed)

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

February 21, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

ICI GLIDDEN & EVIROCOATINGS ARE SETTING THE STANDARD TOGETHER

ICI Glidden and EnviroCoatings (Prima's subsidiary) experienced overwhelming success at the booth they shared during the recent Buildex trade show in Vancouver, B.C., Canada.

Thousands of builders, contractors, architects, property owners and managers from Canada and the United States visited our jointly sponsored booth.

Tremendous interest in the Ceramic InsulCoat R.E Paint and Coating Systems resulted from the information distributed.

EnviroCoatings expansion through the ICI Glidden distribution network is progressing with Canada, United States and Europe on the agenda.

Envirocoat Technologies Inc. is a world leader in the development and manufacture of ceramic filled high performance paints & coatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

February 14, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

PERSONNEL & PRODUCT PROMOTION

The company anticipates rapid sales growth due to its distribution arrangement with ICI Glidden, the largest paint and coatings distributor in the world. This expected increase has resulted in the promotion of Aaron J. Langset (Aaron) from Production Manager to Vice President of Envirocoat Technologies Inc.

Aaron has been with Envirocoat Technologies Inc. since its incorporation and is the co-developer of the company's main product line of surface solutions known as 'Ceramic InsulCoat R:E Paint and Coatings Systems'. Aaron's responsibilities will continue to include product development & production, quality control and will expand into areas of corporate administration.

Promotional programs are being implemented to raise the awareness of PID as an investment opportunity and ETI''s exceptional product line as a solution to leaky buildings and sky-rocketing energy costs.

Envirocoat Technologies Inc. is a world leader in the development and manufacture of ceramic filled high performance paints & coatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President (signed)

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

February 01, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

NEW INTERIOR PRODUCT LINE DEVELOPMENT COMPLETE AND PRODUCT SHIPPED TO ICI'S COLOR YOUR WORLD

Management is pleased to announce that, following months of research, development, lab tests and field trials, the INTERIOR line of the high performance Ceramic InsulCoat R:E Paint and Coatings Systems has been introduced to the market.

This is an important development in the following ways:

1. The credibility of a major chain distributing our products.
2. The added sales volume which will result due to the addition of the interior line
3. The enhanced thermal benefit which the consumer will realize when both the interior and exterior have the Ceramic InsulCoat R:E System in place.

Envirocoat Technologies Inc. is a world leader in the development and manufacture of ceramic filled high performance paints & coatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

January 25, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

MAJOR WOOD PRODUCTS ASSOCIATION AND ENVIROCOATINGS ENTER PRODUCT TEST PROGRAMS

A major wood products association has entered a comprehensive test program with Prima Developments subsidiary, EnviroCoatings Inc.

Solutions to the premature deterioration of structural wood components when exposed to excessive moisture must be found.

EnviroCoatings product line includes one of the highest performing weather resistant coatings available anywhere and may prove perfect for the necessary application.

Engineers with the association stated that positive testing would result in numerous application opportunities requiring thousands of gallons of this proprietary product annually.

Envirocoat Technologies Inc. is a world leader in the development and manufacture of ceramic filled high performance paints & coatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

January 17, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

AGRICULTURE CANADA RESEARCH CENTRE AND ENVIROCOATINGS CONTINUE PRODUCT EVALUATION

Following the News Release dated November 02, 2000, announcing that Prima's subsidiary EnviroCoatings commenced a comprehensive product field evaluation with Agriculture Canada Research Centre whereby the thermal enhancement of the proprietary Ceramic InsulCoat R:E Paint & Coatings System will be evaluated in applications relating to poultry and livestock production buildings, weather and production conditions are now favorable allowing the application to proceed.

This government subsidized evaluation program is significant. Successful results will expose the International Agriculture community to the performance benefits of the Ceramic InsulCoat R:E Product line.

High-energy costs and significant loss of live stock will be reduced by maintaining a consistent ambient temperature inside the production barns.

Envirocoat Technologies Inc. is a world leader in the development and manufacture of ceramic filled high performance paints & coatings

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

December 21, 2000 **NEWS RELEASE** For Immediate Release

Prima Developments Ltd. (PID-CDNX)

YEAR 2000 AND BEYOND

This news release has been written as a 'thumb nail' report to cover the results of the official segment of the annual general meeting and the highlights of the Year 2000 and beyond progress and potential presentation held in Surrey on December 15, 2000.

Approximately 80 shareholders and guests attended the meeting. The existing Board of Directors and audit firm remains unchanged for the coming year. Following the formal portion of the AGM the VP of business development, Mr. Gerry Cushner covered in detail the company's transition from R&D to the marketing and growth phase. Over the past year a number of developments have occurred.

Following years of product development, successful field trials and lab tests, the Ceramic InsulCoat R:E Paint and Coating System has been approved and accepted by major developers, institutions, applicators and distributors.

On July 20, 2000 the company announced its decision to focus its growth on the marketing of its products by teaming with major distribution partners. After careful consideration, ICI Glidden was chosen as the initial marketing partner. Management's reason for this decision was influenced by the fact that ICI is the largest paint and coatings distributor in the world with a geographic presence in sixty countries.

Mr. Cushner explained how the EnviroCoatings value added marketing concept, Ceramic InsulCoat R:E proprietary system and ICI Glidden's global influence would result in explosive sales volume growth.

Following the VP's report, Roland Langset, President & CEO, outlined the high potential product development being conducted by Prima Developments Ltd. and its affiliates. Mr. Langset explained the company's involvement in alternative building materials development and how this program coupled with Canada Mortgage & Housing flex house concept could save up to fifty percent in the cost of building a new home. Also covered was the company's initiative regarding imbedded computer chip technology and how it relates to the continuous monitoring of the house structure.

The future of these concepts will be felt by the entire construction industry and will represent billions in additional revenue for building materials manufacturers, stated the CEO.

Mr. Langset concluded by stating that the potential is awesome and Prima's management continues to think outside the traditional business box and the ride into the future promises to be very exciting.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

December 14, 2000

Prima Developments Ltd. (PID-CDNX) For Immediate Release

PID YEAR 2000 AGM INCLUDING A PROGRESS AND POTENTIAL PRESENTATION

Prima extends an invitation to all interested parties to attend the progress and potential presentation.

Date: December 15, 2000

Time: 1:30 p.m. Registered shareholders only

2:00 p.m. Non-registered guests

Location: Sheraton Guilford Hotel
15269 – 104th Avenue, Surrey, B.C.
(Room Name: Tynehead Salon #1)

This meeting is the first AGM since the completion of the reorganization of the company.

The meeting agenda includes a presentation by the VP of Operations and business development explaining clearly the growth program and how the arrangement with ICI Glidden will enable the company to efficiently expand throughout the country.

If you plan to attend please feel free to bring a friend and RSVP with Leeann at telephone (604) 532-5311.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

November 20, 2000

Prima Developments Ltd. (PID-CDNX) For Immediate Release

ADDITIONAL PRODUCT DISTRIBUTION

Additional product distribution arrangements are in the final stages. Discussions during the past 12 months with a major Western Canadian distributor have resulted in a proposal to move forward. Management's acceptance of the proposal would result in the Ceramic InsulCoat R:E Paint and Coating System being inventoried and offered for sale in over thirty additional outlets.

This development is significant in the following ways:

1. The recognition of the superior product quality by another major distributor.
2. The additional sales volume which would result due to the expanded exposure and product availability.

Envirocoat Technologies Inc. is a world leader in the development and manufacture of ceramic filled high performance paints & coatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

November 02, 2000

Prima Developments Ltd. (PID-CDNX) For Immediate Release

AGRICULTURE CANADA RESEARCH CENTRE and ENVIROCOATINGS COMMENCE PRODUCT EVALUATION ARRANGEMENT

Prima's subsidiary, EnviroCoatings has commenced a comprehensive product field evaluation arrangement with Agriculture Canada Research Centre whereby the thermal enhancement of the proprietary Ceramic InsulCoat R:E Paint & Coating System will be monitored four times per hour, twenty-four hours per day, three-hundred & sixty-five days per year.

This test is important due the increasing energy costs related to the economical operation of the livestock barns.

A positive result of this test could result in the recognition of the Ceramic InsulCoat R:E Paint & Coating System in the international agricultural community.

Envirocoat Technologies Inc. is a world leader in the development and manufacture of ceramic filled high performance paints & coatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

October 26, 2000

Prima Developments Ltd. (PID-CDNX) For Immediate Release

DEVELOPER SWITCHES TO CERAMIC INSULCOAT R:E

Following more than two years of field performance observation, another significant developer of commercial and industrial projects has chosen Ceramic InsulCoat R:E Coating System for their exterior finishing need.

This is an important confirmation of the effectiveness of EnviroCoatings 'Product Specification Program' & the growing recognition of the superiority of the proprietary Ceramic InsulCoat R:E Paint & Coating System.

Pro-Spec Program:

The prime focus of EnviroCoatings 'Product Specification Program' is based on demonstrating to property owners, managers & builders the significant cost savings experienced through the use of the Ceramic InsulCoat R:E Paint & Coating System. Major targets include hotel and store chains, school districts, heavy & light industrial sites, franchises, provincial & municipal structures, etc.

Envirocoat Technologies Inc. is a world leader in the development and manufacture of ceramic filled high performance paints & coatings.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President (signed)

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

October 20, 2000

Prima Developments Ltd. (PID-CDNX) For Immediate Release

INCREASED PRODUCTION CAPACITY APPROVED

The Directors of Prima have approved an increase in production capacity at the Western Canadian factory of their subsidiary, Envirocoat Technologies Inc.

This expansion includes the addition of the necessary equipment plus an increase in raw materials providing an annual production level of 13.2 million dollars calculated on average wholesale prices.

Higher production capacity is necessary to address the expected increase in sales volume as additional ICI Glidden sales outlets are set up.

Envirocoat Technologies Inc. is a world leader in the development and manufacture of ceramic filled high performance surface solutions.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: rlangset@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

October 13, 2000

Prima Developments Ltd. (PID-CDNX) For Immediate Release

PRODUCT EVALUATION MOVES TO NEXT LEVEL

Pursuant to the news release dated September 21, 2000 announcing a product evaluation arrangement with an international building component manufacturer, testing has now transitioned to the next phase.

Positive results from shop tests have dictated the implementation of further field evaluations.

Prima's subsidiary, EnviroCoatings & its product line, Ceramic InsulCoat R:E Paint & Coating Systems has been chosen as a front runner out of many competitive products.

Substantial sales volume increases will result following the successful completion of this program.

EnviroCoatings is a world leader in the development and manufacture of ceramic filled high performance surface solutions.

ETI products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: rlangset@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

October 5, 2000

Prima Developments Ltd. (PID-CDNX) For Immediate Release

ENVIROCOATINGS.......ICI GLIDDEN and COLOR YOUR WORLD

Prima announces further development of the ICI Glidden and EnviroCoatings relationship. Color Your World of Mississauga, Ontario recently received an initial order of the Ceramic InsulCoat R:E Paint and Coating Systems.

EnviroCoatings value added Canada wide expansion program is fueled by its growing base of valued partners at both the commercial and retail level.

ICI Glidden and Color Your World are subsidiaries of ICI PLC of Britain the largest paint and coatings company in the world serving thousands of outlets in 25 countries.

EnviroCoatings is a world leader in the development and manufacture of ceramic filled high performance surface solutions.

ETI products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President (signed)

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: rlangset@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

September 21, 2000

Prima Developments Ltd. (PID-CDNX) For Immediate Release

PRODUCT EVALUATION BY INTERNATIONAL BUILDING COMPONENT MANUFACTURER BEGINS.

Prima's subsidiary, Envirocoat Technologies Inc., has entered a product evaluation arrangement with an international building component manufacturer.

Testing and evaluation of the proprietary Ceramic InsulCoat R:E Paint and Coating Systems will be jointly conducted over the coming weeks. Initial reports indicate that positive results are being achieved.

Substantial sales volume increases will result following the successful completion of this program.

EnviroCoatings is a world leader in the development and manufacture of ceramic filled high performance surface solutions.

ETI products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: rlangset@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

September 13, 2000

Prima Developments Ltd. (PID-CDNX) For Immediate Release

ICI GLIDDEN AND ENVIROCOATINGS EXPAND STRATEGIC PARTNERSHIP.

Pursuant to the news release dated August 03, 2000, stating that ICI Glidden and EnviroCoatings (Prima's subsidiary) have entered a strategic partnership to effect the distribution of EnviroCoatings' proprietary, high performance Ceramic InsulCoat R:E Paint and Coating Systems. ICI Management has requested that EnviroCoatings expand distribution to include more of their stores following the successful introduction.

This is important to the company in two ways:

1. The request to expand is confirmation of a stronger relationship with the world paint leader.

2. More outlets will provide high exposure for our products, which will result in increased sales volume.

ICI Glidden paints are part of the largest paint and coatings companies in the world servicing thousands of outlets from 60 manufacturing sites in 25 countries.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President (signed)

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: rlangset@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

September 6, 2000

Prima Developments Ltd. (PID-CDNX) For Immediate Release

SIX MILLION DOLLAR FINANCING PLANNED

Following the August 03, 2000 announcement stating that ICI Glidden and EnviroCoatings have entered a joint Canadian Distribution agreement.

Management of Prima Developments Ltd. has approved a plan by its subsidiary ECI EnviroCoatings (Langley) Inc. to raise up to 6 million dollars by way of Offering Memorandum to support Canadian distribution of the proprietary Ceramic InsulCoat R:E Paint and Coating Systems in the following ways:

1. Increase production capacity
2. Inventory build-up
3. Point of Sale marketing displays
4. Public awareness advertising program
5. Training of sales and applicator personnel
6. Web site capability expansion
7. Continued product research & development

EnviroCoatings products are manufactured under ISO 9002 quality assurance program.

ICI Glidden is a subsidiary of ICI PLC of Britain who is the largest paint & coating manufacturer and distributor in the world with thousands of outlets.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: rlangset@primadevelopments.com
Website: www.envirocoatings.com

NEWS RELEASE

August 30, 2000

Prima Developments Ltd. (PID-CDNX) For Immediate Release

Management announces that there have been no significant developments with respect to the affairs of the company, which would contribute to the recent activity, other than the previous announcements:

May 12, 2000

EnviroCoatings (Prima's subsidiary), Weyerhauser, James Hardie & Windridge join with sponsors IBM, Lennox and Maytag at the national home show........

July 07, 2000

PID announces ENVIROCOATINGS product introduction to the US market........

July 13, 2000

New distributor agreement signed & product shipped to eastern U.S. company.........

July 20, 2000

PID announces EnviroCoatings' transition from development to marketing phase........

July 28, 2000

Major school district chooses Ceramic InsulCoat R:E Permanent Coating System again...

August 03, 2000

World's largest paint and coatings conglomerate chooses Envirocoat Technologies Inc. as partner.......

August 18, 2000

Prima considering an industrial mineral proposal from US corporation.........

Currently:

Management continues its discussions with a number of investor relations firms.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: rlangset@yahoo.com
Website: www.envirocoatings.com

NEWS RELEASE

August 3, 2000

For Immediate Release

Prima Developments Ltd. (PID-CDNX)

WORLD'S LARGEST PAINT AND COATINGS CONGLOMERATE CHOOSES ENVIROCOAT TECHNOLOGIES INC. AS PARTNER.

Following months of due diligence, product analysis and evaluation, ICI Canada has agreed to team with Prima's subsidiary, EnviroCoatings Inc. (ECI) to distribute the proprietary high performance paint and coatings family of products known as 'Ceramic InsulCoat R:E Paint and Coating Systems'.

This is a major development effecting EnviroCoatings in the following ways:

- The credibility of partnering with the world leader in our industry.
- The access to a well-established sales and distribution system including thousands of outlets around the world.

ICI Canada is a subsidiary of ICI PLC of Britain with a market worth of over thirty billion dollars and annual sales in excess of five billion.

EnviroCoatings is a world leader in the development and manufacture of ceramic filled high performance surface solutions.

ETI products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President (signed)

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: rlangset@yahoo.com
Website: www.envirocoatings.com

NEWS RELEASE

July 28, 2000

For Immediate Release

Prima Developments Ltd. (PID-CDNX)

MAJOR SCHOOL DISTRICT CHOOSES CERAMIC INSULCOAT R:E PERMANENT COATING SYSTEM AGAIN.

A major western Canadian School District has specified the amazing Ceramic InsulCoat R:E Permanent coating System as the exclusive refinish product to be used on their 2000 maintenance program. This is significant in two important ways.

Firstly, maintenance supervisors are required to specify products that deliver the highest benefit to cost ratio.

Secondly, unless a product is substantially superior, alternatives must be included.

Prima Development's subsidiary, Envirocoat Technologies Inc., is please to be chosen for the third year in a row, this reinforces the timing of the recently announced transition from technical development to the marketing phase of the company's development.

Discussions with major distributors are still underway with final agreements in the conclusion stages.

ETI is a world leader in ceramic filled high performance surface solutions.

Studies show that the need and demand for quality property protection is at an all-time high. The protective and decorative paint and coating industry is in the multiple billion dollars per annum and ETI will obtain its share.

ETI products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ a strict criteria in the assessment of all products, development, acquisition or strategic alliances considered in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlling manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President (signed)

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: rlangset@yahoo.com
Website: www.envirocoatings.com

NEWS RELEASE

July 20, 2000

For Immediate Release

Prima Developments Ltd. (PID-CDNX)

PID ANNOUNTCES ENVIROCOATINGS' TRANSITION FROM DEVELOPMENT TO MARKETING PHASE.

Pursuant to the news release dated July 07, 2000, Prima Developments Ltd. announces that its subsidiary Envirocoat Technologies Inc.(ETI) has entered the transition phase of its growth moving from product development to marketing and sales.

The acceptance of our Ceramic InsulCoat R:E Permanent Paint and Coating Systems by some of the largest distribution chains, contractors, developers and architects has provided positive proof that ETI products have significantly unique characteristics not found in conventional paints and coatings.

ETI is a world leader in ceramic filled high performance surface solutions.

Studies show that the need and demand for quality property protection is at an all-time high. The protective and decorative paint and coating industry is in the multiple billion dollars per annum and ETI will obtain its share.

Prima Developments Ltd., through its subsidiary, Envirocoat Technologies Inc. is implementing a marketing thrust to support the activity of the international distribution chain.

ETI products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ a strict criteria in the assessment of all products, development, acquisition or strategic alliances considered in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlling manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President (signed)

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: rlangset@yahoo.com
Website: www.envirocoatings.com

NEWS RELEASE

July 28, 2000

For Immediate Release

Prima Developments Ltd. (PID-CDNX)

PRIMA CONSIDERING AN INDUSTRIAL MINERAL PROPOSAL FROM US CORPORATION

Prima has entered discussions with an industrial minerals' consultant from the United States who is proposing a joint arrangement.

The arrangement would result in Prima partnering in the production of the main mineral ingredients which make up the proprietary formula of the Ceramic InsulCoat R:E Paint and Coating Systems manufactured by Prima's subsidiary, Envirocoat Technologies Inc. The processing and marketing of natural surface covering materials would also be considered. Prima's long term plan includes the production of key ingredients of its products and alternative surface covering materials providing management's strict growth criteria are met.

The recently announced association with ICI Glidden is expected to result in substantial sales volume increases. Therefor, the consideration of such an arrangement is timely.

The Ceramic InsulCoat R:E Paint and Coating System consists of a high percentage of titanium oxide and special ceramics.

EnviroCoatings is a world leader in the development and manufacture of ceramic filled high performance surface solutions.

ETI products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: rlangset@yahoo.com
Website: www.envirocoatings.com

NEWS RELEASE

July 13, 2000

For Immediate Release

Prima Developments Ltd. (PID-CDNX)

NEW DISTRIBUTOR AGREEMENT SIGNED & PRODUCT SHIPPED TO EASTERN U.S. COMPANY

Following the recent news release announcing the official entry into the USA market we are please to announce that Prima Developments' subsidiary, Envirocoat Technologies Inc. (ETI), has signed a distribution agreement, which covers both North & South Carolina. This is a significant development in two ways. Firstly, ECI is initiating a major marketing thrust into the USA and this is the first of a multitude of dealer appointments to be approved covering the entire United States. Secondly, the fact that the superior benefits of the Ceramic InsulCoat R:E Paint and Coating Systems are so appealing they warrant the shipment of product clear across North America. This newly signed agreement contains product purchase commitments and the first of many shipments has already left the Langley manufacturing plant.

Management is continuing its meetings with major paint and coatings distributors and marketers with the intention of creating an alliance with one or more.

On behalf of the Board,

Roland Langset, President **(signed)**

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: rlangset@yahoo.com
Website: www.envirocoatings.com

NEWS RELEASE

July 13, 2000

For Immediate Release

Prima Developments Ltd. (PID-CDNX)

NEW DISTRIBUTOR AGREEMENT SIGNED & PRODUCT SHIPPED TO EASTERN U.S. COMPANY

Following the recent news release announcing the official entry into the USA market we are please to announce that Prima Developments' subsidiary, Envirocoat Technologies Inc. (ETI), has signed a distribution agreement, which covers both North & South Carolina. This is a significant development in two ways. Firstly, ECI is initiating a major marketing thrust into the USA and this is the first of a multitude of dealer appointments to be approved covering the entire United States. Secondly, the fact that the superior benefits of the Ceramic InsulCoat R:E Paint and Coating Systems are so appealing they warrant the shipment of product clear across North America. This newly signed agreement contains product purchase commitments and the first of many shipments has already left the Langley manufacturing plant.

Management is continuing its meetings with major paint and coatings distributors and marketers with the intention of creating an alliance with one or more.

On behalf of the Board,

Roland Langset, President **(signed)**

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: rlangset@yahoo.com
Website: www.envirocoatings.com

NEWS RELEASE

July 7, 2000

For Immediate Release

Prima Developments Ltd. (PID-CDNX)

PID announces ENVIROCOATINGS product introduction to the US market.

EnviroCoatings announces its entry into the USA market following the enthusiastic response experienced at the huge PCBC Western Building show in San Francisco, California on June 27-June 30, 2000. ECI EnviroCoatings Inc. (Prima's subsidiary) was invited to share a trade-show booth with Canada Mortgage and Housing (CMHC) showcasing Canadian made products.

There is tremendous interest in the Ceramic InsulCoat R:E Superior Paint and Coating System product line. This line of ceramic filled thermal barrier paints and coatings have proven to be very effective in blocking the transmission of heat in the hot southern climate. User reports have documented over fifty percent savings in energy related to cooling costs.

Consumers, builders, wholesalers and retail building products chains expressed serious interest in our products.

PID is a building products and services developer. Expansion initiatives employ strict criteria to the assessment of all product development, acquisition or strategic alliances considered in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlling manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence.

Presently, management is in discussions with a number of investor relations firms.

This news release was prepared on behalf of the Board of Director's, which accepts full responsibility for its content.

On behalf of the Board,

Roland Langset, President (signed)

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: rlangset@yahoo.com
Website: www.envirocoatings.com

02 NOV 21 AM 7:14

July 26, 2002

NEWS RELEASE

Prima Developments Ltd. (PID-TSX / PDV-FRA (FRANKFURT)) For Immediate Release

MAJOR RESORT CHOOSES ENVIROCOATINGS

Management is pleased to announce that an international resort developer has signed a Letter of Intent to include the proprietary 'Ceramic InsulCoat Paint and Coating Systems' on up to 3,000 new retirement villas being built at their resort in the Province of Batangas in the Philippines.

Prima's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal paint & coatings which are distributed by ECI Canada and sold throughout Canada by ICI Glidden and Color Your World stores.

All products are manufactured under strict ISO 9002 quality assurance program audited by BSI Management.

Prima is a business development company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on product history, global proprietary rights, modern manufacturing and distribution, and the power of E-Commerce.

On behalf of the Board,

Roland Langset, President

Phone: (604) 532-5311 **Fax:** (604) 532-5377 **E-mail:** info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

September 17, 2002

NEWS RELEASE

Prima Developments Ltd. (PID-TSX V / PDV-FRA (FRANKFURT)) For Immediate Release

MAJOR DISTRIBUTION LAUNCH TO 260 STORES

Following the news release dated April 4, 2002 in which the company announced an exclusive Canadian distribution agreement, management now is pleased to report the start of the official launch of the Envirocoatings product line known as the Ceramic Insulcoat Paint and Coating Systems across Canada.

Purchase orders have been received and comprehensive launch packages have been shipped to 262 home decorating stores throughout Canada.

This is a major milestone for Prima's subsidiary Envirocoatings. Many month of planning and physical ground work have gone into the preparation for this event.

Prima's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal barrier paint and coating systems, manufactured since 1960.

All products are manufactured under strict ISO 9002 quality assurance program audited by BSI Management.

Prima is a business development company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on product history, global proprietary rights, modern manufacturing and distribution, and the power of E-Commerce.

On behalf of the Board,

Roland Langset, President

Phone: (604) 532-5311 **Fax:** (604) 532-5377 **E-mail:** info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

October 1, 2002

NEWS RELEASE

Prima Developments Ltd. (PID-TSX V / PDV-FRA (FRANKFURT)) For Immediate Release

U S A EXPANSION UNDERWAY

Prima Developments management has entered partnership discussions with a major USA energy reduction consortium based in California.

Members of this group include one of the largest suppliers of thermal controls, a major North American call centre, a nation wide marketing company, a proprietary manufacturing and distribution software company, the largest utility group in the USA and a consumer finance company.

Completion of partnership agreements will result in the sole specification of the proprietary Ceramic Insulcoat R:E Paint and Coating Systems on all projects throughout North America, and a full partnership arrangement with Prima Developments.

Prima's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal barrier paint and coating systems, manufactured since 1960.

All products are manufactured under strict ISO 9002 quality assurance program audited by BSI Management.

Prima is a business development company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on product history, global proprietary rights, modern manufacturing and distribution, and the power of E-Commerce.

On behalf of the Board,

Roland Langset, President

Phone: (604) 532-5311 **Fax:** (604) 532-5377 **E-mail:** info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

October 11, 2002

NEWS RELEASE

Prima Developments Ltd. (PID-TSX V / PDV-FRA (FRANKFURT)) For Immediate Release

CHINA SHIPMENTS CONTINUE

Pursuant to the major distribution agreement announced June 6, 2002 and the news release dated July 4, 2002, whereby the company management announced the arrival in Shanghai of the first of a number of containers filled with Envirocoatings proprietary products known as Ceramic Insulcoat R:E Paint and Coatings, the second phase order has now arrived. The first container of this order is being prepared for shipment in the week of October 15, 2002.

Repeat orders are confirmation of the continued acceptance of our proprietary products at the final user level.

Prima's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal barrier paint and coating systems, manufactured since 1960.

All products are manufactured under strict ISO 9002 quality assurance program audited by BSI Management.

Prima is a business development company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on product history, global proprietary rights, modern manufacturing and distribution, and the power of E-Commerce.

On behalf of the Board,

Roland Langset, President

Phone: (604) 532-5311 **Fax:** (604) 532-5377 **E-mail:** info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

October 31, 2002

NEWS RELEASE

Prima Developments Ltd. (PID-TSX V / PDV-FRA (FRANKFURT)) For Immediate Release

INTERNATIONAL MARKETING ARRANGEMENT

Management is in final discussions with a major marketing group.

With the ratification of this comprehensive arrangement all marketing activities, regarding the proprietary Ceramic Insulcoat R:E Paint and Coating Systems, will be handled by an experienced international marketing company.

Prima's subsidiary, Envirocoat Technologies Inc., is a world leader in the development of ceramic filled, high performance, thermal barrier paint and coating systems, manufactured since 1960.

All products are manufactured under strict ISO 9002 quality assurance program audited by BSI Management.

Prima is a business development company whose expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on product history, global proprietary rights, modern manufacturing and distribution, and the power of E-Commerce.

On behalf of the Board,

Roland Langset, President

Phone: (604) 532-5311 **Fax:** (604) 532-5377 **E-mail:** info@primadevelopments.com
Websites: www.primadevelopments.com
www.envirocoatings.com

02 NOV 21 AM 11:14

PRIMA DEVELOPMENTS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of Prima Developments Ltd. (the "Company") will be held at Sheraton Guildford Hotel, Tynehead Salon No. 1, 15269 – 104 th Avenue, Surrey, British Columbia, on Friday, November 29, 2002 at 1:30 p.m. for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the year ended June 30, 2002 together with the auditors' report thereon.

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To fix the number of directors for the ensuing year at three.

5. To elect directors for the ensuing year.

6. To adopt a stock option plan for the Company reserving, on a rolling basis, for issuance thereunder up to a maximum of 10% of the issued shares of the Company at the time of granting of the stock option in substantially the form attached as Appendix 1 to the Company's information circular dated October 30, 2002 attached hereto (the "Plan") and authorizing the directors of the Company to make such amendments or revisions to the Plan as may be required by the securities regulatory authorities without further shareholder approval.

7. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours (excluding Saturdays and holidays) before the time of the meeting or adjournment thereof or with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

DATED at Langley, B.C., this 30th day of October, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) *Roland J. Langset*

Roland J. Langset, President

PRIMA DEVELOPMENTS LTD.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT OCTOBER 30, 2002.

I. PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of Prima Developments Ltd. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

II. COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, AT LEAST 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF OR DEPOSITED WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO RECEIVE THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

III. REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the Company's solicitors, Gregory T. Chu, A Law Corporation at Suite 2525 - 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

IV. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors and the adoption of the Company's proposed stock option plan.

V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. There are 15,255,600 common shares issued and outstanding.

Only those common shareholders of record on October 21, 2002 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name and Municipality of Residence	Number of Shares	Percentage of Outstanding Shares
Roland J. Langset White Rock, B.C.	6,500,158	42.61%
Commonwealth Enterprise Fund (1) White Rock, B.C.	4,805,742	31.50%

(1) Commonwealth Enterprise Fund is a private investment club with approximately 48 members. Roland J. Langset and Donald Smith, both directors of the Company, are managers of such club.

Advice To Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public shareholders of the Company, as a substantial number of the public shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders should enter their own names in the blank space on the forms of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VI. ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at three. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE "FOR" THE ELECTION OF THE FOLLOWING PERSONS TO THE BOARD OF DIRECTORS UNLESS OTHERWISE DIRECTED. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, **THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, RESERVE THE RIGHT TO VOTE FOR ANY OTHER NOMINEE IN THEIR SOLE DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING ON THE ELECTION OF DIRECTORS.**

The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from said nominees, and sets forth the name and municipality of residence of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the year in which he was first elected a director, and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him.

Name, Municipality of Residence & Position with Company	Present Principal Occupation (1)	Previously a director	Shares Owned (2)
Roland J. Langset (3) White Rock, B.C. President and Director	President, Envirocoat Technologies Inc., June, 1993 to present	Since October 4, 1993	6,500,158 (4)
Donald Smith (3) Genelle, B.C. Director	Land Developer, Self-employed businessman	Since June 29, 1995	216,376 (4)
Aaron Langset (3) Langley, B.C. Director	Production Manager, Envirocoat Technologies Inc., 1994 to present	Since January 20, 1998	487,604

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of October 30, 2002.

(3) Member of Audit Committee

(4) Commonwealth Enterprise Fund is the beneficial owner of 4,805,742 common shares in the capital stock of the Company. See Item V. "Voting Shares and Principal Holders Thereof" for details. Roland Langset and Donald Smith are managers of Commonwealth Enterprise Fund and as such exercise control or direction over such shares.

The Company does not have an Executive Committee. Pursuant to the provisions of the *Company Act* (British Columbia) the Company is required to have an Audit Committee whose members are indicated above.

All of the above persons are ordinarily resident in Canada. Pursuant to section 111 of the *Company Act*, advance notice of the Meeting was published in The Vancouver Sun, on Wednesday, October 2, 2002.

VII. REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

Executive Compensation

Cash: During the fiscal year ended June 30, 2002 the aggregate remuneration paid to the Company's directors and senior officers or companies controlled by such directors and senior officers was $289,650 (2001 - $253,064).

The Company currently has two executive officers, being Roland J. Langset (President) and Leeann Payne (Secretary). The Statement of Executive Compensation required under Form 41 of the *Securities Act* (British Columbia) requires disclosure of compensation for each Chief Executive Officer and for each of the Corporation's four most highly compensated executive officers, other than the Chief Executive Officer for the three most recently completed financial years, provided that the disclosure is not required for an executive officer where total salary and bonus does not exceed $100,000.

Roland J. Langset is the "Named Executive Officer" of the Corporation for the purposes of the following disclosure:

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year Ended June 30	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Roland J. Langset President	2002	90,000[1,2]	70,370[3]	NIL	NIL	NIL	NIL	NIL
	2001	90,000 [1,2]	NIL	NIL	471,000	NIL	NIL	NIL
	2000	97,000 [1]	NIL	NIL	NIL	NIL	NIL	750,000 shares [4]

(1) This amount was paid to JL & Associates Ltd., a private management consulting company controlled by Roland Langset, and includes payments made to same by Envirocoat Technologies Inc. and ECI Envirocoatings (Canada) Inc., both private companies in which the Company holds a controlling interest.

(2) See also Item VIII "Interest of Management and Insiders in Material Transactions" for details of royalty payments made by Envirocoat Technologies Inc. to Mr. Langset during the fiscal years ended June 30, 2002 and June 30, 2001.

(3) This amount was paid to JL & Associates Ltd. in consideration for the additional time and management services provided by JL & Associates Ltd. in connection with the Company's expansion into the United States and internationally.

(4) During the fiscal year ended June 30, 2000 Roland J. Langset acquired a total of 750,000 additional performance shares of the Company at a price of $0.01 per share in consideration for, inter alia, Mr. Langset's efforts in reorganizing the Company's affairs. These shares are held in escrow by the Company's registrar and transfer agent, Computershare Trust Company of Canada, subject to the direction or determination of the TSX Venture Exchange.

Stock Options

The following table discloses the particulars of options or stock appreciation rights ("SARs") granted during the most recently completed financial year to the Named Executive Officer:

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Financial Year	Securities Under Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Roland Langset President	2002	NIL	N/A	N/A	N/A	N/A

The following table discloses the particulars of stock options exercised during the most recently completed financial year by the Named Executive Officer:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Financial Year	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Roland Langset President	2002	NIL	N/A	471,000/NIL	$682,950[1]

(1) As of the fiscal year ended June 30, 2002 the last closing price of the Company's shares was $1.75 per share.

Retirement Plans

The Company has no retirement plans, pension plans or other form of retirement compensation for its employees.

Employment Contracts and Termination of Employment

As of the date hereof, the Company has not entered into a formal management/employment agreement with the Named Executive Officer or with any of its other key employees and there are no specific compensatory plans or arrangements currently in place with such officer or other employees in the event of termination or a change in control of the Company. See "Executive Compensation - Cash" for details of the aggregate compensation paid to the Named Executive Officer by the Company and its subsidiaries during the fiscal year ended June 30, 2002.

Compensation of Directors

During the fiscal year ended June 30, 2002 Aaron Langset was paid the sum of $75,500 (2001 - $80,090) by way of salary and consulting fees in his capacity as production manager of Envirocoat Technologies Inc. Save as aforesaid and the reimbursement of out of pocket expenses, the directors of the Company received no remuneration in their capacities as such during the fiscal year ended June 30, 2002.

Indebtedness:

None of the current directors or senior officers of the Company, nor proposed nominees for election as directors of the Company nor associates or affiliates of such persons are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

VIII. INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

No director, senior officer, or other insider of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company other than as disclosed herein and as follows:

1. Envirocoat Technologies Inc. ("ETI"), is committed to pay royalties to Roland J. Langset, the President of the Company, as follows:

   (a) $0.37 per litre of all products manufactured and shipped from any and all primary manufacturing facilities owned in whole or in part by ETI or any and all production facilities under any type of agreement with ETI anywhere in the world;

   (b) 4.8% of total sales of all products and services from all factories or authorized regional outlets located in Canada or the United States of America; and

   (c) 9.55% of total billings calculated in U.S. dollars for all products passing through such entity as is set up as an international distributor including the U.S.A. and all other foreign countries.

During the fiscal year ended June 30, 2002 Mr. Langset received a total of $213,977 in royalties from ETI compared to $26,399 for the fiscal year ended June 30, 2001. While a large portion of this increase is attributable to the increased sales volumes generated by ETI during the period, a significant portion of the increase was due to the one time payment of outstanding royalties which were earned in previous fiscal years but not accounted for and paid until the current period due to past cash flow considerations. All royalty payments due to Mr. Langset up to June 30, 2002 have now been paid.

IX. REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the reappointment of Buckley Dodds, Chartered Accountants, of 1140 - 1185 West Georgia Street, Vancouver, B.C. V6E 4E6 as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors. Buckley Dodds, Chartered Accountants, were first appointed auditors of the Company with respect to the Company's fiscal year ended June 30, 1996.

X. MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company. See Item VII "Remuneration of Management and Executive Compensation" for details of the remuneration paid to the Named Executive Officer of the Company.

XI. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

In order to better attract and motivate the directors, officers, employees and consultants of the Company or any of its subsidiaries or companies in which it holds a controlling interest (collectively "Subsidiaries") or any other person or company engaged to provide ongoing management or consulting services to the Company or any of its Subsidiaries as contemplated under applicable securities legislation (collectively the "Optionees") and thereby to advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options the board of directors (the "Board") proposes to adopt a stock option plan which will authorize the Board to grant stock options to the Optionees (the "Plan").

The material terms of the Plan are as follows:

1. The number of shares subject to each option is determined by the Board, or if appointed, by a special committee of directors appointed from time to time by the Board of the Company, provided, at the time the options are granted, that:

   (a) the number of shares subject to option, in the aggregate, not exceed 10% of the Company's then issued shares;

   (b) no more than 5% of the issued shares of the Company may be granted to any one Optionee in any 12 month period;

   (c) no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period; and

   (d) no more than an aggregate of 2% of the issued shares of the Issuer may be granted to persons employed to provide "investor relations activities" in any 12 month period.

2. The exercise price of the options cannot be set at less than the greater of:

   (a) $0.10 per share; or

   (b) the last closing price of the Company's shares on the stock exchange on which the common shares of the Company are then listed before either the issuance of the news release or the filing of the price reservation form required to fix the exercise price of the options, less the maximum allowable discount from market as may be permitted under the policies of such exchange, if any.

3. The options may be exercisable for a period of up to 5 years.

4. The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time provided that options granted to consultants performing "investor relations activities" must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

5. Reasonable topping up of options granted to an individual will be permitted.

6. The option can only be exercised by the optionee and only so long as the optionee is a director, officer, employee or consultant of the Company, any of its Subsidiaries or a management company employee or within a period of not more than 90 days after ceasing to be a director, officer, employee, consultant or management company employee (30 days in the case of an employee or consultant engaged in "investor relation activities") to the extent that the optionee was entitled to exercise the option at the date of such cessation.

7. In the event of death of an optionee, the option previously granted to him shall be exercisable as to all or any of the common shares in respect of which such option has not previously been exercised at the date of the optionee's death (including in respect of the right to purchase common shares not otherwise vested at such time), by the legal representatives of the optionee at any time up to and including (but not after) a date one year following the date of death of the optionee or the expiry time of the option, whichever occurs first.

8. Options may provide that, in the event of the sale by the Company of all or substantially all of the property and assets of the Company or in the event of a take-over bid is made for the common shares of the Company, the optionees under such options shall be entitled, for a stated period of time thereafter, to exercise and acquire all common shares under their option, including in respect of common shares available under the option that are not otherwise vested at that time.

9. Disinterested shareholder approval for any reduction in the exercise price of a previously granted option shall be obtained prior to the exercise of such options if the Optionee is an "insider" of the Company at the time of the proposed reduction.

As of the date of this Information Circular the Company has granted options to purchase up to an aggregate of 787,000 shares of the Company to directors, officers, employees and consultants of the Company and its Subsidiaries. Under the Plan the Company proposes to reserve for granting options (including the previously granted options) to purchase shares up to a maximum of 10% of the issued shares of the Company, on a rolling basis, at the time of such granting. As of the date of this Information Circular there are 15,255,600 common shares outstanding of which 10% would be 1,525,560 shares.

The policies of the TSX Venture Exchange (the "TSX") require that where a stock option plan, together with all of the Company's other previously established or proposed stock option grants, could result at any time in the grant to "insiders", within a 12 month period, of a number of options exceeding 10% of the issued shares of the Company such plan must be approved by the "disinterested" shareholders of the Company prior to the Plan becoming effective.

For the purposes of the policies of the TSX "disinterested" shareholder approval requires the approval of a majority of votes cast at a shareholders' meeting excluding votes attaching to securities beneficially owned by insiders to whom shares may be issued pursuant to the stock option plan and their associates.

It is possible that options may be granted to insiders during the ensuing year which could result in the above threshold being met and therefore the Company will be seeking approval of the Plan by the "disinterested" shareholders of the Company at the Meeting. To management's knowledge, as of the date hereof, a total of 12,494,166 shares of the Company are held by insiders of the Company to whom options may be granted under the Plan or their associates which shares will not be eligible to be voted for the purposes of approving the Plan.

Accordingly, at the Meeting the "disinterested" shareholders of the Company will be asked to consider and, if though advisable, to pass the following resolutions. The management designees, if named as proxy, intend to vote in favour of the following resolutions:

"RESOLVED, as an ordinary resolution, THAT:

1. the stock option plan of the Company, in substantially the form attached as Appendix 1 to the Company's information circular dated October 30, 2002 (the "Plan") be and the same is hereby adopted and approved and that the directors of the Company be and are hereby authorized to take all such steps as are deemed necessary or advisable by the directors, to do all such further acts as are required to be done and make any further amendments or revisions to the Plan, without further shareholder approval, as may be required by the TSX Venture Exchange or any other stock exchange upon which the Company's shares may be listed for trading from time to time in order to cause the Plan to fully comply with the requirements of the TSX Venture Exchange or such other exchange and to fully carry out this resolution; and

2. the reservation under the Plan of up to a maximum of 10% of the issued shares of the Company, on a rolling basis, as at the time of granting of the stock option pursuant to the Plan be and the same is hereby approved."

The Plan is subject to receipt of all necessary regulatory or stock exchange approvals. To the extent any part or parts of the Plan are not approved by such regulatory authorities or stock exchanges, such part or parts that are not approved shall be removed from the Plan.

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

XII. CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Langley, British Columbia, this 30th day of October, 2002.

(signed) Roland J. Langset

Roland J. Langset
President

Schedule "A"

PRIMA DEVELOPMENTS LTD.

STOCK OPTION PLAN

1. Purpose

The purpose of the stock option plan (the "Plan") of Prima Developments Ltd., a company duly incorporated under the *Company Act* (British Columbia) (the "Company"), is to advance the interest of the Company or any of its subsidiaries or companies in which it holds a controlling interest (collectively "subsidiaries") by encouraging the directors, officers, employees and consultants (as defined in BC Instrument 45-507) of the Company or any of its subsidiaries or employees of a company providing management services to the Company to acquire shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company or any of its subsidiaries and furnishing them with additional incentive in their efforts on behalf of the Company or any of its subsidiaries in the conduct of their affairs.

2. Administration and Granting of Options

The Plan shall be administered by the Board of Directors of the Company, or if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Company (such committee, or if no such committee is appointed, the Board of Directors of the Company is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the Board of Directors.

The Committee may from time to time designate directors, officers, employees and consultants of the Company or any of its subsidiaries or employees of a company providing management services to the Company (together the "Participants") to whom options to purchase common shares of the Company may be granted and the number of common shares to be optioned to each, provided that the total number of common shares to be optioned shall not exceed the number provided in clauses 3 and 4 hereof. Notwithstanding any other provision to the contrary, any option agreement granted to an employee or consultant of the Company or any of its subsidiaries or an employee of a company providing management services to the Company shall contain a representation by the Company that such employee, consultant or management company employee is a bona fide employee or consultant of the Company or any of its subsidiaries or a company providing management services to the Company, as the case may be.

3. Shares Subject to Plan

Subject to adjustment as provided in section 16 hereof, the shares to be offered under the Plan shall consist of shares of the Company's authorized but unissued common shares. The aggregate number of shares to be delivered upon the exercise of all options granted under the Plan (the "Options") shall not exceed 10% of the issued and outstanding shares of the Company, on a rolling basis, as at the time of granting of the Option. If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.

4. Number of Optioned Shares

The number of shares subject to an Option to a Participant shall be determined by the Committee, but no Participant shall be granted, in any 12 month period, Options which exceed five (5%) per cent of the issued shares of the Company at the time the Options are granted. Furthermore, the aggregate number of Options which may be granted to any one consultant of Company or any of its subsidiaries in any 12 month period shall not exceed two (2%) per cent of the issued shares of the Company at the time the Options are granted. Finally, notwithstanding any other provision to the contrary, the aggregate number of Options which may be granted to persons engaged in "investor relations activities" on behalf of the Company or any of its subsidiaries in any 12 month period shall not exceed two (2%) per cent of the issued shares of the Company at the time the Options are granted, unless otherwise permitted by any stock exchange on which the common shares of the Company are then listed or other regulatory body having jurisdiction.

5. Vesting

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, provided that Options granted to consultants performing "investor relations activities" must, at a minimum, vest in stages over a period of not less than 12 months with no more than ¼ of the Options vesting in any three month period.

6. Maintenance of Sufficient Capital

The Company shall at all times during the term of this Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

7. Participation

The Committee shall determine to whom Options shall be granted, the terms and provisions of the respective Option agreements, the time or times at which such Options shall be granted, and the number of shares to be subject to each Option. An individual who has been granted an Option may, if he is otherwise eligible, and if permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, be granted an additional Option or Options if the Committee shall so determine. Notwithstanding the foregoing, if the Company is a "Tier 2" company (as hereinafter defined) no Participant shall be entitled to receive Options which exceed, in the aggregate, more than five (5%) percent of the then issued and outstanding shares of the Company in any 12 month period.

8. Exercise Price

The exercise price of the shares covered by each Option shall be determined by the Committee. The exercise price shall be not less than the greater of:

(a) $0.10 per share; or

(b) the last closing price of the Company's shares on the stock exchange on which such shares are then listed before either the issuance of the news release or the filing of the price reservation form required to fix the exercise price of the Option, less the maximum allowable discount from such closing price as may be permitted under the policies of such stock exchange.

9. Duration of Option

Each Option and all rights thereunder shall be expressed to expire on the date set out in the Option agreements and shall be subject to earlier termination as provided in paragraphs 11, 12 and 13.

10. Option Period, Consideration and Payment

(a) The Option period shall be a period of time fixed by the Committee, not to exceed 5 years if the Company is a "Tier 2" company and 10 years if the Company is a "Tier 1" company (as such terms are defined under the policies of the TSX Venture Exchange), provided that the Option period shall be reduced with respect to any Option as provided in sections 11, 12 and 13 covering cessation as a director, officer, employee or consultant of the Company or any of its subsidiaries or as an employee of a company providing management services to the Company, death of the Participant or change of control of the Company.

(b) Except as set forth in sections 11, 12 and 13, no Option may be exercised unless the Participant is at the time of such exercise a director, officer, employee or consultant of the Company or any of its subsidiaries or an employee of a company providing management services to the Company.

(c) The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such shares with respect to which the Option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an Option under this Plan, unless and until the certificates for such shares are issued to such persons under the terms of the Plan.

11. Ceasing To Be a Director, Officer, Employee or Consultant

If a Participant shall cease to be a director, officer, employee or consultant of the Company or any of its subsidiaries or an employee of a company providing management services to the Company for any reason other than death of the Participant, the Option granted to the Participant may be exercised by the Participant, only within 90 days next succeeding the Participant's ceasing to be a director, officer, employee, consultant or management company employee, to the extent that the Participant was entitled to exercise it at the date of such cessation. Notwithstanding the foregoing or any other provision to the contrary herein, an Option granted to a person who is engaged in "investor relations activities" must expire within 30 days after such person ceases to be employed to provide "investor relations activities".

Nothing contained in the Plan nor in any Option granted pursuant to the Plan shall confer upon any Participant any right with respect to continuance as a director, officer, employee or consultant of the Company or any of its subsidiaries.

12. Death of Participant

In the event of death of a Participant, the Option previously granted to him shall be exercisable as to all or any of the common shares in respect of which such Option has not previously been exercised at the date of the Participant's death (including in respect of the right to purchase common shares not otherwise vested at such time), by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or the laws of descent and distribution at any time up to and including (but not after) a date 12 months following the death of the Participant or the expiry time of the Option, whichever occurs first.

13. Change of Control

(a) Options may provide that, in the event of the sale by the Company of all or substantially all of the property and assets of the Company as an entirety prior to the expiry time of an Option, such Option may be exercised, as to all or any of the common shares in respect of which such Option has not previously been exercised (including in respect of a right to purchase common shares not otherwise vested at such time), by the Participant at any time up to and including (but not after) a date thirty (30) days following the date of the completion of such sale or prior to the expiry time of such Option, whichever is earlier.

(b) Options may provide that, in the event the Company's common shareholders receive a "take-over" bid as defined in the *Securities Act* (British Columbia), as amended from time to time, or any successor legislation thereto, pursuant to which the "offeror" as a result of such take-over bid, if successful, would beneficially own in excess of 50% of the outstanding common shares of the Company (a "Successful Bid"), such Option may be exercised, as to all or any of the common shares in respect of which such Option has not previously been exercised (including in respect of common shares not otherwise vested at such time), by the Participant (the "Acceleration Right"). The Acceleration Right shall commence on the date of the take-over bid and end on the 10th day following the expiry date of the Successful Bid. Notwithstanding the foregoing, the Acceleration Right may be extended for such longer period as the Board of Directors may resolve.

14. Rights of Optionee

No person entitled to exercise an Option shall have any of the rights or privileges of a shareholder of the Company in respect of any shares issuable upon exercise of such Option until certificates representing such shares shall have been issued and delivered.

15. Proceeds from Sale of Shares

The proceeds from sale of shares issued upon the exercise of Options shall be added to the general funds of the Company and shall thereafter be used from time to time for such corporate purposes as the Committee may determine and direct.

16. Adjustments

Appropriate adjustments in the number of common shares optioned and in the option price per share, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of common shares of the Company resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassification of the common shares of the Company, the payment of stock dividends by the Company or other relevant changes in the capital of the Company.

17. Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein. During the lifetime of a Participant any benefits, rights and Options may only be exercised by the Participant.

18. Amendment and Termination of Plan

The Committee may, at any time, suspend or terminate the Plan. The board may also at any time amend or revise the terms of the Plan, PROVIDED that no such amendment or revision shall alter the terms of any Options theretofore granted under the Plan.

19. Necessary Approvals

The ability of the Options to be exercised and the obligation of the Company to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from the shareholders of the Company (disinterested or otherwise), any regulatory authority or stock exchange having jurisdiction over the securities of the Company. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Company to issue such shares shall terminate and any Option exercise price paid to the Company will be returned to the Participant. For greater certainty, any proposed reduction in the exercise price of a previously granted Option shall be subject to the approval of the "disinterested shareholders" of the Company (as such term is contemplated under the policies of the TSX Venture Exchange) if the Participant is an "insider" of the Company as defined under the *Securities Act* (British Columbia) at the time of the proposed reduction.

20. Prior Plans

The Plan shall entirely replace and supersede prior share options plans, if any, enacted by the Board of Directors of the Company or its predecessor corporations.

21. Effective Date of Plan

The Plan has been adopted by the Committee subject to the approval of any stock exchange on which the shares of the Company are listed or other regulatory body having jurisdiction and, if so approved, the Plan shall become effective upon such approvals being obtained.

IN WITNESS WHEREOF the Company has caused its corporate seal to be affixed hereto in the presence of its officers duly authorized in that behalf as of the 30th day of October, 2002.

PRIMA DEVELOPMENTS LTD.

Per:

(signed) *Roland J. Langset*

Authorized Signatory

(signed) *Aaron Langset*

Authorized Signatory

PRIMA DEVELOPMENTS LTD.

PROXY

FOR THE ANNUAL GENERAL MEETING
TO BE HELD NOVEMBER 29, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

The undersigned, being a shareholder of Prima Developments Ltd. (the "Company"), hereby appoints Roland J. Langset, President and a director of the Company, or failing him, Aaron Langset, a director of the Company, or, alternatively, ______________________________, as proxyholder, to attend the Annual General Meeting of the Company to be held on November 29, 2002 and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below as follows:

(a) Appointment of Buckley Dodds, Chartered Accountants, as auditor and authorizing the directors to fix the remuneration to be paid to the auditor.

VOTE FOR _____ WITHHOLD VOTE ______

(b) Fixing the number of directors for the ensuing year at three.

IN FAVOUR ____ AGAINST ______

(c) Election of the Board of Directors as follows:

Roland J. Langset	VOTE FOR __	WITHHOLD VOTE __
Donald Smith	VOTE FOR __	WITHHOLD VOTE __
Aaron Langset	VOTE FOR __	WITHHOLD VOTE __

(d) Adopting and approving the Company's proposed stock option plan in substantially the form attached as Schedule "A" to the Company's information circular dated October 30, 2002.

IN FAVOUR ____ AGAINST ____

(e) With respect to the transaction of such other business as may properly come before the Meeting, as the proxyholder, in his sole discretion, may see fit.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.

DATED this _____ day of ______________, 2002.

____________________________ ____________________________

NAME (Please Print) SIGNATURE

____

Number of Shares Represented
by This Proxy

NOTES

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY POLL REQUESTED BY A SHAREHOLDER OR PROXYHOLDER (PROVIDED THE INSTRUCTIONS ARE CERTAIN) OR REQUIRED BY VIRTUE OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY BEING REPRESENTED BY PROXIES AT THE MEETING THAT ARE TO BE VOTED AGAINST A MATTER. IF THE SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS ABOVE BY MARKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE. **IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.** IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

2. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

3. This Proxy will not be valid unless it is dated and signed by the shareholder, by his attorney authorized in writing or by the intermediary. In the case of a corporation, this Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours (excluding Saturdays and holidays) before the time of the Meeting or adjournment thereof or deposited with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

5. This Proxy is solicited on behalf of the management of the Company.

Your name and address are shown as registered - please notify Computershare Trust Company of Canada of any change in your address.

TAB 3

PRIMA DEVELOPMENTS LTD.

INFORMATION DISTRIBUTED TO THE SHAREHOLDERS
(required to be distributed upon calling
of a general meeting of shareholders, etc.)

1.	June 30, 2000	Form 61 Quarterly Report Schedule A- Consolidated Financial Statements (audited)
2.	June 30, 2000	Form 61 Quarterly Report (amended and restated) Schedule B – Supplementary Information Schedule C – Management Discussion
3.	September 30, 2000	Form 61 Quarterly Report Schedule A- Consolidated Financial Statements (unaudited)
4.	September 30, 2000	Form 61 Quarterly Report (amended and restated) Schedule B – Supplementary Information Schedule C – Management Discussion
5.	December 31, 2000	Form 51-901F Quarterly Report Schedule A- Consolidated Financial Statements (unaudited)
6.	December 31, 2000	Form 51-901F Quarterly Report (amended and restated) Schedule B – Supplementary Information Schedule C – Management Discussion
7.	March 31, 2001	Form 51-901F Quarterly Report Schedule A- Consolidated Financial Statements (unaudited)
8.	March 31, 2001	Form 51-901F Quarterly Report (amended and restated) Schedule B – Supplementary Information Schedule C – Management Discussion
9.	June 30, 2001	Form 51-901F Quarterly Report Schedule A- Consolidated Financial Statements (audited)
10.	June 30, 2001	Form 51-901F Quarterly Report Schedule B – Supplementary Information Schedule C – Management Discussion

11.	September 30, 2001	Form 61 Quarterly Report Schedule A- Consolidated Financial Statements (unaudited)
12.	September 30, 2001	Form 61 Quarterly Report Schedule B – Supplementary Information Schedule C – Management Discussion
13.	December 31, 2001	Form 61 Quarterly Report Schedule A- Consolidated Financial Statements (unaudited)
14.	December 31, 2001	Form 61 Quarterly Report Schedule B – Supplementary Information Schedule C – Management Discussion
15.	March 31, 2002	Form 51-901F Quarterly Report Schedule A- Consolidated Financial Statements (unaudited)
16.	March 31, 2002	Form 51-901F Quarterly Report Schedule B – Supplementary Information Schedule C – Management Discussion
17.	November 10, 2000	Notice of Annual General Meeting, Information Circular and Proxy
18.	November 8, 2001	Notice of Annual General Meeting, Information Circular and Proxy

02 NOV 21 AM 11:25

FORM 61

QUARTERLY REPORT

INCORPORATED AS PART OF: ___X___ SCHEDULE A

________ SCHEDULE B & C

(Place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER PRIMA DEVELOPMENTS LTD

ISSUER'S ADDRESS 200 – 20351 DUNCAN WAY
LANGLEY, B.C. V3A 7N3

ISSUER TELEPHONE NUMBER (604) 532-5311
ISSUER FAX NUMBER (604) 532-5377

CONTACT PERSON ROLAND LANGSET

CONTACT POSITION PRESIDENT

CONTACT TELEPHONE NUMBER (604) 532-5311

FOR QUARTER ENDED JUNE 30, 2000

DATE OF REPORT SEPTEMBER 8, 2000

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"ROLAND LANGSET" 00/11/15
NAME OF DIRECTOR **DATE SIGNED(YY/MM/DD)**

"AARON LANGSET" 00/11/15
NAME OF DIRECTOR **DATE SIGNED (YY/MM/DD)**

(Signatures for this form should be entered in TYPED form)

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2000

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINA NCIAL STATEMENTS

INDEX

AUDITORS' REPORT

To The Shareholders of Prima Developments Ltd:

We have audited the consolidated balance sheet Prima Developments Ltd. as at June 30, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audi t to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessi ng the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the finan cial position of the Company as at June 30, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.

Vancouver, BC
September 8, 2000

"Buckley Dodds"
Chartered Accountants

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED BALANCE SHEET

AS AT JUNE 30, 2000

ASSETS

	2000	1999
CURRENT		
Cash	$ 38,086	$ 137,437
Barter trade currency (Note 4)	12,160	-
Accounts receivable	23,583	50,310
GST receivable	-	4,921
Inventory	44,699	21,929
Prepaid expenses	2,412	2,412
	120,940	217,009
DUE FROM AFFILIATES (Note 5)	229	27,200
CAPITAL ASSETS (Schedule 1)	39,287	55,378
PATENTS & FORMULAS, net of amortization	8,671	10,553
	$ 169,127	$ 310,140
LIABILITIES		
CURRENT		
GST Payable	$ 4,681	$ -
Payables and accruals	73,480	133,323
Current portion of promissory notes (Note 8)	27,696	16,320
Due to related parties (Note 6)	40,088	42,565
	145,945	192,208
DUE TO AFFILIATE (Note 7)	10,623	256,582
PROMISSORY NOTES (Note 8)	2,358	20,880
	158,926	469,670
MINORITY INTEREST (Note 16)	101,142	44,169
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL (Note 9)	5,180,433	4,657,497
DEFICIT	(5,271,374)	(4,861,196)
	(90,941)	(203,699)
APPROVED BY DIRECTORS	$ 169,127	$ 310,140

"Roland Langset" Director

"Aaron Langset" Director

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE YEAR ENDED JUNE 30, 2000

	2000	1999
DEFICIT, beginning of year	$ 4,861,196	$ 4,411,721
NET LOSS FOR THE YEAR	410,178	449,475
DEFICIT, end of year	$ 5,271,374	$ 4,861,196

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2000

	2000	1999
SALES	$ 360,067	$ 399,100
COST OF SALES (Schedule 2)	130,817	221,534
GROSS PROFIT	229,250	177,566
EXPENSES		
Consulting fees (Schedule 2)	171,213	254,185
Salaries	158,520	144,952
Management fees	97,000	83,200
Rent	84,785	73,532
Professional fees	67,960	76,034
Office	55,272	47,297
Royalties and referral fees	52,413	59,784
Advertising and promotion	41,775	40,863
Auto and travel	39,414	33,809
Telephone and utilities	26,523	37,216
Bank charges and interest	18,234	11,059
Amortization	17,845	20,135
Filing and transfer fees	14,533	9,185
Commission	11,720	-
Director fees	4,050	1,500
Insurance	2,958	2,909
Administrative fees	2,934	8,464
Subcontractors	2,892	-
Research and development	2,650	-
License and dues	2,045	8,579
Repairs and maintenance	1,257	4,981
Revenue participation fees	1,353	3,044
Bad debts	56	10,891
	877,402	931,619
LOSS FROM OPERATIONS	(648,152)	(754,053)
OTHER INCOME/ EXPENSES	(6,441)	4,422
	(654,593)	(749,631)
MINORITY INTEREST	244,415	300,156
NET LOSS FOR THE YEAR	$ (410,178)	$ (449,475)
LOSS PER SHARE	$ (0.06)	$ (0.15)

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD.

CONSOLIDATE D STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2000

	2000	1999
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net loss for the year	$ (410,178)	$ (449,475)
Items not involving cash		
Amortization	17,845	20,135
	(392,333)	(429,340)
Changes in non-cash working capital items		
Accounts receivable	26,727	(33,256)
GST receivable/payable	9,602	12,118
Inventory	(22,770)	1,177
Payables and accruals	(59,843)	38,774
Barter trade currency	(12,160)	-
	(450,777)	(410,527)
FINANCING ACTIVITIES		
Promissory note	(7,146)	35,200
Minority interest	56,973	(18,164)
Issuance of common shares	522,936	165,754
Due to related parties	(2,477)	(130)
	570,286	182,660
INVESTING ACT IVITIES		
Advance to an affiliate	(218,988)	284,575
Purchase of capital assets	128	(23,655)
	(218,860)	260,920
INCREASE (DECREASE) IN CASH	(99,351)	33,053
CASH , beginning of year	137,437	104,384
CASH, end of year	$ 38,086	$ 137,437

See accompanying notes to the audited financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2000

NOTE 1 BUSINESS DESCRIPTION

The Company is listed on the Canadian Venture Exchange and has a controlling interest in two companies. One company, Envirocoat Technologies Inc. (ETI) manufactures a proprietory ceramic based coating system design ed to provide a full bodied waterproof protective shield or membrane over any exposed surface which reflects sunlight and seals out rain, ice, snow, or moisture. The second company, ECI Envirocoatings (Langley) Inc. (ECI) is the Canadian distributor of the product.

NOTE 2 GOING CONCERN CONSIDERATION

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than normal course of business and at amounts different from those in the accompanying financial statements.

Because of the operating losses of the past years, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operation.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of Prima Developments Ltd. (the "Company" or "Prima") and its 49.7% owned subsidiaries, Envirocoat Technologies Inc. ("ETI") and ECI Envirocoatings (Langley) Inc. ("ECI") (Note 12 a). All significant intercompany accounts and transactions have been eliminated in consolidation.

a) Inventory

Inventory is valued at the lower of cost and net realizable value.

b) Capital Assets

Capital assets are recorded at cost and are amortized in the following manner:

Computer	30% Declining Balance
Office Furniture	20% Declining Balance
Manufacturing Equipment	20% Declining Balance
Automobile	30% Declining Balance
Leasehold Improvements	3 years Straight Line

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In the year of acquisition, amortization is calculated at one -half of the above -noted rates.

c) Loss Per Share

Loss per share has been computed based on the weighted average number of common shares outstanding.

d) Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principl es requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expens es during the reported period. Actual results could differ from those estimates.

NOTE 4 BARTER TRADE CURRENCY

Barter trade currency consists of barter trade dollars held on a North American barter trade exchange which consists of a membership who pur chases or sells goods or services using an alternate currency. Each unit of barter trade currency is equal in value to the Canadian dollar. The barter trade currency held is restricted in that it may only be used to purchase goods or services from other members of that exchange.

NOTE 5 DUE FROM AFFILIATES

These amounts are payable on demand from companies which hold a non -controlling interest in ETI. These amounts are non -interest bearing.

NOTE 6 DUE TO RELATED PARTIES

Due to related parties re present amounts payable to directors and are without interest and specific terms of repayment.

NOTE 7 DUE TO AN AFFILIATE

This amount is due to an affiliated company controlled by a group of shareholders of the Company. This amount does not carry any interest nor have any specific terms of repayment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2000

NOTE 8 PROMISSORY NOTES

Promissory notes represent a series of notes bearing interest at 10% annu ally. These notes are repaid monthly and have various end dates.

	2000	1999
Promissory notes	$ 30,054	$ 37,200
Less: Current portion	(27,696)	(16,320)
	$ 2,358	$ 20,880

NOTE 9 SHARE CAPITAL

a) Share capital is represented by the following:

Authorized: 100,000,000 Common Shares, no par value

Issued for:

	2000 NUMBER OF SHARES	2000 VALUE	1999 NUMBER OF SHARES	1999 VALUE
Balance, Beginning of Year	3,951,286	$ 4,657,497	2,846,260	$ 4,491,743
Issued for Performance	750,000	7,500	-	-
Issued for cash Private Placement	4,724,644	515,436	1,105,026	165,754
Balance, end of year	9,425,930	$ 5,180,433	3,951,286	$ 4,657,497

At June 30, 2000 a total of 5,829,670 common shares are subject to various hold restrictions expiring between June 18, 2000 and July 27, 2000 (as to 1,535,000 shares) and between October 2, 2000 to February 2, 2001 (as to 4,294,670 shares).

NOTE 9 SHARE CAPITAL (Continued)

b) Escrow shares

In the 2000 fiscal year the company issued a total of 750,000 performance shares to its President and Director in consideration for reorganizing efforts. Under the terms of the escrow agreement, release from escrow shall be made on the basis of cash flow from operations in accordance with the rules and policies of the regulatory authorities. Any shares not released from escrow within 10 years (March 17, 2010) shall be cancelled.

c) Warrants

On the issues of shares pursuant to private p lacements in 1999 and 2000, 5,829,670 warrants to purchase up to 5,829,670 common shares of the company are as follows:

Number of Warrants	Excrise Price	Expiry Date
1,535,000	$ 0.15 - $0.18	September 20, 2001
4,294,670	$ 0.14	March 27, 2002

d) Stock Options

At June 30, 2000 the company has issued 787,000 stock options to certain directors, officers and employes to purchase up to 787,000 common shares at $0.30 per share. The options expire April 12, 2005.

Subject to regulatory approval, holders of 299,200 preferred shares of ECI Envirocoatings (Langley) Inc. have been granted the right to exchange their preferred shares in ECI for common shares of the company calculated on the basis of the market price at th e time of the exchange less a discount of 15% subject to a minimium price of $0.15 per share.

NOTE 10 RELATED PARTY TRANSACTIONS

a) During the year, $97,000 (1999 - $85,100) was paid a director or to companies controlled by a director for management f ees, administration and consultation services.

b) During the year, $80,913 (1999 -$30,000) was paid or payable to a director of the Company for royalties as described in Note 15 (b).

NOTE 10 RELATED PARTY TRANSACTIONS (Continued)

c) During the year, $3,250 (1999 -$1,500) was paid to directors of the Company as director fees.

d) During the year, $120,800 (1999 -$55,926) of salaries and consulting fees were paid to certain directors and officers of the Company.

NOTE 11 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities consist of cash, accounts receivable, GST payable, payables and accruals and due to related parti es, the terms and conditions of which have been described in the notes.

Price Risk Management

Currency Risks

The Company sells its products internationally, giving rise to exposure to currency risks from changes in foreign exchange rates. Since the Co mpany does not have any significant international trading, it does not use derivative financial instruments or borrow a portion of its funds in U.S. dollars to reduce foreign currency risks.

Credit Risk Management

Credit risk arises from the potential th at a debtor will fail to perform its obligations. The Company is subject to credit risk through its accounts receivables. The company does not have any formal credit policy to reduce this risk. The company does not have a significant exposure to any indi vidual customer. Therefore, the concentration of credit risk is not considered to be significant.

The Company is also subject to credit risk through its cash. However, the cash is placed in a well - capitalized, high quality financial institution. Accord ingly, concentration of credit risk is considered to be minimal.

Interest Rate Risk

Interest rate risk is the risk to the Company's earnings that would arise from fluctuations in interest rates and would depend on the volatility of these rates. The Comp any's borrowings from external parties are minimal and are done at a fixed interest rate; accordingly, its interest rate risk is not considered to be significant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2000

NOTE 12 SIGNIFICANT EVENTS

a) Effective June 4, 1998, and pursuant to the terms of the conversion agreement dated November 20, 1996 with "ETI", "Prima" acquired 2,436,031 newly issued shares of "ETI" representing 51% of all the issued shar es. The consideration consisted of $25,700 which had been a loan to "ETI".

Since the transaction was between related parties and it resulted in "Prima" owning 51% of "ETI's" common shares, this business combination has been accounted for as an acquisitio n of the assets and liabilities of "ETI" by "Prima" (purchase method). "ETI" manufactures coatings as described in Note 1. Subsequent to the business combination between Prima and ETI, common shares were issued from treasury by ETI which has reduced Prim a's ownership interest in ETI to 49.7%. As Prima continues to control ETI, the business combination continues to be accounted for as a consolidation with Prima as the parent company.

Application of purchase method accounting for the business combination:

(i) All "ETI's" and its subsidiary's assets and liabilities are included in the consolidated financial statements at their fair market values at the effective date of the transaction.

(ii) For purposes of this transaction, the deemed consideration paid by " Prima" for 2,436,031 common shares of "ETI" is $25,700.

Cash	$ 208
Accounts receivable	18,203
GST receivable	15,190
Inventory	22,000
Prepaid expenses	2,412
Due from an afiliate	57,293
Capital Assets	40,862
Patents and Formulas	13,259
Accounts payable	(67,765)
Due to related parties	(27,426)
	74,236
Less: minority interest	(48,536)
	$ 25,700

NOTE 13 INCOME TAXES

The Company has losses carried forward for income tax purposes fo r deduction against future years' taxable income. The losses carried forward expire in the fiscal years ending as follows:

	"ECI"	"ETI"	"Prima"
2001	$ -	$ 33,814	$ 105,188
2002	-	205,608	97,362
2003	-	75,000	-
2004	-	217,000	96,488
2005	-	428,000	122,411
2006	135,368	392,718	161,604
2007	237,687	1,469,030	378,454
	$ 373,055	$2,821,170	$ 961,507

NOTE 14 COMMITMENTS

a) The Company is party to certain premises leases for a total of $113,640 that require payments of $40,473 in 2001.

b) "ETI" is com mitted to pay Royalties to a director as follows:

1) $0.37 per litre of all products manufactured and shipped from any and all primary manufacturing facilities owned in whole or in part by "ETI" or any and all production facilities under any type of agree ment with "ETI" anywhere in the world;

2) 4.8% of total sales of all products and services from all factories or authorized regional outlets located in Canada or the United States of America;

3) 9.5% of total billings calculated in U.S. funds for all pro ducts passing through such entity as is set up as an international distributor including the United States of America and all other foreign countries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2000

NOTE 15 UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date -sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

NOTE 16 MINORITY INTEREST

The minority interest in the equity of ETI and E CI for the year ended June 30, 2000 has been recognized to the extent it exceeds the value of the non -controlling interest's preferred shares. Subsequent earnings will be allocated entirely to the non -controlling interest until the value of these preferre d shares is restored.

NOTE 17 CONTINGENT LIABILITY

In 1993 the Company's then wholly -owned U.S. subsidiary Paladin Fuel Technology, Inc. received a notice of violation from the Kentucky Department of Enviromental Protection in respect of the disposal of waste products and coal slurry onto certain lands owned by the U.S. Subsidiary in Shelby County, Kentucky. In 1995 the Commonwealth of Kentucky commenced an action against the U.S. Subsidiary in respect of unpaid property taxes on the Lands. The Company understands that the U.S. Subsidiary has been subsequently dissolved by the Secretary of the State of Delaware for failure to pay its annual taxes. None of the Company's current directors or officers were involved with the previous activities of Paladi n, however, it is current management's understanding that Paladin was transferred to a third party prior to its being dissolved and accordingly the Company takes the postion that it is not responsible for any debts or liabilities of the U.S. Subsidiary. There is a risk, however, that a court could hold otherwise in which event it is management's understanding that the current value of the Lands is in excess of the estimated costs of reclamation and any outstanding property taxes.

PRIMA DEVELOPME NTS LTD. SCHEDULE 1

CONSOLIDATED CAPITAL ASSETS AND ACCUMULATED AMORTIZATION

JUNE 30, 2000

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	AMORTIZATION
COMPUTER				
Opening Balance	$ 8,503	$ 4,743	$ 3, 760	$
Provision	-	1,235	(1,235)	1,235
	8,503	5,978	2,525	
OFFICE FURNITURE AND EQUIPMENT				
Opening Balance	29,472	10,835	18,637	
Provision	-	3,195	(3,195)	3,195
	29,472	14,030	15,442	
AUTOMOBILE				
Opening Balance	7,540	2,262	5,278	
Provision	-	1,128	(1,128)	1,128
	7,540	3,390	4,150	
LEASEHOLDS				
Opening Balance	13,601	6,875	6,726	
Provision	-	4,919	(4,919)	4,919
Closing Balance	13,601	11,794	1,807	
MANUFACTURING EQUIPMENT				
Opening Balance	67,825	48,366	19,459	
Provision	-	4,096	(4,096)	4,096
Closing Balance	67,825	52,462	15,363	
TOTAL TO JUNE 30, 2000	$ 126,941	$ 87,654	$ 39,287	$ 14,573

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD. SCHEDULE 2

COST OF GOODS SOLD AND CONSULTING FEES

JUNE 30, 2000

COST OF SALES CONSISTS OF THE FOLLOWING:

	2000	1999
Purchases	$ 124,582	$ 151,688
Subcontracts	-	64,541
Freight	6,235	5,305
	$ 130,817	$ 221,534

CONSULTING FEES CONSIST OF THE FOLLOWING:

	2000	1999
Sales and marketing	$ 111,523	$ 189,793
Computer consulting	36,750	40,913
Project consulting	14,000	12,172
Business consulting	3,000	11,307
Investment fees	2,150	-
Casual labour	3,790	-
	$ 171,213	$ 254,185

See accompanying notes to the audited financial statements.

02 NOV AMENDED & RESTATED
AM 11:25

FORM 61

QUARTERLY REPORT

Incorporated as part of: ______ **Schedule A**
__X__ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: PRIMA DEVELOPMENTS LTD.

ISSUER'S ADDRESS: 200 - 20351 Duncan Way
Langley, B.C.
V3A 7N3

ISSUER TELEPHONE NUMBER: (604) 532 - 5311
ISSUER FAX NUMBER: (604) 532 - 5377

CONTACT PERSON: ROLAND LANGSET

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER: (604) 532 - 5311

FOR QUARTER ENDED: June 30, 2000

DATE OF REPORT: October 31, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

(signed) *ROLAND LANGSET* — 2001/10/31
NAME OF DIRECTOR — DATE SIGNED (YY/MM/DD)

(signed) *AARON LANGSET* — 2001/10/31
NAME OF DIRECTOR — DATE SIGNED (YY/MM/DD)

AMENDED & RESTATED

PRIMA DEVELOPMENTS LTD.

Schedule "B" - Supplementary Information

JUNE 30, 2000

1. (a) **Breakdown of Cost of Sales and General and Administrative Expenses:**

(i) Cost of Sales - For the fiscal year ended:

	June 30, 2000	June 30, 1999
Purchases	124,582	151,688
Subcontracts	-	64,541
Freight	6,235	5,305
TOTAL	130,817	221,534

(ii) General and Administrative Expenses:

See audited financial statements as at June 30, 2000 attached as Schedule "A".

(b) **Aggregate Expenditures to parties not at arm's length to the Company:**

During the fiscal year ended June 30, 2000 a total of $221,050 (1999 -$142,526) was paid to parties not at arm's length to the Company in respect of management and consulting fees and salaries. An additional $80,913 (1999 - $30,000) was paid to a director of the Company by way of royalties during the last fiscal year. See Note 10 of the audited financial statements as at June 30, 2000 attached as Schedule "A".

2. (a) No shares of the Company were issued during the fiscal quarter ended June 30, 2000.

(b) During the fiscal quarter ended June 30, 2000 the Company granted incentive stock options to its directors, officers and employees to purchase up to an aggregate of 787,000 common shares at an exercise price of $0.30 per share exercisable on or before April 12, 2005.

AMENDED & RESTATED

3. As at June 30, 2000:

(a) the share capital of the Company consisted of the following:

Authorized

100,000,000 common shares without par value;

Issued and Outstanding

9,425,930 common shares

(b) the following share purchase warrants were outstanding:

Number of Options/Warrants	Exercise Price/Share	Expiry Date
1,535,000 Warrants	0.18	September 20, 2001
4,294,670 Warrants	0.14	March 27, 2002
787,000 Options	0.30	April 12, 2005

Save as aforesaid there were no options or convertible securities outstanding.

(c) there were 750,000 common shares held in escrow.

Save as aforesaid there were no shares subject to a pooling agreement.

(d) the following individuals were directors of the Company:

Roland L. Langset
Donald Smith
Aaron Langset

AMENDED & RESTATED

SCHEDULE C: MANAGEMENT DISCUSSION

PRIMA DEVELOPMENTS LTD.

QUARTERLY REPORT FOR THE FISCAL YEAR ENDED JUNE 30, 2000,

THREE MONTH PERIOD ENDING SEPTEMBER 30, 2000,

SIX MONTH PERIOD ENDING DECEMBER 31, 2000,

AND NINE MONTH PERIOD ENDING MARCH 31, 2001

During the fiscal year ended June 30, 2000 the Company completed a "reorganization" of its affairs under the policies of the Canadian Venture Exchange and was removed from "inactive" status.

The Company currently holds a 49.7% ownership interest in Envirocoat Technologies Inc. ("Envirocoat"), a private company which holds proprietary rights to the Ceramic InsulCoat R:E Permanent Coatings System, a ceramic-based coating system designed to provide a full-bodied weatherproof protective shield or membrane over any exposed surface which refracts sunlight and seals out rain, ice, snow or moisture and adding a thermal barrier to any wall system thus lowering energy consumption. These products are distributed in Canada by ECI Envirocoatings (Langley) Inc., a subsidiary of Envirocoat.

Activity

Gross sales by Envirocoat for the fiscal year ended **June 30, 2000** were $360,067 (1999 - $399,100) resulting in a gross profit of $229,250 (1999 - $177,566). Net loss for such period after deducting general and administrative expenses but before minority interest was $654,152 (1999 - $749,631) and $410,178 (1999 - $449,475) after adjusting for the minority interest.

The decrease of sales over the last year shows the change in direction of the company from a wholesale-to-applicators basis to wholesale-to-distributors. While the first result is a decrease in sales, the overall potential of the new direction is much greater. The Cost of Sales of the Previous year (56%) was significantly improved upon (36%) with the shift from contract work to production.

Consulting fees ($171,213) represented payment predominantly to marketing and strategy management. Wages ($158,520) were paid to a permanent full time staff of eight by year-end, with part time sales staff used occasionally.

Management services for the Company were provided by Roland Langset, the President of the Company. During the fiscal year period ended June 30, 2000 an aggregate of $97,000

was paid to Mr. Langset (1999 - $85,100) by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

On March 27, 2000 the Company completed a private placement of 4,294,670 units at a price of $0.105 per unit for gross proceeds of $450,940, each unit consisting of one common share and one non-transferable share purchase warrant to purchase an additional common share for a period of two years at an exercise price of $0.14 per share. The proceeds of the private placement have been used primarily for product development, inventory build up, general working capital and to fund the Company's transition from its research and development stage to its marketing stage.

In this regard Envirocoat has recently entered into field test programs with two major building component manufacturers, a major "high-rise" condominium developer and Agriculture Canada Research Centre. In addition, preliminary introduction of Envirocoat's "chameleon" coat and the Ceramic InsulCoat R:E Interior product lines have been enthusiastically received by both industry and consumers.

Gross sales by Envirocoat for the next three-month period ended **September 30, 2000** were $253,982 (1999 - $261,064) resulting in a gross profit of $83,335 (1999 - $139,315). Net loss for the period after deducting general and administrative expenses but before minority interest was $137,780 (1999 - $96,817) and $62,778 (1999 - $104,368) after adjusting for the minority interest.

By this quarter, wholesale to the distributors was virtually all revenue. Unfortunately, the Cost of Sales increased to 67%, but again, the potential of growth will not make this a problem.

Consulting fees ($47,825) helped the subsidiary of Envirocoat (now known as 'ECI Canada Ltd.') to begin financing the proposed $6,000,000. This was announced in a News Release on September 6, 2000. In fact, $163,372 was advanced to Prima Developments Ltd. from this financing. Wages of $49,178 (1999 - $38,414) show the regular workers plus two more part time sales people in this quarter.

Management services for the Company were again provided by Roland Langset, the President of the Company. During the fiscal quarter ended September 30, 2000 an aggregate of $15,000 was paid to Mr. Langset (1999 - $27,500) by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

On July 20, 2000, the Company issued a news release announcing the transition from R & D to marketing phase. The Company also announced the beginning of a strategic alliance with ICI Glidden to distribute Envirocoat's products throughout Canada. ICI Glidden is the largest distributor of paint products in the world with distribution to thousands of retail outlets in over 60 countries. The Company has also entered into non-exclusive distributorship arrangements with other distributors across Canada. Funding of these and other marketing initiatives is being sought through a private placement of shares in ECI Langley.

AMENDED & RESTATED

Gross sales by Envirocoat for the six month period ended **December 31, 2000** were $176,413 resulting in a gross profit of $79,032. Net loss for such period after deducting general and administrative expenses but before minority interest was $368,952 and $174,706 after adjusting for the minority interest.

The reason this shows sales lower than the previous September quarter is that previously, intercompany sales were shown on the financial statements. While this resulted in more sales, the amount of Cost of Sales was also over stated. Consequently, the net income (loss) was still correct. (Example: Envirocoat sells a product to ECI for $10, at a cost of $8. ECI then sells the product for $12, at a cost of $10. The original quarterly statement would report sales of $22, and costs of $18, resulting in a net income of $4. The correct sales, of course, should have been $12, with a cost of $8, resulting in the same net income of $4.)

Consulting fees ($34,573) in this quarter were virtually all for sales marketing management, as the seasonality period make this quarter less sales. Wages ($56,559) also include Christmas bonuses to key employees. Prima repaid $133,083 to ECI.

Management services for the Company were provided by Roland Langset, the President of the Company. During the six month period ended December 31, 2000 an aggregate of $45,000 was paid to Mr. Langset by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

As at December 31, 2000 the Company had a working capital surplus of $34,433. However, inasmuch as the Company had yet to reach profitability management anticipated that it will be required to raise additional funds, either by way of equity or debt financing, in order to be able to continue to satisfy the Company's ongoing obligations. In the short term the Company anticipated raising additional funds through the exercise of existing share purchase warrants and incentive stock options. See Schedule "B" – Supplementary Information" for details of the Company's outstanding warrants and options. The Company was also pursuing a number of alternative financing methods including, but not limited to, additional private placements however to date no formal arrangements have been reached.

Since last quarter the Company has continued to solidify its arrangement with ICI Glidden; initially shipping products to Glidden's retail outlets in the Greater Vancouver Lower Mainland region and more recently expanding throughout British Columbia. The Company has also begun distributing products to Color Your World, one of Glidden's subsidiaries. The Company expects to expand its sales eastward throughout Glidden's Canadian distribution network during the next several fiscal quarters.

The Company has also entered into non-exclusive distributorship arrangements with other distributors across Canada. Funding of these and other marketing initiatives is being sought through a private placement of shares in ECI Langley.

Envirocoat also recently entered into field test programs with two major building component manufacturers, a major "high-rise" condominium developer and Agriculture Canada Research

Centre. In addition, preliminary introduction of Envirocoat's "chameleon" coat and the Ceramic InsulCoat R:E Interior product lines have been enthusiastically received by both industry and consumers.

Gross sales by Envirocoat for the nine month period ended **March 31, 2001** were $238,676 resulting in a gross profit of $96,409. Net loss for such period after deducting general and administrative expenses but before minority interest was $606,875 and $294,251 after adjusting for the minority interest.

Consulting fees ($61,384) included payment for the marketing management again, but also now for financial and strategy management again.

Management services for the Company were again provided by Roland Langset, the President of the Company. During the nine month period ended March 31, 2001 an aggregate of $67,500 was paid to Mr. Langset by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

As at March 31, 2001 the Company had a working capital surplus of $11,307. Again, the Company did not yet reach profitability. The management still considered the necessity to raise finances, in order to be able to continue to satisfy the Company's ongoing obligations. In the short term the Company anticipated raising additional funds through the exercise of existing share purchase warrants and incentive stock options. See Schedule "B" – Supplementary Information" for details of the Company's outstanding warrants and options. The Company was also pursuing a number of alternative financing methods including, but not limited to, additional private placements however to date no formal arrangements have been reached.

Beside the ICI Glidden relationship, the Company has also entered into non-exclusive distributorship arrangements with other distributors across Canada. Funding of these and other marketing initiatives is being sought through a private placement of shares in ECI Langley.

Envirocoat also recently entered into field test programs with two major building component manufacturers, a major "high-rise" condominium developer and Agriculture Canada Research Centre. In addition, preliminary introduction of Envirocoat's "chameleon" coat and the Ceramic InsulCoat R:E Interior product lines have been enthusiastically received by both industry and consumers.

Subsequent Events

In the development of new products – specifically, these interior coatings – the seasonality of sales results will begin to smooth out. International sales are about to become a reality.

(signed) ***Roland J. Langset***

Roland J. Langset
President

02 NOV 21 AM 11:25

FORM 61

QUARTERLY REPORT

INCORPORATED AS PART OF: ___X___ **SCHEDULE A**

_________ **SCHEDULE B & C**

(Place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER PRIMA DEVELOPMENTS LTD.

ISSUER'S ADDRESS 200 – 20351 DUNCAN WAY
LANGLEY, B.C. V3A 7N3

ISSUER TELEPHONE NUMBER (604) 532-5311
ISSUER FAX NUMBER (604) 532-5377

CONTACT PERSON ROLAND LANGSET

CONTACT POSITION PRESIDENT

CONTACT TELEPHONE NUMBER (604) 532-5311

FOR QUARTER ENDED SEPTEMBER 30, 2000

DATE OF REPORT NOVEMBER 30, 2000

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"ROLAND LANGSET"	00/11/30
NAME OF DIRECTOR	**DATE SIGNED(YY/MM/DD)**
"AARON LANGSET"	00/11/30
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

(Signatures for this form should be entered in TYPED form)

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2000

UNAUDITED – PREPARED BY MANAGEMENT

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2000

Exhibit A

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2000

ASSETS

	2000	1999
CURRENT		
Cash	$ 69,517	$ 59,632
Accounts receivable	80,856	122,838
Inventory	44,699	17,429
Prepaid expenses	2,412	2,412
	197,484	202,311
CAPITAL ASSETS	35,996	52,162
PATENTS & FORMULAS	8,671	9,927
	$ 242,151	$ 264,400

LIABILITIES

	2000	1999
CURRENT		
Payables & accruals	$ 47,793	$ 152,952
Due to related parties	40,065	40,065
	87,858	193,017
DUE TO AN AFFILIATE	198,471	231,000
PROMISSARY NOTE	19,512	30,065
LOAN PAYABLE	8,500	10,000
MINORITY INTEREST	81,529	43,889

SHARE CAPITAL & DEFICIT

	2000	1999
SHARE CAPITAL	5,180,433	4,721,993
DEFICIT	(5,334,152)	(4,965,564)
	(153,719)	(243,571)
	$ 242,151	$ 264,400

APPROVED BY THE DIRECTORS:

"Roland Langset" Director

"Aaron Langset" Director

Exhibit B

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2000

	2000	1999
DEFICIT, beginning of period	$ (5,271,374)	$ (4,861,196)
NET LOSS FOR THE PERIOD	(62,778)	(104,368)
DEFICIT, end of period	$ (5,334,152)	$ (4,965,564)

Exhibit C

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF EARNINGS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2000

	2000	1999
SALES	$ 253,982	$ 261,064
COST OF SALES – SCHEDULE 1	170,647	121,749
GROSS PROFIT	83,335	139,315
EXPENSES		
Advertising & promotion	18,565	7,244
Amortization	3,289	4,200
Auto & travel	10,141	6,194
Bad debts	-	14,922
Bank charges & interest	14,313	2,922
Consulting fees	47,825	73,134
Directors fees	-	1,250
Filing fees	1,212	4,193
Management fees	15,000	27,500
Office & miscellaneous	7,899	10,941
Professional fees	11,032	24,926
Rent	22,697	19,095
Repairs & maintenance	500	831
Research & development	1,688	1,192
Royalties	-	1,663
Subcontractors	13,650	(7,452)
Telephone & utilities	4,622	5,787
Wages & employee benefits	49,178	38,414
	221,611	236,956
LOSS FROM OPERATIONS	(138,276)	(97,641)
OTHER		
Interest income	1,096	824
LOSS BEFORE MINORITY INTEREST	(137,180)	(96,817)
MINORITY INTEREST	74,402	(7,551)
NET LOSS FOR THE PERIOD	(62,778)	(104,368)
LOSS PER SHARE	.007	.024

Exhibit D

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2000

	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	$ 208,869	$ 193,457
Interest earned	1,096	824
Cash paid to suppliers & employees	(391,430)	(317,455)
Bank charges & interest paid	(14,313)	(2,922)
Net income paid to minority interest	-	(7,550)
Net loss paid by minority interest	74,402	-
	(121,736)	(133,646)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	-	(358)
Payments to minority interest	-	(280)
	-	(638)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issue of common shares	-	64,496
Payments to an affiliate	-	(25,582)
Receipts from an affiliate	163,372	27,200
Payments to a related party	(23)	(2,500)
Payments on promissary notes	(10,542)	(7,135)
	152,807	56,479
INCREASE (DECREASE) IN CASH	31,431	(77,805)
CASH AT BEGINNING OF PERIOD	38,086	137,437
CASH AT END OF PERIOD	69,517	59,632

Schedule 1

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED SCHEDULE OF COST OF SALES

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2000

	2000	1999
COST OF SALES		
Raw materials	$ 88,080	$ 60,129
Finished goods	81,375	55,522
Freight	333	2,600
Dealer expenses	-	2,657
Shop expenses	859	841
TOTAL COST OF SALES – Exhibit "C"	$ 170,647	$ 121,749

AMENDED & RESTATED

FORM 61

QUARTERLY REPORT

Incorporated as part of: ______ **Schedule A**
__**X**___ **Schedules B & C**
(place x in appropriate category)

02 NOV 21 AM 11:25

ISSUER DETAILS:

NAME OF ISSUER: PRIMA DEVELOPMENTS LTD.

ISSUER'S ADDRESS: 200 - 20351 Duncan Way
Langley, B.C.
V3A 7N3

ISSUER TELEPHONE NUMBER: (604) 532 - 5311
ISSUER FAX NUMBER: (604) 532 - 5377

CONTACT PERSON: ROLAND LANGSET

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER: (604) 532 - 5311

FOR QUARTER ENDED: September 30, 2000

DATE OF REPORT: October 31, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

(signed) *ROLAND LANGSET*	2001/10/31
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
(signed) *AARON LANGSET*	2001/10/31
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

AMENDED & RESTATED

PRIMA DEVELOPMENTS LTD.

Schedule "B" - Supplementary Information

SEPTEMBER 30, 2000

1. (a) Aggregate Expenditures to parties not at arm's length to the Company:

During the three-month period ended September 30, 2000 a total of $38,079 (1999 -$53,735) was paid to parties not at arm's length to the Company in respect of management and consulting fees and salaries. An additional $500 (1999 - $15,000) was paid to a director of the Company by way of royalties during the same period.

2. (a) No shares of the Company were issued during the fiscal quarter ended September 30, 2000.

(b) During the previous fiscal quarter ended June 30, 2000 the Company granted incentive stock options to its directors, officers and employees to purchase up to an aggregate of 787,000 common shares at an exercise price of $0.30 per share exercisable on or before April 12, 2005.

No additional stock options were granted during the fiscal quarter ended September 30, 2000.

3. As at September 30, 2000:

(a) the share capital of the Company consisted of the following:

Authorized

100,000,000 common shares without par value;

Issued and Outstanding

9,425,930 common shares

(b) the following share purchase warrants were outstanding:

Number of Options/Warrants	Exercise Price/Share	Expiry Date
4,294,670 Warrants	0.14	March 27, 2002
787,000 Options	0.30	April 12, 2005

Save as aforesaid there were no options or convertible securities outstanding.

(c) there were 750,000 common shares held in escrow.

Save as aforesaid there were no shares subject to a pooling agreement.

(d) the following individuals were directors of the Company:

Roland L. Langset
Donald Smith
Aaron Langset

AMENDED & RESTATED

SCHEDULE C: MANAGEMENT DISCUSSION

PRIMA DEVELOPMENTS LTD.

QUARTERLY REPORT FOR THE FISCAL YEAR ENDED JUNE 30, 2000,

THREE MONTH PERIOD ENDING SEPTEMBER 30, 2000,

SIX MONTH PERIOD ENDING DECEMBER 31, 2000,

AND NINE MONTH PERIOD ENDING MARCH 31, 2001

During the fiscal year ended June 30, 2000 the Company completed a "reorganization" of its affairs under the policies of the Canadian Venture Exchange and was removed from "inactive" status.

The Company currently holds a 49.7% ownership interest in Envirocoat Technologies Inc. ("Envirocoat"), a private company which holds proprietary rights to the Ceramic InsulCoat R:E Permanent Coatings System, a ceramic-based coating system designed to provide a full-bodied weatherproof protective shield or membrane over any exposed surface which refracts sunlight and seals out rain, ice, snow or moisture and adding a thermal barrier to any wall system thus lowering energy consumption. These products are distributed in Canada by ECI Envirocoatings (Langley) Inc., a subsidiary of Envirocoat.

Activity

Gross sales by Envirocoat for the fiscal year ended **June 30, 2000** were $360,067 (1999 - $399,100) resulting in a gross profit of $229,250 (1999 - $177,566). Net loss for such period after deducting general and administrative expenses but before minority interest was $654,152 (1999 - $749,631) and $410,178 (1999 - $449,475) after adjusting for the minority interest.

The decrease of sales over the last year shows the change in direction of the company from a wholesale-to-applicators basis to wholesale-to-distributors. While the first result is a decrease in sales, the overall potential of the new direction is much greater. The Cost of Sales of the Previous year (56%) was significantly improved upon (36%) with the shift from contract work to production.

Consulting fees ($171,213) represented payment predominantly to marketing and strategy management. Wages ($158,520) were paid to a permanent full time staff of eight by year-end, with part time sales staff used occasionally.

Management services for the Company were provided by Roland Langset, the President of the Company. During the fiscal year period ended June 30, 2000 an aggregate of $97,000

was paid to Mr. Langset (1999 - $85,100) by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

On March 27, 2000 the Company completed a private placement of 4,294,670 units at a price of $0.105 per unit for gross proceeds of $450,940, each unit consisting of one common share and one non-transferable share purchase warrant to purchase an additional common share for a period of two years at an exercise price of $0.14 per share. The proceeds of the private placement have been used primarily for product development, inventory build up, general working capital and to fund the Company's transition from its research and development stage to its marketing stage.

In this regard Envirocoat has recently entered into field test programs with two major building component manufacturers, a major "high-rise" condominium developer and Agriculture Canada Research Centre. In addition, preliminary introduction of Envirocoat's "chameleon" coat and the Ceramic InsulCoat R:E Interior product lines have been enthusiastically received by both industry and consumers.

Gross sales by Envirocoat for the next three-month period ended **September 30, 2000** were $253,982 (1999 - $261,064) resulting in a gross profit of $83,335 (1999 - $139,315). Net loss for the period after deducting general and administrative expenses but before minority interest was $137,780 (1999 - $96,817) and $62,778 (1999 - $104,368) after adjusting for the minority interest.

By this quarter, wholesale to the distributors was virtually all revenue. Unfortunately, the Cost of Sales increased to 67%, but again, the potential of growth will not make this a problem.

Consulting fees ($47,825) helped the subsidiary of Envirocoat (now known as 'ECI Canada Ltd.') to begin financing the proposed $6,000,000. This was announced in a News Release on September 6, 2000. In fact, $163,372 was advanced to Prima Developments Ltd. from this financing. Wages of $49,178 (1999 - $38,414) show the regular workers plus two more part time sales people in this quarter.

Management services for the Company were again provided by Roland Langset, the President of the Company. During the fiscal quarter ended September 30, 2000 an aggregate of $15,000 was paid to Mr. Langset (1999 - 27,500) by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

On July 20, 2000, the Company issued a news release announcing the transition from R & D to marketing phase. The Company also announced the beginning of a strategic alliance with ICI Glidden to distribute Envirocoat's products throughout Canada. ICI Glidden is the largest distributor of paint products in the world with distribution to thousands of retail outlets in over 60 countries. The Company has also entered into non-exclusive distributorship arrangements with other distributors across Canada. Funding of these and other marketing initiatives is being sought through a private placement of shares in ECI Langley.

Gross sales by Envirocoat for the six month period ended **December 31, 2000** were $176,413

resulting in a gross profit of $79,032. Net loss for such period after deducting general and administrative expenses but before minority interest was $368,952 and $174,706 after adjusting for the minority interest.

The reason this shows sales lower than the previous September quarter is that previously, intercompany sales were shown on the financial statements. While this resulted in more sales, the amount of Cost of Sales was also over stated. Consequently, the net income (loss) was still correct. (Example: Envirocoat sells a product to ECI for $10, at a cost of $8. ECI then sells the product for $12, at a cost of $10. The original quarterly statement would report sales of $22, and costs of $18, resulting in a net income of $4. The correct sales, of course, should have been $12, with a cost of $8, resulting in the same net income of $4.)

Consulting fees ($34,573) in this quarter were virtually all for sales marketing management, as the seasonality period make this quarter less sales. Wages ($56,559) also include Christmas bonuses to key employees. Prima repaid $133,083 to ECI.

Management services for the Company were provided by Roland Langset, the President of the Company. During the six month period ended December 31, 2000 an aggregate of $45,000 was paid to Mr. Langset by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

As at December 31, 2000 the Company had a working capital surplus of $34,433. However, inasmuch as the Company had yet to reach profitability management anticipated that it will be required to raise additional funds, either by way of equity or debt financing, in order to be able to continue to satisfy the Company's ongoing obligations. In the short term the Company anticipated raising additional funds through the exercise of existing share purchase warrants and incentive stock options. See Schedule "B" – Supplementary Information" for details of the Company's outstanding warrants and options. The Company was also pursuing a number of alternative financing methods including, but not limited to, additional private placements however to date no formal arrangements have been reached.

Since last quarter the Company has continued to solidify its arrangement with ICI Glidden; initially shipping products to Glidden's retail outlets in the Greater Vancouver Lower Mainland region and more recently expanding throughout British Columbia. The Company has also begun distributing products to Color Your World, one of Glidden's subsidiaries. The Company expects to expand its sales eastward throughout Glidden's Canadian distribution network during the next several fiscal quarters.

The Company has also entered into non-exclusive distributorship arrangements with other distributors across Canada. Funding of these and other marketing initiatives is being sought through a private placement of shares in ECI Langley.

Envirocoat also recently entered into field test programs with two major building component manufacturers, a major "high-rise" condominium developer and Agriculture Canada Research Centre. In addition, preliminary introduction of Envirocoat's "chameleon" coat and the Ceramic InsulCoat R:E Interior product lines have been enthusiastically received by both industry and

consumers.

Gross sales by Envirocoat for the nine month period ended **March 31, 2001** were $238,676 resulting in a gross profit of $96,409. Net loss for such period after deducting general and administrative expenses but before minority interest was $606,875 and $294,251 after adjusting for the minority interest.

Consulting fees ($61,384) included payment for the marketing management again, but also now for financial and strategy management again.

Management services for the Company were again provided by Roland Langset, the President of the Company. During the nine month period ended March 31, 2001 an aggregate of $67,500 was paid to Mr. Langset by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

As at March 31, 2001 the Company had a working capital surplus of $11,307. Again, the Company did not yet reach profitability. The management still considered the necessity to raise finances, in order to be able to continue to satisfy the Company's ongoing obligations. In the short term the Company anticipated raising additional funds through the exercise of existing share purchase warrants and incentive stock options. See Schedule "B" – Supplementary Information" for details of the Company's outstanding warrants and options. The Company was also pursuing a number of alternative financing methods including, but not limited to, additional private placements however to date no formal arrangements have been reached.

Beside the ICI Glidden relationship, the Company has also entered into non-exclusive distributorship arrangements with other distributors across Canada. Funding of these and other marketing initiatives is being sought through a private placement of shares in ECI Langley.

Envirocoat also recently entered into field test programs with two major building component manufacturers, a major "high-rise" condominium developer and Agriculture Canada Research Centre. In addition, preliminary introduction of Envirocoat's "chameleon" coat and the Ceramic InsulCoat R:E Interior product lines have been enthusiastically received by both industry and consumers.

Subsequent Events

In the development of new products – specifically, these interior coatings – the seasonality of sales results will begin to smooth out. International sales are about to become a reality.

(signed) ***Roland J. Langset***

Roland J. Langset
President

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____X____**SCHEDULE A**

__________ **SCHEDULE B & C**
(Place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: PRIMA DEVELOPMENTS LTD.

ISSUER'S ADDRESS: 200 – 20351 Duncan Way
Langley, B.C.
V3A 7N3

ISSUER TELEPHONE NUMBER: (604) 532-5311
ISSUER FAX NUMBER: (604) 532-5377

CONTACT PERSON: ROLAND LANGSET

CONTACT POSITION: President

CONTACT TELEPHONE NUMBER: (604) 532-5311

FOR QUARTER ENDED: December 31, 2000

DATE OF REPORT: February 26, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

(signed) ***Roland Langset*** 01/02/26
NAME OF DIRECTOR DATE SIGNED(YY/MM/DD)

(signed) ***Aaron Langset*** 01/02/26
NAME OF DIRECTOR DATE SIGNED (YY/MM/DD)

(Signatures for this form should be entered in TYPED form)

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000

UNAUDITED – PREPARED BY MANAGEMENT

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000

Exhibit A

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2000

ASSETS

	2000	1999
CURRENT		
Cash	$ 56,486	$ 166,374
Accounts receivable	68,925	159,356
Inventory	44,699	17,429
Prepaid expenses	2,412	2,412
	172,522	345,571
CAPITAL ASSETS	35,437	52,793
PATENTS & FORMULAS	8,871	10,553
	$ 216,830	$ 408,917

LIABILITIES

	2000	1999
CURRENT		
Payables & accruals	$ 98,024	$ 174,216
Due to related parties	40,065	40,065
	138,089	214,281
DUE TO AFFILIATE	61,670	261,184
PROMISSARY NOTE	12,529	28,265
LOAN PAYABLE	8,500	-
MINORITY INTEREST	261,666	47,032
SHARE CAPITAL & DEFICIT		
SHARE CAPITAL	5,180,456	4,955,418
DEFICIT	(5,446,080)	(5,097,263)
	(265,624)	(141,845)
	$ 216,830	$ 408,917

APPROVED BY THE DIRECTORS:

(signed) *Roland Langset* Director

(signed) *Aaron Langset* Director

Exhibit B

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2000

	2000	1999
DEFICIT, beginning of period	$ (5,271,374)	$ (4,861,196)
NET LOSS FOR THE PERIOD	(174,706)	(236,067)
DEFICIT, end of period	$ (5,446,080)	$ (5,097,263)

Exhibit C

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF EARNINGS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2000

	2000	1999
SALES	$ 176,413	$ 324,311
COST OF SALES	97,381	197,273
GROSS PROFIT	79,032	127,038
EXPENSES		
Advertising & promotion	29,078	12,538
Amortization	3,857	6,728
Auto & travel	20,493	16,381
Bank charges & interest	30,945	4,084
Consulting fees	82,398	94,462
Directors fees	-	2,550
Filing fees	4,102	5,151
Licenses & dues	550	1,700
Management fees	42,500	47,500
Office & miscellaneous	14,857	26,684
Professional fees	18,684	46,656
Rent	47,193	39,391
Research & development	1,764	3,309
Royalties	10,345	2,000
Subcontractors	30,353	11,483
Telephone & utilities	5,636	13,935
Wages & employee benefits	105,737	72,390
	448,492	406,942
LOSS FROM OPERATIONS	369,460	279,904
OTHER		
Interest income	508	1,441
LOSS BEFORE MINORITY INTEREST	368,952	278,463
MINORITY INTEREST	(194,246)	(42,396)
NET LOSS FOR THE PERIOD	174,706	236,067
LOSS PER SHARE	.019	.054

Exhibit D

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2000

	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	$ 143,231	$ 220,186
Interest earned	508	1,441
Cash paid to suppliers & employees	(481,334)	(538,010)
Bank charges & interest paid	(30,945)	(4,084)
Net loss paid by minority interest	194,246	42,396
	(174,294)	(278,071)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	(227)	(4,143)
Advances from affiliate	30,289	31,802
	30,062	27,659
CASH FLOWS FROM FINANCING ACTIVITIES		
Issue of common shares	23	297,921
Payments to minority interest	-	(7,137)
Payments from minority interest	180,157	-
Payments to a related party	(23)	(2,500)
Payments on promissary notes	(17,525)	(8,935)
	162,632	279,349
INCREASE IN CASH	18,400	28,937
CASH AT BEGINNING OF PERIOD	38,086	137,437
CASH AT END OF PERIOD	56,486	166,374

Schedule 1

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED SCHEDULE OF COST OF SALES

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2000

	2000	1999
COST OF SALES		
Raw materials	$ 93,617	$ 184,726
Freight	2,731	4,673
Dealer expenses	-	5,278
Shop expenses	1,033	2,596
TOTAL COST OF SALES – Exhibit "C"	$ 97,381	$ 197,273

AMENDED & RESTATED

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ **Schedule A**
__X_ **Schedules B & C**
(place x in appropriate category)

02 NOV 21 AM 11:25

ISSUER DETAILS:

NAME OF ISSUER: PRIMA DEVELOPMENTS LTD.

ISSUER'S ADDRESS: 200 - 20351 Duncan Way
Langley, B.C.
V3A 7N3

ISSUER TELEPHONE NUMBER: (604) 532 - 5311
ISSUER FAX NUMBER: (604) 532 - 5377

CONTACT PERSON: ROLAND LANGSET

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER: (604) 532 - 5311

FOR QUARTER ENDED: December 31, 2000

DATE OF REPORT: October 31, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

(signed) *ROLAND LANGSET*	2001/10/31
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
(signed) *AARON LANGSET*	2001/10/31
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

AMENDED & RESTATED

PRIMA DEVELOPMENTS LTD.

Schedule "B" - Supplementary Information

DECEMBER 31, 2000

1. (a) **Breakdown of Cost of Sales and General and Administrative Expenses:**

(i) Cost of Sales:

See Schedule 1 (Consolidated Schedule of Cost of Sales) to the six month financial statements as at December 31, 2000 attached as Schedule "1".

(ii) General and Administrative Expenses:

See Consolidated Statement of Earnings to the six month financial statements as at December 31, 2000 attached as Exhibit "C".

(b) **Aggregate Expenditures to parties not at arm's length to the Company:**

During the six month period ended December 31, 2000 a total of $104,100 was paid to parties not at arm's length to the Company in respect of management and consulting fees and salaries.

2. (a) No shares of the Company were issued during the fiscal quarter ended December 31, 2000.

(b) No stock options were granted during the fiscal quarter ended December 31, 2000.

3. As at December 31, 2000:

(a) the share capital of the Company consisted of the following:

Authorized

100,000,000 common shares without par value;

Issued and Outstanding

9,425,930 common shares

(b) the following share purchase warrants and stock options were outstanding:

Number of Options/Warrants	Exercise Price/Share	Expiry Date
1,535,000 Warrants	0.18	September 20, 2001
4,294,670 Warrants	0.14	March 27, 2002
787,000 Options	0.30	April 12, 2005

Save as aforesaid there were no options or convertible securities outstanding.

(c) there were 750,000 common shares held in escrow.

Save as aforesaid there were no shares subject to a pooling agreement.

(d) the following individuals were directors and/or officers of the Company:

Roland L. Langset	-	President and Director
Aaron Langset	-	Director
Donald Smith	-	Director
Leeann Payne	-	Secretary

AMENDED & RESTATED

SCHEDULE C: MANAGEMENT DISCUSSION

PRIMA DEVELOPMENTS LTD.

QUARTERLY REPORT FOR THE FISCAL YEAR ENDED JUNE 30, 2000,

THREE MONTH PERIOD ENDING SEPTEMBER 30, 2000,

SIX MONTH PERIOD ENDING DECEMBER 31, 2000,

AND NINE MONTH PERIOD ENDING MARCH 31, 2001

During the fiscal year ended June 30, 2000 the Company completed a "reorganization" of its affairs under the policies of the Canadian Venture Exchange and was removed from "inactive" status.

The Company currently holds a 49.7% ownership interest in Envirocoat Technologies Inc. ("Envirocoat"), a private company which holds proprietary rights to the Ceramic InsulCoat R:E Permanent Coatings System, a ceramic-based coating system designed to provide a full-bodied weatherproof protective shield or membrane over any exposed surface which refracts sunlight and seals out rain, ice, snow or moisture and adding a thermal barrier to any wall system thus lowering energy consumption. These products are distributed in Canada by ECI Envirocoatings (Langley) Inc., a subsidiary of Envirocoat.

Activity

Gross sales by Envirocoat for the fiscal year ended **June 30, 2000** were $360,067 (1999 - $399,100) resulting in a gross profit of $229,250 (1999 - $177,566). Net loss for such period after deducting general and administrative expenses but before minority interest was $654,152 (1999 - $749,631) and $410,178 (1999 - $449,475) after adjusting for the minority interest.

The decrease of sales over the last year shows the change in direction of the company from a wholesale-to-applicators basis to wholesale-to-distributors. While the first result is a decrease in sales, the overall potential of the new direction is much greater. The Cost of Sales of the Previous year (56%) was significantly improved upon (36%) with the shift from contract work to production.

Consulting fees ($171,213) represented payment predominantly to marketing and strategy management. Wages ($158,520) were paid to a permanent full time staff of eight by year-end, with part time sales staff used occasionally.

Management services for the Company were provided by Roland Langset, the President of the Company. During the fiscal year period ended June 30, 2000 an aggregate of $97,000

was paid to Mr. Langset (1999 - $85,100) by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

On March 27, 2000 the Company completed a private placement of 4,294,670 units at a price of $0.105 per unit for gross proceeds of $450,940, each unit consisting of one common share and one non-transferable share purchase warrant to purchase an additional common share for a period of two years at an exercise price of $0.14 per share. The proceeds of the private placement have been used primarily for product development, inventory build up, general working capital and to fund the Company's transition from its research and development stage to its marketing stage.

In this regard Envirocoat has recently entered into field test programs with two major building component manufacturers, a major "high-rise" condominium developer and Agriculture Canada Research Centre. In addition, preliminary introduction of Envirocoat's "chameleon" coat and the Ceramic InsulCoat R:E Interior product lines have been enthusiastically received by both industry and consumers.

Gross sales by Envirocoat for the next three-month period ended **September 30, 2000** were $253,982 (1999 - $261,064) resulting in a gross profit of $83,335 (1999 - $139,315). Net loss for the period after deducting general and administrative expenses but before minority interest was $137,780 (1999 - $96,817) and $62,778 (1999 - $104,368) after adjusting for the minority interest.

By this quarter, wholesale to the distributors was virtually all revenue. Unfortunately, the Cost of Sales increased to 67%, but again, the potential of growth will not make this a problem.

Consulting fees ($47,825) helped the subsidiary of Envirocoat (now known as 'ECI Canada Ltd.') to begin financing the proposed $6,000,000. This was announced in a News Release on September 6, 2000. In fact, $163,372 was advanced to Prima Developments Ltd. from this financing. Wages of $49,178 (1999 - $38,414) show the regular workers plus two more part time sales people in this quarter.

Management services for the Company were again provided by Roland Langset, the President of the Company. During the fiscal quarter ended September 30, 2000 an aggregate of $15,000 was paid to Mr. Langset (1999 - $27,500) by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

On July 20, 2000, the Company issued a news release announcing the transition from R & D to marketing phase. The Company also announced the beginning of a strategic alliance with ICI Glidden to distribute Envirocoat's products throughout Canada. ICI Glidden is the largest distributor of paint products in the world with distribution to thousands of retail outlets in over 60 countries. The Company has also entered into non-exclusive distributorship arrangements with other distributors across Canada. Funding of these and other marketing initiatives is being sought through a private placement of shares in ECI Langley.

Gross sales by Envirocoat for the six month period ended **December 31, 2000** were $176,413 resulting in a gross profit of $79,032. Net loss for such period after deducting general and

administrative expenses but before minority interest was $368,952 and $174,706 after adjusting for the minority interest.

The reason this shows sales lower than the previous September quarter is that previously, intercompany sales were shown on the financial statements. While this resulted in more sales, the amount of Cost of Sales was also over stated. Consequently, the net income (loss) was still correct. (Example: Envirocoat sells a product to ECI for $10, at a cost of $8. ECI then sells the product for $12, at a cost of $10. The original quarterly statement would report sales of $22, and costs of $18, resulting in a net income of $4. The correct sales, of course, should have been $12, with a cost of $8, resulting in the same net income of $4.)

Consulting fees ($34,573) in this quarter were virtually all for sales marketing management, as the seasonality period make this quarter less sales. Wages ($56,559) also include Christmas bonuses to key employees. Prima repaid $133,083 to ECI.

Management services for the Company were provided by Roland Langset, the President of the Company. During the six month period ended December 31, 2000 an aggregate of $45,000 was paid to Mr. Langset by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

As at December 31, 2000 the Company had a working capital surplus of $34,433. However, inasmuch as the Company had yet to reach profitability management anticipated that it will be required to raise additional funds, either by way of equity or debt financing, in order to be able to continue to satisfy the Company's ongoing obligations. In the short term the Company anticipated raising additional funds through the exercise of existing share purchase warrants and incentive stock options. See Schedule "B" – Supplementary Information" for details of the Company's outstanding warrants and options. The Company was also pursuing a number of alternative financing methods including, but not limited to, additional private placements however to date no formal arrangements have been reached.

Since last quarter the Company has continued to solidify its arrangement with ICI Glidden; initially shipping products to Glidden's retail outlets in the Greater Vancouver Lower Mainland region and more recently expanding throughout British Columbia. The Company has also begun distributing products to Color Your World, one of Glidden's subsidiaries. The Company expects to expand its sales eastward throughout Glidden's Canadian distribution network during the next several fiscal quarters.

The Company has also entered into non-exclusive distributorship arrangements with other distributors across Canada. Funding of these and other marketing initiatives is being sought through a private placement of shares in ECI Langley.

Envirocoat also recently entered into field test programs with two major building component manufacturers, a major "high-rise" condominium developer and Agriculture Canada Research Centre. In addition, preliminary introduction of Envirocoat's "chameleon" coat and the Ceramic InsulCoat R:E Interior product lines have been enthusiastically received by both industry and

consumers.

Gross sales by Envirocoat for the nine month period ended **March 31, 2001** were $238,676 resulting in a gross profit of $96,409. Net loss for such period after deducting general and administrative expenses but before minority interest was $606,875 and $294,251 after adjusting for the minority interest.

Consulting fees ($61,384) included payment for the marketing management again, but also now for financial and strategy management again.

Management services for the Company were again provided by Roland Langset, the President of the Company. During the nine month period ended March 31, 2001 an aggregate of $67,500 was paid to Mr. Langset by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

As at March 31, 2001 the Company had a working capital surplus of $11,307. Again, the Company did not yet reach profitability. The management still considered the necessity to raise finances, in order to be able to continue to satisfy the Company's ongoing obligations. In the short term the Company anticipated raising additional funds through the exercise of existing share purchase warrants and incentive stock options. See Schedule "B" – Supplementary Information" for details of the Company's outstanding warrants and options. The Company was also pursuing a number of alternative financing methods including, but not limited to, additional private placements however to date no formal arrangements have been reached.

Beside the ICI Glidden relationship, the Company has also entered into non-exclusive distributorship arrangements with other distributors across Canada. Funding of these and other marketing initiatives is being sought through a private placement of shares in ECI Langley.

Envirocoat also recently entered into field test programs with two major building component manufacturers, a major "high-rise" condominium developer and Agriculture Canada Research Centre. In addition, preliminary introduction of Envirocoat's "chameleon" coat and the Ceramic InsulCoat R:E Interior product lines have been enthusiastically received by both industry and consumers.

Subsequent Events

In the development of new products – specifically, these interior coatings – the seasonality of sales results will begin to smooth out. International sales are about to become a reality.

(signed) ***Roland J. Langset***

Roland J. Langset
President

02 NOV 21 AM 11:25

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____X____ **SCHEDULE A**

__________ **SCHEDULE B & C**
(Place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: PRIMA DEVELOPMENTS LTD.

ISSUER'S ADDRESS: 200 – 20351 Duncan Way
Langley, B.C.
V3A 7N3

ISSUER TELEPHONE NUMBER: (604) 532-5311
ISSUER FAX NUMBER: (604) 532-5377

CONTACT PERSON: ROLAND LANGSET

CONTACT POSITION: President

CONTACT TELEPHONE NUMBER: (604) 532-5311

FOR QUARTER ENDED: March 31, 2001

DATE OF REPORT: May 30, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

(signed) ***Roland Langset***	01/05/28
NAME OF DIRECTOR	DATE SIGNED(YY/MM/DD)
(signed) ***Aaron Langset***	01/05/28
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

(Signatures for this form should be entered in TYPED form)

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2001

UNAUDITED – PREPARED BY MANAGEMENT

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2001

Exhibit A

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED BALANCE SHEET

MARCH 31, 2001

ASSETS

	2001	2000
CURRENT		
Cash	$ 54,504	$ 140,833
Accounts receivable	114,598	23,630
Inventory	44,699	36,869
Prepaid expenses	2,412	2,412
	216,213	203,744
CAPITAL ASSETS	31,356	47,261
PATENTS & FORMULAS	8,871	9,177
	$ 256,440	$ 260,182

LIABILITIES

	2001	2000
CURRENT		
Payables & accruals	$ 147,841	$ 54,716
Due to related parties	57,065	40,065
	204,906	94,781
DUE TO AFFILIATE	69,801	303,183
PROMISSARY NOTE	5,929	28,650
MINORITY INTEREST	360,973	(37,664)
SHARE CAPITAL & DEFICIT		
SHARE CAPITAL	5,180,456	5,180,433
DEFICIT	(5,565,625)	(5,309,201)
	(385,169)	(128,768)
	$ 256,440	$ 260,182

APPROVED BY THE DIRECTORS:

(signed) *Roland Langset* Director

(signed) *Aaron Langset* Director

Exhibit B

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2001

	2001	2000
DEFICIT, beginning of period	$ (5,271,374)	$ (4,861,196)
NET LOSS FOR THE PERIOD	(294,251)	(448,005)
DEFICIT, end of period	$ (5,565,625)	$ (5,309,201)

Exhibit C

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF EARNINGS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2001

	2001	2000
SALES	$ 238,676	$ 375,543
COST OF SALES	142,267	227,458
GROSS PROFIT	96,409	148,085
EXPENSES		
Administrative fees	-	2,810
Advertising & promotion	44,736	26,751
Amortization	7,929	10,490
Auto & travel	28,242	19,642
Bank charges & interest	29,533	29,736
Consulting fees	143,782	143,249
Directors fees	1,500	3,550
Filing fees	9,638	11,939
Licenses & dues	1,270	1,984
Management fees	67,500	72,500
Office & miscellaneous	29,203	42,732
Professional fees	32,022	60,044
Rent	70,188	62,088
Repairs & maintenance	-	850
Research & development	2,089	3,583
Royalties	13,748	6,582
Subcontractors	35,299	46,576
Telephone & utilities	20,773	22,700
Wages & employee benefits	165,832	113,299
	703,284	681,105
LOSS FROM OPERATIONS	606,875	533,020
OTHER		
Interest income	635	3,182
LOSS BEFORE MINORITY INTEREST	606,240	529,838
MINORITY INTEREST	(311,989)	(81,833)
NET LOSS FOR THE PERIOD	294,251	448,005
LOSS PER SHARE	.031	.0475

Exhibit D

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE MARCH MONTH PERIOD ENDED MARCH 31, 2001

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	$ 159,820	$ 383,144
Interest earned	635	3,182
Cash paid to suppliers & employees	(755,232)	(927,884)
Bank charges & interest paid	(29,533)	(29,736)
Net loss paid by minority interest	311,989	81,833
	(312,321)	(489,461)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	-	(2,373)
Purchase of patents & formulas	-	(23,441)
Advances from affiliate	38,420	71,418
Advances to affiliate	-	(54,633)
	38,420	(9,029)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issue of common shares	23	522,936
Payments from minority interest	297,444	-
Payments to a related party	-	(2,500)
Payments from a related party	16,977	-
Payments on promissary notes	(24,125)	(8,550)
Payment of loan	-	(10,000)
	290,319	501,886
INCREASE IN CASH	16,418	3,396
CASH AT BEGINNING OF PERIOD	38,086	137,437
CASH AT END OF PERIOD	54,504	140,833

Schedule 1

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED SCHEDULE OF COST OF SALES

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2001

	2001	2000
COST OF SALES		
Raw materials	$ 135,177	$ 213,244
Freight	3,188	6,469
Dealer expenses	901	5,220
Shop expenses	3,001	2,525
TOTAL COST OF SALES – Exhibit "C"	$ 142,267	$ 227,458

AMENDED & RESTATED

FORM 51-901F

QUARTERLY REPORT

02 NOV 21 AM 11:25

Incorporated as part of: ____ **Schedule A**
__X_ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: PRIMA DEVELOPMENTS LTD.

ISSUER'S ADDRESS: 200 - 20351 Duncan Way
Langley, B.C.
V3A 7N3

ISSUER TELEPHONE NUMBER: (604) 532 - 5311
ISSUER FAX NUMBER: (604) 532 - 5377

CONTACT PERSON: ROLAND LANGSET

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER: (604) 532 - 5311

FOR QUARTER ENDED: March 31, 2001

DATE OF REPORT: October 31, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

(signed) *ROLAND LANGSET* NAME OF DIRECTOR	2001/10/31 DATE SIGNED (YY/MM/DD)
(signed) *AARON LANGSET* NAME OF DIRECTOR	2001/10/31 DATE SIGNED (YY/MM/DD)

AMENDED & RESTATED

PRIMA DEVELOPMENTS LTD.

Schedule "B" - Supplementary Information

MARCH 31, 2001

1. (a) **Breakdown of Cost of Sales and General and Administrative Expenses:**

(i) Cost of Sales:

See Schedule 1 (Consolidated Schedule of Cost of Sales) to the nine month financial statements as at March 31, 2001 attached as Schedule "1".

(ii) General and Administrative Expenses:

See Consolidated Statement of Earnings to the nine month financial statements as at March 31, 2001 attached as Exhibit "C".

(b) **Aggregate Expenditures to parties not at arm's length to the Company:**

During the nine month period ended March 31, 2001 a total of $156,150 was paid to parties not at arm's length to the Company in respect of management and consulting fees and salaries.

2. (a) No shares of the Company were issued during the fiscal quarter ended March 31, 2001.

(b) No stock options were granted during the fiscal quarter ended March 31, 2001.

3. As at March 31, 2001:

(a) the share capital of the Company consisted of the following:

Authorized

100,000,000 common shares without par value;

Issued and Outstanding

9,425,930 common shares

(b) the following share purchase warrants and stock options were outstanding:

Number of Options/Warrants	Exercise Price/Share	Expiry Date
1,535,000 Warrants	0.18	September 20, 2001
4,294,670 Warrants	0.14	March 27, 2002
787,000 Options	0.30	April 12, 2005

Save as aforesaid there were no options or convertible securities outstanding.

(c) there were 750,000 common shares held in escrow.

Save as aforesaid there were no shares subject to a pooling agreement.

(d) the following individuals were directors and/or officers of the Company:

Roland L. Langset	-	President and Director
Aaron Langset	-	Director
Donald Smith	-	Director
Leeann Payne	-	Secretary

AMENDED & RESTATED

SCHEDULE C: MANAGEMENT DISCUSSION

PRIMA DEVELOPMENTS LTD.

QUARTERLY REPORT FOR THE FISCAL YEAR ENDED JUNE 30, 2000,

THREE MONTH PERIOD ENDING SEPTEMBER 30, 2000,

SIX MONTH PERIOD ENDING DECEMBER 31, 2000,

AND NINE MONTH PERIOD ENDING MARCH 31, 2001

During the fiscal year ended June 30, 2000 the Company completed a "reorganization" of its affairs under the policies of the Canadian Venture Exchange and was removed from "inactive" status.

The Company currently holds a 49.7% ownership interest in Envirocoat Technologies Inc. ("Envirocoat"), a private company which holds proprietary rights to the Ceramic InsulCoat R:E Permanent Coatings System, a ceramic-based coating system designed to provide a full-bodied weatherproof protective shield or membrane over any exposed surface which refracts sunlight and seals out rain, ice, snow or moisture and adding a thermal barrier to any wall system thus lowering energy consumption. These products are distributed in Canada by ECI Envirocoatings (Langley) Inc., a subsidiary of Envirocoat.

Activity

Gross sales by Envirocoat for the fiscal year ended **June 30, 2000** were $360,067 (1999 - $399,100) resulting in a gross profit of $229,250 (1999 - $177,566). Net loss for such period after deducting general and administrative expenses but before minority interest was $654,152 (1999 - $749,631) and $410,178 (1999 - $449,475) after adjusting for the minority interest.

The decrease of sales over the last year shows the change in direction of the company from a wholesale-to-applicators basis to wholesale-to-distributors. While the first result is a decrease in sales, the overall potential of the new direction is much greater. The Cost of Sales of the Previous year (56%) was significantly improved upon (36%) with the shift from contract work to production.

Consulting fees ($171,213) represented payment predominantly to marketing and strategy management. Wages ($158,520) were paid to a permanent full time staff of eight by year-end, with part time sales staff used occasionally.

Management services for the Company were provided by Roland Langset, the President of the Company. During the fiscal year period ended June 30, 2000 an aggregate of $97,000

was paid to Mr. Langset (1999 - $85,100) by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

On March 27, 2000 the Company completed a private placement of 4,294,670 units at a price of $0.105 per unit for gross proceeds of $450,940, each unit consisting of one common share and one non-transferable share purchase warrant to purchase an additional common share for a period of two years at an exercise price of $0.14 per share. The proceeds of the private placement have been used primarily for product development, inventory build up, general working capital and to fund the Company's transition from its research and development stage to its marketing stage.

In this regard Envirocoat has recently entered into field test programs with two major building component manufacturers, a major "high-rise" condominium developer and Agriculture Canada Research Centre. In addition, preliminary introduction of Envirocoat's "chameleon" coat and the Ceramic InsulCoat R:E Interior product lines have been enthusiastically received by both industry and consumers.

Gross sales by Envirocoat for the next three-month period ended **September 30, 2000** were $253,982 (1999 - $261,064) resulting in a gross profit of $83,335 (1999 - $139,315). Net loss for the period after deducting general and administrative expenses but before minority interest was $137,780 (1999 - $96,817) and $62,778 (1999 - $104,368) after adjusting for the minority interest.

By this quarter, wholesale to the distributors was virtually all revenue. Unfortunately, the Cost of Sales increased to 67%, but again, the potential of growth will not make this a problem.

Consulting fees ($47,825) helped the subsidiary of Envirocoat (now known as 'ECI Canada Ltd.') to begin financing the proposed $6,000,000. This was announced in a News Release on September 6, 2000. In fact, $163,372 was advanced to Prima Developments Ltd. from this financing. Wages of $49,178 (1999 - $38,414) show the regular workers plus two more part time sales people in this quarter.

Management services for the Company were again provided by Roland Langset, the President of the Company. During the fiscal quarter ended September 30, 2000 an aggregate of $15,000 was paid to Mr. Langset (1999 - $27,500) by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

On July 20, 2000, the Company issued a news release announcing the transition from R & D to marketing phase. The Company also announced the beginning of a strategic alliance with ICI Glidden to distribute Envirocoat's products throughout Canada. ICI Glidden is the largest distributor of paint products in the world with distribution to thousands of retail outlets in over 60 countries. The Company has also entered into non-exclusive distributorship arrangements with other distributors across Canada. Funding of these and other marketing initiatives is being sought through a private placement of shares in ECI Langley.

Gross sales by Envirocoat for the six month period ended **December 31, 2000** were $176,413

resulting in a gross profit of $79,032. Net loss for such period after deducting general and administrative expenses but before minority interest was $368,952 and $174,706 after adjusting for the minority interest.

The reason this shows sales lower than the previous September quarter is that previously, intercompany sales were shown on the financial statements. While this resulted in more sales, the amount of Cost of Sales was also over stated. Consequently, the net income (loss) was still correct. (Example: Envirocoat sells a product to ECI for $10, at a cost of $8. ECI then sells the product for $12, at a cost of $10. The original quarterly statement would report sales of $22, and costs of $18, resulting in a net income of $4. The correct sales, of course, should have been $12, with a cost of $8, resulting in the same net income of $4.)

Consulting fees ($34,573) in this quarter were virtually all for sales marketing management, as the seasonality period make this quarter less sales. Wages ($56,559) also include Christmas bonuses to key employees. Prima repaid $133,083 to ECI.

Management services for the Company were provided by Roland Langset, the President of the Company. During the six month period ended December 31, 2000 an aggregate of $45,000 was paid to Mr. Langset by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

As at December 31, 2000 the Company had a working capital surplus of $34,433. However, inasmuch as the Company had yet to reach profitability management anticipated that it will be required to raise additional funds, either by way of equity or debt financing, in order to be able to continue to satisfy the Company's ongoing obligations. In the short term the Company anticipated raising additional funds through the exercise of existing share purchase warrants and incentive stock options. See Schedule "B" – Supplementary Information" for details of the Company's outstanding warrants and options. The Company was also pursuing a number of alternative financing methods including, but not limited to, additional private placements however to date no formal arrangements have been reached.

Since last quarter the Company has continued to solidify its arrangement with ICI Glidden; initially shipping products to Glidden's retail outlets in the Greater Vancouver Lower Mainland region and more recently expanding throughout British Columbia. The Company has also begun distributing products to Color Your World, one of Glidden's subsidiaries. The Company expects to expand its sales eastward throughout Glidden's Canadian distribution network during the next several fiscal quarters.

The Company has also entered into non-exclusive distributorship arrangements with other distributors across Canada. Funding of these and other marketing initiatives is being sought through a private placement of shares in ECI Langley.

Envirocoat also recently entered into field test programs with two major building component manufacturers, a major "high-rise" condominium developer and Agriculture Canada Research Centre. In addition, preliminary introduction of Envirocoat's "chameleon" coat and the Ceramic InsulCoat R:E Interior product lines have been enthusiastically received by both industry and

consumers.

Gross sales by Envirocoat for the nine month period ended **March 31, 2001** were $238,676 resulting in a gross profit of $96,409. Net loss for such period after deducting general and administrative expenses but before minority interest was $606,875 and $294,251 after adjusting for the minority interest.

Consulting fees ($61,384) included payment for the marketing management again, but also now for financial and strategy management again.

Management services for the Company were again provided by Roland Langset, the President of the Company. During the nine month period ended March 31, 2001 an aggregate of $67,500 was paid to Mr. Langset by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

As at March 31, 2001 the Company had a working capital surplus of $11,307. Again, the Company did not yet reach profitability. The management still considered the necessity to raise finances, in order to be able to continue to satisfy the Company's ongoing obligations. In the short term the Company anticipated raising additional funds through the exercise of existing share purchase warrants and incentive stock options. See Schedule "B" – Supplementary Information" for details of the Company's outstanding warrants and options. The Company was also pursuing a number of alternative financing methods including, but not limited to, additional private placements however to date no formal arrangements have been reached.

Beside the ICI Glidden relationship, the Company has also entered into non-exclusive distributorship arrangements with other distributors across Canada. Funding of these and other marketing initiatives is being sought through a private placement of shares in ECI Langley.

Envirocoat also recently entered into field test programs with two major building component manufacturers, a major "high-rise" condominium developer and Agriculture Canada Research Centre. In addition, preliminary introduction of Envirocoat's "chameleon" coat and the Ceramic InsulCoat R:E Interior product lines have been enthusiastically received by both industry and consumers.

Subsequent Events

In the development of new products – specifically, these interior coatings – the seasonality of sales results will begin to smooth out. International sales are about to become a reality.

(signed) ***Roland J. Langset***

Roland J. Langset
President

02 NOV 21 AM ... 14

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ **Schedule A**
__X__ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	PRIMA DEVELOPMENTS LTD.
ISSUER'S ADDRESS:	200 - 20351 Duncan Way Langley, B.C. V3A 7N3
ISSUER TELEPHONE NUMBER:	(604) 532 - 5311
ISSUER FAX NUMBER:	(604) 532 - 5377
CONTACT PERSON:	ROLAND LANGSET
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 532 - 5311
FOR QUARTER ENDED:	June 30, 2002
DATE OF REPORT:	October 30, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Roland Langset"

ROLAND LANGSET

2002/10/30
DATE SIGNED (YY/MM/DD)

"Aaron Langset"

AARON LANGSET

2002/10/30
DATE SIGNED (YY/MM/DD)

PRIMA DEVELOPMENTS LTD.

Schedule "B" - Supplementary Information

JUNE 30, 2002

1. **Analysis of Expenses and Deferred Costs**

(a) Cost of Sales:

See Schedule 2 (Cost of Goods Sold and Consulting Fees) to the Company's audited financial statements for the fiscal year ended June 30, 2002 attached as Schedule "A".

(b) General and Administrative Expenses:

See the Consolidated Statement of Operations to the Company's audited financial statements for the fiscal year ended June 30, 2002 attached as Schedule "A". See also Schedule 2 (Cost of Goods Sold and Consulting Fees) to such financial statements for a breakdown of the amount presented in the Consolidated Statement of Operations for consulting fees.

2. **Related Party Transactions**

During the fiscal year ended June 30, 2002 a total of $289,650 (2001 - $221,165) was paid to parties not at arm's length to the Company in respect of management, administration and consulting fees. An additional $213,977 (2001 – $26,399) was paid to the Company's President during such period in respect of royalties payable on product sales shipped throughout Canada, the United States and the rest of the world. See "Discussion of Operations and Financial Condition" for further details regarding the consulting fees and royalties paid to the Company's President.

3. **Summary of Securities Issued and Options Granted During the Period**

(a) No shares were issued during the fiscal quarter ended June 30, 2002.

(b) No stock options were granted during the fiscal quarter ended June 30, 2002.

4. **Summary of Securities as at the End of the Reporting Period**

As at June 30, 2002:

(a) The authorized capital of the Company consisted of 100,000,000 common shares without par value.

(b) There were 15,255,600 common shares issued and outstanding.

(c) The following share purchase warrants and stock options were outstanding:

Number of Options/Warrants	Exercise Price/Share	Expiry Date
787,000 Options	0.30	April 12, 2005

Subject to regulatory approval, the Company has committed to acquiring all of the issued and outstanding Class B Series 1 and Class C Series 1 shares of ECI Envirocoatings (Canada) Inc. ("ECI Canada") in exchange for common shares of the Company calculated on the basis of the market price at the time of the exchange less a discount of 15% (subject to a minimum price of $0.15 per share). The purchase price for the Class B Series 1 and Class C Series 1 shares will be based on the respective redemption prices of such shares at the time of exchange.

As at June 30, 2002 there were a total of 1,253,074 non-voting Class B Series 1 shares and 1,253,074 non-voting Class C Series 1 shares of ECI Canada outstanding. See Note 9 to the audited financial statements for the fiscal year ended June 30, 2002 attached as Schedule "A" for further details of the issued and outstanding Class B Series 1 and Class C Series 1 shares of ECI Canada.

ECI Canada is the Canadian distributor of Envirocoat Technologies Inc.'s ceramic based paint and coatings products in which the Company holds a 49.7% controlling interest.

Save as aforesaid there were no options or convertible securities outstanding.

(d) There were 750,000 common shares held in escrow and no shares subject to a pooling agreement.

(e) The following individuals were directors and/or officers of the Company:

Roland L. Langset	-	President and Director
Aaron Langset	-	Director
Donald Smith	-	Director
Leeann Payne	-	Secretary.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

PRIMA DEVELOPMENTS LTD.

ANNUAL REPORT FOR THE FISCAL YEAR ENDED JUNE 30, 2002

Description of business

The Company holds a 49.7% ownership interest in Envirocoat Technologies Inc. ("Envirocoat"), a private company which holds proprietary rights to the Ceramic InsulCoat R:E Permanent Coatings System, a ceramic-based coating system designed to provide a full-bodied weatherproof protective shield or membrane over any exposed surface which refracts sunlight and seals out rain, ice, snow or moisture and adding a thermal barrier to any wall system thus lowering energy consumption. A new *interior* line of Ceramic InsulCoat R:E Paint and Coatings System has been introduced to the market. These products are distributed in Canada by ECI Envirocoatings (Canada) Inc. ("ECI Canada"), a subsidiary of Envirocoat.

Discussion of Operations and Financial Condition

Gross sales by Envirocoat and ECI for the fiscal year ended June 30, 2002 were $1,219,107 representing a 181% increase in sales over the previous fiscal year ended June 30, 2001 ($433,260). This increase in sales is largely attributable to the Company's growing distribution relationship with ICI Glidden, one of the largest paint and coatings conglomerates in the world, as well as a new distribution relationship for China. See "Financings, Principal Purposes and Milestones" below for a description of ECI Canada's nationwide purchasing agreement with ICI Canada Inc. ("ICI Canada"), the Canadian operation of ICI Glidden, and its new exclusive distribution arrangement for China.

Gross profit for the fiscal year ended June 30, 2002 also increased $412,420 or 274% to $562,820 over the previous fiscal year ended June 30, 2001 ($150,400) due primarily to the increased sales with ICI Canada which resulted in ETI receiving larger volume discounts on purchases of bulk raw materials and hence improved profit margins. On a percentage basis gross profit increased from 34.17% of gross sales in 2001 to 46.17% of gross sales in 2002.

However, after deducting general and administrative expenses, the Company incurred a net loss for the fiscal year ended June 30, 2002 of $856,803 compared to a net loss of $881,439 for the fiscal year ended June 30, 2001. (See Note 10 of the Company's audited financial statements for the fiscal year ended June 30, 2002 attached as Schedule "A" for an explanation as to why no allowance has been assigned to the minority interest). Higher consulting and management fees, employee wages and benefits, marketing costs and royalty payments made up the bulk of the additional general and administrative expenses.

Consulting fees related to sales and marketing costs and general business advice increased $153,839 or 87.15% to $330,351 for the fiscal year ended June 30, 2002 over the previous fiscal year ended June 30, 2001 ($176,512) due primarily to the hiring of additional consultants and independent contractors to assist in the implementation of ECI Canada's nationwide purchasing arrangement with ICI Canada as well as increased sales and marketing efforts into the United States and internationally.

Wages and employee benefits increased $38,913 from $219,584 for fiscal year ended June 30, 2001 to $258,497 for the fiscal year ended June 30, 2002 or 17.72% reflecting a change in the status of certain personnel from independent subcontractors to employees of the Company and increased wages paid to other employees of the Company.

Management services for the Company were provided by JL & Associates Ltd., a management consulting company owned by Roland J. Langset, the President of the Company. During the fiscal year ended June 30, 2002 an aggregate of $160,370 was paid to JL & Associates Ltd. by the Company, Envirocoat and ECI Canada collectively representing an increase of $70,370 over the previous fiscal year ended June 30, 2001 ($90,000). This increase is a reflection of the additional time and management services and responsibilities being provided by JL & Associates Ltd. in connection with the Company's expansion into the United States and internationally.

Direct advertising and promotional costs also increased 19.40% to $131,267 in 2002 over the previous fiscal year ended June 30, 2001 ($109,916) as a result of the Company's increased marketing efforts to solidify its relationship with ICI Glidden and promote its products internationally.

Royalty payments to the Company's President also increased from $26,399 for the fiscal year ended June 30, 2001 to $213,977 for the fiscal year ended June 30, 2002. While a large portion of this increase is attributable to the increased sales volumes generated by ETI during the period, a significant portion of the increase was due to the one time payment of outstanding royalties which were earned in previous fiscal years but not accounted for and paid until the current fiscal year due to past cash flow considerations. All royalty payments due to the Company's President up to June 30, 2002 have now been paid.

Professional fees, on the other hand, decreased 67.72% from $93,460 in 2001 to $30,171 in 2002.

The Company did not undertake any investor relations activities during the fiscal year ended June 30, 2002.

In 1993 the Company's then wholly owned U.S. subsidiary Paladin Fuel Technology, Inc. received a notice of violation from the Kentucky Department of Environmental Protection in respect of the disposal of waste products and coal slurry onto certain lands owned by the U.S. Subsidiary in Shelby County, Kentucky. In 1995 the Commonwealth of Kentucky commenced an action against the U.S. Subsidiary in respect of unpaid property taxes on the Lands. The Company understands that the U.S. Subsidiary was subsequently dissolved by the Secretary of the State of Delaware for failure to pay its annual taxes. None of the Company's current directors or officers were involved with the previous activities of Paladin, however, it is current management's understanding that Paladin was transferred to a third party prior to its being dissolved and accordingly the Company takes the position that it is not responsible for any debts or liabilities of the U.S. Subsidiary. There is a risk, however, that a court could hold otherwise in which event it is management's understanding that the current value of the Lands approximates the estimated costs of reclamation and any outstanding property taxes.

Financings, Principal Purposes and Milestones

During the fiscal year ended June 30, 2002 a total of 5,476,193 common shares were issued at prices of $0.14 and $0.18 per share for gross proceeds of $815,334 pursuant to the exercise of outstanding share purchase warrants. These proceeds have been allocated primarily to increase production capacity, fund increased advertising and marketing costs and for general working capital purposes.

On March 8, 2002, after 8 months of product evaluation and 18 months of regional sales trials, ECI Canada entered into a purchasing agreement with ICI Canada (the "Purchasing Agreement") authorizing ECI Canada to distribute Envirocoat's products throughout ICI Canada's 262 retail outlets across Canada operating under the ICI Glidden and Color Your World names. ICI Canada is the Canadian operation of ICI Glidden, one of the largest paint and coatings companies in the world with retail outlets in over 66 countries, 44,000 employees and annual gross sales of almost US$4 billion. The Purchasing Agreement is for an initial term of one year expiring April 1, 2003 (to be renegotiated by January 2003) and includes "standard" payment terms and volume rebates based on total annual sales. In September, 2002 ECI Canada received the initial purchase order under the Purchasing Agreement and is now in the process of shipping comprehensive launch packages to 262 home decorating retail outlets across Canada.

In addition to its marketing and distribution efforts in Canada, the Company continues to allocate increasing sales and marketing resources towards the large United States market and internationally.

In and about May, 2002 ECI Canada entered into a major distribution agreement for the sale of ETI's product in China. Following six months of product evaluation, ETI's products have passed the tough new standards required by the Chinese government thus permitting ETI's high performance thermal barrier product line for use in the national construction industry. The distribution agreement is for an initial term of two years and grants the distributor, an international trading company based in Shanghai, China, the exclusive right to distribute ETI's products throughout China subject to certain minimum purchase volumes. Under the terms of the agreement the distributor must purchase a minimum of US$5,000,000 of product during an initial 6 month trial period and US$10,000,000 per annum thereafter. Actual purchases shall be made by way of purchase order and must be paid for in full in advance unless satisfactory alternative arrangements such as letters of credit are posted and agreed to by ECI Canada. In June, 2002 ECI Canada has received an initial purchase orders for 3 container loads of ETI's products for shipment to China totalling approximately $260,000. In October, 2002 ECI Canada received a second purchase order for an additional 3 container loads totalling $260,000, all of which have now been shipped.

Liquidity and Solvency

As of June 30, 2002 the Company had a working capital surplus of $188,925 and although the Company continues to experience consistent sales increases on a month over month basis the Company has yet to reach a breakeven point. The Company anticipates that it will continue to require additional capital injections to fund the increased production and marketing costs necessary to achieve profitability. In the short term the Company anticipates raising capital through the sale of equity by way of one or more private placements. If necessary, however, the Company is confident that, given its track record and growing sales with ICI Canada and internationally, it would now qualify for banking financing at favourable rates to finance future growth. The Company understands the increase in revenue required to create a break-even situation, and is confident that its Canada wide purchasing agreement with ICI Canada and its new distribution agreement for China has the potential to enable the Company to achieve profitability.

(signed) Roland J. Langset

Roland J. Langset
President

02 NOV 21 AM 11:25

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ **Schedule A**
__X__ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: PRIMA DEVELOPMENTS LTD.

ISSUER'S ADDRESS: 200 - 20351 Duncan Way
Langley, B.C.
V3A 7N3

ISSUER TELEPHONE NUMBER: (604) 532 - 5311
ISSUER FAX NUMBER: (604) 532 - 5377

CONTACT PERSON: ROLAND LANGSET

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER: (604) 532 - 5311

FOR QUARTER ENDED: June 30, 2001

DATE OF REPORT: November 8, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

(signed) *ROLAND LANGSET* — 2001/11/08
NAME OF DIRECTOR — DATE SIGNED (YY/MM/DD)

(signed) *AARON LANGSET* — 2001/11/08
NAME OF DIRECTOR — DATE SIGNED (YY/MM/DD)

PRIMA DEVELOPMENTS LTD.

Schedule "B" - Supplementary Information

JUNE 30, 2001

1. (a) **Breakdown of Cost of Sales and General and Administrative Expenses:**

(i) Cost of Sales:

See Schedule 2 (Schedule of Cost of Goods Sold and Consulting Fees) to the audited financial statements for the year ended June 30, 2001 attached as Schedule “A”.

(ii) General and Administrative Expenses:

See Consolidated Statement of Operations to the audited financial statements for the year ended June 30, 2001 attached as Schedule "A". See also Schedule 2 (Schedule of Cost of Goods Sold and Consulting Fees) to such audited financial statements for a breakdown of the amount presented in such Consolidated Statement of Operations for consulting fees.

(b) **Aggregate Expenditures to parties not at arm's length to the Company:**

During the fiscal year ended June 30, 2001 a total of $226,665 was paid to parties not at arm's length to the Company in respect of management and consulting fees (as to $90,000), salaries (as to $131,165) and directors’ fees (as to $5,500). An additional $26,399 was paid to the Company’s President during such fiscal year in respect of royalties payable on product sales shipped throughout Canada, the United States and the rest of the world.

2. (a) During the fiscal year ended June 30, 2001 the following shares in the capital stock of the Company were issued:

Date of Issue	Type of Shares	Type of Issue	No. of Shares	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
June 14, 2001	Common	Exercise of warrants	11,905	$0.14	$1,667	Cash	Nil
June 25, 2001	Common	Exercise of warrants	28,572	$0.14	$4,000	Cash	Nil
June 25, 2001	Common	Exercise of warrants	265,000	$0.18	$47,700	Cash	Nil
June 27, 2001	Common	Exercise of warrants	14,667	$0.14	$2,053	Cash	Nil

(b) No stock options were granted during the fiscal year ended June 30, 2001.

3. As at June 30, 2001:

(a) the share capital of the Company consisted of the following:

Authorized

100,000,000 common shares without par value;

Issued and Outstanding

9,779,407 common shares

(b) the following share purchase warrants and stock options were outstanding:

Number of Options/Warrants	Exercise Price/Share	Expiry Date
1,236,667 Warrants	0.18	September 20, 2001
4,239,526 Warrants	0.14	March 27, 2002
787,000 Options	0.30	April 12, 2005

Subject to regulatory approval, holders of 229,200 preferred shares of ECI Envirocoatings (Canada) Inc. ("ECI") have been granted the right to exchange their preferred shares in ECI for common shares of the Company calculated on the basis of the market price at the time of the exchange less a discount of 15% (subject to a minimum price of $0.15 per share).

ECI is the Canadian distributor of Envirocoat Technologies Inc.'s ceramic based products in which the Company holds a 49.7% controlling interest.

Save as aforesaid there were no options or convertible securities outstanding.

(c) there were 750,000 common shares held in escrow.

Save as aforesaid there were no shares subject to a pooling agreement.

(d) the following individuals were directors and/or officers of the Company:

Roland L. Langset	-	President and Director
Aaron Langset	-	Director
Donald Smith	-	Director
Leeann Payne	-	Secretary

SCHEDULE C: MANAGEMENT DISCUSSION

PRIMA DEVELOPMENTS LTD.

REPORT FOR THE FISCAL YEAR ENDED JUNE 30, 2001

Description of business

The Company currently holds a 49.7% ownership interest in Envirocoat Technologies Inc. ("Envirocoat"), a private company which holds proprietary rights to the Ceramic InsulCoat R:E Permanent Coatings System, a ceramic-based coating system designed to provide a full-bodied weatherproof protective shield or membrane over any exposed surface which refracts sunlight and seals out rain, ice, snow or moisture and adding a thermal barrier to any wall system thus lowering energy consumption. A new *interior* line of Ceramic InsulCoat R:E Paint and Coatings System has been introduced to the market. These products are distributed in Canada by ECI Envirocoatings (Canada) Inc. (formerly ECI Envirocoatings (Langley) Inc.), a subsidiary of Envirocoat.

Activity

Gross sales by Envirocoat for the fiscal year ended June 30, 2001 were $433,260 (2000 - $360,067) resulting in a gross profit of $150,400 (2000 - $229,250). Net loss for such period after deducting general and administrative expenses but before minority interest was $881,439 (2000 - $654,593) and $881,439 (2000 - $608,236) after adjusting for the minority interest. (See Note 10 of the Financial Statements for an explanation as to why no allowance was assigned to the minority interest for June 30, 2001.)

The increase of sales over the last year (20.33%) reflects the beginning of our partnership with one of the world's largest paint and coatings conglomerates, ICI Glidden. Shipment of product in liters increased by 28.66%. As is to be expected in a change from contractor wholesale to global distributors, the gross profit has declined. This year it was 34.72% (2000 – 63.67%). The company understands the increase in revenue required to create a break-even situation, and is confident that the global distribution soon to be a reality has this growth potential. (The partner has distribution in over 60 countries around the world.)

Consulting fees ($176,512) represented payment predominantly to marketing and strategy management (74.77%). The next most significant item within that expense is the project consulting (18.53%) which relates to field trials and testing of the product. Six full time staff and three part time staff – the newest one in production – account for the wages of $219,584. The increase over the previous year (158,520) of 38.53% is a result of the increased production and distribution sales. The 260% increase in advertising and promotion ($109,916; 2000 - $41,775) showed the company's concerted effort to promote its product. Weekly radio shows were executed, and a number of trade shows were attended.

Management services for the Company were provided by Roland Langset, the President of the Company. During the fiscal year period ended June 30, 2001 an aggregate of $90,000 was paid to Mr. Langset (2000 - $97,000) by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

Financing

During the fiscal year ending June 30, 2001, outstanding warrants, issued in connection with an earlier private placement, to purchase 353,477 common shares for $0.174 per unit were exercised. The proceeds were used primarily for increased production capacity, and to fund increased advertising and marketing.

During the year, the subsidiary of Envirocoat Technologies Ltd., ECI Envirocoatings (Canada) Inc., raised a total of $663,938 by way of an offering memorandum. These funds were used to increase production capacity, develop point of sale marketing displays and a public awareness advertising program, train sales and applicator personnel, and fund working capital.

Subsequent Events

During the year, the directors approved an increase in production capacity at the Western Canadian factory of their subsidiary, Envirocoat Technologies Inc. This expansion will include the addition of necessary equipment plus an increase of raw materials to allow an annual production level of 13.2 million dollars calculated on average wholesale prices.

Toward this end, and in working toward a profitable future, a holding tank has been acquired to enable significantly larger bulk ordering of its most expensive component. This results in a savings of 20% of the product cost.

The company has subsequently listed on the Frankfurt, Germany exchange (PDV-FRANKFURT), to further promote its world vision.

International sales, while immaterial on the current financial statements, began shortly after the year end.

(signed)

Roland J. Langset

Roland J. Langset
President

02 NOV 21 AM 11:25

FORM 61

QUARTERLY REPORT

INCORPORATED AS PART OF: ___X___ SCHEDULE A

________ SCHEDULE B & C

(Place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER PRIMA DEVELOPMENTS LTD.

ISSUER'S ADDRESS 200 – 20351 DUNCAN WAY
L ANGLEY, B.C. V3A 7N3

ISSUER TELEPHONE NUMBER (604) 532-5311
ISSUER FAX NUMBER (604) 532-5377

CONTACT PERSON ROLAND LANGSET

CONTACT POSITION PRESIDENT

CONTACT TELEPHONE NUMBER (604) 532-5311

FOR QUARTER ENDED SEPTEMBER 30, 2001

DATE OF REPORT NOVEMBER 22, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"ROLAND LANGSET"	01/11/22
NAME OF DIRECTOR	**DATE SIGNED(YY/MM/DD)**
"AARON LANGSET"	01/11/22
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

(Signatures for this form should be entered in TYPED form)

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

UNAUDITED – PREPARED BY MANAGEMENT

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

Exhibit A

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2001

ASSETS

	2001	2000
CURRENT		
Cash	$ 131,665	$ 69,517
Barter trade currency (Note 4)	4,290	
Accounts receivable	131,190	80,856
Inventory	41,237	44,699
Prepaid expenses	2,412	2,412
	310,794	197,484
CAPITAL ASSETS (Schedule 2)	34,885	35,996
PATENTS & FORMULAS, net of amortization	5,755	8,671
	351,434	$ 242,151

LIABILITIES

	2001	2000
CURRENT		
Payables & accruals	$ 249,953	$ 47,793
Current portion of promissory notes (Note 7)	1,300	16,512
Due to related parties (Note 5)	40,065	40,065
	291,318	104,370
DUE TO AN AFFILIATE (Note 6)	67,150	206,971
PROMISSARY NOTE (Note 7)	-	1,300
DEBT INSTRUMENTS (Note 8)	933,138	81,529
MINORITY INTEREST (Note 9)	-	-

SHARE CAPITAL & DEFICIT

	2001	2000
SHARE CAPITAL (Note 10)	5,496,520	5,180,433
DEFICIT	(6,436,692)	(5,334,152)
	(940,172)	(153,719)
	$ 351,434	$ 242,151

APPROVED BY THE DIRECTORS:

"Roland Langset" Director

"Aaron Langset" Director

Exhibit B

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2001

	2001	2000
DEFICIT, beginning of period	$ (6,350,871)	$ (5,271,374)
NET LOSS FOR THE PERIOD	(85,821)	(62,778)
DEFICIT, end of period	$ (6,436,692)	$ (5,334,152)

Exhibit C

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF EARNINGS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2001

	2001	2000
SALES (Schedule 3)	$ 253,413	$ 155,661
COST OF SALES (Schedule 1)	77,071	72,326
GROSS PROFIT	176,342	83,335
EXPENSES		
Advertising & promotion	29,160	18,565
Amortization	2,523	3,289
Auto & travel	11,168	10,141
Bank charges & interest	18,544	14,313
Commission	234	-
Consulting fees (Schedule 3)	45,389	47,825
Filing fees	9,191	1,212
Management fees	23,600	15,000
Office & miscellaneous	11,971	7,899
Professional fees	531	11,032
Rent	22,995	22,697
Repairs & maintenance	250	500
Research & development	671	1,688
Revenue participation fees	1,731	-
Royalties	16,952	-
Subcontractors	6,044	13,650
Telephone & utilities	5,311	4,622
Wages & employee benefits	55,988	49,178
	262,253	221,611
LOSS FROM OPERATIONS	(85,911)	(138,276)
OTHER		
Interest income	90	1,096
LOSS BEFORE MINORITY INTEREST	(85,821)	(137,180)
MINORITY INTEREST (Note 9)	-	74,402
NET LOSS FOR THE PERIOD	(85,821)	(62,778)
LOSS PER SHARE	.008	.007

Exhibit D

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2001

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	$ 225,183	$ 208,869
Interest earned	90	1,096
Cash paid to suppliers & employees	(326,888)	(391,430)
Bank charges & interest paid	(18,544)	(14,313)
Net loss paid by minority interest	-	74,402
	(120,159)	(121,376)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	(2,400)	-
Payments to minority interest	-	-
	(2,400)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issue of common shares	254,667	-
Payments to an affiliate	(1,300)	-
Receipts from an affiliate	-	163,372
Payments to a related party	(27,023)	(23)
Payments on promissary notes	(4,295)	(10,542)
	222,049	152,807
INCREASE IN CASH	99,490	31,431
CASH AT BEGINNING OF PERIOD	32,175	38,086
CASH AT END OF PERIOD	131,665	69,517

Schedule 1

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED SCHEDULE OF COST OF SALES

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2001

	2001	2000
COST OF SALES		
Raw materials	$ 39,282	$ 36,974
Finished goods	36,292	34,160
Freight	827	333
Shop expenses	670	859
TOTAL COST OF SALES – Exhibit "C"	$ 77,071	$ 72,326

Schedule 2

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED CAPITAL ASSETS AND ACCUMULATED AMORTIZATION

SEPTEMBER 30, 2001

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	AMORTIZATION
COMPUTER				
Opening Balance	$ 8,503	$ 6,593	$ 1,910	
Provision	-		(143)	$ 143
Closing Balance	8,503	6,736	1,767	
OFFICE FURNITURE AND EQUIPMENT				
Opening Balance	29,472	16,918	12,554	
Provision	-		(628)	628
Closing Balance	29,472	17,546	11,926	
AUTOMOBILE				
Opening Balance	7,540	4,635	2,905	
Provision	-		(218)	218
Closing Balance	7,540	4,853	2,687	
LEASEHOLDS				
Opening Balance	13,601	13,601	-	
Provision	-		-	-
Closing Balance	13,601	13,601	-	
MANUFACTURING EQUIPMENT				
Opening Balance	69,825	52,809	17,016	
Additions	2,400	-	2,400	
Provision	-		(911)	911
Closing Balance	72,225	53,720	18,505	
Total to Sept. 30, 2001	$ 131,343	$ 96,456	$ 34,885	$ 1,900

Schedule 3

PRIMA DEVELOPMENTS LTD.

CONSULTING FEES & SEGMENTED DISCLOSURE

SEPTEMBER 30, 2001

CONSULTING FEES CONSIST OF THE FOLLOWING:

	2001	2000
Sales and marketing	$ 36,207	$ 42,825
Project consulting	-	2,500
Business consulting	9,182	2,500
	$ 45,389	$ 47,825

REVENUES FROM EXTERNAL CUSTOMERS:

British Columbia	$ 148,280
Alberta	2,042
Manitoba	1,327
Saskatchewan	716
Yukon Territories	150
Total Canada	$ 152,515
North Carolina	$ 59,552
Washington	3,151
Texas	718
Total United States	$ 63,421
Venezuela	$ 37,477
Total International	$ 37,477
TOTAL REVENUES	$ 253,413

Cost of sales and operating expenses are prorated on a consistent basis across all revenue sources, so consequently have not been disclosed herein.

PRIMA DEVELOPMENTS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

NOTE 1 BUSINESS DESCRIPTION

The Company is listed on the Canadian Venture Exchange and has a controlling interest in two companies. One company, Envirocoat Technologies Inc. (ETI) manufactures a proprietary ceramic based coating system designed to provide a full bodied waterproof protective shield or membrane over any exposed surface, which reflects sunlight and seals out rain, ice, snow, or moisture. The second company ECI Envirocoatings (Canada) Inc. (ECI), (formerly, ECI Envirocoatings (Langley) Inc.) is the Canadian distributor of the product.

NOTE 2 GOING CONCERN CONSIDERATION

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than normal course of business and at amounts different from those in the accompanying financial statements.

Because of the ongoing operating losses of the past years and the negative working capital, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operation.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of Prima Developments Ltd. (the "Company" or "Prima") and its 49.7% owned subsidiaries, Envirocoat Technologies Inc. ("ETI") and ECI Envirocoatings (Canada) Inc. ("ECI") (Note 14). All significant intercompany accounts and transactions have been eliminated in consolidation.

a) Inventory

Inventory is valued at the lower of cost and net realizable value.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Capital Assets

Capital assets are recorded at cost and are amortized in the following manner:

Computer	30% Declining Balance
Office Furniture	20% Declining Balance
Manufacturing Equipment	20% Declining Balance
Automobile	30% Declining Balance
Leasehold Improvements	3 Years Straight Line
Patent and Formulas	10 Years Straight Line

In the year of acquisition, amortization is calculated at one-half of the above-noted rates.

c) Loss Per Share

Loss per share has been computed based on the weighted average number of common shares outstanding.

d) Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4 BARTER TRADE CURRENCY

Barter trade currency consists of barter trade dollars held on a North American barter trade exchange, which consists of a membership who purchases or sells goods or services using an alternate currency. Each unit of barter trade currency is equal in value to the Canadian dollar. The barter trade currency held is restricted in that it may only be used to purchase goods or services from other members of that exchange.

NOTE 5 DUE TO RELATED PARTIES

Due to related parties represent amounts payable to directors and are without interest and specific terms of repayment.

NOTE 6 DUE TO AN AFFILIATE

This amount is due to an affiliated company controlled by a group of shareholders of the Company. This amount does not carry any interest nor have any specific terms of repayment.

NOTE 7 PROMISSORY NOTES

Promissory notes represent a series of notes bearing interest at 10% annually. These notes are repaid monthly and have various end dates.

	2001	2000
Promissory notes	$ 1,300	$ 17,812
Less: Current portion	(1,300)	(16,512)
	$ -	$ 1,300

NOTE 8 DEBT INSTRUMENT

ECI Envirocoatings (Canada) Inc., the second company in which the company owns a controlling interest has raised capital in the year through two offerings. The first was an offering of preference shares that are redeemable and retractable at the holder's option. In the year a portion of the shares have been redeemed. The second offering was for units which consist of non-voting Class B and Class C shares. The Class B shares are redeemable, carry a fixed annual cumulative dividend of $0.02 per share and are convertible to Class A shares. Their value is nominal. The Class C shares are non-voting, carry no dividend rights, and are to be redeemed at a rate of 10% per annum.

The ECI preference shares and Class C shares noted above meet the definition of a financial liability under Section 3860 of the CICA Handbook and as such have been accounted for as a debt instrument on the consolidated financial statements.

NOTE 9 MINORITY INTEREST

The minority interest in the losses of ETI and ECI for the three month period ended September 30, 2000 and 2001 have been recognized to the extent they reduce the value of the non-controlling interest's common shares to nil. Where the losses applicable to the minority interest of ETI exceed the minority interest in the common shares and equity financial instruments of ETI, the excess and any further losses applicable to the minority interest have been allocated solely to the parent's interest. Subsequent earnings shall be allocated entirely to the parent's interest until such previously absorbed losses are recovered.

The June 30, 2000 financial statements included a deposit on shares in ECI in the minority interest as it was thought to represent an equity instrument at that time. In the 2001 fiscal year this deposit on shares was converted to ECI Preferred shares that were redeemable and retractable, as well as promissory notes. As these have been accounted for as a debt instrument in the current year (see note 9) the balance in minority interest in the prior period has been restated. The effect of the change reduces the amount of the loss for the 2000 fiscal year that was attributed to the minority interest.

NOTE 10 SHARE CAPITAL

a) Share capital is represented by the following:

Authorized: 100,000,000 Common Shares, no par value

Issued for:	2001 NUMBER OF SHARES	VALUE	2000 NUMBER OF SHARES	VALUE
Balance, Beginning of Period	9,779,407	$ 5,241,853	9,425,930	$ 5,180,433
Issued for cash Private Placement	1,456,191	254,667	-	-
Balance, end of year	11,235,598	$ 5,496,520	9,425,930	$ 5,180,433

NOTE 11 SHARE CAPITAL (Continued)

b) Escrow shares

In the 2000 fiscal year the company issued a total of 750,000 performance shares to its President and Director in consideration for reorganizing efforts. Under the terms of the escrow agreement, release from escrow shall be made on the basis of cash flow from operations in accordance with the rules and policies of the regulatory authorities. Any shares not released from escrow within 10 years (March 17, 2010) shall be cancelled.

c) Warrants

During the three month period ended September 30, 2001 1,270,000 warrants were exercised at $0.18. Also, 186,191 warrants were exercised at $0.14.

Number of Warrants	Excise Price	Expiry Date
4,053,335	$ 0.14	March 27, 2002

d) Stock Options

At June 30, 2000 the company issued 787,000 stock options to certain directors, officers and employees to purchase up to 787,000 common shares at $0.30 per share. The options expire April 12, 2005.

Subject to regulatory approval, holders of 229,200 preferred shares of ECI Envirocoatings (Canada) Inc. have been granted the right to exchange their preferred shares in ECI for common shares of the company calculated on the basis of the market price at the time of the exchange less a discount of 15% subject to a minimum price of $0.15 per share.

NOTE 12 RELATED PARTY TRANSACTIONS

a) During the period, $22,500 (2000-$15,000) was paid to a director or to companies controlled by a director for management fees, administration and consultation services.

b) During the period, $16,952 (2000-$NIL) was paid or payable to a director of the Company for royalties as described in Note 16 (a).

c) During the year, $32,791 (2000-$30,200) of salaries and consulting fees were paid to certain directors and officers of the Company.

NOTE 13 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities consist of cash, accounts receivable, GST payable, payables and accruals, due to related parties and debt instruments, the terms and conditions of which have been described in the notes.

Price Risk Management

Currency Risks

The Company sells its products internationally, giving rise to exposure to currency risks from changes in foreign exchange rates. Since the Company does not have any significant international trading, it does not use derivative financial instruments or borrow a portion of its funds in U.S. dollars to reduce foreign currency risks.

Credit Risk Management

Credit risk arises from the potential that a debtor will fail to perform its obligations. The Company is subject to credit risk through its accounts receivable. The company does not have any formal credit policy to reduce this risk. The company does not have a significant exposure to any individual customer. Therefore, the concentration of credit risk is not considered to be significant.

The Company is also subject to credit risk through its cash. However, the cash is placed in a well-capitalized, high quality financial institution. Accordingly, concentration of credit risk is considered to be minimal.

NOTE 13 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Interest Rate Risk

Interest rate risk is the risk to the Company's earnings that would arise from fluctuations in interest rates and would depend on the volatility of these rates. The Company's borrowings from external parties are minimal and are done at a fixed interest rate; accordingly, its interest rate risk is not considered to be significant.

NOTE 14 SIGNIFICANT EVENTS

a) Effective June 4, 1998, and pursuant to the terms of the conversion agreement dated November 20, 1996 with "ETI", "Prima" acquired 2,436,031 newly issued shares of "ETI" representing 51% of all the issued shares. The consideration consisted of $25,700, which had been a loan to "ETI".

Since the transaction was between related parties and it resulted in "Prima" owning 51% of "ETI's" common shares, this business combination has been accounted for as an acquisition of the assets and liabilities of "ETI" by "Prima" (purchase method). "ETI" manufactures coatings as described in Note 1. Subsequent to the business combination between Prima and ETI, common shares were issued from treasury by ETI, which has reduced Prima's ownership interest in ETI to 49.7%. As Prima continues to control ETI, the business combination continues to be accounted for as a consolidation with Prima as the parent company.

Application of purchase method accounting for the business combination:

(i) All "ETI's" and its subsidiary's assets and liabilities are included in the consolidated financial statements at their fair market values at the effective date of the transaction.

NOTE 14 SIGNIFICANT EVENTS (Continued)

(ii) For purposes of this transaction, the deemed consideration paid by "Prima" for 2,436,031 common shares of "ETI" is $25,700.

Cash	$ 208
Accounts receivable	18,203
GST receivable	15,190
Inventory	22,000
Prepaid expenses	2,412
Due from an affiliate	57,293
Capital Assets	40,862
Patents and Formulas	13,259
Accounts payable	(67,765)
Due to related parties	(27,426)
	74,236
Less: minority interest	(48,536)
	$ 25,700

NOTE 15 INCOME TAXES

The Company has losses carried forward for income tax purposes for deduction against future years' taxable income. The losses carried forward expire in the fiscal years ending as follows:

	"ECI"	"ETI"	"Prima"
2002	$ -	$ 205,608	$ 97,362
2003	-	75,000	-
2004	-	217,000	96,488
2005	-	428,000	122,411
2006	135,368	392,718	161,604
2007	237,687	1,469,030	378,454
2008	549,657	232,166	90,205
	$ 922,712	$3,019,522	$ 946,524

PRIMA DEVELOPMENTS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

NOTE 16 COMMITMENTS

a) "ETI" is committed to pay Royalties to a director as follows:

1) $0.37 per litre of all products manufactured and shipped from any and all primary manufacturing facilities owned in whole or in part by "ETI" or any and all production facilities under any type of agreement with "ETI" anywhere in the world;

2) 4.8% of total sales of all products and services from all factories or authorized regional outlets located in Canada or the United States of America;

3) 9.5% of total billings calculated in U.S. funds for all products passing through such entity as is set up as an international distributor including the United States of America and all other foreign countries.

NOTE 17 CONTINGENT LIABILITY

In 1993 the Company's then wholly owned U.S. subsidiary Paladin Fuel Technology, Inc. received a notice of violation from the Kentucky Department of Environmental Protection in respect of the disposal of waste products and coal slurry onto certain lands owned by the U.S. Subsidiary in Shelby County, Kentucky. In 1995 the Commonwealth of Kentucky commenced an action against the U.S. Subsidiary in respect of unpaid property taxes on the Lands. The Company understands that the U.S. Subsidiary has been subsequently dissolved by the Secretary of the State of Delaware for failure to pay its annual taxes. None of the Company's current directors or officers were involved with the previous activities of Paladin, however, it is current management's understanding that Paladin was transferred to a third party prior to its being dissolved and accordingly the Company takes the position that it is not responsible for any debts or liabilities of the U.S. Subsidiary. There is a risk, however, that a court could hold otherwise in which event it is management's understanding that the current value of the Lands is in excess of the estimated costs of reclamation and any outstanding property taxes.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ **Schedule A**
__X__ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	PRIMA DEVELOPMENTS LTD.
ISSUER'S ADDRESS:	200 - 20351 Duncan Way Langley, B.C. V3A 7N3
ISSUER TELEPHONE NUMBER:	(604) 532 - 5311
ISSUER FAX NUMBER:	(604) 532 - 5377
CONTACT PERSON:	ROLAND LANGSET
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 532 - 5311
FOR QUARTER ENDED:	September 30, 2001
DATE OF REPORT:	November 22, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

(signed) *ROLAND LANGSET* NAME OF DIRECTOR	2001/11/22 DATE SIGNED (YY/MM/DD)
(signed) *AARON LANGSET* NAME OF DIRECTOR	2001/11/22 DATE SIGNED (YY/MM/DD)

PRIMA DEVELOPMENTS LTD.

Schedule "B" - Supplementary Information

SEPTEMBER 30, 2001

1. **Analysis of Expenses and Deferred Costs**

(a) Cost of Sales:

See Schedule 1 (Consolidated Schedule of Cost of Sales) to the unaudited financial statements for the three month period ended September 30, 2001 attached as Schedule "A".

(b) General and Administrative Expenses:

See Consolidated Statement of Earnings to the unaudited financial statements for the three month period ended September 30, 2001 attached as Schedule "A". See also Schedule 3 (Consulting Fees and Segmented Disclosure) to such financial statements for a breakdown of the amount presented in such Consolidated Statement of Earnings for consulting fees.

2. **Related Party Transactions**

During the three month period ended September 30, 2001 a total of $55,291 (2000 - $45,200) was paid to parties not at arm's length to the Company in respect of management, administration and consulting fees as to $22,500 (2000 - $15,000) and salaries as to $32,791 (2000 - $30,200). An additional $16,952 (2000 – Nil) was paid to the Company's President during such period in respect of royalties payable on product sales shipped throughout Canada, the United States and the rest of the world.

3. **Summary of Securities Issued and Options Granted During the Period**

(a) During the three month period ended September 30, 2001 the following shares in the capital stock of the Company were issued:

Date of Issue	Type of Shares	Type of Issue	No. of Shares	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
July 24, 2001	Common	Exercise of warrants	19,048	$0.14	$2,666.72	Cash	Nil
Aug 30, 2001	Common	Exercise of warrants	155,238	$0.14	$21,733.32	Cash	Nil
Aug 30, 2001	Common	Exercise of warrants	1,270,000	$0.18	$228,600	Cash	Nil
Sep 10, 2001	Common	Exercise of warrants	11,905	$0.14	$1,666.70	Cash	Nil

(b) No stock options were granted during the three month period ended September 30, 2001.

4. **Summary of Securities as at the End of the Reporting Period**

As at September 30, 2001:

(a) The authorized capital of the Company consisted of 100,000,000 common shares without par value.

(b) There were 11,235,598 common shares issued and outstanding.

(c) The following share purchase warrants and stock options were outstanding:

Number of Options/Warrants	Exercise Price/Share	Expiry Date
4,053,335 Warrants	0.14	March 27, 2002
787,000 Options	0.30	April 12, 2005

Subject to regulatory approval, holders of 229,200 preferred shares of ECI Envirocoatings (Canada) Inc. ("ECI") have been granted the right to exchange their preferred shares in ECI for common shares of the Company calculated on the basis of the market price at the time of the exchange less a discount of 15% (subject to a minimum price of $0.15 per share).

ECI is the Canadian distributor of Envirocoat Technologies Inc.'s ceramic based products in which the Company holds a 49.7% controlling interest.

Save as aforesaid there were no options or convertible securities outstanding.

(d) There were 750,000 common shares held in escrow and no shares subject to a pooling agreement.

(e) The following individuals were directors and/or officers of the Company:

Roland L. Langset	-	President and Director
Aaron Langset	-	Director
Donald Smith	-	Director
Leeann Payne	-	Secretary.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

PRIMA DEVELOPMENTS LTD.

QUARTERLY REPORT FOR THE 3 MONTH PERIOD ENDED SEPTEMBER 30, 2001

Description of business

The Company holds a 49.7% ownership interest in Envirocoat Technologies Inc. ("Envirocoat"), a private company which holds proprietary rights to the Ceramic InsulCoat R:E Permanent Coatings System, a ceramic-based coating system designed to provide a full-bodied weatherproof protective shield or membrane over any exposed surface which refracts sunlight and seals out rain, ice, snow or moisture and adding a thermal barrier to any wall system thus lowering energy consumption. A new *interior* line of Ceramic InsulCoat R:E Paint and Coatings System has been introduced to the market. These products are distributed in Canada by ECI Envirocoatings (Canada) Inc. (formerly ECI Envirocoatings (Langley) Inc.), a subsidiary of Envirocoat.

Discussion of Operations and Financial Condition

Gross sales by Envirocoat and ECI for the three month period ended September 30, 2001 were $252,413 (2000 - $155,661) resulting in a gross profit of $176,342 (2000 - $83,335). Net loss for such period after deducting general and administrative expenses but before minority interest was $85,821 (2000 - $137,180) and $85,821 (2000 - $62,778) after adjusting for the minority interest. (See Note 9 of the Financial Statements for an explanation as to why no allowance was assigned to the minority interest for September 30, 2001.) The increase of 62.16% in sales in 2001 over 2000 is a reflection of the Company's growing distribution relationship with ICI Glidden, one of the largest paint and coatings conglomerates in the world.

Gross profit for the three month period ended September 30, 2001 also increased $93,007 or 112% from the same period in 2000 primarily due to the substantial savings in raw material costs enjoyed by the Company since it started buying its resin component in bulk. See "Financings, Principal Purposes and Milestones" below for details of the Company's new bulk storage facilities.

Consulting fees of $45,389 (79.77%) were made up of predominantly sales and marketing costs with the balance being attributed to business consulting and strategies ($9,182 or 20.23%). Six full time staff and three part time staff account for the wages of $55,988. The increase over the same quarter in the previous year (2000 - $49,178) of 13.85% was due to an increase in production and marketing staff. The 57.07% increase in advertising and promotion in 2001 ($29,160) from 2000 ($18,565) is attributable to the Company's increased marketing efforts to solidify its relationship with ICI Glidden and promote its products. Weekly radio shows were also executed, and a number of trade shows were attended.

Management services for the Company were provided by Roland Langset, the President of the Company. During the three month period ended September 30, 2001 an aggregate of $22,500 was paid to Mr. Langset by the Company, Envirocoat and ECI Canada collectively representing a 50% increase from the corresponding period in 2000 ($15,000). This increase is a reflection of the additional management services and responsibilities being provided by Mr. Langset in connection with the Company's expansion into the United States and internationally. See "Financings, Principal Purposes and Milestones" below.

The Company did not undertake any investor relations activities during the three month period ended September 30, 2001.

In 1993 the Company's then wholly owned U.S. subsidiary Paladin Fuel Technology, Inc. received a notice of violation from the Kentucky Department of Environmental Protection in respect of the disposal of waste products and coal slurry onto certain lands owned by the U.S. Subsidiary in Shelby County, Kentucky. In 1995 the Commonwealth of Kentucky commenced an action against the U.S. Subsidiary in respect of unpaid property taxes on the Lands. The Company understands that the U.S. Subsidiary has been subsequently dissolved by the Secretary of the State of Delaware for failure to pay its annual taxes. None

of the Company's current directors or officers were involved with the previous activities of Paladin, however, it is current management's understanding that Paladin was transferred to a third party prior to its being dissolved and accordingly the Company takes the position that it is not responsible for any debts or liabilities of the U.S. Subsidiary. There is a risk, however, that a court could hold otherwise in which event it is management's understanding that the current value of the Lands is in excess of the estimated costs of reclamation and any outstanding property taxes.

Financings, Principal Purposes and Milestones

During the fiscal quarter ended September 30, 2001 a total of 1,456,191 common shares were issued at an average price of $0.1749 per share for gross proceeds of $254,667 pursuant to the exercise of outstanding share purchase warrants. These proceeds have been allocated primarily to increase production capacity, fund increased advertising and marketing costs and for general working capital purposes.

During the quarter the Company installed a new bulk storage tank at its manufacturing facility which will enable the Company to accept bulk deliveries of its most expensive raw material at a cost savings of between 20% to 30% from previous costs. The first such bulk shipment was received by the Company on August 13, 2001. See "Discussion of Operations and Financial Condition" above. The acquisition of the bulk storage tank represents the first step in the Company's plans to purchase the necessary equipment and raw materials to increase capacity to an annual production level of 13.2 million dollars calculated on average wholesale prices.

The fiscal quarter ended September 30, 2001 also represented the Company's first concerted marketing and sales effort directed towards the large United States market. Total sales to the United States were $63,421 representing just over 25% of the Company's total sales for the quarter, with the bulk of the sales ($59,552 – 93.90%) being shipped from the Company's distributor in North Carolina.

The Company also began to bear the fruit of its international marketing efforts to promote the energy and costs savings associated with using the Company's Ceramic InsulCoat R:E Permanent Coatings System in tropical climates by generating revenues of $37,477 or 14.84% of total sales from Venezuela.

Subsequent Events

Subject to the year end the Company secured a co-listing of its shares on the Frankfurt, Germany exchange (PDV-FRANKFURT) to further promote its world vision.

Liquidity and Solvency

As of September 30, 2001 the Company had a working capital surplus of $19,476 and although the Company has been experiencing consistent sales increases on a month over month basis the Company has yet to reach a break even point. The Company anticipates that it will continue to require additional capital injections to fund the increased production and marketing costs necessary to achieve profitability. In the short term the Company expects to raise additional capital from the exercise of outstanding share purchase warrants and employee stock options. See Schedule B – "Supplementary Information - Summary of Securities as at the End of the Reporting Period." for details of the number of warrants and stock options outstanding. The Company understands the increase in revenue required to create a break-even situation, and is confident that the global distribution soon to be a reality has this growth potential. (ICI Glidden has distribution in over 60 countries around the world.)

(signed) ***Roland J. Langset***
President

02 NOV 21 AM 11:25

FORM 61

QUARTERLY REPORT

INCORPORATED AS PART OF: ____X____ SCHEDULE A

__________SCHEDULE B & C

(Place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER PRIMA DEVELOPMENTS LTD.

ISSUER'S ADDRESS 200 – 20351 DUNCAN WAY
L ANGLEY, B.C. V3A 7N3

ISSUER TELEPHONE NUMBER (604) 532-5311
ISSUER FAX NUMBER (604) 532-5377

CONTACT PERSON ROLAND LANGSET

CONTACT POSITION PRESIDENT

CONTACT TELEPHONE NUMBER (604) 532-5311

FOR QUARTER ENDED DECEMBER 31, 2001

DATE OF REPORT MARCH 1, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"ROLAND LANGSET"	02/02/28
NAME OF DIRECTOR	**DATE SIGNED(YY/MM/DD)**
"AARON LANGSET"	02/02/28
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

(Signatures for this form should be entered in TYPED form)

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

UNAUDITED – PREPARED BY MANAGEMENT

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

Exhibit A

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2001

ASSETS

	2001	2000
CURRENT		
Cash	$ 39,589	$ 56,486
Barter trade currency (Note 4)	3,986	-
Accounts receivable	193,647	68,925
Inventory	41,237	44,699
Prepaid expenses	2,412	2,412
	280,871	175,522
CAPITAL ASSETS (Schedule 2)	32,985	35,437
PATENTS & FORMULAS, net of amortization	5,132	8,871
	318,988	$ 216,830

LIABILITIES

	2001	2000
CURRENT		
Payables & accruals	$ 104,748	$ 98,024
Current portion of promissory notes (Note 7)	1,300	9,440
Due to related parties (Note 5)	-	40,065
	106,048	147,529
DUE TO AN AFFILIATE (Note 6)	9,150	61,670
PROMISSARY NOTE (Note 7)	1,789	3,089
DEBT INSTRUMENTS (Note 8)	1,352,060	270,166
MINORITY INTEREST (Note 9)	-	-

SHARE CAPITAL & DEFICIT

	2001	2000
SHARE CAPITAL (Note 10)	5,498,687	5,180,456
DEFICIT	(6,648,746)	(5,446,080)
	(1,150,058)	(265,624)
	$ 318,988	$ 216,830

APPROVED BY THE DIRECTORS:

"Roland Langset" Director

"Aaron Langset" Director

Exhibit B

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2001

	2001	2000
DEFICIT, beginning of period	$ (6,350,871)	$ (5,271,374)
NET LOSS FOR THE PERIOD	(297,874)	(174,706)
DEFICIT, end of period	$ (6,648,746)	$ (5,446,080)

Exhibit C

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF EARNINGS

FOR THE THREE & SIX MONTH PERIODS ENDED DECEMBER 31, 2001
(With Comparative Periods for the Previous Year)

	Three Months Ending December 31, 2001	Six Months Ending December 31, 2001	Three Months Ending December 31, 2000	Six Months Ending December 31, 2000
SALES (Schedule 3)	$ 158,399	$ 411,812	$ 53,767	$ 176,413
COST OF SALES (Schedule 1)	107,324	184,395	14,055	97,381
GROSS PROFIT	51,075	227,417	39,712	79,032
EXPENSES				
Advertising & promotion	22,760	51,920	10,513	29,078
Amortization	2,522	5,045	568	3,857
Auto & travel	10,724	21,892	10,352	20,493
Bank charges & interest	14,736	33,280	30,120	30,945
Commission	-	234	-	-
Consulting fees (Schedule 3)	42,144	87,533	34,573	82,398
Licenses & dues	260	260	550	550
Filing fees	5,036	14,227	2,890	4,102
Management fees	36,400	60,000	27,500	42,500
Office & miscellaneous	20,538	21,979	6,958	14,857
Professional fees	19,569	20,100	7,652	18,684
Rent	22,995	45,990	24,496	47,193
Repairs & maintenance	-	-	-	-
Research & development	877	1,558	76	1,764
Revenue participation fees	4,515	6,246	-	-
Royalties	8,586	25,538	10,345	10,345
Subcontractors	2,717	8,761	16,703	30,353
Telephone & utilities	7,706	13,017	1,014	5,636
Wages & employee benefits	51,852	107,840	56,559	105,737
	273,937	525,420	240,869	448,492
LOSS FROM OPERATIONS	(222,862)	(298,003)	(201,157)	(369,460)
OTHER				
Interest income	-	129	-	508
LOSS BEFORE MINORITY INTERES	(222,862)	(297,874)	(201,157)	(368,952)
MINORITY INTEREST (Note 9)	-	-	119,844	194,246
NET LOSS FOR THE PERIOD	(222,862)	(297,874)	(81,313)	(174,706)
LOSS PER SHARE	.020	.027	.009	.019

Exhibit D

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2001

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	$ 319,310	$ 143,231
Interest earned	129	508
Cash paid to suppliers & employees	(823,610)	(481,334)
Bank charges & interest paid	(33,280)	(30,945)
Net loss paid by minority interest	-	194,246
	(537,451)	(174,294)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	(2,400)	(227)
Payments to minority interest	-	180,157
	(2,400)	179,930
CASH FLOWS FROM FINANCING ACTIVITIES		
Issue of common shares	256,834	23
Payments to an affiliate	(59,213)	-
Receipts from an affiliate	316	30,289
Payments to a related party	(67,088)	(23)
Payments on promissary notes	(2,506)	(17,525)
Increase in debt instrument (Note 8)	418,922	-
	547,265	12,764
INCREASE IN CASH	7,414	18,400
CASH AT BEGINNING OF PERIOD	32,175	38,086
CASH AT END OF PERIOD	39,589	56,486

Schedule 1

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED SCHEDULE OF COST OF SALES

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2001

	2001	2000
COST OF SALES		
Raw materials	$ 182,293	$ 93,617
Freight	250	2,731
Shop expenses	1,852	1,033
TOTAL COST OF SALES – Exhibit “C”	$ 184,395	$ 97,381

Schedule 2

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED CAPITAL ASSETS AND ACCUMULATED AMORTIZATION

DECEMBER 31, 2001

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	AMORTIZATION
COMPUTER				
Opening Balance	$ 8,503	$ 6,593	$ 1,910	
Provision	-		(287)	$ 287
Closing Balance	8,503	6,880	1,623	
OFFICE FURNITURE AND EQUIPMENT				
Opening Balance	29,472	16,918	12,554	
Provision	-		(1,256)	1,256
Closing Balance	29,472	18,174	11,928	
AUTOMOBILE				
Opening Balance	7,540	4,635	2,905	
Provision	-		(436)	436
Closing Balance	7,540	5,071	2,469	
LEASEHOLDS				
Opening Balance	13,601	13,601	-	
Provision	-		-	-
Closing Balance	13,601	13,601	-	
MANUFACTURING EQUIPMENT				
Opening Balance	69,825	52,809	17,016	
Additions	2,400	-	2,400	
Provision	-		(1,821)	1,821
Closing Balance	72,225	54,630	17,595	
Total to Sept. 30, 2001	$ 131,341	$ 98,356	$ 32,985	$ 3,800

Schedule 3

PRIMA DEVELOPMENTS LTD.

CONSULTING FEES & SEGMENTED DISCLOSURE

DECEMBER 31, 2001

CONSULTING FEES CONSIST OF THE FOLLOWING:

	2001	2000
Sales and marketing	$ 77,251	$ 77,398
Project consulting	-	2,500
Business consulting	10,282	2,500
	$ 87,533	$ 82,398

REVENUES FROM EXTERNAL CUSTOMERS:

British Columbia	$ 355,940
Alberta	-
Manitoba	-
Saskatchewan	-
Yukon Territories	-
Total Canada	$ 355,940
North Carolina	$ 47,485
Washington DC	2,668
Hawaii	5,719
Total United States	$ 55,872
Total International	$ -
TOTAL REVENUES	$ 411,812

Cost of sales and operating expenses are prorated on a consistent basis across all revenue sources, so consequently have not been disclosed herein.

PRIMA DEVELOPMENTS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 BUSINESS DESCRIPTION

The Company is listed on the Canadian Venture Exchange and has a controlling interest in two companies. One company, Envirocoat Technologies Inc. (ETI) manufactures a proprietary ceramic based coating system designed to provide a full bodied waterproof protective shield or membrane over any exposed surface, which reflects sunlight and seals out rain, ice, snow, or moisture. The second company ECI Envirocoatings (Canada) Inc. (ECI), (formerly, ECI Envirocoatings (Langley) Inc.) is the Canadian distributor of the product.

NOTE 2 GOING CONCERN CONSIDERATION

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than normal course of business and at amounts different from those in the accompanying financial statements.

Because of the ongoing operating losses of the past years and the negative working capital, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operation.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of Prima Developments Ltd. (the "Company" or "Prima") and its 49.7% owned subsidiaries, Envirocoat Technologies Inc. ("ETI") and ECI Envirocoatings (Canada) Inc. ("ECI") (Note 14). All significant intercompany accounts and transactions have been eliminated in consolidation.

a) Inventory

Inventory is valued at the lower of cost and net realizable value.

NOTE 3 **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

b) Capital Assets

Capital assets are recorded at cost and are amortized in the following manner:

Computer	30% Declining Balance
Office Furniture	20% Declining Balance
Manufacturing Equipment	20% Declining Balance
Automobile	30% Declining Balance
Leasehold Improvements	3 Years Straight Line
Patent and Formulas	10 Years Straight Line

In the year of acquisition, amortization is calculated at one-half of the above-noted rates.

c) Loss Per Share

Loss per share has been computed based on the weighted average number of common shares outstanding.

d) Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4 **BARTER TRADE CURRENCY**

Barter trade currency consists of barter trade dollars held on a North American barter trade exchange, which consists of a membership who purchases or sells goods or services using an alternate currency. Each unit of barter trade currency is equal in value to the Canadian dollar. The barter trade currency held is restricted in that it may only be used to purchase goods or services from other members of that exchange.

NOTE 5 DUE TO RELATED PARTIES

Due to related parties represent amounts payable to directors and are without interest and specific terms of repayment.

NOTE 6 DUE TO AN AFFILIATE

This amount is due to an affiliated company controlled by a group of shareholders of the Company. This amount does not carry any interest nor have any specific terms of repayment.

NOTE 7 PROMISSORY NOTES

Promissory notes represent a series of notes bearing interest at 10% annually. These notes are repaid monthly and have various end dates.

	2001	2000
Promissory notes	$ 3,089	$ 12,529
Less: Current portion	(1,300)	(9,440)
	$ 1,789	$ 3,089

NOTE 8 DEBT INSTRUMENT

ECI Envirocoatings (Canada) Inc., the second company in which the company owns a controlling interest has raised capital in the year through two offerings. The first was an offering of preference shares that are redeemable and retractable at the holder's option. In the year a portion of the shares have been redeemed. The second offering was for units which consist of non-voting Class B and Class C shares. The Class B shares are redeemable, carry a fixed annual cumulative dividend of $0.02 per share and are convertible to Class A shares. Their value is nominal. The Class C shares are non-voting, carry no dividend rights, and are to be redeemed at a rate of 10% per annum.

The ECI preference shares and Class C shares noted above meet the definition of a financial liability under Section 3860 of the CICA Handbook and as such have been accounted for as a debt instrument on the consolidated financial statements.

NOTE 9 MINORITY INTEREST

The minority interest in the losses of ETI and ECI for the three month period ended September 30, 2000 and 2001 have been recognized to the extent they reduce the value of the non-controlling interest's common shares to nil. Where the losses applicable to the minority interest of ETI exceed the minority interest in the common shares and equity financial instruments of ETI, the excess and any further losses applicable to the minority interest have been allocated solely to the parent's interest. Subsequent earnings shall be allocated entirely to the parent's interest until such previously absorbed losses are recovered.

The June 30, 2000 financial statements included a deposit on shares in ECI in the minority interest as it was thought to represent an equity instrument at that time. In the 2001 fiscal year this deposit on shares was converted to ECI Preferred shares that were redeemable and retractable, as well as promissory notes. As these have been accounted for as a debt instrument in the current year (see note 9) the balance in minority interest in the prior period has been restated. The effect of the change reduces the amount of the loss for the 2000 fiscal year that was attributed to the minority interest.

NOTE 10 SHARE CAPITAL

a) Share capital is represented by the following:

Authorized: 100,000,000 Common Shares, no par value

Issued for:	2001 NUMBER OF SHARES	2001 VALUE	2000 NUMBER OF SHARES	2000 VALUE
Balance, Beginning of Period	9,779,407	$ 5,241,853	9,425,930	$ 5,180,433
Issued for cash Private Placement	1,471,667	256,834	164	23
Balance, end of year	11,251,074	$ 5,498,687	9,426,094	$ 5,180,456

NOTE 11 SHARE CAPITAL (Continued)

b) Escrow shares

In the 2000 fiscal year the company issued a total of 750,000 performance shares to its President and Director in consideration for reorganizing efforts. Under the terms of the escrow agreement, release from escrow shall be made on the basis of cash flow from operations in accordance with the rules and policies of the regulatory authorities. Any shares not released from escrow within 10 years (March 17, 2010) shall be cancelled.

c) Warrants

During the three month period ended September 30, 2001 1,270,000 warrants were exercised at $0.18. Also, 186,191 warrants were exercised at $0.14.

Number of Warrants	Excise Price	Expiry Date
4,053,335	$ 0.14	March 27, 2002

d) Stock Options

At June 30, 2000 the company issued 787,000 stock options to certain directors, officers and employees to purchase up to 787,000 common shares at $0.30 per share. The options expire April 12, 2005.

Subject to regulatory approval, holders of 229,200 preferred shares of ECI Envirocoatings (Canada) Inc. have been granted the right to exchange their preferred shares in ECI for common shares of the company calculated on the basis of the market price at the time of the exchange less a discount of 15% subject to a minimum price of $0.15 per share.

NOTE 12 RELATED PARTY TRANSACTIONS

a) During the period, $60,000 (2000-$42,500) was paid to a director or to companies controlled by a director for management fees, administration and consultation services.

b) During the period, $25,538 (2000-$10,345) was paid or payable to a director of the Company for royalties as described in Note 16 (a).

c) During the year, $62,123 (2000-$63,404) of salaries and consulting fees were paid to certain directors and officers of the Company.

NOTE 13 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities consist of cash, accounts receivable, GST payable, payables and accruals, due to related parties and debt instruments, the terms and conditions of which have been described in the notes.

Price Risk Management

Currency Risks

The Company sells its products internationally, giving rise to exposure to currency risks from changes in foreign exchange rates. Since the Company does not have any significant international trading, it does not use derivative financial instruments or borrow a portion of its funds in U.S. dollars to reduce foreign currency risks.

Credit Risk Management

Credit risk arises from the potential that a debtor will fail to perform its obligations. The Company is subject to credit risk through its accounts receivable. The company does not have any formal credit policy to reduce this risk. The company does not have a significant exposure to any individual customer. Therefore, the concentration of credit risk is not considered to be significant.

The Company is also subject to credit risk through its cash. However, the cash is placed in a well-capitalized, high quality financial institution. Accordingly, concentration of credit risk is considered to be minimal.

NOTE 13 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Interest Rate Risk

Interest rate risk is the risk to the Company's earnings that would arise from fluctuations in interest rates and would depend on the volatility of these rates. The Company's borrowings from external parties are minimal and are done at a fixed interest rate; accordingly, its interest rate risk is not considered to be significant.

NOTE 14 SIGNIFICANT EVENTS

a) Effective June 4, 1998, and pursuant to the terms of the conversion agreement dated November 20, 1996 with "ETI", "Prima" acquired 2,436,031 newly issued shares of "ETI" representing 51% of all the issued shares. The consideration consisted of $25,700, which had been a loan to "ETI".

Since the transaction was between related parties and it resulted in "Prima" owning 51% of "ETI's" common shares, this business combination has been accounted for as an acquisition of the assets and liabilities of "ETI" by "Prima" (purchase method). "ETI" manufactures coatings as described in Note 1. Subsequent to the business combination between Prima and ETI, common shares were issued from treasury by ETI, which has reduced Prima's ownership interest in ETI to 49.7%. As Prima continues to control ETI, the business combination continues to be accounted for as a consolidation with Prima as the parent company.

Application of purchase method accounting for the business combination:

(i) All "ETI's" and its subsidiary's assets and liabilities are included in the consolidated financial statements at their fair market values at the effective date of the transaction.

NOTE 14 SIGNIFICANT EVENTS (Continued)

(ii) For purposes of this transaction, the deemed consideration paid by "Prima" for 2,436,031 common shares of "ETI" is $25,700.

Cash	$ 208
Accounts receivable	18,203
GST receivable	15,190
Inventory	22,000
Prepaid expenses	2,412
Due from an affiliate	57,293
Capital Assets	40,862
Patents and Formulas	13,259
Accounts payable	(67,765)
Due to related parties	(27,426)
	74,236
Less: minority interest	(48,536)
	$ 25,700

NOTE 15 INCOME TAXES

The Company has losses carried forward for income tax purposes for deduction against future years' taxable income. The losses carried forward expire in the fiscal years ending as follows:

	"ECI"	"ETI"	"Prima"
2002	$ -	$ 205,608	$ 97,362
2003	-	75,000	-
2004	-	217,000	96,488
2005	-	428,000	122,411
2006	135,368	392,718	161,604
2007	237,687	1,469,030	378,454
2008	549,657	232,166	90,205
	$ 922,712	$3,019,522	$ 946,524

NOTE 16 COMMITMENTS

a) "ETI" is committed to pay Royalties to a director as follows:

1) $0.37 per litre of all products manufactured and shipped from any and all primary manufacturing facilities owned in whole or in part by "ETI" or any and all production facilities under any type of agreement with "ETI" anywhere in the world;

2) 4.8% of total sales of all products and services from all factories or authorized regional outlets located in Canada or the United States of America;

3) 9.5% of total billings calculated in U.S. funds for all products passing through such entity as is set up as an international distributor including the United States of America and all other foreign countries.

NOTE 17 CONTINGENT LIABILITY

In 1993 the Company's then wholly owned U.S. subsidiary Paladin Fuel Technology, Inc. received a notice of violation from the Kentucky Department of Environmental Protection in respect of the disposal of waste products and coal slurry onto certain lands owned by the U.S. Subsidiary in Shelby County, Kentucky. In 1995 the Commonwealth of Kentucky commenced an action against the U.S. Subsidiary in respect of unpaid property taxes on the Lands. The Company understands that the U.S. Subsidiary has been subsequently dissolved by the Secretary of the State of Delaware for failure to pay its annual taxes. None of the Company's current directors or officers were involved with the previous activities of Paladin, however, it is current management's understanding that Paladin was transferred to a third party prior to its being dissolved and accordingly the Company takes the position that it is not responsible for any debts or liabilities of the U.S. Subsidiary. There is a risk, however, that a court could hold otherwise in which event it is management's understanding that the current value of the Lands is in excess of the estimated costs of reclamation and any outstanding property taxes.

02 NOV 21 AM 11:25

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ **Schedule A**
_X_ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	PRIMA DEVELOPMENTS LTD.
ISSUER'S ADDRESS:	200 - 20351 Duncan Way Langley, B.C. V3A 7N3
ISSUER TELEPHONE NUMBER:	(604) 532 - 5311
ISSUER FAX NUMBER:	(604) 532 - 5377
CONTACT PERSON:	ROLAND LANGSET
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 532 - 5311
FOR QUARTER ENDED:	December 31, 2001
DATE OF REPORT:	February 28, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Roland Langset"

ROLAND LANGSET	2002/02/28 DATE SIGNED (YY/MM/DD)

"Aaron Langset"

AARON LANGSET	2002/02/28 DATE SIGNED (YY/MM/DD)

PRIMA DEVELOPMENTS LTD.

Schedule "B" - Supplementary Information

DECEMBER 31, 2001

1. **Analysis of Expenses and Deferred Costs**

(a) Cost of Sales:

See Schedule 1 (Consolidated Schedule of Cost of Sales) to the unaudited financial statements for the six month period ended December 31, 2001 attached as Schedule "A".

(b) General and Administrative Expenses:

See Consolidated Statement of Earnings to the unaudited financial statements for the six month period ended December 31, 2001 attached as Schedule "A". See also Schedule 3 (Consulting Fees and Segmented Disclosure) to such financial statements for a breakdown of the amount presented in such Consolidated Statement of Earnings for consulting fees.

2. **Related Party Transactions**

During the six month period ended December 31, 2001 a total of $122,123 (2000 - $105,904) was paid to parties not at arm's length to the Company in respect of management, administration and consulting fees as to $60,000 (2000 - $42,500) and salaries as to $62,123 (2000 - $63,404). An additional $25,538 (2000 – $10,345) was paid to the Company's President during such period in respect of royalties payable on product sales shipped throughout Canada, the United States and the rest of the world.

3. **Summary of Securities Issued and Options Granted During the Period**

(a) During the fiscal quarter ended December 31, 2001 the following shares in the capital stock of the Company were issued:

Date of Issue	Type of Shares	Type of Issue	No. of Shares	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
Nov. 15, 2001	Common	Exercise of warrants	15,476	$0.14	$2,166.64	Cash	Nil

(b) No stock options were granted during the fiscal quarter ended December 31, 2001.

4. **Summary of Securities as at the End of the Reporting Period**

As at December 31, 2001:

(a) The authorized capital of the Company consisted of 100,000,000 common shares without par value.

(b) There were 11,251,074 common shares issued and outstanding.

(c) The following share purchase warrants and stock options were outstanding:

Number of Options/Warrants	Exercise Price/Share	Expiry Date
4,037,859 Warrants	0.14	March 27, 2002
787,000 Options	0.30	April 12, 2005

Subject to regulatory approval, holders of 229,200 preferred shares of ECI Envirocoatings (Canada) Inc. ("ECI") have been granted the right to exchange their preferred shares in ECI for common shares of the Company calculated on the basis of the market price at the time of the exchange less a discount of 15% (subject to a minimum price of $0.15 per share).

ECI is the Canadian distributor of Envirocoat Technologies Inc.'s ceramic based products in which the Company holds a 49.7% controlling interest.

Save as aforesaid there were no options or convertible securities outstanding.

(d) There were 750,000 common shares held in escrow and no shares subject to a pooling agreement.

(e) The following individuals were directors and/or officers of the Company:

Roland L. Langset	-	President and Director
Aaron Langset	-	Director
Donald Smith	-	Director
Leeann Payne	-	Secretary.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

PRIMA DEVELOPMENTS LTD.

QUARTERLY REPORT FOR THE 3 MONTH PERIOD ENDED SEPTEMBER 30, 2001

Description of business

The Company holds a 49.7% ownership interest in Envirocoat Technologies Inc. ("Envirocoat"), a private company which holds proprietary rights to the Ceramic InsulCoat R:E Permanent Coatings System, a ceramic-based coating system designed to provide a full-bodied weatherproof protective shield or membrane over any exposed surface which refracts sunlight and seals out rain, ice, snow or moisture and adding a thermal barrier to any wall system thus lowering energy consumption. An *interior* line of Ceramic InsulCoat R:E Paint and Coatings System is also available. These products are distributed in Canada by ECI Envirocoatings (Canada) Inc. (formerly ECI Envirocoatings (Langley) Inc.), a subsidiary of Envirocoat.

Discussion of Operations and Financial Condition

Gross sales by Envirocoat and ECI for the six month period ended December 31, 2001 were $411,812 (2000 - $176,413) resulting in a gross profit of $227,417 (2000 - $79,032). Net loss for such period after deducting general and administrative expenses but before minority interest was $297,894 (2000 - $369,460) and $297,894 (2000 - $174,706) after adjusting for the minority interest. (See Note 9 of the Financial Statements for an explanation as to why no allowance was assigned to the minority interest for December 31, 2001.) The increase of 233.4% in sales in 2001 over 2000 is a reflection of the Company's growing distribution relationship with ICI Glidden, one of the largest paint and coatings conglomerates in the world.

Gross profit for the six month period ended December 31, 2001 also increased $148,385 or 287% from the same period in 2000 primarily due to the substantial savings in raw material costs enjoyed by the Company since it started buying its resin component in bulk. See "Financings, Principal Purposes and Milestones" below for details of the Company's new bulk storage facilities.

Consulting fees of $87,533 were made up of predominantly sales and marketing costs (88.25%) with the balance being attributed to business consulting and strategies ($10,282 or 11.75%). Six full time staff and three part time staff account for the wages of $107,840. The increase over the same quarter in the previous year (2000 - $105,737) of 1.99% was due to a slight incease in staffing hours. The 78.55% increase in advertising and promotion in 2001 ($51,920) from 2000 ($29,078) is attributable to the Company's increased marketing efforts to solidify its relationship with ICI Glidden and promote its products. Weekly radio shows were also executed, and a number of trade shows were attended.

Management services for the Company were provided by JL Associates, a management consulting company owned by Roland Langset, the President of the Company. During the six month period ended December 31, 2001 an aggregate of $60,000 was paid to Mr. Langset by the Company, Envirocoat and ECI Canada collectively representing a 41% increase from the corresponding period in 2000 ($42,500). This increase is a reflection of the additional management services and responsibilities being provided by Mr. Langset in connection with the Company's expansion into the United States and internationally. See "Financings, Principal Purposes and Milestones" below.

The Company did not undertake any investor relations activities during the six month period ended December 31, 2001.

In 1993 the Company's then wholly owned U.S. subsidiary Paladin Fuel Technology, Inc. received a notice of violation from the Kentucky Department of Environmental Protection in respect of the disposal of waste products and coal slurry onto certain lands owned by the U.S. Subsidiary in Shelby County, Kentucky. In 1995 the Commonwealth of Kentucky commenced an action against the U.S. Subsidiary in respect of unpaid property taxes on the Lands. The Company understands that the U.S. Subsidiary has been subsequently dissolved by the Secretary of the State of Delaware for failure to pay its annual taxes. None of the Company's current directors or officers were involved with the previous activities of Paladin, however, it is current management's understanding that Paladin was transferred to a third party prior to its being dissolved and accordingly the Company takes the position that it is not responsible for any debts or liabilities of the U.S. Subsidiary. There is a risk, however, that a court could hold otherwise in which event it is management's understanding that the current value of the Lands is in excess of the estimated costs of reclamation and any outstanding property taxes.

Financings, Principal Purposes and Milestones

During the fiscal half year ended December 31, 2001 a total of 1,471,667 common shares were issued at an average price of $0.1745 per share for gross proceeds of $256,834 pursuant to the exercise of outstanding share purchase warrants. These proceeds have been allocated primarily to increase production capacity, fund increased advertising and marketing costs and for general working capital purposes.

The fiscal quarter ended December 31, 2001 also represented the Company's continuation of marketing and sales effort directed towards the large United States market. Total sales to the United States were $55,872 representing just over 13.5% of the Company's total sales for the quarter, with the bulk of the sales ($47,485 – 84.99%) being shipped from the Company's distributor in North Carolina.

Subsequent Events

The Company continues to work closely with ICI Glidden to finalize an exclusive distribution arrangement for the Canadian market. When completed, this agreement will include inventory of EnviroCoatings products on the shelves of up to three hundred ICI Glidden and Color Your World stores.

Liquidity and Solvency

As of December 31, 2001 the Company had a working capital surplus of $172,411 and although the Company has been experiencing consistent sales increases on a month over month basis the Company has yet to reach a break even point. The Company anticipates that it will continue to require additional capital injections to fund the increased production and marketing costs necessary to achieve profitability. In the short term the Company expects to raise additional capital from the exercise of outstanding share purchase warrants and employee stock options. See Schedule B – "Supplementary Information - Summary of Securities as at the End of the Reporting Period." for details of the number of warrants and stock options outstanding. The Company understands the increase in revenue required to create a break-even situation, and is confident that the global distribution soon to be a reality has this growth potential. (ICI Glidden has distribution in over 60 countries around the world.)

(signed) ***Roland J. Langset***
President

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: __X__ **Schedule A**
_____ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	PRIMA DEVELOPMENTS LTD.
ISSUER'S ADDRESS:	200 - 20351 Duncan Way Langley, B.C. V3A 7N3
ISSUER TELEPHONE NUMBER:	(604) 532 - 5311
ISSUER FAX NUMBER:	(604) 532 - 5377
CONTACT PERSON:	ROLAND LANGSET
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 532 - 5311
FOR QUARTER ENDED:	March 31, 2002
DATE OF REPORT:	May 30, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Roland Langset"
____
ROLAND LANGSET

2002/05/30
DATE SIGNED (YY/MM/DD)

"Aaron Langset"
____
AARON LANGSET

2002/05/30
DATE SIGNED (YY/MM/DD)

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002

UNAUDITED – PREPARED BY MANAGEMENT

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002

Exhibit A

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED BALANCE SHEET

MARCH 31, 2002

ASSETS

	2002	2001
CURRENT		
Cash	$ 51,928	$ 54,504
Barter trade currency (Note 4)	3,766	-
Accounts receivable	81,852	114,598
Inventory	41,237	44,699
Prepaid expenses	2,412	2,412
	181,195	216,213
CAPITAL ASSETS (Schedule 2)	35,488	31,356
PATENTS & FORMULAS, net of amortization	4,509	8,871
	$ 221,192	$ 256,440

LIABILITIES

	2002	2001
CURRENT		
Payables & accruals	$ 44,354	$ 147,841
Current portion of promissory notes (Note 7)	-	-
Due to related parties (Note 5)	-	57,065
	44,354	204,906
DUE TO AN AFFILIATE (Note 6)	6,650	69,801
PROMISSORY NOTE (Note 7)	-	5,929
DEBT INSTRUMENTS (Note 8)	1,228,500	672,962
MINORITY INTEREST (Note 9)	-	-

SHARE CAPITAL & DEFICIT

	2002	2001
SHARE CAPITAL (Note 10)	6,085,765	5,180,456
DEFICIT	(7,144,077)	(5,877,614)
	(1,032,289)	(697,158)
	$ 221,192	$ 256,440

APPROVED BY THE DIRECTORS:

"Roland Langset" Director

"Aaron Langset" Director

Exhibit B

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2002

	2002	2001
DEFICIT, beginning of period	$ (6,350,871)	$ (5,271,374)
NET LOSS FOR THE PERIOD	(793,206)	(606,240)
DEFICIT, end of period	$ (7,144,077)	$ (5,877,614)

Exhibit C

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF EARNINGS

FOR THE THREE & NINE MONTH PERIODS ENDED MARCH 31, 2002
(With Comparative Periods for the Previous Year)

	Three Months Ending March 31, 2002	Nine Months Ending March 31, 2002	Three Months Ending March 31, 2001	Nine Months Ending March 31, 2001
SALES (Schedule 3)	$ 145,169	$ 556,981	$ 62,263	$ 238,676
COST OF SALES (Schedule 1)	98,888	283,283	44,886	142,267
GROSS PROFIT	46,281	273,698	17,377	96,409
EXPENSES				
Advertising & promotion	12,964	64,884	15,658	44,736
Amortization	2,523	7,568	4,072	7,929
Auto & travel	9,653	31,545	7,749	28,242
Bank charges & interest	1,288	34,568	(1,412)	29,533
Commission	-	234	-	-
Consulting fees (Schedule 3)	213,897	301,430	61,384	143,782
Directors fees	-	-	-	1,500
Licenses & dues	250	510	720	1,270
Filing fees	6,186	20,413	5,536	9,638
Management fees	22,500	82,500	25,000	67,500
Office & miscellaneous	12,765	34,744	14,346	29,203
Professional fees	10,195	30,295	13,338	32,022
Rent	22,995	68,985	22,995	70,188
Repairs & maintenance	-	-	-	-
Research & development	5	1,563	325	2,089
Revenue participation fees	2,563	8,809	-	-
Royalties	117,084	142,622	3,403	13,748
Subcontractors	5,513	14,274	4,946	35,299
Telephone & utilities	12,910	25,927	15,137	20,773
Wages & employee benefits	88,454	196,294	60,095	165,832
	541,745	1,067,165	253,202	703,284
LOSS FROM OPERATIONS	(495,464)	(793,467)	(235,825)	(606,875)
OTHER				
Interest income	132	261	127	635
LOSS BEFORE MINORITY INTERES	(495,332)	(793,206)	(235,698)	(606,240)
MINORITY INTEREST (Note 9)	-	-	-	-
NET LOSS FOR THE PERIOD	(495,332)	(793,206)	(235,698)	(606,240)
LOSS PER SHARE	.044	.071	.025	.064

Exhibit D

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2002

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	$ 554,467	$ 159,820
Interest earned	261	635
GST received	21,807	
Cash paid to suppliers & employees	(1,520,290)	(755,232)
Bank charges & interest paid	(34,568)	(29,533)
Net loss paid by minority interest	-	311,989
	(978,323)	(312,321)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	(6,802)	-
Advances from affiliate	-	38,420
	(6,802)	38,420
CASH FLOWS FROM FINANCING ACTIVITIES		
Issue of common shares	869,935	23
Payments from minority interest	-	297,444
Payments to an affiliate	(61,713)	-
Receipts from an affiliate	-	16,977
Payments to a related party	(67,088)	-
Payments on promissary notes	(5,595)	(24,525)
Increase in debt instrument (Note 8)	269,339	-
	1,004,878	290,319
INCREASE IN CASH	19,753	16,418
CASH AT BEGINNING OF PERIOD	32,175	38,086
CASH AT END OF PERIOD	51,928	54,504

Schedule 1

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED SCHEDULE OF COST OF SALES

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2002

	2002	2001
COST OF SALES		
Raw materials	$ 280,172	$ 135,177
Freight	249	3,188
Dealer expenses	-	5,220
Shop expenses	2,862	901
TOTAL COST OF SALES – Exhibit "C"	$ 283,283	$ 142,267

Schedule 2

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED CAPITAL ASSETS AND ACCUMULATED AMORTIZATION

MARCH 31, 2002

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	AMORTIZATION
COMPUTER				
Opening Balance	$ 8,503	$ 6,593	$ 1,910	
Provision	-	430	(430)	$ 430
Closing Balance	8,503	7,023	1,480	
OFFICE FURNITURE AND EQUIPMENT				
Opening Balance	29,472	16,918	12,554	
Provision	-	1,884	(1,884)	1,884
Closing Balance	29,472	18,802	10,670	
AUTOMOBILE				
Opening Balance	7,540	4,635	2,905	
Provision	-	654	(654)	654
Closing Balance	7,540	5,289	2,251	
LEASEHOLDS				
Opening Balance	13,601	13,601	-	
Provision	-		-	-
Closing Balance	13,601	13,601	-	
MANUFACTURING EQUIPMENT				
Opening Balance	69,825	52,809	17,016	
Additions	6,804	-	6,804	
Provision	-	2,733	(2,733)	2,733
Closing Balance	76,629	55,542	21,087	
Total to March 31, 2002	$ 135,745	$ 100,257	$ 35,488	$ 5,701

Schedule 3

PRIMA DEVELOPMENTS LTD.

CONSULTING FEES & SEGMENTED DISCLOSURE

MARCH 31, 2002

CONSULTING FEES CONSIST OF THE FOLLOWING:

	2002	2001
Sales and marketing	$ 194,932	$ 141,282
Project consulting	-	2,500
Business consulting	106,497	-
	$ 301,430	$ 143,782

REVENUES FROM EXTERNAL CUSTOMERS:

Canada	$ 358,466
United States	198,515
Other International	-
TOTAL REVENUES	$ 556,981

Cost of sales and operating expenses are prorated on a consistent basis across all revenue sources, so consequently have not been disclosed herein.

PRIMA DEVELOPMENTS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002

NOTE 1 BUSINESS DESCRIPTION

The Company is listed on the Canadian Venture Exchange and has a controlling interest in two companies. One company, Envirocoat Technologies Inc. (ETI) manufactures a proprietary ceramic based coating system designed to provide a full bodied waterproof protective shield or membrane over any exposed surface, which reflects sunlight and seals out rain, ice, snow, or moisture. The second company ECI Envirocoatings (Canada) Inc. (ECI) is the Canadian distributor of the product.

NOTE 2 GOING CONCERN CONSIDERATION

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than normal course of business and at amounts different from those in the accompanying financial statements.

Because of the ongoing operating losses of the past years and the negative working capital, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operation.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of Prima Developments Ltd. (the "Company" or "Prima") and its 49.7% owned subsidiaries, Envirocoat Technologies Inc. ("ETI") and ECI Envirocoatings (Canada) Inc. ("ECI") (Note 14). All significant intercompany accounts and transactions have been eliminated in consolidation.

a) Inventory

Inventory is valued at the lower of cost and net realizable value.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Capital Assets

Capital assets are recorded at cost and are amortized in the following manner:

Computer	30% Declining Balance
Office Furniture	20% Declining Balance
Manufacturing Equipment	20% Declining Balance
Automobile	30% Declining Balance
Leasehold Improvements	3 Years Straight Line
Patent and Formulas	10 Years Straight Line

In the year of acquisition, amortization is calculated at one-half of the above-noted rates.

c) Loss Per Share

Loss per share has been computed based on the weighted average number of common shares outstanding.

d) Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4 BARTER TRADE CURRENCY

Barter trade currency consists of barter trade dollars held on a North American barter trade exchange, which consists of a membership who purchases or sells goods or services using an alternate currency. Each unit of barter trade currency is equal in value to the Canadian dollar. The barter trade currency held is restricted in that it may only be used to purchase goods or services from other members of that exchange.

NOTE 5 DUE TO RELATED PARTIES

Due to related parties represent amounts payable to directors and are without interest and specific terms of repayment.

NOTE 6 DUE TO AN AFFILIATE

This amount is due to an affiliated company controlled by a group of shareholders of the Company. This amount does not carry any interest nor have any specific terms of repayment.

NOTE 7 PROMISSORY NOTES

Promissory notes represent a series of notes bearing interest at 10% annually. These notes are repaid monthly and have various end dates.

	2002	2001
Promissory notes	$ -	$ 5,929
Less: Current portion	-	(5,929)
	-	-

NOTE 8 DEBT INSTRUMENT

During the period from October 30, 2000 to March 31, 2002, ECI raised a total of $1,228,500 through sale of 1,228,500 units at a price of $1.00 per unit, each unit consiting of one non-voting Class B Series 1 share and one non-voting Class C Series 1 share of ECI. The Class B shares are redeemable by ECI, carry a fixed annual cumulative dividend of $0.02 per share and are convertible by the holder thereof into Class A voting shares of ECI at any time after December 31, 2005. The conversion basis for each Class B Share will be equal to $0.76 divided by the fair market value of each Class A share as at December 31, 2005 as determined by an independent valuator.

Continued . . .

NOTE 8 DEBT INSTRUMENT (continued)

The Class C shares are non-voting, carry no dividend rights and are to be redeemed at a price of $0.99 per share at a rate of 10% per annum. Holder of the Class C Shares are also entitled to receive, on a pro rata basis, an accelerated redemption payment equal to 2% of ECI's gross sales, paid quarterly, by way of a return of capital. The Class B Shares and the Class C Shares meet the definition of a financial liability under Section 3860 of the CICA Handbook and as such have been accounted for as a debt instrument.

NOTE 9 MINORITY INTEREST

The minority interest in the losses of ETI and ECI for the nine month period ended March 31, 2001 and 2002 have been recognized to the extent they reduce the value of the non-controlling interest's common shares to nil. Where the losses applicable to the minority interest of ETI exceed the minority interest in the common shares and equity financial instruments of ETI, the excess and any further losses applicable to the minority interest have been allocated solely to the parent's interest. Subsequent earnings shall be allocated entirely to the parent's interest until such previously absorbed losses are recovered.

The June 30, 2001 financial statements included a deposit on shares in ECI in the minority interest as it was thought to represent an equity instrument at that time. In the 2001 fiscal year this deposit on shares was converted to ECI Preferred shares that were redeemable and retractable, as well as promissory notes. As these have been accounted for as a debt instrument in the current year (see note 9) the balance in minority interest in the prior period has been restated. The effect of the change reduces the amount of the loss for the 2000 fiscal year that was attributed to the minority interest.

NOTE 10 SHARE CAPITAL

a) Share capital is represented by the following:

Authorized: 100,000,000 Common Shares, no par value

Continued . . .

NOTE 10 SHARE CAPITAL (Continued)

Issued for:	2002 NUMBER OF SHARES	2002 VALUE	2001 NUMBER OF SHARES	2001 VALUE
Balance, Beginning of Period	9,779,407	$ 5,241,853	9,425,853	$ 5,180,433
Issued for Cash (Exercise of Warrants)	5,476,193	843,912	164	23
Balance, End of Period	15,225,600	$ 6,085,765	9,426,094	$ 5,180,456

b) Escrow shares

In the 2000 fiscal year the company issued a total of 750,000 performance shares to its President and Director in consideration for reorganizing efforts. Under the terms of the escrow agreement, release from escrow shall be made on the basis of cash flow from operations in accordance with the rules and policies of the regulatory authorities. Any shares not released from escrow within 10 years (March 17, 2010) shall be cancelled.

c) Warrants

During the nine month period ended March 31, 2002 all outstanding warrants were exercised for a total of 5,476,193 shares at prices of $.14 and $.18 per share.

Continued . . .

NOTE 10 SHARE CAPITAL (Continued)

d) Stock Options

At June 30, 2000 the company issued 787,000 stock options to certain directors, officers and employees to purchase up to 787,000 common shares at $0.30 per share. The options expire April 12, 2005.

Subject to regulatory approval, the Company has committed to acquiring all of the issued and outstanding Class B Series 1 and Class C Series 1 shares of ECI for Common Shares of the Company calculated on the basis of the market price at the time of the exchange less a discount of 15% (subject to a minimum price of $0.15 per share). The purchase price for the Class B Series 1 and Class C Series 1 shares will be based on the respective redemption price of such shares at the time of exchange. As at March 31, 2002, there were 1,228,500 Class B Series 1 and 1,228,500 Class C Series 1 shares issued and outstanding.

NOTE 11 RELATED PARTY TRANSACTIONS

a) During the period, $92,500 (2001-$67,500) was paid to a director or to companies controlled by a director for management fees, administration and consultation services.

b) During the period, $142,622 (2001-$25,538) was paid or payable to a director of the Company for royalties as described in Note 16 (a).

c) During the year, $121,529 (2001-$96,913) of salaries and consulting fees were paid to certain directors and officers of the Company.

NOTE 12 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities consist of cash, accounts receivable, GST payable, payables and accruals, due to related parties and debt instruments, the terms and conditions of which have been described in the notes.

Continued . . .

NOTE 12 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Price Risk Management

Currency Risks

The Company sells its products internationally, giving rise to exposure to currency risks from changes in foreign exchange rates. Since the Company does not have any significant international trading, it does not use derivative financial instruments or borrow a portion of its funds in U.S. dollars to reduce foreign currency risks.

Credit Risk Management

Credit risk arises from the potential that a debtor will fail to perform its obligations. The Company is subject to credit risk through its accounts receivable. The company does not have any formal credit policy to reduce this risk. The company does not have a significant exposure to any individual customer. Therefore, the concentration of credit risk is not considered to be significant.

The Company is also subject to credit risk through its cash. However, the cash is placed in a well-capitalized, high quality financial institution. Accordingly, concentration of credit risk is considered to be minimal.

Interest Rate Risk

Interest rate risk is the risk to the Company's earnings that would arise from fluctuations in interest rates and would depend on the volatility of these rates. The Company's borrowings from external parties are minimal and are done at a fixed interest rate; accordingly, its interest rate risk is not considered to be significant.

NOTE 13 SIGNIFICANT EVENTS

a) Effective June 4, 1998, and pursuant to the terms of the conversion agreement dated November 20, 1996 with "ETI", "Prima" acquired 2,436,031 newly issued shares of "ETI" representing 51% of all the issued shares. The consideration consisted of $25,700, which had been a loan to "ETI".

Since the transaction was between related parties and it resulted in "Prima" owning 51% of "ETI's" common shares, this business combination has been accounted for as an acquisition of the assets and liabilities of "ETI" by "Prima" (purchase method). "ETI" manufactures coatings as described in Note 1. Subsequent to the business combination between Prima and ETI, common shares were issued from treasury by ETI, which has reduced Prima's ownership interest in ETI to 49.7%. As Prima continues to control ETI, the business combination continues to be accounted for as a consolidation with Prima as the parent company.

Application of purchase method accounting for the business combination:

(i) All "ETI's" and its subsidiary's assets and liabilities are included in the consolidated financial statements at their fair market values at the effective date of the transaction.

(ii) For purposes of this transaction, the deemed consideration paid by "Prima" for 2,436,031 common shares of "ETI" is $25,700.

Cash	$	208
Accounts receivable		18,203
GST receivable		15,190
Inventory		22,000
Prepaid expenses		2,412
Due from an affiliate		57,293
Capital Assets		40,862
Patents and Formulas		13,259
Accounts payable		(67,765)
Due to related parties		(27,426)
		74,236
Less: minority interest		(48,536)
	$	25,700

NOTE 14 INCOME TAXES

The Company has losses carried forward for income tax purposes for deduction against future years' taxable income. The losses carried forward expire in the fiscal years ending as follows:

	"ECI"	"ETI"	"Prima"
2002	$ -	$ 205,608	$ 97,362
2003	-	75,000	-
2004	-	217,000	96,488
2005	-	428,000	122,411
2006	135,368	392,718	161,604
2007	237,687	1,469,030	378,454
2008	549,657	232,166	90,205
	$ 922,712	$3,019,522	$ 946,524

NOTE 15 COMMITMENTS

a) "ETI" is committed to pay Royalties to a director as follows:

1) $0.37 per litre of all products manufactured and shipped from any and all primary manufacturing facilities owned in whole or in part by "ETI" or any and all production facilities under any type of agreement with "ETI" anywhere in the world;

2) 4.8% of total sales of all products and services from all factories or authorized regional outlets located in Canada or the United States of America;

3) 9.5% of total billings calculated in U.S. funds for all products passing through such entity as is set up as an international distributor including the United States of America and all other foreign countries.

NOTE 16 CONTINGENT LIABILITY

In 1993 the Company's then wholly owned U.S. subsidiary Paladin Fuel Technology, Inc. received a notice of violation from the Kentucky Department of Environmental Protection in respect of the disposal of waste products and coal slurry onto certain lands owned by the U.S. Subsidiary in Shelby County, Kentucky. In 1995 the Commonwealth of Kentucky commenced an action against the U.S. Subsidiary in respect of unpaid property taxes on the Lands. The Company understands that the U.S. Subsidiary has been subsequently dissolved by the Secretary of the State of Delaware for failure to pay its annual taxes. None of the Company's current directors or officers were involved with the previous activities of Paladin, however, it is current management's understanding that Paladin was transferred to a third party prior to its being dissolved and accordingly the Company takes the position that it is not responsible for any debts or liabilities of the U.S. Subsidiary. There is a risk, however, that a court could hold otherwise in which event it is management's understanding that the current value of the Lands is in excess of the estimated costs of reclamation and any outstanding property taxes.

02 DEC 21

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ **Schedule A**
__X__ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	PRIMA DEVELOPMENTS LTD.
ISSUER'S ADDRESS:	200 - 20351 Duncan Way Langley, B.C. V3A 7N3
ISSUER TELEPHONE NUMBER:	(604) 532 - 5311
ISSUER FAX NUMBER:	(604) 532 - 5377
CONTACT PERSON:	ROLAND LANGSET
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 532 - 5311
FOR QUARTER ENDED:	March 31, 2002
DATE OF REPORT:	May 30, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Roland Langset"	2002/05/30
ROLAND LANGSET	DATE SIGNED (YY/MM/DD)
"Aaron Langset"	2002/05/30
AARON LANGSET	DATE SIGNED (YY/MM/DD)

PRIMA DEVELOPMENTS LTD.

Schedule "B" - Supplementary Information

MARCH 31, 2002

1. **Analysis of Expenses and Deferred Costs**

(a) Cost of Sales:

See Schedule 1 (Consolidated Schedule of Cost of Sales) to the unaudited financial statements for the nine month period ended March 31, 2002 attached as Schedule "A".

(b) General and Administrative Expenses:

See Consolidated Statement of Earnings to the unaudited financial statements for the nine month period ended March 31, 2002 attached as Schedule "A". See also Schedule 3 (Consulting Fees and Segmented Disclosure) to such financial statements for a breakdown of the amount presented in such Consolidated Statement of Earnings for consulting fees.

2. **Related Party Transactions**

During the nine month period ended March 31, 2002 a total of $214,029 (2000 - $164,413) was paid to parties not at arm's length to the Company in respect of management, administration and consulting fees as to $92,500 (2000 - $67,500) and salaries as to $121,529 (2000 - $96,913). An additional $142,622 (2000 – $25,538) was paid to the Company's President during such period in respect of royalties payable on product sales shipped throughout Canada, the United States and the rest of the world. See "Discussion of Operations and Financial Condition" for further details regarding royalty payments to the Company's President.

3. **Summary of Securities Issued and Options Granted During the Period**

(a) During the fiscal quarter ended March 31, 2002 the following shares in the capital stock of the Company were issued:

Date of Issue	Type of Shares	Type of Issue	No. of Shares	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
Jan 9, 2002 to March 21, 2002	Common	Exercise of warrants	4,004,526	$0.14	$560,634	Cash	Nil

(b) No stock options were granted during the fiscal quarter ended March 31, 2002.

4. **Summary of Securities as at the End of the Reporting Period**

As at March 31, 2002:

(a) The authorized capital of the Company consisted of 100,000,000 common shares without par value.

(b) There were 15,255,600 common shares issued and outstanding.

(c) The following share purchase warrants and stock options were outstanding:

Number of Options/Warrants	Exercise Price/Share	Expiry Date
787,000 Options	0.30	April 12, 2005

Subject to regulatory approval, the Company has committed to acquiring all of the issued and outstanding Class B Series 1 and Class C Series 1 shares of ECI Envirocoatings (Canada) Inc. ("ECI Canada") in exchange for common shares of the Company calculated on the basis of the market price at the time of the exchange less a discount of 15% (subject to a minimum price of $0.15 per share). The purchase price for the Class B Series 1 and Class C Series 1 shares will be based on the respective redemption prices of such shares at the time of exchange.

As at March 31, 2002 there were a total of 1,228,500 non-voting Class B Series 1 shares and 1,228,500 non-voting Class C Series 1 shares of ECI Canada outstanding. See Note 8 to the unaudited financial statements for the nine month period ended March 31, 2002 attached as Schedule "A" for further details of the issued and outstanding Class B Series 1 and Class C Series 1 shares of ECI Canada.

ECI Canada is the Canadian distributor of Envirocoat Technologies Inc.'s ceramic based paint and coatings products in which the Company holds a 49.7% controlling interest.

Save as aforesaid there were no options or convertible securities outstanding.

(d) There were 750,000 common shares held in escrow and no shares subject to a pooling agreement.

(e) The following individuals were directors and/or officers of the Company:

Roland L. Langset	-	President and Director
Aaron Langset	-	Director
Donald Smith	-	Director
Leeann Payne	-	Secretary.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

PRIMA DEVELOPMENTS LTD.

QUARTERLY REPORT FOR THE 9 MONTH PERIOD ENDED MARCH 31, 2002

Description of business

The Company holds a 49.7% ownership interest in Envirocoat Technologies Inc. ("Envirocoat"), a private company which holds proprietary rights to the Ceramic InsulCoat R:E Permanent Coatings System, a ceramic-based coating system designed to provide a full-bodied weatherproof protective shield or membrane over any exposed surface which refracts sunlight and seals out rain, ice, snow or moisture and adding a thermal barrier to any wall system thus lowering energy consumption. A new *interior* line of Ceramic InsulCoat R:E Paint and Coatings System has been introduced to the market. These products are distributed in Canada by ECI Envirocoatings (Canada) Inc. ("ECI Canada"), a subsidiary of Envirocoat.

Discussion of Operations and Financial Condition

Gross sales by Envirocoat and ECI for the nine month period ended March 31, 2002 were $556,981 representing a 133% increase in sales over the corresponding period ended March 31, 2001 ($238,676). This increase in sales is largely attributable to the Company's growing distribution relationship with ICI Glidden, one of the largest paint and coatings conglomerates in the world. See "Financings, Principal Purposes and Milestones" below for a description of ECI Canada's nationwide purchasing agreement with ICI Canada Inc. ("ICI Canada"), the Canadian operation of ICI Glidden.

Gross profit for the nine month period ended March 31, 2002 also increased $177,289 or 184% to $273,698 over the same period in 2001 ($96,409) due to the increased sales with ICI Canada as well as improved products margins resulting from larger volume discounts on purchases of bulk raw materials.

However, after deducting general and administrative expenses, the Company incurred a net loss for the period of $793,206 representing a 30.84% increase over the corresponding period in 2001 ($606,240). (See Note 9 of the Company's unaudited financial statements for the nine month period ended March 31, 2002 attached as Schedule "A" for an explanation as to why no allowance has been assigned to the minority interest). Higher consulting and management fees, employee wages and benefits, marketing costs and royalty payments made up the bulk of the additional general and administrative expenses.

Consulting fees related to sales and marketing costs and general business advice increased $157,648 or 110% to $301,430 for the nine month period ended March 31, 2002 over the corresponding period in 2001 ($143,782) due primarily to the hiring of additional consultants and independent contractors to assist in the implementation of ECI Canada's nationwide purchasing arrangement with ICI Canada as well as increased sales and marketing efforts into the United States and internationally.

Wages and employee benefits increased $30,462 from $165,832 for period nine month period ended March 31, 2001 to $196,294 for the corresponding period ended March 31, 2002 or 18.37% reflecting a change in the status of certain personnel from independent subcontractors to employees of the Company. There was a corresponding decrease of $21,025 in the amount paid to subcontractors over the same period.

Management services for the Company were provided by JL & Associates Ltd., a management consulting company owned by Roland J. Langset, the President of the Company. During the nine month period ended March 31, 2002 an aggregate of $82,500 was paid to JL & Associates Ltd. by the Company, Envirocoat and ECI Canada collectively representing a 22.22% increase (i.e. $15,000) over the corresponding period in 2001 ($67,500). This increase is a reflection of the additional management services and responsibilities being provided by JL & Associates Ltd. in connection with the Company's expansion into the United States and internationally.

Direct advertising and promotional costs also increased 45% to $64,884 for the period over the corresponding period in 2001 ($44,736) as a result of the Company's increased marketing efforts to solidify its relationship with ICI Glidden and promote its products.

Royalty payments to the Company's President also increased from $13,748 for the nine month period ended March 31, 2001 to $143,622 for the corresponding period ended March 31, 2002. While a portion of this increase is attributable to the increased sales volumes generated by the Company during the period, the bulk of the increase was due to the one time payment of outstanding royalties which were earned in previous fiscal years but not accounted for and paid until the current period due to past cash flow considerations. All royalty payments due to the Company's President up to March 31, 2002 have now been paid.

The Company did not undertake any investor relations activities during the nine month period ended March 31, 2002.

In 1993 the Company's then wholly owned U.S. subsidiary Paladin Fuel Technology, Inc. received a notice of violation from the Kentucky Department of Environmental Protection in respect of the disposal of waste products and coal slurry onto certain lands owned by the U.S. Subsidiary in Shelby County, Kentucky. In 1995 the Commonwealth of Kentucky commenced an action against the U.S. Subsidiary in respect of unpaid property taxes on the Lands. The Company understands that the U.S. Subsidiary has been subsequently dissolved by the Secretary of the State of Delaware for failure to pay its annual taxes. None of the Company's current directors or officers were involved with the previous activities of Paladin, however, it is current management's understanding that Paladin was transferred to a third party prior to its being dissolved and accordingly the Company takes the position that it is not responsible for any debts or liabilities of the U.S. Subsidiary. There is a risk, however, that a court could hold otherwise in which event it is management's understanding that the current value of the Lands is in excess of the estimated costs of reclamation and any outstanding property taxes.

Financings, Principal Purposes and Milestones

During the fiscal quarter ended March 31, 2002 a total of 4,004,526 common shares were issued at a price of $0.14 per share for gross proceeds of $560,634 pursuant to the exercise of outstanding share purchase warrants. These proceeds have been allocated primarily to increase production capacity, fund increased advertising and marketing costs and for general working capital purposes.

On March 8, 2002, after 8 months of product evaluation and 18 months of regional sales trials, ECI Canada entered into a purchasing agreement with ICI Canada authorizing ECI Canada to distribute Envirocoat's products throughout ICI Canada's retail outlets across Canada operating under the ICI Glidden and Color Your World names. The purchasing agreement is for an initial term of one year expiring April 1, 2003 (to be renegotiated by January 2003) and includes "standard" payment terms and volume rebates based on total annual sales. Actual product purchases will be made via purchase order.

In addition to its marketing and distribution efforts in Canada, the Company continues to allocate increasing sales and marketing resources towards the large United States market. During the nine month period ended March 31, 2002 the Company generated a total of $198,515 in sales from the United States market or 35.64% of the Company's total sales for the period.

Liquidity and Solvency

As of March 31, 2002 the Company had a working capital surplus of $136,841 and although the Company continues to experience consistent sales increases on a month over month basis the Company has yet to reach a breakeven point. The Company anticipates that it will continue to require additional capital injections to fund the increased production and marketing costs necessary to achieve profitability. In the short term the Company anticipates raising capital through the sale of equity by way of one or more private placements. If necessary, however, the Company is confident that, given its track record and growing sales with ICI Canada, it would now qualify for banking financing at favourable rates to finance future growth. The Company understands the increase in revenue required to create a break-even situation, and is confident that its Canada wide purchasing agreement with ICI Canada has the potential to enable the Company to achieve profitability.

Roland J. Langset
President

PRIMA DEVELOPMENTS LTD.

02 NOV 21 AM 11:36

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of Prima Developments Ltd. (the "Company") will be held at Sheraton Guildford Hotel, Tynehead Salon No. 1, 15269 - 104th Avenue, Surrey, British Columbia, on Friday, December 14, 2001 at 1:30 p.m. for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the year ended June 30, 2001 together with the auditors' report thereon.

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To fix the number of directors for the ensuing year at three.

5. To elect directors for the ensuing year.

6. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours (excluding Saturdays and holidays) before the time of the meeting or adjournment thereof or with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

DATED at Langley, B.C., this 8th day of November, 2001.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) *Roland J. Langset*

Roland J. Langset, President

PRIMA DEVELOPMENTS LTD.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT NOVEMBER 8, 2001.

I. PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of Prima Developments Ltd. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

II. COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, AT LEAST 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF OR DEPOSITED WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO RECEIVE THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

III. REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the Company's solicitors, Gregory T. Chu, A Law Corporation at Suite 2525 - 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

IV. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the appointment of auditors.

V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. There are 11,202,265 common shares issued and outstanding.

Only those common shareholders of record on November 8, 2001 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name and Municipality of Residence	Number of Shares	Percentage of Outstanding Shares
Roland J. Langset White Rock, B.C.	5,160,515	46.07%
Commonwealth Enterprise Fund (1) White Rock, B.C.	3,123,167	27.88%

(1) Commonwealth Enterprise Fund is a private investment club with approximately 48 members. Roland J. Langset and Donald Smith, both directors of the Company, are managers of such club.

Advice To Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public shareholders of the Company, as a substantial number of the public shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.**

VI. ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at three. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE "FOR" THE ELECTION OF THE FOLLOWING PERSONS TO THE BOARD OF DIRECTORS UNLESS OTHERWISE DIRECTED. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, **THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, RESERVE THE RIGHT TO VOTE FOR ANY OTHER NOMINEE IN THEIR SOLE DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING ON THE ELECTION OF DIRECTORS.**

The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from said nominees, and sets forth the name and municipality of residence of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the year in which he was first elected a director, and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him.

Name, Municipality of Residence & Position with Company	Present Principal Occupation (1)	Previously a director	Shares Owned (2)
Roland J. Langset (3)(4) White Rock, B.C. President and Director	President, Envirocoat Technologies Inc., June, 1993 to present	Since October 4, 1993	5,160,515
Donald Smith (3)(4) Genelle, B.C. Director	Land Developer, Self-employed businessman	Since June 29, 1995	152,738
Aaron Langset (3) Langley, B.C. Director	Production Manager, Envirocoat Technologies Inc., 1994 to present	Since January 20, 1998	367,452

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of October 31, 2001.

(3) Member of Audit Committee

(4) Commonwealth Enterprise Fund. is the beneficial owner of 3,123,167 common shares in the capital stock of the Company. See Item V. "Voting Shares and Principal Holders Thereof" for details. Roland Langset and Donald Smith are managers of Commonwealth Enterprise Fund and as such exercise control or direction over such shares.

The Company does not have an Executive Committee. Pursuant to the provisions of the *Company Act* (British Columbia) the Company is required to have an Audit Committee whose members are indicated above.

All of the above persons are ordinarily resident in Canada. Pursuant to section 111 of the *Company Act*, advance notice of the Meeting was published in The Vancouver Sun, on Tuesday, October 16, 2001.

VII. REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

Executive Compensation

Cash: During the fiscal year ended June 30, 2001 the aggregate remuneration paid to the Company's directors and senior officers or companies controlled by such directors and senior officers was $253,064 (2000 - $231,050).

The Company currently has two executive officers, being Roland J. Langset (President) and Leeann Payne (Secretary). The Statement of Executive Compensation required under Form 41 of the *Securities Act* (British Columbia) requires disclosure of compensation for each Chief Executive Officer and for each of the Corporation's four most highly compensated executive officers, other than the Chief Executive Officer for the three most recently completed financial years, provided that the disclosure is not required for an executive officer where total salary and bonus does not exceed $100,000.

Roland J. Langset is the "Named Executive Officer" of the Corporation for the purposes of the following disclosure:

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year Ended June 30	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Roland J. Langset President	2001 2000 1999	90,000 [1,2] 97,000 [1] 86,700 [1]	NIL NIL NIL	NIL NIL NIL	NIL 471,000 NIL	NIL NIL NIL	NIL NIL NIL	NIL 750,000 shares [3] NIL

(1) This figure includes payments made to Mr. Langset by the Company's subsidiaries Envirocoat Technologies Inc. and ECI Envirocoatings (Canada) Inc.

(2) See also Item VIII "Interest of Management and Insiders in Material Transactions" for details of royalty payments made by the Company to Mr. Langset during the fiscal year ended June 30, 2001.

(3) During the fiscal year ended June 30, 2000 Roland J. Langset acquired a total of 750,000 additional performance shares of the Company at a price of $0.01 per share in consideration for, inter alia, Mr. Langset's efforts in reorganizing the Company's affairs. These shares are held in escrow by the Company's registrar and transfer agent, Computershare Trust Company of Canada, subject to the direction or determination of the Canadian Venture Exchange.

Stock Options

The following table discloses the particulars of options or stock appreciation rights ("SARs") granted during the most recently completed financial year to the Named Executive Officer:

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Financial Year	Securities Under Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Roland Langset President	2001	NIL	N/A	N/A	N/A	N/A

The following table discloses the particulars of stock options exercised during the most recently completed financial year by the Named Executive Officer:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Financial Year	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Roland Langset President	2001	NIL	N/A	471,000/NIL	$518,100[1]

(1) As of the fiscal year ended June 30, 2001 the last closing price of the Company's shares was $1.40 per share.

Retirement Plans

The Company has no retirement plans, pension plans or other form of retirement compensation for its employees.

Employment Contracts and Termination of Employment

As of the date hereof, the Company has not entered into a formal management/employment agreement with the Named Executive Officer or with any of its other key employees and there are no specific compensatory plans or arrangements currently in place with such officer or other employees in the event of termination or a change in control of the Company. See "Executive Compensation - Cash" for details of the aggregate compensation paid to the Named Executive Officer by the Company and its subsidiaries during the fiscal year ended June 30, 2001.

Compensation of Directors

During the fiscal year ended June 30, 2001 Aaron Langset was paid the sum of $80,090 (2000 - $81,800) by way of salary and consulting fees in his capacity as production manager of the Company's subsidiary, Envirocoat Technologies Inc., and Donald Smith received a total of $5,500 (2000 - $3,250) in director's fees. Save as aforesaid and the reimbursement of out of pocket expenses, the directors of the Company received no remuneration in their capacities as such during the fiscal year ended June 30, 2001.

Indebtedness:

None of the current directors or senior officers of the Company, nor proposed nominees for election as directors of the Company nor associates or affiliates of such persons are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

VIII. INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

No director, senior officer, or other insider of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company other than as disclosed herein and as follows:

1. The Company's subsidiary, Envirocoat Technologies Inc. ("ETI"), is committed to pay royalties to Roland J. Langset, the President of the Company, as follows:

   (a) $0.37 per litre of all products manufactured and shipped from any and all primary manufacturing facilities owned in whole or in part by ETI or any and all production facilities under any type of agreement with ETI anywhere in the world;

   (b) 4.8% of total sales of all products and services from all factories or authorized regional outlets located in Canada or the United States of America; and

   (c) 9.55% of total billings calculated in U.S. dollars for all products passing through such entity as is set up as an international distributor including the United States of America and all other foreign countries.

   During the fiscal year ended June 30, 2001 Mr. Langset received a total of $26,399 (2000 - $89,913) in royalties from the Company.

IX. REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the reappointment of Buckley Dodds, Chartered Accountants, of 1140 - 1185 West Georgia Street, Vancouver, B.C. V6E 4E6 as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors. Buckley Dodds, Chartered Accountants, were first appointed auditors of the Company with respect to the Company's fiscal year ended June 30, 1996.

X. MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company. See Item VII "Remuneration of Management and Executive Compensation" for details of the remuneration paid to the Named Executive Officer of the Company.

XI. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

XII. CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Langley, British Columbia, this 8th day of November, 2001.

(signed) Roland J. Langset

Roland J. Langset
President

PRIMA DEVELOPMENTS LTD.

PROXY

FOR THE ANNUAL GENERAL MEETING
TO BE HELD DECEMBER 14, 2001

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

The undersigned, being a shareholder of Prima Developments Ltd. (the "Company"), hereby appoints Roland J. Langset, President and a director of the Company, or failing him, Aaron Langset, a director of the Company, or, alternatively, ________________________________, as proxyholder, to attend the Annual General Meeting of the Company to be held on December 14, 2001 and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below as follows:

(a) Appointment of Buckley Dodds, Chartered Accountants, as auditor and authorizing the directors to fix the remuneration to be paid to the auditor.

VOTE FOR _____ WITHHOLD VOTE _____

(b) Fixing the number of directors for the ensuing year at three.

IN FAVOUR _____ AGAINST ______

(c) Election of the Board of Directors as follows:

Roland J. Langset	VOTE FOR __ WITHHOLD VOTE __
Donald Smith	VOTE FOR __ WITHHOLD VOTE __
Aaron Langset	VOTE FOR __ WITHHOLD VOTE __

(d) With respect to the transaction of such other business as may properly come before the Meeting, as the proxyholder, in his sole discretion, may see fit.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.

DATED this _____ day of ______________, 2001.

____
NAME (Please Print)

____
SIGNATURE

____
Number of Shares Represented
by This Proxy

NOTES

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY POLL REQUESTED BY A SHAREHOLDER OR PROXYHOLDER (PROVIDED THE INSTRUCTIONS ARE CERTAIN) OR REQUIRED BY VIRTUE OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY BEING REPRESENTED BY PROXIES AT THE MEETING THAT ARE TO BE VOTED AGAINST A MATTER. IF THE SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS ABOVE BY MARKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE. **IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.** IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

2. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

3. This Proxy will not be valid unless it is dated and signed by the shareholder, by his attorney authorized in writing or by the intermediary. In the case of a corporation, this Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours (excluding Saturdays and holidays) before the time of the Meeting or adjournment thereof or deposited with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

5. This Proxy is solicited on behalf of the management of the Company.

Your name and address are shown as registered - please notify Computershare Trust Company of Canada of any change in your address.

PRIMA DEVELOPMENTS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of Prima Developments Ltd. (the "Company") will be held at Sheraton Guildford Hotel, Tynehead Salon No. 1, 15269 - 104th Avenue, Surrey, British Columbia, on Friday, December 15, 2000 at 1:30 p.m. for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the year ended June 30, 2000 together with the auditors' report thereon.

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To fix the number of directors for the ensuing year at three.

5. To elect directors for the ensuing year.

6. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Montreal Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours (excluding Saturdays and holidays) before the time of the meeting or adjournment thereof or with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

DATED at Langley, B.C., this 10th day of November, 2000.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) *Roland J. Langset*

Roland J. Langset, President

PRIMA DEVELOPMENTS LTD.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT NOVEMBER 10, 2000.

I. PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of Prima Developments Ltd. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

II. COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION**. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, MONTREAL TRUST COMPANY OF CANADA, OF 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, AT LEAST 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF OR DEPOSITED WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO RECEIVE THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

III. REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 2525 - 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

IV. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the appointment of auditors.

V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. There are 9,425,930 common shares issued and outstanding.

Only those common shareholders of record on November 9, 2000 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name and Municipality of Residence	Number of Share	Percentage of Outstanding Shares
Roland J. Langset White Rock, B.C.	4,072,715	43.21%
Commonwealth Enterprise Fund (1) White Rock, B.C.	3,309,167	35.11%

(1) Commonwealth Enterprise Fund is a private investment club with approximately 48 members. Roland J. Langset and Donald Smith, both directors of the Company, are managers of such club.

Advice To Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public shareholders of the Company, as a substantial number of the public shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.**

VI. ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at three. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The following information concerning the proposed nominees has been furnished by each of them.

Name, Municipality of Residence & Position with Company	Present Principal Occupation (1)	Previously a director	Shares Owned (2)
Roland J. Langset (3)(4) White Rock, B.C. President and Director	President, Envirocoat Technologies Inc., June, 1993 to present	Since October 4, 1993	4,072,715
Donald Smith (3)(4) Genelle, B.C. Director	Land Developer, Self-employed businessman	Since June 29, 1995	161,738
Aaron Langset (3) Langley, B.C. Director	Production Manager, Envirocoat Technologies Inc., 1994 to present	Since January 20, 1998	225,952

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of October 31, 2000.

(3) Member of Audit Committee

(4) Commonwealth Enterprise Fund. is the beneficial owner of 3,309,167 common shares in the capital stock of the Company. See Item V. "Voting Shares and Principal Holders Thereof" for details. Roland Langset and Donald Smith are managers of Commonwealth Enterprise Fund and as such exercise control or direction over such shares.

The Company does not have an Executive Committee. Pursuant to the provisions of the *Company Act* (British Columbia) the Company is required to have an Audit Committee whose members are indicated above.

All of the above persons are ordinarily resident in Canada. Pursuant to section 111 of the *Company Act*, advance notice of the Meeting was published in The Vancouver Sun, on Thursday, October 19, 2000.

VII. REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

Executive Compensation

Cash: During the fiscal year ended June 30, 2000 the aggregate remuneration paid to the Company's directors and senior officers or companies controlled by such directors and senior officers was $231,050.

The Company currently has two executive officers, being Roland J. Langset (President) and Leeann Payne (Secretary). The Statement of Executive Compensation required under Form 41 of the *Securities Act* (British Columbia) requires disclosure of compensation for each Chief Executive Officer and for each of the Corporation's four most highly compensated executive officers, other than the Chief Executive Officer for the three most recently completed financial years, provided that the disclosure is not required for an executive officer where total salary and bonus does not exceeds $100,000.

Roland J. Langset is the "Named Executive Officer" of the Corporation for the purposes of the following disclosure:

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year Ended June 30	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Roland J. Langset President	2000 1999 1998	97,000 [1] 86,700 [1] 36,100	NIL NIL NIL	NIL NIL NIL	471,000 NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL

(1) This figure includes payments made to Mr. Langset by the Company's subsidiaries Envirocoat Technologies Inc. and ECI Envirocoatings (Langley) Inc.

Plans:

The Company does not have any pension plans. During the financial year ended June 30, 2000 there were not any remuneration payments (other than direct remuneration) made, directly or indirectly, by the Company pursuant to any existing plan or arrangement to its Named Executive Officer, save as disclosed herein.

The following table discloses the particulars of options or stock appreciation rights ("SARs") granted during the most recently completed financial year to the Named Executive Officer:

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Financial Year	Securities Under Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Roland Langset President	2000	471,000	59.85%	$0.30	$0.40	April 12, 2005

The following table discloses the particulars of stock options exercised during the most recently completed financial year by the Named Executive Officer:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Financial Year	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Roland Langset President	2000	NIL	N/A	471,000	$47,100 [1]

(1) As of the fiscal year ended June 30, 2000 the last closing price of the Company's shares was $0.40 per share.

Directors: During the fiscal year ended June 30, 2000 Aaron Langset was paid the sum of $81,800 by way of salary and consulting fees in his capacity as production manager of the Company's subsidiary, Envirocoat Technologies Inc., and Donald Smith received a total of $3,250 in directors' fees. Save as aforesaid and the granting of incentive stock options, the directors of the Company received no remuneration in their capacities as such during the fiscal year ended June 30, 2000.

Save as disclosed below none of the current directors or senior officers of the Company, nor proposed nominees for election as directors of the Company nor associates or affiliates of such persons are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year. At the commencement of the Company's fiscal year ended June 30, 2000 Commonwealth Enterprise Fund ("CEF") was indebted to the Company in the aggregate amount of $27,200 in respect of advances made to CEF in previous fiscal years. As at June 30, 2000 this indebtedness had been reduced to zero. CEF is a private investment club with approximately 48 members and a principal shareholder of the Company. Roland J. Langset and Donald Smith, both directors of the Company, are managers of CEF.

VIII. INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

No director, senior officer, or other insider of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company other than as disclosed herein and as follows:

1. The Company's subsidiary, Envirocoat Technologies Inc. ("ETI"), is committed to pay royalties to Roland J. Langset, the President of the Company, as follows:

   (a) $0.37 per litre of all products manufactured and shipped from any and all primary manufacturing facilities owned in whole or in part by ETI or any and all production facilities under any type of agreement with ETI anywhere in the world;

   (b) 4.8% of total sales of all products and services from all factories or authorized regional outlets located in Canada or the United States of America; and

   (c) 9.55% of total billings calculated in U.S. dollars for all products passing through such entity as is set up as an international distributor including the United States of America and all other foreign countries.

   During the fiscal year ended June 30, 2000 Mr. Langset received a total of $80,913 ($30,000 - 1999) in royalties from the Company.

2. Roland J. Langset acquired a total of 1,100,000 units of the Company at a price of $0.15 per unit pursuant to a private placement completed on September 20, 1999, each unit consisting of one common share and one non-transferable share purchase warrant to purchase an additional common share for a period of two years at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year.

3. Roland J. Langset also acquired a total of 1,857,143 units of the Company at a price of $0.105 per unit pursuant to a private placement completed on March 27, 2000, each unit consisting of one common share and one non-transferable share purchase warrant to purchase an additional common share for a period of two years at an exercise price of $0.14 per share.

4. Commonwealth Enterprise Fund acquired a total of 1,755,095 units of the Company at a price of \$0.105 per unit pursuant to a private placement completed on March 27, 2000, each unit consisting of one common share and one non-transferable share purchase warrant to purchase an additional common share for a period of two years at an exercise price of \$0.14 per share. CEF is a private investment club with approximately 48 members and a principal shareholder of the Company. Roland J. Langset and Donald Smith, both directors of the Company, are managers of CEF.

5. Roland J. Langset acquired a total of 750,000 additional performance shares of the Company at a price of \$0.01 per share, which shares are held in escrow by the Company's registrar and transfer agent, Montreal Trust Company of Canada, subject to the direction or determination of the Canadian Venture Exchange.

IX. REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the reappointment of Buckley Dodds, Chartered Accountants, of 1140 - 1185 West Georgia Street, Vancouver, B.C. V6E 4E6 as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors. Buckley Dodds, Chartered Accountants, were first appointed auditors of the Company with respect to the Company's fiscal year ended June 30, 1996.

X. MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company. See Item VII "Remuneration of Management and Executive Compensation" for details of the remuneration paid to the Named Executive Officer of the Company.

XI. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four digits to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise is some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred it is not possible to conclude that all aspects of the Year 2000 issue affecting the Issuer and those related to the efforts of customers, suppliers and other third parties, have been fully resolved.

XII. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DATED at Langley, B.C., this 10th day of November, 2000.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) *Roland J. Langset*

Roland J. Langset
President

FORM 61

QUARTERLY REPORT

Incorporated as part of: __X__ **Schedule A**
__X__ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	PRIMA DEVELOPMENTS LTD.
ISSUER'S ADDRESS:	200 - 20351 Duncan Way Langley, B.C. V3A 7N3
ISSUER TELEPHONE NUMBER:	(604) 532 - 5311
ISSUER FAX NUMBER:	(604) 532 - 5377
CONTACT PERSON:	ROLAND LANGSET
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 532 - 5311
FOR QUARTER ENDED:	June 30, 2000
DATE OF REPORT:	November 10, 2000

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

(signed) *ROLAND LANGSET* NAME OF DIRECTOR	2000/11/10 DATE SIGNED (YY/MM/DD)
(signed) *AARON LANGSET* NAME OF DIRECTOR	2000/11/10 DATE SIGNED (YY/MM/DD)

Schedule “A”

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2000

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX

AUDITORS' REPORT

To The Shareholders of Prima Developments Ltd:

We have audited the consolidated balance sheet Prima Developments Ltd. as at June 30, 2000 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2000 and the results of its operations and cash flows for the year then ended in accordance with generally accepted accounting principles.

Vancouver, BC	"Buckley Dodds"
September 8, 2000	Chartered Accountants

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED BALANCE SHEET

AS AT JUNE 30, 2000

ASSETS

	2000	1999
CURRENT		
Cash	$ 38,086	$ 137,437
Barter trade currency (Note 4)	12,160	-
Accounts receivable	23,583	50,310
GST receivable	-	4,921
Inventory	44,699	21,929
Prepaid expenses	2,412	2,412
	120,940	217,009
DUE FROM AFFILIATES (Note 5)	229	27,200
CAPITAL ASSETS (Schedule 1)	39,287	55,378
PATENTS & FORMULAS, net of amortization	8,671	10,553
	$ 169,127	$ 310,140

LIABILITIES

	2000	1999
CURRENT		
GST Payable	$ 4,681	$ -
Payables and accruals	73,480	133,323
Current portion of promissory notes (Note 8)	27,696	16,320
Due to related parties (Note 6)	40,088	42,565
	145,945	192,208
DUE TO AFFILIATE (Note 7)	10,623	256,582
PROMISSORY NOTES (Note 8)	2,358	20,880
	158,926	469,670
MINORITY INTEREST (Note 16)	101,142	44,169

SHARE CAPITAL AND DEFICIT

	2000	1999
SHARE CAPITAL (Note 9)	5,180,433	4,657,497
DEFICIT	(5,271,374)	(4,861,196)
	(90,941)	(203,699)
APPROVED BY DIRECTORS	$ 169,127	$ 310,140

"Roland Langset" Director

"Aaron Langset" Director

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE YEAR ENDED JUNE 30, 2000

	2000	1999
DEFICIT, beginning of year	$ 4,861,196	$ 4,411,721
NET LOSS FOR THE YEAR	410,178	449,475
DEFICIT, end of year	$ 5,271,374	$ 4,861,196

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2000

	2000	1999
SALES	$ 360,067	$ 399,100
COST OF SALES (Schedule 2)	130,817	221,534
GROSS PROFIT	229,250	177,566
EXPENSES		
Consulting fees (Schedule 2)	171,213	254,185
Salaries	158,520	144,952
Management fees	97,000	83,200
Rent	84,785	73,532
Professional fees	67,960	76,034
Office	55,272	47,297
Royalties and referral fees	52,413	59,784
Advertising and promotion	41,775	40,863
Auto and travel	39,414	33,809
Telephone and utilities	26,523	37,216
Bank charges and interest	18,234	11,059
Amortization	17,845	20,135
Filing and transfer fees	14,533	9,185
Commission	11,720	-
Director fees	4,050	1,500
Insurance	2,958	2,909
Administrative fees	2,934	8,464
Subcontractors	2,892	-
Research and development	2,650	-
License and dues	2,045	8,579
Repairs and maintenance	1,257	4,981
Revenue participation fees	1,353	3,044
Bad debts	56	10,891
	877,402	931,619
LOSS FROM OPERATIONS	(648,152)	(754,053)
OTHER INCOME/ EXPENSES	(6,441)	4,422
	(654,593)	(749,631)
MINORITY INTEREST	244,415	300,156
NET LOSS FOR THE YEAR	$ (410,178)	$ (449,475)
LOSS PER SHARE	$ (0.06)	$ (0.15)

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2000

	2000	1999
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		
Net loss for the year	$ (410,178)	$ (449,475)
Items not involving cash		
Amortization	17,845	20,135
	(392,333)	(429,340)
Changes in non-cash working capital items		
Accounts receivable	26,727	(33,256)
GST receivable/payable	9,602	12,118
Inventory	(22,770)	1,177
Payables and accruals	(59,843)	38,774
Barter trade currency	(12,160)	-
	(450,777)	(410,527)
FINANCING ACTIVITIES		
Promissory note	(7,146)	35,200
Minority interest	56,973	(18,164)
Issuance of common shares	522,936	165,754
Due to related parties	(2,477)	(130)
	570,286	182,660
INVESTING ACTIVITIES		
Advance to an affiliate	(218,988)	284,575
Purchase of capital assets	128	(23,655)
	(218,860)	260,920
INCREASE (DECREASE) IN CASH	(99,351)	33,053
CASH , beginning of year	137,437	104,384
CASH, end of year	$ 38,086	$ 137,437

See accompanying notes to the audited financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2000

NOTE 1 BUSINESS DESCRIPTION

The Company is listed on the Canadian Venture Exchange and has a controlling interest in two companies. One company, Envirocoat Technologies Inc. (ETI) manufactures a proprietory ceramic based coating system designed to provide a full bodied waterproof protective shield or membrane over any exposed surface which reflects sunlight and seals out rain, ice, snow, or moisture. The second company, ECI Envirocoatings (Langley) Inc. (ECI) is the Canadian distributor of the product.

NOTE 2 GOING CONCERN CONSIDERATION

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than normal course of business and at amounts different from those in the accompanying financial statements.

Because of the operating losses of the past years, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operation.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of Prima Developments Ltd. (the "Company" or "Prima") and its 49.7% owned subsidiaries, Envirocoat Technologies Inc. ("ETI") and ECI Envirocoatings (Langley) Inc. ("ECI") (Note 12 a). All significant intercompany accounts and transactions have been eliminated in consolidation.

a) Inventory

Inventory is valued at the lower of cost and net realizable value.

b) Capital Assets

Capital assets are recorded at cost and are amort ized in the following manner:

Computer	30% Declining Balance
Office Furniture	20% Declining Balance
Manufacturing Equipment	20% Declining Balance
Automobile	30% Declining Balance
Leasehold Improvements	3 years Straight Line

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In the year of acquisition, amortization is calculated at one-half of the above-noted rates.

c) Loss Per Share

Loss per share has been computed based on the weighted average number of common shares outstanding.

d) Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4 BARTER TRADE CURRENCY

Barter trade currency consists of barter trade dollars held on a North American barter trade exchange which consists of a membership who purchases or sells goods or services using an alternate currency. Each unit of barter trade currency is equal in value to the Canadian dollar. The barter trade currency held is restricted in that it may only be used to purchase goods or services from other members of that exchange.

NOTE 5 DUE FROM AFFILIATES

These amounts are payable on demand from companies which hold a non-controlling interest in ETI. These amounts are non-interest bearing.

NOTE 6 DUE TO RELATED PARTIES

Due to related parties represent amounts payable to directors and are without interest and specific terms of repayment.

NOTE 7 DUE TO AN AFFILIATE

This amount is due to an affiliated company controlled by a group of shareholders of the Company. This amount does not carry any interest nor have any specific terms of repayment.

NOTE 8 PROMISSORY NOTES

Promissory notes represent a series of notes bearing interest at 10% annually. These notes are repaid monthly and have various end dates.

	2000	1999
Promissory notes	$ 30,054	$ 37,200
Less: Current portion	(27,696)	(16,320)
	$ 2,358	$ 20,880

NOTE 9 SHARE CAPITAL

a) Share capital is represented by the following:

Authorized: 100,000,000 Common Shares, no par value

Issued for:

	2000		1999	
	NUMBER OF SHARES	VALUE	NUMBER OF SHARES	VALUE
Balance, Beginning of Year	3,951,286	$ 4,657,497	2,846,260	$ 4,491,743
Issued for Performance	750,000	7,500	-	-
Issued for cash Private Placement	4,724,644	515,436	1,105,026	165,754
Balance, end of year	9,425,930	$ 5,180,433	3,951,286	$ 4,657,497

At June 30, 2000 a total of 5,829,670 common shares are subject to various hold restrictions expiring between June 18, 2000 and July 27, 2000 (as to 1,535,000 shares) and between October 2, 2000 to February 2, 2001 (as to 4,294,670 shares).

b) Escrow shares

In the 2000 fiscal year the company issued a total of 750,000 performance shares to its President and Director in consideration for reorganizing efforts. Under the terms of the escrow agreement, release from escrow shall be made on the basis of cash flow from operations in accordance with the rules and policies of the regulatory authorities. Any shares not released from escrow within 10 years (March 17, 2010) shall be cancelled.

NOTE 9 SHARE CAPITAL (Continued)

c) Warrants

On the issues of shares pursuant to private placements in 1999 and 2000, 5,829,670 warrants to purchase up to 5,829,670 common shares of the company are as follows:

Number of Warrants	Excrise Price	Expiry Date
1,535,000	$ 0.15 - $0.18	September 20, 2001
4,294,670	$ 0.14	March 27, 2002

d) Stock Options

At June 30, 2000 the company has issued 787,000 stock options to certain directors, officers and employes to purchase up to 787,000 common shares at $0.30 per share. The options expire April 12, 2005.

Subject to regulatory approval, holders of 299,200 preferred shares of ECI Envirocoatings (Langley) Inc. have been granted the right to exchange their preferred shares in ECI for common shares of the company calculated on the basis of the market price at the time of the exchange less a discount of 15% subject to a minimium price of $0.15 per share.

NOTE 10 RELATED PARTY TRANSACTIONS

a) During the year, $97,000 (1999 - $85,100) was paid a director or to companies controlled by a director for management fees, administration and consultation services.

b) During the year, $80,913 (1999-$30,000) was paid or payable to a director of the Company for royalties as described in Note 15 (b).

c) During the year, $3,250 (1999-$1,500) was paid to directors of the Company as director fees.

d) During the year, $120,800 (1999-$55,926) of salaries and consulting fees were paid to certain directors and officers of the Company.

NOTE 11 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities consist of cash, accounts receivable, GST payable, payables and accruals and due to related parties, the terms and conditions of which have been described in the notes.

Price Risk Management

Currency Risks

The Company sells its products internationally, giving rise to exposure to currency risks from changes in foreign exchange rates. Since the Company does not have any significant international trading, it does not use derivative financial instruments or borrow a portion of its funds in U.S. dollars to reduce foreign currency risks.

Credit Risk Management

Credit risk arises from the potential that a debtor will fail to perform its obligations. The Company is subject to credit risk through its accounts receivables. The company does not have any formal credit policy to reduce this risk. The company does not have a significant exposure to any individual customer. Therefore, the concentration of credit risk is not considered to be significant.

The Company is also subject to credit risk through its cash. However, the cash is placed in a well-capitalized, high quality financial institution. Accordingly, concentration of credit risk is considered to be minimal.

Interest Rate Risk

Interest rate risk is the risk to the Company's earnings that would arise from fluctuations in interest rates and would depend on the volatility of these rates. The Company's borrowings from external parties are minimal and are done at a fixed interest rate; accordingly, its interest rate risk is not considered to be significant.

NOTE 12 SIGNIFICANT EVENTS

a) Effective June 4, 1998, and pursuant to the terms of the conversion agreement dated November 20, 1996 with "ETI", "Prima" acquired 2,436,031 newly issued shares of "ETI" representing 51% of all the issued shares. The consideration consisted of $25,700 which had been a loan to "ETI".

Since the transaction was between related parties and it resulted in "Prima" owning 51% of "ETI's" common shares, this business combination has been accounted for as an acquisition of the assets and liabilities of "ETI" by "Prima" (purchase method). "ETI" manufactures coatings as described in Note 1. Subsequent to the business combination between Prima and ETI, common shares were issued from treasury by ETI which has reduced Prima's ownership interest in ETI to 49.7%. As Prima continues to control ETI, the business combination continues to be accounted for as a consolidation with Prima as the parent company.

Application of purchase method accounting for the business combination:

(i) All "ETI's" and its subsidiary's assets and liabilities are included in the consolidated financial statements at their fair market values at the effective date of the transaction.

(ii) For purposes of this transaction, the deemed consideration paid by "Prima" for 2,436,031 common shares of "ETI" is $25,700.

Cash	$ 208
Accounts receivable	18,203
GST receivable	15,190
Inventory	22,000
Prepaid expenses	2,412
Due from an afiliate	57,293
Capital Assets	40,862
Patents and Formulas	13,259
Accounts payable	(67,765)
Due to related parties	(27,426)
	74,236
Less: minority interest	(48,536)
	$ 25,700

NOTE 13 INCOME TAXES

The Company has losses carried forward for income tax purposes for deduction against future years' taxable income. The losses carried forward expire in the fiscal years ending as follows:

	"ECI"	"ETI"	"Prima"
2001	$ -	$ 33,814	$ 105,188
2002	-	205,608	97,362
2003	-	75,000	-
2004	-	217,000	96,488
2005	-	428,000	122,411
2006	135,368	392,718	161,604
2007	237,687	1,469,030	378,454
	$ 373,055	$2,821,170	$ 961,507

NOTE 14 COMMITMENTS

a) The Company is party to certain premises leases for a total of $113,640 that require payments of $40,473 in 2001.

b) "ETI" is committed to pay Royalties to a director as follows:

1) $0.37 per litre of all products manufactured and shipped from any and all primary manufacturing facilities owned in whole or in part by "ETI" or any and all production facilities under any type of agreement with "ETI" anywhere in the world;

2) 4.8% of total sales of all products and services from all factories or authorized regional outlets located in Canada or the United States of America;

3) 9.5% of total billings calculated in U.S. funds for all products passing through such entity as is set up as an international distributor including the United States of America and all other foreign countries.

NOTE 15 UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

NOTE 16 MINORITY INTEREST

The minority interest in the equity of ETI and ECI for the year ended June 30, 2000 has been recognized to the extent it exceeds the value of the non-controlling interest's preferred shares. Subsequent earnings will be allocated entirely to the non-controlling interest until the value of these preferred shares is restored.

NOTE 17 CONTINGENT LIABILITY

In 1993 the Company's then wholly-owned U.S. subsidiary Paladin Fuel Technology, Inc. received a notice of violation from the Kentucky Department of Enviromental Protection in respect of the disposal of waste products and coal slurry onto certain lands owned by the U.S. Subsidiary in Shelby County, Kentucky. In 1995 the Commonwealth of Kentucky commenced an action against the U.S. Subsidiary in respect of unpaid property taxes on the Lands. The Company understands that the U.S. Subsidiary has been subsequently dissolved by the Secretary of the State of Delaware for failure to pay its annual taxes. None of the Company's current directors or officers were involved with the previous activities of Paladin, however, it is current management's understanding that Paladin was transferred to a third party prior to its being dissolved and accordingly the Company takes the postion that it is not responsible for any debts or liabilities of the U.S. Subsidiary. There is a risk, however, that a court could hold otherwise in which event it is management's understanding that the current value of the Lands is in excess of the estimated costs of reclamation and any outstanding property taxes.

PRIMA DEVELOPMENTS LTD. SCHEDULE 1

CONSOLIDATED CAPITAL ASSETS AND ACCUMULATED AMORTIZATION

JUNE 30, 2000

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	AMORTIZATION
COMPUTER				
Opening Balance	$ 8,503	$ 4,743	$ 3,760	$
Provision	-	1,235	(1,235)	1,235
	8,503	5,978	2,525	
OFFICE FURNITURE AND EQUIPMENT				
Opening Balance	29,472	10,835	18,637	
Provision	-	3,195	(3,195)	3,195
	29,472	14,030	15,442	
AUTOMOBILE				
Opening Balance	7,540	2,262	5,278	
Provision	-	1,128	(1,128)	1,128
	7,540	3,390	4,150	
LEASEHOLDS				
Opening Balance	13,601	6,875	6,726	
Provision	-	4,919	(4,919)	4,919
Closing Balance	13,601	11,794	1,807	
MANUFACTURING EQUIPMENT				
Opening Balance	67,825	48,366	19,459	
Provision	-	4,096	(4,096)	4,096
Closing Balance	67,825	52,462	15,363	
TOTAL TO JUNE 30, 2000	$ 126,941	$ 87,654	$ 39,287	$ 14,573

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD. SCHEDULE 2

COST OF GOODS SOLD AND CONSULTING FEES

JUNE 30, 2000

COST OF SALES CONSISTS OF THE FOLLOWING:

	2000	1999
Purchases	$ 124,582	$ 151,688
Subcontracts	-	64,541
Freight	6,235	5,305
	$ 130,817	$ 221,534

CONSULTING FEES CONSIST OF THE FOLLOWING:

	2000	1999
Sales and marketing	$ 111,523	$ 189,793
Computer consulting	36,750	40,913
Project consulting	14,000	12,172
Business consulting	3,000	11,307
Investment fees	2,150	-
Casual labour	3,790	-
	$ 171,213	$ 254,185

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD.

Schedule "B" - Supplementary Information

JUNE 30, 2000

1. (a) **Breakdown of Cost of Sales and General and Administrative Expenses:**

(i) Cost of Sales - For the fiscal year ended:

	June 30, 2000	June 30, 1999
Purchases	124,582	151,688
Subcontracts	-	64,541
Freight	6,235	5,305
TOTAL	130,817	221,534

(ii) General and Administrative Expenses:

See audited financial statements as at June 30, 2000 attached as Schedule "A".

(b) **Aggregate Expenditures to parties not at arm's length to the Company:**

During the fiscal year ended June 30, 2000 a total of $221,050 (1999 -$142,526) was paid to parties not at arm's length to the Company in respect of management and consulting fees and salaries. An additional $80,913 (1999 - $30,000) was paid to a director of the Company by way of royalties during the last fiscal year. See Note 10 of the audited financial statements as at June 30, 2000 attached as Schedule "A".

2. (a) No shares of the Company were issued during the fiscal quarter ended June 30, 2000.

(b) During the fiscal quarter ended June 30, 2000 the Company granted incentive stock options to its directors, officers and employees to purchase up to an aggregate of 787,000 common shares at an exercise price of $0.30 per share exercisable on or before April 12, 2005.

3. As at June 30, 2000:

(a) the share capital of the Company consisted of the following:

Authorized

100,000,000 common shares without par value;

Issued and Outstanding

9,425,930 common shares

(b) the following share purchase warrants were outstanding:

Number of Options/Warrants	Exercise Price/Share	Expiry Date
1,535,000 Warrants	0.18	September 20, 2001
4,294,670 Warrants	0.14	March 27, 2002
787,000 Options	0.30	April 12, 2005

Save as aforesaid there were no options or convertible securities outstanding.

(c) there were 750,000 common shares held in escrow.

Save as aforesaid there were no shares subject to a pooling agreement.

(d) the following individuals were directors of the Company:

Roland L. Langset
Donald Smith
Aaron Langset

SCHEDULE C: MANAGEMENT DISCUSSION

PRIMA DEVELOPMENTS LTD.

QUARTERLY REPORT FOR THE FISCAL YEAR ENDED JUNE 30, 2000

During the fiscal year ended June 30, 2000 the Company completed a "reorganization" of its affairs under the policies of the Canadian Venture Exchange and was removed from "inactive" status.

The Company currently holds a 49.7% ownership interest in Envirocoat Technologies Inc. ("Envirocoat"), a private company which holds proprietary rights to the Ceramic InsulCoat R:E Permanent Coatings System, a ceramic-based coating system designed to provide a full-bodied weatherproof protective shield or membrane over any exposed surface which refracts sunlight and seals out rain, ice, snow or moisture and adding a thermal barrier to any wall system thus lowering energy consumption. These products are distributed in Canada by ECI Envirocoatings (Langley) Inc., a subsidiary of Envirocoat ("ECI Langley"). Gross sales by Envirocoat for the fiscal year ended June 30, 2000 were $360,067 (1999 - $399,100) resulting in a gross profit of $229,250 (1999 - $177,566). Net loss for such period after deducting general and administrative expenses but before minority interest was $654,152 (1999 - $749,631) and $410,178 (1999 - $449,475) after adjusting for the minority interest. See Schedule A hereto for details of the Company's financial statements as at June 30, 2000.

On March 27, 2000 the Company completed a private placement of 4,294,670 units at a price of $0.105 per unit for gross proceeds of $450,940, each unit consisting of one common share and one non-transferable share purchase warrant to purchase an additional common share for a period of two years at an exercise price of $0.14 per share. The proceeds of the private placement have been used primarily for product development, inventory build up, general working capital and to fund the Company's transition from its research and development stage to its marketing stage.

In this regard Envirocoat has recently entered into field test programs with two major building component manufacturers, a major "high-rise" condominium developer and Agriculture Canada Research Centre. In addition, preliminary introduction of Envirocoat's "chameleon" coat and the Ceramic InsulCoat R:E Interior product lines have been enthusiastically received by both industry and consumers.

Subsequent the fiscal year ended June 30, 2000 the Company also announced the beginning of a strategic alliance with ICI Glidden to distribute Envirocoat's products throughout Canada. ICI Glidden is the largest distributor of paint products in the world with distribution to thousands of retail outlets in over 60 countries. The Company has also entered into non-exclusive distributorship arrangements with other distributors across Canada. Funding of these and other marketing initiatives is being sought through a private placement of shares in ECI Langley.

Management services for the Company are currently provided by Roland Langset, the President of the Company. During the fiscal year period ended June 30, 2000 an aggregate of $97,000 was paid to Mr. Langset (1999 - $85,100) by the Company, Envirocoat and ECI Langley in respect of management and consulting fees.

During the fiscal year quarter June 30, 2000 the Company did not undertake any investor relations activities.

(signed) *Roland J. Langset*

Roland J. Langset
President

PRIMA DEVELOPMENTS LTD.

PROXY

FOR THE ANNUAL GENERAL MEETING
TO BE HELD DECEMBER 15, 2000

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

The undersigned, being a shareholder of Prima Developments Ltd. (the "Company"), hereby appoints Roland J. Langset, President and a director of the Company, or failing him, Aaron Langset, a director of the Company, or, alternatively, ______________________________, as proxyholder, to attend the Annual General Meeting of the Company to be held on December 15, 2000 and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below as follows:

(a) Appointment of Buckley Dodds, Chartered Accountants, as auditor and authorizing the directors to fix the remuneration to be paid to the auditor.

VOTE FOR _____ WITHHOLD VOTE ______

(b) Fixing the number of directors for the ensuing year at three.

IN FAVOUR _____ AGAINST ______

(c) Election of the Board of Directors as follows:

Roland J. Langset	VOTE FOR __ WITHHOLD VOTE __
Donald Smith	VOTE FOR __ WITHHOLD VOTE __
Aaron Langset	VOTE FOR __ WITHHOLD VOTE __

(d) With respect to the transaction of such other business as may properly come before the Meeting, as the proxyholder, in his sole discretion, may see fit.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.

DATED this _____ day of ______________, 2000.

______________________________ ______________________________
NAME (Please Print) SIGNATURE

____
Number of Shares Represented
by This Proxy

NOTES

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY POLL REQUESTED BY A SHAREHOLDER OR PROXYHOLDER (PROVIDED THE INSTRUCTIONS ARE CERTAIN) OR REQUIRED BY VIRTUE OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY BEING REPRESENTED BY PROXIES AT THE MEETING THAT ARE TO BE VOTED AGAINST A MATTER. IF THE SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS ABOVE BY MARKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE. **IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.** IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

2. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

3. This Proxy will not be valid unless it is dated and signed by the shareholder, by his attorney authorized in writing or by the intermediary. In the case of a corporation, this Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's transfer agent, Montreal Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours (excluding Saturdays and holidays) before the time of the Meeting or adjournment thereof or deposited with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

5. This Proxy is solicited on behalf of the management of the Company.

Your name and address are shown as registered - please notify Montreal Trust Company of Canada of any change in your address.

TAB 4

PRIMA DEVELOPMENTS LTD.

INFORMATION FILED WITH THE BRITISH COLUMBIA AND ALBERTA SECURITIES COMMISSIONS
(required to be filed to obtain approval of the issuance of shares from treasury and to confirm compliance with the provisions of the *Company Act* and the *Securities Acts*)

1.	July 27, 2001	BC Form 53-901F - Material Change Report
2.	April 4, 2002	BC Form 53-901F - Material Change Report
3.	June 13, 2002	BC Form 53-901F - Material Change Report

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia) – BC Form 53-901F
Section 118(1) of the *Securities Act* (Alberta) – Form 27

02 NOV 21 AM 11:36

Item 1. Reporting Issuer

Prima Developments Ltd. (the "Company")
Suite 200 – 20351 Duncan Way
Langley, B.C. V3A 7N3
Tel: 604-532-5311 Fax: 604-532-5377

Item 2. Date of Material Change

July 27, 2001

Item 3. Press Release

July 27, 2001 – Vancouver

Item 4. Summary of Material Change

Listing On The Frankfurt, Germany Exchange Is Complete

Item 5. Full Description of Material Change

Listing On The Frankfurt, Germany Exchange Is Complete

Management's objective of providing easy access to company shares in Europe and the United States is one step closer with the completion of the Frankfurt listing.

Following a review of the world exchanges, Management selected the Frankfurt Exchange in Europe, the American Exchange in the United States and the Toronto Exchange in Canada as exchanges of credence.

Due to the accelerated global distribution program of Prima's subsidiary, EnviroCoatings, providing easier access to company shares became necessary.

Worldwide corporate associates and industrial, commercial and residential consumers of the high performance, energy saving, *'Ceramic InsulCoat R:E Paint and Coating System'* reported restricted access when purchasing Prima Developments' shares. The 'multiple listings program' will eliminate this problem.

Energy shortages, environmental concerns and cost awareness around the globe are resulting in an increased demand for solutions.

Item 6. Reliance on Section 67(2) of the *B.C Act* and Section of 118(2) of the *Alberta Act*

N/A

Item 7. Omitted Information

Nil

Item 8. Senior Officers

Roland Langset – President
(604) 532-5311

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

July 27, 2001
Date

(signature)
Roland J. Langset – President

NEWS RELEASE

July 27, 2001

Prima Developments Ltd. (PID-CDNX) For Immediate Release

LISTING ON THE FRANKFURT, GERMANY EXCHANGE IS COMPLETE

Management's objective of providing easy access to company shares in Europe and the United States is one step closer with the completion of the Frankfurt listing.

Following a review of the world exchanges, Management selected Frankfurt Exchange in Europe, the American Exchange in the United States and Toronto Exchange in Canada as exchanges of credence.

Due to the accelerated global distribution program of Prima's subsidiary, EnviroCoatings, providing easier access to company shares became necessary.

Worldwide corporate associates and industrial, commercial and residential consumers of the high performance, energy saving, 'Ceramic InsulCoat R:E Paint and Coating System' reported restricted access when purchasing Prima Developments' shares. The 'multiple listings program' will eliminate this problem.

Energy shortages, environmental concerns and cost awareness around the globe are resulting in an increased demand for solutions.

Prima Development's subsidiary, Envirocoat Technologies Inc., is a world leader in the development and manufacture of ceramic filled, high performance, thermal paints & coatings which are distributed by EnviroCoatings and ICI Glidden, the largest paint and coating company in the world.

All products are manufactured under strict ISO 9002 quality assurance program audited by KPMG.

PID is a building products and services developer. Expansion initiatives employ strict criteria in the assessment of all products, acquisitions and strategic alliances in order to maximize potential success.

Management's business model melds the past with the future by insisting on global proprietary rights, controlled manufacture and distribution, then combining this with the power of E-Commerce through a strong, effective World Wide Web presence

On behalf of the Board,

Roland Langset, President

Ph: (604) 532-5311 Fax: (604) 532-5377 E-mail: info@primadevelopments.com
Website: www.envirocoatings.com

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia) – BC Form 53-901F
Section 118(1) of the *Securities Act* (Alberta) – Form 27

Item 1. Reporting Issuer

Prima Developments Ltd. (the "Company")
Suite 200 – 20351 Duncan Way
Langley, B.C. V3A 7N3
Tel: (604) 532-5311 Fax: (604) 532-5377

Item 2. Date of Material Change

April 4, 2002

Item 3. Press Release

April 4, 2002 - Vancouver

Item 4. Summary of Material Change

Prima Developments' subsidiary, Envirocoatings (Canada) Inc., signs exclusive distribution agreement for Canada with ICI Canada Inc.

Item 5. Full Description of Material Change

Management is pleased to announce the signing of an exclusive distribution agreement for Canada with ICI Canada Inc.

Following eight months of successful product evaluation and eighteen months of regional sales trials, Envirocoatings products have now been approved for distribution through two hundred and fifty ICI Glidden and Color Your World stores.

This agreement is the first step in the full commercialization of the proprietary 'Ceramic InsulCoat R:E Paint and Coating Systems'.

Item 6. Reliance on Section 67(2) of the *B.C. Act* and Section of 118(2) of the *Alberta Act*

N/A

Item 7. Omitted Information

Nil

Item 8. Senior Officers

Roland Langset – President
(604) 532-5311

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

April 4, 2002
Date

(signature)

Roland J. Langset – President
Langley, B.C.

MATERIAL CHANGE REPORT
Section 85(1) of the *Securities Act* (British Columbia) – BC Form 53-901F
Section 118(1) of the *Securities Act* (Alberta) – Form 27

Item 1. Reporting Issuer

Prima Developments Ltd. (the "Company")
Suite 200 – 20351 Duncan Way
Langley, B.C. V3A 7N3
Tel: (604) 532-5311 Fax: (604) 532-5377

Item 2. Date of Material Change

June 06, 2002

Item 3. Press Release

June 06, 2002 - Vancouver

Item 4. Summary of Material Change

Prima Developments' subsidiary, Envirocoatings (Canada) Inc., signs exclusive distribution agreement for China.

Item 5. Full Description of Material Change

Prima Developments Ltd. ("Prima") is pleased to announce that its subsidiary, ECI Envirocoatings (Canada) Inc. ("ECI Canada"), has entered into a major distribution agreement for the sale of Envirocoat's proprietary product line known as "Ceramic InsulCoat Paint and Coating Systems" in China. Following six months of product evaluation, Envirocoatings products passed the tough new standards required by the Chinese government. This approval will result in ECI'S high performance thermal barrier product line qualifying for use in the national construction industry. The distribution agreement is for an initial term of two years and grants the distributor, an international trading company based in Shanghai, China, the exclusive right to distribute Envirocoat's products throughout China subject to certain minimum purchase volumes. Under the terms of the agreement the distributor must purchase a minimum of US $5,000,000 of product during an initial 6 month trial period and US $10,000,000 per annum thereafter. Actual purchases shall be made by way of purchase order and must be paid for in full in advance unless satisfactory alternative arrangements such as letters of credit are posted and agreed to by ECI Canada. To date ECI Canada has received purchase orders for 3 container loads of Envirocoat's products for shipment to China totaling approximately $260,000. ECI Canada has received full payment for such orders in advance and the first container load has now been shipped.

Item 6. Reliance on Section 67(2) of the *B.C Act* and Section of 118(2) of the *Alberta Act*

N/A

Item 7. Omitted Information

Nil

Item 8. Senior Officers

Roland Langset – President (604) 532-5311

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change ~~referred~~ to herein.

June 13, 2002
Date

(signature)

Roland J. Langset – President